Exhibit 99.1

Execution Version

REFINANCING AMENDMENT AND SEVENTH AMENDMENT TO CREDIT AGREEMENT

REFINANCING AMENDMENT AND SEVENTH AMENDMENT TO CREDIT AGREEMENT, dated as of August 21, 2025 (this “Agreement”), by and among Canada Goose Inc., a corporation existing under the laws of Ontario (the “Borrower”), Canada Goose Holdings Inc., a corporation existing under the laws of British Columbia (“Holdings”), the subsidiaries of the Borrower listed on the signature pages hereto, the lenders listed on the signature pages hereto and UBS AG, Stamford Branch (as successor in interest to Credit Suisse AG, Cayman Islands Branch), as the Administrative Agent (in such capacity, the “Administrative Agent”) and the Collateral Agent (in such capacity, the “Collateral Agent”).

RECITALS:

WHEREAS, reference is hereby made to the Credit Agreement, dated as of December 2, 2016 (as amended pursuant to that certain First Amendment to Credit Agreement, dated as of August 15, 2017, as supplemented as set forth in that certain supplement to the Credit Agreement posted by the Administrative Agent to the Lenders on SyndTrak on February 28, 2019 with respect to certain modifications to the Borrower’s financial reporting convention, as amended pursuant to that certain Third Amendment to Credit Agreement, dated as of May 10, 2019, as amended pursuant to that certain Refinancing Amendment and Fourth Amendment to Credit Agreement, dated as of October 7, 2020, as amended pursuant to that certain Fifth Amendment to Credit Agreement, dated as of April 8, 2021, as amended pursuant to that certain Sixth Amendment to Credit Agreement, dated as of May 9, 2023, and as otherwise amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to, but not including, the date hereof, the “Credit Agreement”; the Credit Agreement, as amended by this Agreement, the “Amended Credit Agreement”), among Holdings, the Borrower, the Lenders from time to time party thereto, the Administrative Agent and the Collateral Agent (capitalized terms used but not defined herein having the meaning provided in the Amended Credit Agreement);

WHEREAS, pursuant to the Credit Agreement, the lenders thereunder (the “Existing Term Lenders”) previously extended Term Loans in the form of 2021 Refinancing Term Loans to the Borrower on the Fifth Amendment Effective Date (the “Existing Term Loans”);

WHEREAS, the Borrower desires to (i) extend the Term Loan Maturity Date of certain Existing Term Loans as set forth herein, (ii) enter into the Existing Term Loan Refinancing (as defined below), (iii) obtain the 2025 New Term Loans (as defined below), and (iv) make other amendments to certain provisions of the Credit Agreement, in each case, upon the terms and subject to the conditions set forth below;

WHEREAS, the Borrower has requested that (i) certain Existing Term Lenders agree to extend the Term Loan Maturity Date of the Existing Term Loans held by such Existing Term Lenders (the “Extending Existing Term Lenders”) in accordance with Section 13.1(x)(i) of the Credit Agreement (such Existing Term Loans, the “Extended Existing Term Loans” and, such extension of maturity, the “Maturity Date Extension”), (ii) immediately after the Maturity Date Extension, the Credit Agreement be amended to provide for Refinancing Term Loans in accordance with Section 2.14(h) of the Credit Agreement denominated in U.S. Dollars (the “2025 Refinancing Term Loans”) having the terms applicable to Extended Existing Term Loans, which 2025 Refinancing Term Loans shall consitute the same Class as the Extended Existing Term Loans and the proceeds of which will be used to refinance the portion of the Existing Term Loans that are not Extended Existing Term Loans (the “Existing Term Loan Refinancing”), (iii) the 2025 Refinancing Term Lenders (as defined below) and the Extending Existing Term Lenders (which collectively constitute 100% of the Lenders under the Credit Agreement immediately after giving effect to the Maturity Date Extensions and the Existing Term Loan Refinancing but immediately prior to the funding of the 2025 New Term Loans) consent to amend the Credit Agreement to modify certain provisions of the Credit Agreement on the terms set forth in this Agreement and the Amended Credit Agreement on the Seventh Amendment Effective Date immediately after giving effect to the Maturity Date Extension and the Existing Term Loan Refinancing, (iv) the Person that executes and delivers a signature page to this Agreement in the capacity of the “2025 New Term Loan Lender” (the “2025 New Term Loan Lender”) extend credit to the Borrower in the form of additional Term Loans under the Amended Credit Agreement on the Seventh Amendment Effective Date (such Loans, the “2025 New Term Loans”) immediately after giving effect to the Maturity Date Extension, the Existing Term Loan Refinancing and the amendments contemplated in the immediately preceding clause (iii) (the “Amendments”), in an aggregate principal amount of U.S.$13,468,125.18 having the terms as set forth in this Agreement and the Amended Credit Agreement, which 2025 New Term Loans shall constitute an increase to, and the same Class as, the Extended Existing Term Loans and the 2025 Refinancing Term Loans and (v) the Extending Existing Term Lenders and the 2025 Refinancing Term Lenders (as defined below) (which constitute 100% of the Lenders under the Amended Credit Agreement immediately after giving effect to the Maturity Date Extension and the Existing Term Loan Refinancing but immediately prior to the funding of the 2025 New Term Loans) consent to (x) the Agent Succession and (y) the making of the 2025 New Term Loans by the 2025 New Term Loan Lender on the terms set forth in this Agreement and the Amended Credit Agreement on the Seventh Amendment Effective Date immediately after giving effect to the Existing Term Loan Refinancing;

WHEREAS, each Existing Term Lender that executes and delivers a consent and executed signature page to this Agreement in the form of the “Term Lender Consent Form” attached to the LendAmend Execution Instructions posted on LendAmend on August 11, 2025 (a “Lender Consent”) electing the “Consent and Extension Option” shall become an Extending Existing Term Lender and will be deemed to have agreed to (i) the Maturity Date Extension, (ii) the terms of this Amendment and the Amended Credit Agreement, and (iii) the Agent Succession;

WHEREAS, each Existing Term Lender that executes and delivers a Lender Consent electing the “Consent and Assignment Settlement Option” (such consenting Lender, a “Cash Settlement Term Lender”) will be deemed to have agreed to (i) the terms of this Amendment and the Amended Credit Agreement, (ii) the Agent Succession, and (iii) as further described in the Lender Consent, have the aggregate principal amount of its Existing Term Loans (each, a “Cash Settlement Term Loan”) prepaid on the Seventh Amendment Effective Date and to participate in the Existing Term Loan Refinancing by assignment of the 2025 Refinancing Term Loans in an equal principal amount to such Cash Settlement Term Loans, which will be effectuated through the cash settlement option selected by such Lender in its Lender Consent (subject to the terms and conditions set forth in Section 2(a) below);

WHEREAS, each Person that executes and delivers a signature page to this Agreement in the capacity of an “Additional Refinancing Term Lender” (each, an “Additional Refinancing Term Lender” and, together with the Cash Settlement Term Lenders, the “2025 Refinancing Term Lenders”) will be deemed (i) to have agreed to the terms of this Agreement and the Amended Credit Agreement (including, for the avoidance of doubt, to the making by the 2025 New Term Loan Lender of the 2025 New Term Loans under the Amended Credit Agreement on the Seventh Amendment Effective Date immediately after giving effect to the Existing Term Loan Refinancing), (ii) to have agreed to the Agent Succession and (iii) to have committed to make, and confirms that it is prepared to provide, the 2025 Refinancing Term Loans to the Borrower on the Seventh Amendment Effective Date, in an amount equal to its commitment to provide such 2025 Refinancing Term Loans as set forth on Schedule A hereto (such Loans, the “Additional Refinancing Term Loans”; such commitments, the “Additional Refinancing Term Loan Commitments” and, together with the commitments by each Cash Settlement Term Lender to accept assignment of 2025 Refinancing Term Loans in such Cash Settlement Term Lender’s Lender Consent (as

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such commitments may be reduced by the Bank of Montreal (in consultation with the Borrower) in its capacity as Lead Arranger), the “2025 Refinancing Term Loan Commitments”), subject to the terms and conditions set forth herein;

WHEREAS, the 2025 New Term Loan Lender will be deemed (i) to have agreed to the terms of this Agreement and the Amended Credit Agreement and (ii) to have committed to make, and confirms that it is prepared to provide, the 2025 New Term Loans to the Borrower on the Seventh Amendment Effective Date, in an amount equal to its commitment to provide such 2025 New Term Loans as set forth on Schedule B hereto (the “2025 New Term Loan Commitments”), subject to the terms and conditions set forth herein (the Maturity Date Extension, the Existing Term Loan Refinancing, the Amendments, the making of the 2025 New Term Loans by the 2025 New Term Loan Lender and the payment of any fees and expenses incurred in connection herewith or therewith, collectively, the “2025 Refinancing Transactions”);

WHEREAS, each of BMO Capital Markets Corp., Barclays Bank PLC, BofA Securities, Inc., CIBC World Markets Corp., HSBC Bank plc, Royal Bank of Canada, TD Securities (USA) LLC and UBS Securities LLC (collectively, the “Lead Arrangers”) has agreed to act as a lead arranger and joint bookrunner for the 2025 Refinancing Transactions;

WHEREAS, (i) UBS AG, Stamford Branch (the “Resigning Agent”) wishes to resign its roles as the Administrative Agent and Collateral Agent under the Credit Agreement and other Credit Documents and (ii) the Required Lenders desire to appoint Bank of Montreal as successor agent (the “Successor Agent”) under the Amended Credit Agreement and the other Credit Documents (the “Agent Succession”); and

WHEREAS, each Credit Party party hereto expects to realize substantial direct and indirect benefits as a result of this Agreement becoming effective and the consummation of the transactions contemplated hereby and agrees to reaffirm its obligations under the Amended Credit Agreement, the Security Documents, and the other Credit Documents to which it is a party.

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

SECTION 1. Maturity Date Extension. Subject only to the satisfaction or waiver of the conditions set forth in Section 6 hereof, on the Seventh Amendment Effective Date, the Administrative Agent and the Extending Existing Term Lenders agree that:

(a) As of the Seventh Amendment Effective Date, subject to the terms and conditions set forth herein, each Extending Existing Term Lender agrees to have the Term Loan Maturity Date of its Existing Term Loans extended as set forth in this Section 1 and that the aggregate principal amount of its Existing Term Loans not being extended, as selected in such Extending Existing Term Lender’s Lender Consent (and as such amount not being prepaid may be increased by the Administrative Agent), equal to the amount notified to such Extending Existing Term Lender by the Administrative Agent and all unpaid and accrued interest thereon up to but not including the Seventh Amendment Effective Date, will be repaid in full.

(b) The Credit Agreement is hereby amended to amend and restate the definition of “Term Loan Maturity Date” as follows:

““Term Loan Maturity Date” shall mean (x) with respect to the Extended Existing Term Loans (as defined in that certain Refinancing Amendment and Seventh Amendment to Credit Agreement, dated as of August 21, 2025 (the “Seventh Amendment”), by and among the Borrower, Holdings,

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the subsidiaries of the Borrower listed on the signature pages thereto, the lenders listed on the signature pages thereto, the Administrative Agent and the Collateral Agent) August 23, 2032 and (y) with respect to the 2021 Refinancing Term Loans, October 7, 2027.”

(c) The Borrower agrees that all unpaid and accrued interest with respect to the Extended Existing Term Loans up to but not including the Seventh Amendment Effective Date will be repaid in full on the Seventh Amendment Effective Date.

(d) The (i) Extended Existing Terms Loans shall be deemed to be, and shall constitute, “Term Loans” under the Amended Credit Agreement and (ii) Extended Existing Terms Loans shall constitute a separate Class of Term Loans from the 2021 Refinancing Term Loans.

SECTION 2. Repayment of Existing Term Loans; Agreement to Make 2025 Refinancing Term Loans. Subject only to the satisfaction or waiver of the conditions set forth in Section 6 hereof, immediately after the Maturity Date Extension, on the Seventh Amendment Effective Date:

(a) As of the Seventh Amendment Effective Date, subject to the terms and conditions set forth herein, each Cash Settlement Term Lender agrees that an aggregate principal amount of its Cash Settlement Term Loans will be prepaid on the Seventh Amendment Effective Date and to participate in the Existing Term Loan Refinancing by assignment of the 2025 Refinancing Term Loans in an equal principal amount to such Cash Settlement Term Loans, as selected in the Lender Consent delivered by such Cash Settlement Term Lender (and as such amount may be reduced by the Administrative Agent).

(b) As of the Seventh Amendment Effective Date, subject to the terms and conditions set forth herein, (i) each Cash Settlement Term Lender agrees that the aggregate principal amount of its Existing Term Loans not being prepaid through a cash settlement by assignment, as selected in such Cash Settlement Term Lender’s Lender Consent (and as such amount not being prepaid may be increased by the Administrative Agent), equal to the amount notified to such Cash Settlement Term Lender by the Administrative Agent and all unpaid and accrued interest thereon up to but not including the Seventh Amendment Effective Date, will be repaid in full and (ii) the Borrower agrees that the aggregate principal amount of the Existing Term Loans (other than the Extended Existing Term Loans), including all unpaid and accrued interest thereon up to but not including the Seventh Amendment Effective Date, of each Lender holding Existing Term Loans (other than Extended Existing Terms Loans) that are not prepaid pursuant to Section 2(a), will be repaid in full.

(c) Each Additional Refinancing Term Lender severally agrees to make to the Borrower on the Seventh Amendment Effective Date one or more Additional Refinancing Term Loans denominated in U.S. Dollars in an aggregate amount equal to such Additional Refinancing Term Lender’s Additional Refinancing Term Loan Commitment, which Additional Refinancing Term Loans shall in the aggregate, together with the Cash Settlement Term Loans, be deemed to be incurred pursuant to a single borrowing and Class of 2025 Refinancing Term Loans.

(d) On the Seventh Amendment Effective Date, the Borrower shall apply the aggregate proceeds of the Additional Refinancing Term Loans to prepay in full the sum of (I) the aggregate principal amount of the Existing Term Loans (other than the Cash Settlement Term Loans and the Extended Existing Term Loans) outstanding on the Seventh Amendment Effective Date immediately before giving effect to this Agreement, plus (II) all accrued and unpaid interest and fees on the Existing Term Loans (other than the Cash Settlement Term Loans and the Extended Existing Term Loans) to, but not including, the Seventh Amendment Effective Date. The commitments of the 2025 Refinancing Term Lenders are several and not joint and no such 2025 Refinancing Term Lender will be responsible for any other 2025 Refinancing Term Lender’s failure to make or acquire the 2025 Refinancing Term Loans, by cash settlement or otherwise.

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(e) The parties hereto acknowledge and agree that, for the avoidance of doubt, with respect to the 2025 Refinancing Term Loans, this Agreement shall constitute a “Refinancing Amendment” under the Credit Documents. The Borrower’s execution and delivery of this Agreement to the Administrative Agent shall constitute notice to the Administrative Agent by the Borrower requesting the 2025 Refinancing Term Loans pursuant to Section 2.14(h) of the Credit Agreement, and, for the avoidance of doubt, shall satisfy such notice requirement set forth in Section 2.14(h) of the Credit Agreement and any related notice requirement under Section 6 hereof in connection with the Existing Term Loan Refinancing. The 2025 Refinancing Term Loans shall be a part of the same Class as the Extended Existing Term Loans, and upon the Existing Term Loan Refinancing, (i) each of the Extended Existing Term Loans and 2025 Refinancing Term Loans shall be denominated as 2025 Refinancing Term Loans and (ii) and each Extending Existing Term Lender shall become and constitute a 2025 Refinancing Term Lender.

SECTION 3. Amendments to the Credit Agreement. Subject only to the satisfaction or waiver of the conditions set forth in Section 6 hereof, immediately upon giving effect to the Maturity Date Extension set forth in Section 1 above and the Existing Term Loan Refinancing set forth in Section 2 above on the Seventh Amendment Effective Date, the Borrower, the Administrative Agent, the Extending Existing Term Lenders and the 2025 Refinancing Term Lenders agree that the Credit Agreement (as amended pursuant to Sections 1 and 2 of this Agreement) is hereby further amended as follows:

(a) The Credit Agreement (excluding the schedules, exhibits, annexes and signature pages thereto) is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as set forth in the pages of the Amended Credit Agreement attached as Exhibit A hereto (the “Amendments”), which Amendments, among other things, (x) give effect to the Maturity Date Extension set forth in Section 1 above, (y) immediately after the Maturity Date Extension, the incurrence of the 2025 Refinancing Term Loans and the extension of the maturity thereof as set forth in Section 2 above and (z) immediately after giving effect to the Maturity Date Extension and the Existing Term Loan Refinancing, permit the making by the 2025 New Term Loan Lender of the 2025 New Term Loans under the Amended Credit Agreement on the Seventh Amendment Effective Date in accordance with Section 4 below.

(b) The Schedules of the Credit Agreement are hereby amended by replacing Schedules 1.1(b), 1.1(c), 8.12, 8.13, 8.15, 8.16, 10.1, 10.2, 10.5, 10.10 and 13.2 in their entirety with the corresponding Schedules attached hereto as Annex 1.

(c) Supplement to Security Agreement Schedules. The Schedules of the U.S. Security Agreement are hereby supplemented by replacing Schedules 1, 2, 3, 5(a) and 5(b) in their entirety with the corresponding Schedules attached hereto as Annex 2.

SECTION 4. 2025 New Term Loans. Subject only to the satisfaction or waiver of the conditions set forth in Section 6 hereof, immediately upon the effectiveness of the Amendments as set forth in Section 3 above on the Seventh Amendment Effective Date:

(a) The 2025 New Term Loan Lender hereby (x) commits to provide the 2025 New Term Loan Commitment and (y) agrees to make 2025 New Term Loans to the Borrower on the Seventh Amendment Effective Date in an aggregate amount equal the 2025 New Term Loan Lender’s 2025 New Term Loan Commitment, in each case, on the terms and conditions set forth in this Agreement and the Amended Credit Agreement.

(b) The 2025 New Term Loan Lender (i) confirms that it has received a copy of the Credit Agreement and the other Credit Documents and the exhibits thereto, together with copies of the most

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recent financial statements referred to in Section 8.9 of the Credit Agreement or delivered pursuant to Section 9.1 of the Credit Agreement, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Agreement; (ii) agrees that it will, independently and without reliance upon the Administrative Agent, the Collateral Agent, any other Lender or Agent, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement; (iii) appoints and authorizes the Administrative Agent and the Collateral Agent to take such action as agent on its behalf and to exercise such powers under the Credit Agreement and the other Credit Documents as are delegated to the Administrative Agent or the Collateral Agent, as the case may be, by the terms thereof, together with such powers as are reasonably incidental thereto; and (iv) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Credit Documents are required to be performed by it as a Lender.

(c) The (i) 2025 New Term Loans shall be deemed to be, and shall constitute, “Term Loans” and “2025 Refinancing Term Loans” under the Amended Credit Agreement, (ii) 2025 New Term Loans shall be a part of the same Class as, and shall constitute an increase to, the 2025 Refinancing Term Loans, (iii) 2025 New Term Loan Commitments shall be deemed to be a “Term Loan Commitment” under the Amended Credit Agreement and (iv) 2025 New Term Loan Lender shall be deemed to be a “Lender”, “Term Loan Lender” and “2025 Refinancing Term Lender” under the Amended Credit Agreement.

SECTION 5. Proposed Borrowings.

(a) This Agreement represents a request by the Borrower to borrow the (x) 2025 Refinancing Term Loans from the 2025 Refinancing Term Lenders and (y) 2025 New Term Loans from the 2025 New Term Loan Lender, as follows (the “Proposed Borrowings”):

(i) Business Day of Proposed Borrowings: Seventh Amendment Effective Date

(ii) Amount of Proposed Borrowings: U.S.$200,570,077.71 consisting of 2025 Refinancing Term Loans and U.S.$13,468,125.18 consisting of 2025 New Term Loans

(iii) Interest rate option: U.S.$214,038,202.89 of Term SOFR Loans with an initial Interest Period ending November 21, 2025.

(b) The parties hereto agree that interest rate option identified above with respect to the 2025 Refinancing Term Loans and 2025 New Term Loans shall apply equally to the Extended Existing Term Loans, and as of the Seventh Amendment Effective Date, each of the 2025 Refinancing Term Loans, 2025 New Term Loans and Extended Existing Term Loans shall accrue interest for an identical initial Interest Period.

(c) For the avoidance of doubt, the parties hereto agree that after giving effect to the extensions and borrowings pursuant to this Amendment, there shall be one Class of Term Loans outstanding, the 2025 Refinancing Term Loans, in an aggregate original outstanding principal amount of U.S.$300,000,000.

SECTION 6. Effectiveness. This Agreement shall become effective as of the date hereof (the “Seventh Amendment Effective Date”) so long as each of the following conditions precedent shall have been satisfied, or waived by all of the 2025 Refinancing Term Lenders, the Extending Existing Term Lenders and the 2025 New Term Loan Lender:

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(a) Amendment. The Administrative Agent shall have received this Agreement executed and delivered by a duly authorized officer of the Borrower, Holdings, each other Credit Party hereto, the Administrative Agent, the 2025 Refinancing Term Lenders, the Extending Existing Term Lenders and the 2025 New Term Loan Lender.

(b) Closing Certificate. The Administrative Agent shall have received:

(i) a certificate of the secretary or assistant secretary (or equivalent officer) on behalf of each Credit Party dated as of the Seventh Amendment Effective Date, certifying (A) that attached thereto is a true and complete copy of each Organizational Document of such Credit Party and, with respect to the articles or certificate of incorporation or organization (or similar document) certified (to the extent applicable) as of a recent date by the Secretary of State (or other applicable Governmental Authority) of the jurisdiction of its organization (or, if applicable, a certification that no change has been made to the applicable Organizational Documents since the Closing Date), (B) that attached thereto is a true and complete copy of resolutions duly adopted by the applicable governing body of such Credit Party authorizing the execution, delivery and performance of the Credit Documents to which such person is a party and that such resolutions have not been modified, rescinded or amended and are in full force and effect as of the date of such certificate, and (C) as to the incumbency and specimen signature of each Authorized Officer executing any Credit Document or any other document delivered in connection herewith on behalf of such Credit Party (together with a certificate of another officer or authorized person as to the incumbency and specimen signature of the officer or authorized person executing the certificate in this clause (i));

(ii) a certificate as to the good standing (or equivalent) of each Credit Party (other than the UK Subsidiaries) as of a recent date, from such Secretary of State (or other applicable Governmental Authority) of its jurisdiction of organization; and

(iii) a certificate dated as of the Seventh Amendment Effective Date and signed by an Authorized Officer of the Borrower, confirming compliance with the conditions precedent set forth in Sections 6(c) and 6(d) of this Agreement.

(c) Representations and Warranties. As of the Seventh Amendment Effective Date (immediately after giving effect to this Agreement), the representations and warranties set forth in Section 9 hereof are true and correct in all material respects, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true and correct in all material respects on and as of such earlier date; provided, that, in each case, such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof.

(d) No Defaults or Events of Default. No Default or Event of Default exists or would result from the making of the 2025 New Term Loans and the 2025 Refinancing Term Loans and the application of the proceeds therefrom.

(e) Opinions. The Administrative Agent shall have received executed legal opinions from (i) Ropes & Gray LLP and (ii) Stikeman Elliott LLP, each as counsel to the Credit Parties, dated as of the Seventh Amendment Effective Date.

(f) Fees and Expenses. The Borrower shall have paid all reasonable and documented costs and out-of-pocket expenses (including attorneys’ fees) incurred by the Agents in connection with this Agreement to the extent invoiced at least three Business Days prior to the Seventh Amendment Effective Date (except as otherwise agreed by the Borrower) and to the extent required to be paid by the Borrower

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pursuant to (i) that certain Amended and Restated Engagement Letter, dated as of August 15, 2025, by and among the Borrower, Bank of Montreal and the other Lead Arrangers party thereto and (ii) that certain Amended and Restated Arrangement Fee Letter, dated as of August 15, 2025, by and among the Borrower, Bank of Montreal and the other Lead Arrangers party thereto.

(g) Patriot Act, Know Your Customer Regulation. The Administrative Agent shall have received (at least two (2) Business Days prior to the Seventh Amendment Effective Date) all documentation and other information about each Credit Party as has been reasonably requested in writing at least ten (10) Business Days prior to the Seventh Amendment Effective Date by the Administrative Agent, the 2025 New Term Loan Lender or the 2025 Refinancing Term Lenders that is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the Patriot Act, and the requirements of 31 C.F.R. § 1010.230 (“Beneficial Ownership Regulation”), including without limitation, any certification regarding beneficial ownership required by the Beneficial Ownership Regulation.

(h) Reaffirmations. The Administrative Agent shall have received (i) an English law deed of confirmation, executed and delivered by each Credit Party that is a party to any English law governed-Security Document, and (ii) a reaffirmation agreement, executed and delivered by each Credit Party that is party to any Canadian law-governed Security Document.

(i) Solvency Certificate. On the Seventh Amendment Effective Date, the Administrative Agent shall have received a certificate from the Chief Financial Officer of the Borrower (or other officer of the Borrower with similar responsibilities) to the effect that after giving effect to the making of the 2025 New Term Loans and the 2025 Refinancing Term Loans and transactions contemplated herein, the Borrower, together with the Restricted Subsidiaries on a consolidated basis, is Solvent.

SECTION 7. Consent to Agency Transfer.

As contemplated by Section 12.9 of the Credit Agreement, this Agreement shall constitute notice of the resignation of the Resigning Agent to the Lenders and the Borrower. Notwithstanding anything to the contrary in the Credit Documents, the Borrower and the Required Lenders hereby consent to the resignation of the Resigning Agent as Administrative Agent and Collateral Agent under the Credit Documents and approve the appointment of the Successor Agent, as successor Administrative Agent and Collateral Agent under the Credit Documents, pursuant to documentation to be entered into between the Resigning Agent, the Successor Agent and the Credit Parties within thirty (30) Business Days (or such longer period as may be agreed between the Resigning Agent, the Successor Agent and the Borrower) from the Seventh Amendment Effective Date.

SECTION 8. Reference to and Effect on Credit Documents

(a) Each of the 2025 Refinancing Term Lenders and the 2025 New Term Loan Lender acknowledges and agrees that upon its execution of this Agreement and the making of the 2025 New Term Loans and/or the 2025 Refinancing Term Loans, as the case may be, that each such 2025 Refinancing Term Lender and such 2025 New Term Loan Lender shall become a “Lender” and “Term Loan Lender” under, and for all purposes of, the Amended Credit Agreement and the other Credit Documents, and shall be subject to and bound by the terms thereof, and shall perform all the obligations of and shall have all rights of a Lender thereunder and under the applicable intercreditor agreements, as applicable, pursuant to Section 12.13 of the Amended Credit Agreement.

(b) Except as set forth in this Agreement, the 2025 Refinancing Term Loans and the 2025 New Term Loans shall otherwise be subject to the provisions of the Amended Credit Agreement and the other

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Credit Documents and all Credit Documents shall continue to be in full force and effect and are hereby in all respects ratified and confirmed.

(c) The execution, delivery and effectiveness of this Agreement shall not operate as a waiver of any right, power or remedy of any Lender, the Administrative Agent or the Collateral Agent under any of the Credit Documents, nor constitute a waiver of any provision of the Credit Documents or in any way limit, impair or otherwise affect the rights and remedies of the Lenders, the Administrative Agent or the Collateral Agent under the Credit Documents.

(d) The Borrower and the other parties hereto acknowledge and agree that, on and after the Seventh Amendment Effective Date, this Agreement shall constitute a Credit Document for all purposes of the Amended Credit Agreement.

(e) On and after the Seventh Amendment Effective Date, each reference in the Amended Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Credit Agreement, and each reference in the other Credit Documents to “Credit Agreement”, “thereunder”, “thereof” or words of like import referring to the Credit Agreement shall mean and be a reference to the Credit Agreement as amended hereby, and this Agreement and the Amended Credit Agreement shall be read together and construed as a single instrument.

(f) Nothing herein shall be deemed to entitle Holdings, the Borrower or any other Credit Party to a further consent to, or a further waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Amended Credit Agreement or any other Credit Document in similar or different circumstances.

(g) On and after the Seventh Amendment Effective Date, (i) the 2025 Refinancing Term Loan Commitments shall constitute “Term Loan Commitments”, “Refinancing Term Loan Commitments” and “Commitments”, in each case, under and as defined in the Amended Credit Agreement, (ii) the 2025 New Term Loan Commitments shall constitute “Term Loan Commitments” and “Commitments”, in each case, under and as defined in the Amended Credit Agreement, (iii) the 2025 Refinancing Term Loans shall constitute “Term Loans”, “Refinancing Term Loans” and “Loans”, in each case, under and as defined in the Amended Credit Agreement, (iv) after the Existing Term Loan Refinancing, (x) the Extended Existing Term Loans shall each become and constitute 2025 Refinancing Term Loans and (y) the Extending Existing Term Lenders shall each become and constitute 2025 Refinancing Term Lenders, (v) the 2025 New Term Loans and the 2025 Refinancing Term Loans shall constitute “Term Loans” and “Loans”, in each case, under and as defined in the Amended Credit Agreement, (vi) the 2025 New Term Loans shall constitute “2025 Refinancing Term Loans” under and as defined in the Amended Credit Agreement and (vii) the 2025 Refinancing Term Lenders and the 2025 New Term Loan Lender shall each constitute a “Term Loan Lender” and a “Lender”, in each case, under and as defined in the Amended Credit Agreement with respect to the 2025 New Term Loans and the 2025 Refinancing Term Loans.

(h) After giving effect to making of the 2025 New Term Loans, the Extended Existing Term Loans, the 2025 Refinancing Term Loans and the 2025 New Term Loans are intended to be treated as one fungible tranche and Class of Loans.

SECTION 9. Representations and Warranties. To induce the other parties hereto to enter into this Agreement, each of the Borrower and Holdings represent and warrant to each of the Extending Existing Term Lenders, the 2025 New Term Loan Lender, the 2025 Refinancing Term Lenders and the Administrative Agent that, as of the Seventh Amendment Effective Date and immediately after giving effect to the amendments to occur on the Seventh Amendment Effective Date, as follows:

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(a) This Agreement has been duly authorized by all necessary corporate, limited liability company or other entity action of the Borrower, Holdings and the other Credit Parties, has been executed and delivered by each of the Borrower, Holdings and the other Credit Parties and constitutes (and, to the extent such Person is a party to the Credit Agreement, the Credit Agreement as amended hereby will constitute) its legal, valid and binding obligation, enforceable against each of the Borrower, Holdings and the other Credit Parties in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b) The representations and warranties of each Credit Party set forth in the Credit Documents are, immediately after giving effect to this Agreement on such date, true and correct in all material respects on and as of the Seventh Amendment Effective Date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties were true and correct in all material respects as of such earlier date); provided, that, in each case, such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof.

SECTION 10. Tax Forms. For the 2025 Refinancing Term Lenders and the 2025 New Term Loan Lender, delivered herewith to the Administrative Agent and the Borrower are such forms, certificates or other evidence with respect to United States federal income tax withholding matters as the 2025 Refinancing Term Lender and the 2025 New Term Loan Lender may be required to deliver to the Administrative Agent and/or the Borrower pursuant to Section 5.4(e) of the Credit Agreement.

SECTION 11. Recordation of the New Loans. Upon execution and delivery hereof, the Administrative Agent will record the 2025 New Term Loans and the 2025 Refinancing Term Loans, as applicable, made by the 2025 Refinancing Term Lenders and the 2025 New Term Loan Lender in the Register.

SECTION 12. Amendment, Modification and Waiver. This Agreement may not be amended, modified or waived except by an instrument or instruments in writing signed and delivered on behalf of each of the parties hereto.

SECTION 13. Entire Agreement. This Agreement, the Amended Credit Agreement and the other Credit Documents constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and verbal, among the parties or any of them with respect to the subject matter hereof.

SECTION 14. GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

SECTION 15. Submission to Jurisdiction; Waivers; Waivers of Jury Trial. The provisions of Sections 13.13 and 13.15 of the Amended Credit Agreement pertaining to submission to jurisdiction, service of process and waiver of jury trial are hereby incorporated by reference herein, mutatis mutandis.

SECTION 16. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such

10

prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 17. Counterparts. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument. Any signature to this Agreement may be delivered by facsimile, electronic mail (including pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000 or the New York Electronic Signature and Records Act or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes to the fullest extent permitted by applicable law. For the avoidance of doubt, the foregoing also applies to any amendment, extension or renewal of this agreement. Each of the parties hereto represents and warrants to the other parties that it has the corporate capacity and authority to execute this Agreement through electronic means.

SECTION 18. Reaffirmation. Each of the Credit Parties party to the Guarantees, the Security Documents and the other Credit Documents, in each case as amended, restated, amended and restated, supplemented or otherwise modified from time to time, hereby (i) ratifies and reaffirms (x) all of its payment and performance obligations under the Guarantees, the Security Documents and the other Credit Documents to which it is a party, after giving effect to this Agreement, (y) each Lien granted by such Credit Party to the Collateral Agent for the benefit of the Secured Parties under each of the Security Documents and other Credit Documents to which it is a party, after giving effect to this Agreement, and (z) the guaranties made pursuant to the Guarantees after giving effect to this Agreement, (ii) acknowledges, confirms and agrees that the grants of security interests by and the guaranties of the Credit Parties contained in the Guarantees, the Security Documents and the other applicable Credit Documents are, and shall remain, in full force and effect after giving effect to this Agreement and shall extend to all new obligations incurred or assumed by any Credit Party under any of the Credit Documents after giving effect to this Agreement, (iii) the security created by the Security Documents governed by English law or to which the English Guarantors are party shall continue to secure its Secured Obligations (as defined in the Security Documents) under the Credit Documents after giving effect to this Agreement, (iv) that the obligations of the English Guarantors under the Guarantees, the Security Documents and the other Credit Documents would continue notwithstanding the proposed amendments which are expressly contemplated by the Credit Agreement (and fall within the original contemplation and purview of the parties thereto and the other applicable Credit Documents) and (v) acknowledges and agrees that the security created by the Security Documents governed by Canadian law or to which any Canadian Credit Party is a party shall continue to secure its Obligations (as defined in such Security Documents) under the Credit Documents after giving effect to this Agreement and the proposed amendments which are expressly contemplated herein and by the Credit Agreement and the other applicable Credit Documents fall within the original purview of the Obligations (as defined in such Security Documents and stated therein as being secured thereby). This Agreement shall not constitute a modification of the Credit Agreement, except as specified under Section 1, 2, 3 and 4 hereto, or a course of dealing with any Agent or any Lender at variance with the Amended Credit Agreement such as to require further notice by any Agent or any Lender to require strict compliance with the terms of the Amended Credit Agreement and the other Credit Documents in the future, except as expressly set forth herein. The Agents and the Lenders reserve all rights, privileges and remedies under the Credit Documents. Nothing in this Agreement is intended, or shall be construed, to constitute a novation or an accord and satisfaction of any of the Obligations or to modify, affect or impair the perfection, priority or continuation of the security interests in, security titles to or other Liens on any Collateral for the Obligations or otherwise constitute or be considered as a new or re-granting of security with respect to the English Guarantors.

[Signature Pages Follow]

11

IN WITNESS WHEREOF, each of the undersigned has caused its duly authorized officer to execute and deliver this Agreement as of the date first set forth above.

UBS AG, STAMFORD BRANCH, as Administrative Agent and Collateral Agent

By:	/s/ Joselin Fernandes
Name:	Joselin Fernandes
Title:	Director

By:	/s/ Larcy Naval
Name: Director

BANK OF MONTREAL, as Additional Refinancing Term Lender

By:	/s/ Spencer Alstodt
Name:	Spencer Alstodt
Title:	Managing Director

BANK OF MONTREAL, as the 2025 New Term Loan Lender

By:	/s/ Spencer Alstodt
Name:	Spencer Alstodt
Title:	Managing Director

[Signature Page to Refinancing Amendment and Seventh Amendment to Credit Agreement]

[Lender signature pages on file with the Administrative Agent]

[Signature Page to Refinancing Amendment and Seventh Amendment to Credit Agreement]

CANADA GOOSE HOLDINGS INC.

By:	/s/ Neil Bowden
Name: Neil Bowden
Title: Chief Financial Officer

By:	/s/ David Forrest
Name: David Forrest
Title: General Counsel

CANADA GOOSE INC.

By:	/s/ Neil Bowden
Name: Neil Bowden
Title: Chief Financial Officer

By:	/s/ David Forrest
Name: David Forrest
Title: General Counsel

CANADA GOOSE US, INC.

By:	/s/ Neil Bowden
Name: Neil Bowden
Title: Executive Vice President

CANADA GOOSE INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Jonathan Sinclair
Name: Jonathan Sinclair
Title: Director

[Signature Page to Refinancing Amendment and Seventh Amendment to Credit Agreement]

CANADA GOOSE SERVICES LIMITED

By:	/s/ Jonathan Sinclair
Name: Jonathan Sinclair
Title: Director

CANADA GOOSE UK RETAIL LIMITED

By:	/s/ Jonathan Sinclair
Name: Jonathan Sinclair
Title: Director

BAFFIN LIMITED

By:	/s/ Neil Bowden
Name: Neil Bowden
Title: Director and President

BAFFIN US, INC.

By:	/s/ Neil Bowden
Name: Neil Bowden
Title: President and Treasurer

[Signature Page to Refinancing Amendment and Seventh Amendment to Credit Agreement]

SCHEDULE A

2025 Refinancing Term Lender	2025 Refinancing Term Loan Commitment
Bank of Montreal	U.S.$	200,570,077.71

Total:	U.S.$	200,570,077.71

SCHEDULE B

2025 New Term Loan Lender	2025 New Term Loan Commitment
Bank of Montreal	U.S.$	13,468,125.18

Total:	U.S.$	13,468,125.18

Exhibit A

[See attached]

EXECUTION VERSION

Exhibit A to ~~Sixth~~Refinancing Amendment ~~to Credit Agreement~~

and Seventh Amendment to Credit Agreement

CREDIT AGREEMENT

Dated as of December 2, 2016

By and among

CANADA GOOSE HOLDINGS INC.,

as Holdings,

CANADA GOOSE INC.,

as the Borrower,

The several Lenders

from time to time parties hereto,

and

~~CREDIT SUISSE~~UBS AG, ~~CAYMAN ISLANDS BRANCH~~STAMFORD BRANCH,

as the Administrative Agent, the Collateral Agent

and a Lender,

and

CANADIAN IMPERIAL BANK OF COMMERCE,

CREDIT SUISSE SECURITIES (USA) LLC,

GOLDMAN SACHS BANK USA, and

RBC CAPITAL MARKETS1,

as Joint Lead Arrangers,

and

CANADIAN IMPERIAL BANK OF COMMERCE,

CREDIT SUISSE SECURITIES (USA) LLC,

GOLDMAN SACHS BANK USA,

RBC CAPITAL MARKETS,

BANK OF MONTREAL,

BARCLAYS BANK PLC,

BANK OF AMERICA, N.A.,

MORGAN STANLEY SENIOR FUNDING, INC.,

THE TORONTO-DOMINION BANK, and

WELLS FARGO SECURITIES, LLC,

as Joint Bookrunners

[1]	RBC Capital Markets is a marketing name for the investment banking activities of Royal Bank of Canada.

TABLE OF CONTENTS

Page
SECTION 1 Definitions		2

Section 1.1.	Defined Terms	2
Section 1.2.	Other Interpretive Provisions	~~96~~102
Section 1.3.	Accounting Terms	~~98~~104
Section 1.4.	Rounding	~~98~~104
Section 1.5.	References to Agreements Laws, Etc	~~98~~105
Section 1.6.	Exchange Rates	~~99~~105
Section 1.7.	Rates	~~99~~106
Section 1.8.	Times of Day	~~100~~106
Section 1.9.	Timing of Payment or Performance	~~100~~106
Section 1.10.	Certifications	~~100~~106
Section 1.11.	Compliance with Certain Sections	~~100~~107
Section 1.12.	Pro Forma and Other Calculations	~~101~~108
Section 1.13.	Quebec Matters	~~104~~111
Section 1.14.	Benchmark Replacement Setting	~~105~~112
Section 1.15.	Divisions	~~106~~113

SECTION 2 Amount and Terms of Credit		~~107~~114

Section 2.1.	Commitments	~~107~~114
Section 2.2.	Minimum Amount of Each Borrowing; Maximum Number of Borrowings	~~107~~115
Section 2.3.	Notices of Borrowing	~~108~~115
Section 2.4.	Disbursement of Funds	~~108~~116
Section 2.5.	Repayment of Loans; Evidence of Debt	~~109~~117
Section 2.6.	Conversions and Continuations	~~111~~119
Section 2.7.	Pro Rata Borrowings	~~112~~120
Section 2.8.	Interest	~~112~~120
Section 2.9.	Interest Periods	~~113~~121
Section 2.10.	Increased Costs, Illegality, Etc	~~114~~121
Section 2.11.	~~Compensation~~[Reserved]	~~116~~124
Section 2.12.	Change of Lending Office	~~116~~124
Section 2.13.	Notice of Certain Costs	~~117~~124

i

Section 2.14.	Incremental Facilities; Extensions; Refinancing Facilities	~~117~~124
Section 2.15.	Permitted Debt Exchanges	~~131~~139
Section 2.16.	Defaulting Lenders	~~132~~141

SECTION 3 [Reserved].		~~134~~143

SECTION 4 Fees and Commitment Reductions		~~134~~143

Section 4.1.	Fees	~~134~~143
Section 4.2.	Voluntary Reduction or Termination of Revolving Credit Commitments	~~135~~143
Section 4.3.	Mandatory Termination of Commitments	~~135~~144

SECTION 5 Payments		~~136~~144

Section 5.1.	Voluntary Prepayments	~~136~~144
Section 5.2.	Mandatory Prepayments	~~137~~146
Section 5.3.	Method and Place of Payment	~~141~~150
Section 5.4.	Net Payments	~~142~~151
Section 5.5.	Computations of Interest and Fees	~~144~~153
Section 5.6.	Limit on Rate of Interest	~~145~~154

SECTION 6 Conditions Precedent to Initial Borrowing		~~146~~155

Section 6.1.	Conditions Precedent	~~146~~155

SECTION 7 [Reserved]		~~146~~155

SECTION 8 Representations and Warranties		~~146~~155

Section 8.1.	Corporate Status	~~146~~155
Section 8.2.	Corporate Power and Authority	~~146~~155
Section 8.3.	No Violation	~~147~~156
Section 8.4.	Litigation	~~147~~156
Section 8.5.	Margin Regulations	~~147~~156
Section 8.6.	Governmental Approvals	~~147~~156
Section 8.7.	Investment Company Act	~~147~~156
Section 8.8.	True and Complete Disclosure	~~147~~156
Section 8.9.	Financial Condition; Financial Statements	~~148~~157
Section 8.10.	Compliance with Laws	~~148~~157
Section 8.11.	Tax Matters	~~148~~157
Section 8.12.	Pension Plans; Compliance with ERISA	~~149~~158
Section 8.13.	Subsidiaries	~~149~~158
Section 8.14.	Intellectual Property	~~150~~159
Section 8.15.	Environmental Laws	~~150~~159

-ii-

Section 8.16.	Properties	~~150~~159
Section 8.17.	Solvency	~~151~~160
Section 8.18.	Patriot Act; Anti-Terrorism Laws	~~151~~160
Section 8.19.	Security Interest in Collateral	~~151~~160
Section 8.20.	Anti-Terrorism Laws	~~151~~160

SECTION 9 Affirmative Covenants		~~152~~161

Section 9.1.	Information Covenants	~~152~~161
Section 9.2.	Books, Records, and Inspections	~~155~~165
Section 9.3.	Maintenance of Insurance	~~156~~165
Section 9.4.	Payment of Taxes	~~157~~166
Section 9.5.	Preservation of Existence; Consolidated Corporate Franchises	~~157~~166
Section 9.6.	Compliance with Statutes, Regulations, Etc	~~157~~166
Section 9.7.	[Reserved]	~~157~~167
Section 9.8.	Maintenance of Properties	~~157~~167
Section 9.9.	Additional Guarantors and Grantors	~~158~~167
Section 9.10.	Pledge of Additional Stock and Evidence of Indebtedness	~~158~~167
Section 9.11.	Use of Proceeds	~~159~~168
Section 9.12.	Further Assurances	~~159~~168
Section 9.13.	Lines of Business	~~160~~170
Section 9.14.	Canadian Pension Benefit Plan	~~161~~170

SECTION 10 Negative Covenants		~~161~~170

Section 10.1.	Limitation on Indebtedness	~~161~~171
Section 10.2.	Limitation on Liens	~~168~~178
Section 10.3.	Limitation on Fundamental Changes	~~169~~179
Section 10.4.	Limitation on Sale of Assets	~~171~~181
Section 10.5.	Limitation on Restricted Payments	~~172~~182
Section 10.6.	Limitation on Subsidiary Distributions	~~183~~193
Section 10.7.	Organizational and Subordinated Indebtedness Documents	~~186~~196
Section 10.8.	Permitted Activities	~~186~~196
Section 10.9.	Fiscal Year	~~186~~197
Section 10.10.	Affiliate Transactions	~~187~~197
Section 10.11.	Canadian Pension Plans	~~189~~200

SECTION 11 Events of Default		~~189~~200

Section 11.1.	Payments	~~190~~200

-iii-

Section 11.2.	Representations, Etc	~~190~~200
Section 11.3.	Covenants	~~190~~200
Section 11.4.	Default Under Other Agreements	~~190~~201
Section 11.5.	Bankruptcy, Etc	~~191~~202
Section 11.6.	ERISA; Canadian Pension Plan	~~192~~202
Section 11.7.	Guarantee	~~192~~203
Section 11.8.	Pledge Agreements	~~192~~203
Section 11.9.	Security Agreements	~~192~~203
Section 11.10.	Judgments	~~192~~203
Section 11.11.	Change of Control	~~193~~203
Section 11.12.	Remedies Upon Event of Default	~~193~~203
Section 11.13.	Application of Proceeds	~~193~~204

SECTION 12 The Agents		~~194~~204

Section 12.1.	Appointment	~~194~~205
Section 12.2.	Delegation of Duties	~~195~~207
Section 12.3.	Exculpatory Provisions	~~195~~208
Section 12.4.	Reliance by Agents	~~196~~208
Section 12.5.	Notice of Default	~~196~~209
Section 12.6.	Non-Reliance on Administrative Agent, Collateral Agent, and Other Lenders	~~196~~209
Section 12.7.	Indemnification	~~197~~210
Section 12.8.	Agents in Their Individual Capacities	~~198~~211
Section 12.9.	Successor Agents	~~198~~211
Section 12.10.	Withholding Tax	~~200~~212
Section 12.11.	Agents Under Security Documents and Guarantee	~~200~~213
Section 12.12.	Right to Realize on Collateral and Enforce Guarantee	~~201~~214
Section 12.13.	Intercreditor Agreements Govern	~~202~~214
Section 12.14.	Quebec Security	~~202~~215
Section 12.15.	Certain ERISA Matters	~~203~~215

SECTION 13 Miscellaneous		~~205~~217

Section 13.1.	Amendments, Waivers, and Releases	~~205~~217
~~(x)~~		~~205~~
Section 13.2.	Notices	~~210~~224
Section 13.3.	No Waiver; Cumulative Remedies	~~211~~225
Section 13.4.	Survival of Representations and Warranties	~~211~~225

-iv-

Section 13.5.	Payment of Expenses; Indemnification	~~211~~225
Section 13.6.	Successors and Assigns; Participations and Assignments	~~213~~227
Section 13.7.	Replacements of Lenders Under Certain Circumstances	~~221~~236
Section 13.8.	Adjustments; Set-off	~~222~~237
Section 13.9.	Counterparts	~~223~~237
Section 13.10.	Severability	~~223~~237
Section 13.11.	Integration	~~223~~238
Section 13.12.	GOVERNING LAW	~~223~~238
Section 13.13.	Submission to Jurisdiction; Waivers	~~223~~238
Section 13.14.	Acknowledgments	~~224~~238
Section 13.15.	WAIVERS OF JURY TRIAL	~~225~~239
Section 13.16.	Confidentiality	~~225~~239
Section 13.17.	Direct Website Communications	~~226~~241
Section 13.18.	USA PATRIOT Act; etc	~~229~~243
Section 13.19.	Payments Set Aside	~~229~~244
Section 13.20.	No Fiduciary Duty	~~229~~244
Section 13.21.	Acknowledgement and Consent to Bail-In of Affected Financial Institutions	~~230~~245
Section 13.22.	Acknowledgment Regarding Any Supported QFCs	~~231~~245
Section 13.23.	Joint and Several Obligations	~~231~~246
Section 13.24.	Limitations Acts	~~231~~246

-v-

SCHEDULES

Schedule 1.1(a)	Commitments of Lenders
Schedule 1.1(b)	Disposition Assets
Schedule 1.1(c)	Specified Excluded Subsidiaries
Schedule 8.12	Benefit Plans and Pensions Plans
Schedule 8.13	Subsidiaries
Schedule 8.15	Environmental
Schedule 8.16	Real Properties
Schedule 10.1	~~Fourth~~Seventh Amendment Effective Date Indebtedness
Schedule 10.2	~~Fourth~~Seventh Amendment Effective Date Liens
Schedule 10.5	~~Fourth~~Seventh Amendment Effective Date Investments
Schedule 10.10	~~Fourth~~Seventh Amendment Effective Date Affiliate Transactions
Schedule 13.2	Notice Addresses

EXHIBITS

Exhibit A-1	ABL/Term Loan Intercreditor Agreement
Exhibit A-2	Junior Lien Intercreditor Agreement
Exhibit A-3	Pari Intercreditor Agreement
Exhibit B-1	Assignment and Acceptance (Non-Affiliated Lender)
Exhibit B-2	Assignment and Acceptance (Affiliated Lender)
Exhibit C	Guarantee
Exhibit D	Intercompany Note
~~Exhibit E~~	~~Joinder Agreement~~
Exhibit F-1	U.S. Pledge Agreement
Exhibit F-2	Canadian Pledge Agreement
Exhibit F-3	U.K. Share Charge
Exhibit G-1	U.S. Security Agreement
Exhibit G-2	Canadian General Security Agreement
Exhibit G-3	U.K. Debenture
Exhibit H-1	Promissory Note (Term Loans)
Exhibit H-2	Promissory Note (Revolving Loans)
Exhibit I	Notice of Borrowing or Notice of Conversion or Continuation

-vi-

CREDIT AGREEMENT

CREDIT AGREEMENT, dated as of December 2, 2016, by and among CANADA GOOSE HOLDINGS INC., a corporation existing under the laws of British Columbia (“Holdings”), CANADA GOOSE INC., a corporation existing under the laws of Ontario (the “Borrower”), the lending institutions from time to time parties hereto as lenders (each, a “Lender” and, collectively, the “Lenders”), and ~~CREDIT SUISSE~~UBS AG, ~~CAYMAN ISLANDS BRANCH~~STAMFORD BRANCH (as successor in interest to Credit Suisse AG, Cayman Islands Branch), as the Administrative Agent, the Collateral Agent and a Lender (such terms and each other capitalized term used but not defined in this preamble or the recitals below having the meaning provided in Section 1.1).

WHEREAS, the Borrower requested that the Lenders extend credit in the form of Initial Term Loans to the Borrower on the Closing Date, in an aggregate principal amount of U.S.$162,582,257;

WHEREAS, the Borrower used the net proceeds from the Initial Term Loans (i) on the Closing Date, (x) with respect to the net proceeds of the Initial Term B-1 Loans, to redeem Class X preferred shares of CGI held by Holdings, to repay, directly or indirectly, the Holdings Subordinate Debt and the Shareholder Subordinate Debt, including all accrued and unpaid interest thereon, and to pay a dividend on the Borrower’s common shares held by Holdings and (y) with respect to the net proceeds of the Initial Term B-2 Loans, to redeem Class Y preferred shares of CGI held by Holdings (such redemptions, repayments and dividends under the foregoing clauses (x) and (y), collectively, the “Closing Distribution”); (ii) with respect to the net proceeds of the Initial Term B-1 Loans, to pay Transaction Expenses; and (iii) with respect to any remaining net proceeds of the Initial Term B-1 Loans, to fund cash to the Borrower’s balance sheet and for other general corporate purposes;

WHEREAS, the Lenders were willing to make available to the Borrower the Initial Term Loans on the Closing Date upon the terms and subject to the conditions set forth herein;

WHEREAS, the 2019 Refinancing Term Lenders (as defined below) were willing to make available to the Borrower the 2019 Refinancing Term Loans (as defined below) on the Third Amendment Effective Date upon the terms and subject to the conditions set forth in the Third Amendment (as defined below);

WHEREAS, the 2020 Refinancing Term Loan Lenders were willing to make available to the Borrower the 2020 Refinancing Term Loans (as defined below) on the Fourth Amendment Effective Date upon the terms and subject to the conditions set forth in the Fourth Amendment (as defined below);

WHEREAS, immediately following the making of the 2020 Refinancing Term Loans and the Amendments (as defined in the Fourth Amendment), the 2020 New Term Loan Lender (as defined below) was willing to make available to the Borrower the 2020 New Term Loans (as defined below) on the Fourth Amendment Effective Date upon the terms and subject to the conditions set forth in the Fourth Amendment; ~~and~~

WHEREAS, the 2021 Refinancing Term Lenders (as defined below) ~~are~~were willing to make available to the Borrower the 2021 Refinancing Term Loans (as defined below) on the Fifth Amendment Effective Date upon the terms and subject to the conditions set forth in the Fifth Amendment (as defined below);

WHEREAS, the Extending Existing Term Lenders (as defined below) are willing to extend the Term Loan Maturity Date of the 2021 Refinancing Term Loans held by such Lenders on the Seventh Amendment Effective Date (as defined below) (the “Seventh Amendment Maturity Date Extension”);

WHEREAS, immediately after the Seventh Amendment Maturity Date Extension, the 2025 Refinancing Term Lenders (as defined below) are willing to make available to the Borrower the 2025 Refinancing Term Loans (as defined below) on the Seventh Amendment Effective Date (as defined below) upon the terms and subject to the conditions set forth in the Seventh Amendment (as defined below); and

WHEREAS, immediately following the making of the 2025 Refinancing Term Loans and the Amendments (as defined in the Seventh Amendment), the 2025 New Term Loan Lender (as defined below) is willing to make available to the Borrower the 2025 New Term Loans (as defined below) on the Seventh Amendment Effective Date upon the terms and subject to the conditions set forth in the Seventh Amendment;

NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained herein, the parties hereto hereby agree as follows:

SECTION 1

Definitions

Section 1.1. Defined Terms. As used herein, the following terms shall have the meanings specified in this Section 1.1 unless the context otherwise requires (it being understood that defined terms in this Agreement shall include in the singular number the plural and in the plural the singular):

“2019 Refinancing Term Lenders” shall have the meaning assigned to such term in the Third Amendment.

“2019 Refinancing Term Loan Commitment” shall have the meaning assigned to such term in the Third Amendment.

“2019 Refinancing Term Loans” shall have the meaning assigned to such term in Section 2.1(b) hereof.

“2020 New Term Loan Commitment” shall have the meaning assigned to such term in the Fourth Amendment.

“2020 New Term Loan Lender” shall have the meaning assigned to such term in the Fourth Amendment.

“2020 New Term Loans” shall have the meaning assigned to such term in the Fourth Amendment. The aggregate initial principal amount of 2020 New Term Loans on the Fourth Amendment Effective Date shall be U.S.$186,217,743.

“2020 Refinancing Term Loan Commitment” shall have the meaning assigned to such term in the Fourth Amendment.

“2020 Refinancing Term Loan Lenders” shall mean any Lender that holds a 2020 Refinancing Term Loan Commitment and/or a 2020 Refinancing Term Loan (including, without limitation, any 2020 New Term Loan once funded) outstanding hereunder.

“2020 Refinancing Term Loans” shall have the meaning assigned to such term in the Fourth Amendment; provided that (i) once funded, the 2020 New Term Loans shall constitute 2020 Refinancing Term Loans and (ii) for the avoidance of doubt, the 2020 Refinancing Term Loans and the 2020 New Term Loans shall collectively constitute a single Class, in each case, for all purposes under the Credit Documents. The aggregate initial principal amount of 2020 Refinancing Term Loans on the Fourth Amendment Effective Date (before giving effect to the making of the 2020 New Term Loans) shall be U.S.$113,782,257 and (after giving effect to the making of the 2020 New Term Loans) shall be U.S.$300,000,000.

“2021 Refinancing Term Lenders” shall have the meaning assigned to such term in the Fifth Amendment.

“2021 Refinancing Term Loan” shall have the meaning assigned to such term in Section 2.1(e) hereof.

“2021 Refinancing Term Loan Commitment” shall have the meaning assigned to such term in the Fifth Amendment.

“2025 New Term Loan Commitment” shall have the meaning assigned to such term in the Seventh Amendment.

“2025 New Term Loan Lender” shall have the meaning assigned to such term in the Seventh Amendment.

“2025 New Term Loans” shall have the meaning assigned to such term in the Seventh Amendment. The aggregate initial principal amount of 2025 New Term Loans on the Seventh Amendment Effective Date shall be U.S.$13,468,125.18.

“2025 Refinancing Term Lenders” shall have the meaning assigned to such term in the Seventh Amendment; provided that (i) after the Existing Term Loan Refinancing, the Extending Existing Term Lenders shall each become and constitute 2025 Refinancing Term Lenders and (ii) once the 2025 New Term Loans are funded, the 2025 New Term Loan Lenders shall each become and constitute 2025 Refinancing Term Lenders.

“2025 Refinancing Term Loan Commitment” shall have the meaning assigned to such term in the Seventh Amendment.

“~~2021~~2025 Refinancing Term Loan Repayment Amount” shall have the meaning provided in Section 2.5(b).

“~~2021~~2025 Refinancing Term Loan Repayment Date” shall have the meaning provided in Section 2.5(b).

“2025 Refinancing Term Loans” shall have the meaning assigned to such term in the Seventh Amendment; provided that (i) immediately after the Existing Term Loan Refinancing, the Extended Existing Term Loans shall each become and constitute 2025 Refinancing Term Loans, (ii) once funded, the 2025 New Term Loans shall become and constitute 2025 Refinancing Term Loans and (iii) for the avoidance of doubt, the Extended Existing Term Loans, the 2025 Refinancing Term Loans and the 2025 New Term Loans shall collectively constitute a single Class, in each case, for all purposes under the Credit Documents. The aggregate initial principal amount of 2025 Refinancing Term Loans on the Seventh Amendment Effective Date (excluding the Extended Existing Term Loans and before giving effect to the making of the 2025 New Term Loans) shall be U.S.$200,570,077.71 and (including the Extended Existing Term Loans and after giving effect to the making of the 2025 New Term Loans) shall be U.S.$300,000,000.00.

“ABL Administrative Agent” shall have the meaning assigned to the term “Administrative Agent” in the ABL Credit Agreement.

“ABL Credit Agreement” shall mean, collectively, the credit agreement, dated as of June 3, 2016 among Holdings, the Borrower, Canada Goose International AG, the lending institutions from time to time parties thereto as lenders and Canadian Imperial Bank of Commerce, as the administrative agent, letter of credit issuer and swingline lender, as such agreement may be amended, restated, amended and restated, supplemented, waived or otherwise modified from time to time or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original administrative agent and lenders or other agents and lenders or otherwise, and whether provided under the original credit agreement or one or more other credit agreements, indentures, financing agreements or otherwise, including any agreement extending the maturity thereof, otherwise restructuring all or any portion of the Indebtedness thereunder, increasing the amount loaned or issued thereunder, altering the maturity thereof or providing for revolving credit loans, term loans, letters of credit or other Indebtedness, including in lieu of, or in replacement for, unused commitments or accordion facilities), in each case as and to the extent permitted by this Agreement and the ABL/Term Loan Intercreditor Agreement, unless such agreement, instrument or document expressly provides that it is not intended to be and is not an ABL Credit Agreement.

“ABL Credit Documents” shall mean the ABL Credit Agreement and all security agreements, guarantees, pledge agreements and other agreements or instruments executed in connection therewith or pursuant thereto.

“ABL Credit Facility” shall mean the facilities made available to the Borrower pursuant to the ABL Credit Agreement.

“ABL Loans” shall mean loans incurred pursuant to the ABL Credit Agreement.

“ABL Obligations” shall have the meaning assigned to the term “Obligations” in the ABL Credit Agreement, but solely with respect to the “Credit Documents” and “Loans” referred to therein.

“ABL Priority Collateral” shall mean “ABL Priority Collateral” as defined in the ABL/Term Loan Intercreditor Agreement.

“ABL/Term Loan Intercreditor Agreement” shall mean an intercreditor agreement substantially in the form of Exhibit A-1 (with such changes to such form as may be reasonably acceptable to the Administrative Agent and the Borrower) among the Administrative Agent, the Collateral Agent, the ABL Administrative Agent and the representatives for purposes thereof for holders of one or more classes of Indebtedness and acknowledged by the Credit Parties that are party thereto.

“ABR” shall mean, for any day, a fluctuating rate per annum equal to the highest of (i) the Federal Funds Effective Rate for such day plus 1/2 of 1.00%, (ii) the Prime Rate and (iii) Adjusted Term SOFR for a one-month tenor in effect on such day plus 1.00%; provided that, notwithstanding the foregoing, in no event shall ABR applicable to the ~~2021~~2025 Refinancing Term Loans (including any Extended Existing Term Loans and 2025 New Term Loans) at any time be less than ~~1.75~~1.50% per annum. Any change in ABR due to a change in the Federal Funds Effective Rate, the Prime Rate or Term SOFR shall be effective on the effective date of such change in the Federal Funds Effective Rate, the Prime Rate or Term SOFR, respectively.

“ABR Loan” shall mean each Loan bearing interest based on ABR.

“Acquired Indebtedness” shall mean, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged, consolidated, or amalgamated with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging, consolidating, or amalgamating with or into or becoming a Restricted Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Lender” shall mean any Person (other than a natural Person) that is not an existing Lender and that has agreed to provide Refinancing Commitments pursuant to Section 2.14(h) (including any Affiliated Lender).

“Adjusted Term SOFR” shall mean, for purposes of any calculation, the rate per annum equal to ~~(a)~~ Term SOFR for such calculation ~~plus (b) the Term SOFR Adjustment~~; provided that, in no event shall Adjusted Term SOFR for the ~~2021~~2025 Refinancing Term Loans (including any Extended Existing Term Loans and 2025 New Term Loans) be less than the Floor.

“Administrative Agent” shall mean UBS AG, Stamford Branch (as successor in interest to Credit Suisse AG, Cayman Islands Branch), as the administrative agent for the Lenders under this Agreement and the other Credit Documents, or any successor administrative agent pursuant to Section 12.9.

“Administrative Agent’s Office” shall mean the Administrative Agent’s address and, as appropriate, account as set forth on Schedule 13.2, or such other address or account as the Administrative Agent may from time to time notify the Borrower and the Lenders.

“Administrative Questionnaire” shall have the meaning provided in Section 13.6(b)(ii)(D).

“Affected Financial Institution” shall mean (a) any EEA Financial Institution or (b) any U.K. Financial Institution.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with such Person. A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliated Lender” shall mean a Lender that is the Sponsor or any Affiliate thereof (other than Holdings, the Borrower, any other Subsidiary of Holdings, or any Bona Fide Debt Fund).

“Agent Parties” shall have the meaning provided in Section 13.17(b).

“Agents” shall mean the Administrative Agent, the Collateral Agent, the Joint Lead Arrangers and the Joint Bookrunners.

“Agreement” shall mean this Credit Agreement, as amended by the First Amendment to Credit Agreement, dated as of August 15, 2017, the Second Amendment to Credit Agreement (as defined in the Third Amendment), the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment, the Seventh Amendment and as the same may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time in accordance with the terms hereof.

“AHYDO Payment” shall mean any mandatory prepayment or redemption pursuant to the terms of any Indebtedness that is intended or designed to cause such Indebtedness not to be treated as an “applicable high yield discount obligation” within the meaning of Code Section 163(i).

“Applicable Indebtedness” shall have the meaning provided in the definition of Weighted Average Life to Maturity.

“Applicable Margin” shall mean a percentage per annum equal to (i) for ~~2021~~2025 Refinancing Term Loans (including any Extended Existing Term Loans and 2025 New Term Loan) that are Term SOFR Loans, 3.50%, and (ii) for ~~2021~~2025 Refinancing Term Loans (including any Extended Existing Term Loans and 2025 New Term Loan) that are ABR Loans, 2.50%.

Notwithstanding the foregoing, (a) the Applicable Margin in respect of any Class of Extended Term Loans or Extended Revolving Credit Loans made pursuant to any Extended Revolving Credit Commitments shall be the applicable percentages per annum set forth in the relevant Extension Amendment, (b) the Applicable Margin in respect of any Class of New Term Loans or any Class of Incremental Revolving Credit Loans made pursuant to any Incremental Revolving Credit Commitments shall be the applicable percentages per annum set forth in the relevant ~~Joinder Agreement~~Incremental Amendment, (c) the Applicable Margin in respect of any Class of Replacement Term Loans shall be the applicable percentages per annum set forth in the relevant amendment agreement, (d) the Applicable Margin in respect of any Class of Refinancing Term Loans or Refinancing Revolving Credit Loans made pursuant to any Refinancing Revolving Credit Commitments shall be the applicable percentages per annum set forth in the relevant Refinancing Amendment, and (e) in the case of any Class of Term Loans, the Applicable Margin shall be increased as, and to the extent, necessary to comply with the provisions of Section 2.14.

“Approved Fund” shall mean any Fund that is administered or managed by (i) a Lender, (ii) an Affiliate of a Lender, or (iii) an entity or an Affiliate of an entity that administers, advises or manages a Lender.

“Asset Sale” shall mean:

(i) the sale, conveyance, transfer, or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale Leaseback) (each, a “disposition”) of the Borrower or any Restricted Subsidiary, or

(ii) the issuance or sale of Equity Interests of any Restricted Subsidiary (other than preferred Capital Stock of Restricted Subsidiaries issued in compliance with Section 10.1), whether in a single transaction or a series of related transactions, in each case under the foregoing clauses (i) and (ii), other than:

(a) (x) any disposition of Cash Equivalents or Investment Grade Securities or obsolete, worn out or surplus property or property (including any leasehold property interest) that is no longer economically practical in its business, commercially desirable to maintain or used or useful in its business, (y) any disposition in the ordinary course of business of goods, inventory, or other assets and (z) any disposition of immaterial assets;

(b) the incurrence of Liens that are permitted to be incurred pursuant to Section 10.2 and that would otherwise constitute a disposition, sales, transfers and other dispositions permitted by Section 10.3 or the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, pursuant to Section 10.5;

(c) (i) any disposition of assets or any issuance or sale of Equity Interests of any Restricted Subsidiary after the ~~Fourth~~Seventh Amendment Effective Date in any transaction or series of related transactions pursuant to this clause (c)(i) with an aggregate Fair Market Value of less than the greater of (x) $19,500,000 and (y)  ~~9.25~~9.40 % of Consolidated EBITDA (calculated on a Pro Forma Basis) for the most recently ended Test Period at the time of such disposition or issuance or sale, as applicable~~;~~ (it being understood that the Fair Market Value of any such disposition shall be determined at the time of such disposition or issuance or sale of Equity Interests of any Restricted Subsidiary), and (ii) any disposition of assets or any issuance or sale of Equity Interests of any Restricted Subsidiary, in an aggregate Fair Market Value for all such dispositions or issuances or sales of Equity Interests of any Restricted Subsidiary in any fiscal year under this clause (c)(ii) not in excess of the greater of (x) $52,100,000 and (y) 25.0% of Consolidated EBITDA (calculated on a Pro Forma Basis) for the most recently ended Test Period at the time of such disposition or issuance or sale, as applicable (it being understood that the Fair Market Value of any such disposition shall be determined at the time of such disposition or issuance or sale of Equity Interests of any Restricted Subsidiary); provided that, without duplication, unused amounts in any fiscal year (including unused amounts previously carried over under this sub-clause) under this clause (c)(ii) shall be automatically carried over to succeeding fiscal years and shall be deemed to increase the capacity under this clause (c)(ii) on a dollar for dollar basis;

(d) any disposition of property or assets or issuance of securities (1) by a Restricted Subsidiary to the Borrower or (2) by the Borrower or a Restricted Subsidiary to a Restricted Subsidiary;

(e) to the extent allowable under Section 1031 of the Code, or any comparable or successor provision, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(f) any issuance, sale or pledge of Equity Interests in, or Indebtedness, or other securities of, an Unrestricted Subsidiary;

(g) foreclosures, condemnation, expropriation or any similar action on assets or casualty or insured damage to assets;

(h) any disposition of Receivables Assets in connection with any Receivables Facility and any disposition of Securitization Assets in connection with any Qualified Securitization Financing to the extent that the aggregate Fair Market Value of such Receivables Assets and Securitization Assets, respectively, disposed of pursuant to this clause (h) in any fiscal year does not exceed the greater of (x) $40,000,000 and (y)  ~~18.75~~19.20% of Consolidated EBITDA (calculated on a Pro Forma Basis) for the most recently ended Test Period at the time of such disposition;

(i) any financing transaction with respect to property built or acquired by the Borrower or any Restricted Subsidiary after the Closing Date, including Sale Leasebacks and asset securitizations permitted by this Agreement;

(j) the Borrower and any Restricted Subsidiary may (i) terminate or otherwise collapse its cost sharing agreements with the Borrower or any Subsidiary and settle any crossing payments in connection therewith, (ii) convert any intercompany Indebtedness to Equity Interests or any Equity Interests to intercompany Indebtedness, (iii) transfer any intercompany Indebtedness to the Borrower or any Restricted Subsidiary, (iv) settle, discount, write off, forgive or cancel any intercompany Indebtedness or other obligation owing by the Borrower or any Restricted Subsidiary, (v) settle, discount, write off, forgive or cancel any Indebtedness owing by any present or former consultants, managers, directors, officers or employees of Holdings, the Borrower, any direct or indirect parent thereof, or any Subsidiary thereof or any of their successors or assigns or (vi) surrender or waive contractual rights and settle or waive contractual or litigation claims;

(k) the sale or discount of inventory, accounts receivable, or notes receivable in the ordinary course of business or the conversion of accounts receivable to notes receivable;

(l) (i) the sale, licensing, sub-licensing or other disposition of Intellectual Property or other general intangibles in the ordinary course of business, (ii) the sale, licensing, sub-licensing or other disposition of Intellectual Property or other general intangibles pursuant to any Intercompany License Agreement, and (iii) the statutory expiration of any Intellectual Property;

(m) the unwinding of any Hedging Obligations or obligations in respect of Cash Management Services;

(n) any sale, transfer, and other disposition of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(o) the lapse or abandonment of Intellectual Property rights in the ordinary course of business, which, in the reasonable business judgment of the Borrower, are not material to the conduct of the business of the Borrower and the Restricted Subsidiaries taken as a whole;

(p) the issuance of directors’ qualifying shares and shares issued to foreign nationals as required by applicable law;

(q) any disposition of property to the extent that (1) such property is exchanged for credit against the purchase price of similar replacement property that is purchased within 270 days thereof or (2) the proceeds of such disposition are promptly applied to the purchase price of such replacement property (which replacement property is actually purchased within 270 days thereof);

(r) (i) leases, subleases, licenses, sublicenses, covenants not to sue, releases, consents and other forms of license (and terminations thereof), in each case in the ordinary course of business and which do not materially interfere with the business of the Borrower and the Restricted Subsidiaries, taken as a whole and (ii) Intercompany License Agreements;

(s) any disposition of non-core assets acquired in connection with any Permitted Acquisition or Investment permitted hereunder;

(t) any disposition of assets that do not, any sale of Equity Interests of any Restricted Subsidiary that does not, or any issuance of Equity Interests of any Restricted Subsidiary that will not upon the issuance thereof, constitute Collateral ~~with a~~in an aggregate Fair Market Value ~~not to exceed $10,000,000 in the aggregate pursuant to this clause (t) in any fiscal year of the Borrower;~~for all such dispositions in any fiscal year under this clause (t) not in excess of the greater of (x) $28,150,000 and (y) 13.5% of Consolidated EBITDA (calculated on a Pro Forma Basis) for the most recently ended Test Period at the time of such disposition (it being understood that the Fair Market Value of any such disposition shall be determined at the time of such disposition or issuance or sale of Equity Interests of any Restricted Subsidiary);

(u) any disposition of any assets existing on the ~~Fourth~~Seventh Amendment Effective Date that are set forth on Schedule 1.1(b);

(v) any sale, transfer and other disposition of accounts receivable (including write-offs, discounts and compromises) in connection with the compromise, settlement or collection thereof;

(w) any swap of assets in exchange for services or other assets in the ordinary course of business of comparable or greater Fair Market Value or usefulness to the business of the Borrower and the Restricted Subsidiaries, taken as a whole, as determined in good faith by the Borrower;

(x) (i) bulk sales or other dispositions of inventory of the Borrower or a Restricted Subsidiary not in the ordinary course of business in connection with Store closings, at arm’s length and (ii) sales or other dispositions by the Borrower or any Restricted Subsidiary of assets in connection with the closing or sale of a Store in the ordinary course of business of the Borrower and its Subsidiaries which consist of leasehold interests in the premises of such Store, the equipment and fixtures located at such premises and the books and records relating directly to the operations of such Store; provided that as to each and all such sales and closings, each such sale shall be on commercially reasonable prices and terms in a bona fide arm’s length transaction;

(y) licenses for the conduct of licensed departments within the Stores of the Borrower or any Restricted Subsidiary in the ordinary course of business; and

(z) any disposition in connection with a Permitted Reorganization.

“Asset Sale Prepayment Event” shall mean any Asset Sale made pursuant to the provisions of Section 10.4 (excluding any disposition of ABL Priority Collateral); provided that with respect to any Asset Sale Prepayment Event, the Borrower shall not be obligated to make any prepayment otherwise required by Section 5.2 unless and until the aggregate amount of Net Cash Proceeds from all such Asset Sale Prepayment Events, after giving effect to the reinvestment rights set forth herein, exceeds the greater of (i) U.S.$~~10,000,000~~15,250,000 and (ii)  ~~4.75~~10 % of Consolidated EBITDA (calculated on a Pro Forma Basis) for the most recently ended Test Period at the time of such Asset Sale Prepayment Event (the “Asset Sale Prepayment Trigger”) in any fiscal year of the Borrower, at which time all such Net Cash Proceeds for such fiscal year (excluding amounts below the Asset Sale Prepayment Trigger) shall be applied in accordance with Section 5.2.

“Asset Sale Prepayment Trigger” shall have the meaning provided in the definition of Asset Sale Prepayment Event.

“Assignment and Acceptance” shall mean (i) an assignment and acceptance entered into by a Lender and an assignee that is not an Affiliated Lender (with the consent of any party whose consent is required by Section 13.6), in the form of Exhibit B-1 or any other form approved by the Administrative Agent and the Borrower, (ii) an assignment and assumption entered into by a Lender and an assignee that is an Affiliated Lender (with the consent of any party whose consent is required by Section 13.6), in the form of Exhibit B-2 or any other form approved by the Administrative Agent and the Borrower and (iii) in the case of any assignment of Term Loans in connection with a Permitted Debt Exchange conducted in accordance with Section 2.15, such form of assignment (if any) as may be agreed by the Administrative Agent and the Borrower in accordance with Section 2.15(a).

“Assignment Taxes” shall have the meaning provided in the definition of Other Taxes.

“Assignment/Participation Limitations” shall mean (i) no Person and its Affiliates (provided that for purposes of this definition, Affiliates shall not include Persons that are subject to customary procedures to prevent the sharing of confidential information between such Lender and such Person and such Person is managed having independent fiduciary duties to the investors or other equity holders of such Person) shall, collectively, beneficially or on the record own, directly or indirectly, through assignment, participation, swap or other instruments, (x) more than 10% of the economic or voting interests in respect of all Term Loans at the time of acquisition unless such Person has delivered a written notice to the Borrower identifying such Person and its Affiliates and (y) more than 20% of such economic or voting interests in respect of all Term Loans at the time of acquisition unless such Person has received a prior written consent from the Borrower and (ii) the limitations set forth in clause (i) above shall be included in any assignment (including the Assignment and Acceptance), participation, swap or other transaction documents in respect of any Term Loans and the Borrower shall be deemed a third party beneficiary thereof.

“Auction Agent” shall mean (i) the Administrative Agent or (ii) any other financial institution or advisor employed by Holdings, the Borrower or any Subsidiary thereof (whether or not an Affiliate of the Administrative Agent) to act as an arranger in connection with any Permitted Debt Exchange pursuant to Section 2.15 or Dutch auction pursuant to Section 13.6(h); provided that the Borrower shall not designate the Administrative Agent as the Auction Agent without the written consent of the Administrative Agent (it being understood that the Administrative Agent shall be under no obligation to agree to act as the Auction Agent); provided, further, that neither the Borrower nor any of its Subsidiaries may act as the Auction Agent.

“Authorized Officer” shall mean, with respect to any Person, any individual holding the position of chairman of the board (if an officer of such Person), the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Operating Officer, the Treasurer, the Controller, the General Counsel, a Senior Vice President, an Executive Vice President, a Vice President, a Director, a Manager or any other senior officer or agent with express authority to act on behalf of such Person designated as such by the board of directors or other managing authority of such Person and, as to any document delivered on the ~~Fourth~~Seventh Amendment Effective Date, any secretary or assistant secretary of a Credit Party.

“Available RP Capacity Basket” shall mean, at any time of determination, 100.0% of the sum of the amount of Restricted Payments that may be made at such time pursuant to the General Restricted Payments Basket, Section 10.5(b)(4), Section 10.5(b)(10), Section 10.5(b)(14) and Section 10.5(b)(9); provided that an amount equal to 100.0% of any Investments or prepayments of Subordinated Indebtedness made under the Available RP Capacity Basket pursuant to the General Restricted Payments Basket, Section 10.5(b)(4), Section 10.5(b)(10), Section 10.5(b)(14) and Section 10.5(b)(9) shall be deemed to utilize capacity under such applicable Basket. The Borrower may elect to allocate or reallocate from time to time the Available RP Capacity Basket Usage to each Basket set forth above, so long as after giving effect to such allocation or reallocation, the availability under each such Basket shall not then be less than zero.

“Available RP Capacity Basket Usage” shall mean, at any time of determination, the sum of (i) 100.0% of the amount of Restricted Payments pursuant to Section 10.5(b)(19)(y)(2) and (ii) 100.0% of the aggregate outstanding amount of Investments made pursuant to clause (xxx) of the definition of “Permitted Investments,” in each case, immediately prior to the time of such determination.

“Available Tenor” shall mean, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if the then-current Benchmark (or component thereof) is a term rate, any tenor for such Benchmark that is or may be used for determining the length of an Interest Period or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 1.14(d).

“Average Revolver Debt” shall mean, as of any date of determination, an amount equal to (a) the quotient obtained by dividing (i) the sum of each month-end balance of outstanding revolving loans, including under the ABL Credit Agreement and this Agreement (if any), reflected on a consolidated balance sheet of the Borrower (but excluding the notes thereto) prepared as of each such date on a consolidated basis in accordance with IFRS during the most recent Test Period ended on or prior to such date of determination, by (ii) twelve, minus (b) the average month-end balance of cash and Cash Equivalents (in each case, free and clear of all Liens other than Permitted Liens) reflected on a consolidated balance sheet of the Borrower (but excluding the notes thereto) prepared as of each such date on a consolidated basis in accordance with IFRS during the most recent Test Period ended on or prior to such date of determination.

“Bail-In Action” shall mean the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” shall mean (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Bain” shall mean Bain Capital Private Equity, LP.

“Bank Product Agreement” shall mean any agreement or arrangement to provide Bank Products described in the definition thereof.

“Bank Product Provider” shall mean (i) any Person that, at the time it enters into a Bank Product Agreement, is an Agent or a Lender or an Affiliate or branch of an Agent or a Lender ~~or~~, (ii) with respect to any Bank Product Agreement entered into prior to the ~~Fourth~~Seventh Amendment Effective Date, any Person that is an Agent or a Lender or an Affiliate or branch of an Agent or a Lender on the ~~Fourth~~Seventh Amendment Effective Date or the Closing Date and (iii) any other Person from time to time designated in writing by the Borrower to the Administrative Agent; provided that, if such Person is not an Agent or a Lender, such Person executes and delivers to the Administrative Agent and the Borrower a letter agreement in form and substance reasonably acceptable to the Administrative Agent and the Borrower pursuant to which such Person (a) appoints the Administrative Agent and the Collateral Agent as its agent under the applicable Credit Documents and (b) agrees to be bound by the provisions of Article VI and Sections 7.1 and 8.13 of the Canadian Pledge Agreement, Sections 4.3, 6.6, 7.4, 7.6, 8.1 and 8.18 of the Canadian Security Agreement and corresponding or similar provisions in any other Security Document, in each case, as if it were a Lender.

“Bank Products” shall mean, collectively, any services or facilities (other than Cash Management Services or any Borrowing under this Agreement) on account of (i) credit and debit cards and (ii) purchase cards and other card payment products.

“Bankruptcy Code” shall have the meaning provided in Section 11.5.

“Base Rate Term SOFR Determination Day” has the meaning specified in the definition of “Term SOFR”.

“Benchmark” means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event or an Early Opt-in Election, as applicable, has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 1.14(a).

“Benchmark Replacement” means, with respect to any Benchmark Transition Event: the sum of: (i) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Dollar-denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment.

If the Benchmark Replacement as determined above for the ~~2021~~2025 Refinancing Term Loans (including any Extended Existing Term Loans and 2025 New Term Loans) would be less than the Floor, the Benchmark Replacement for the ~~2021~~2025 Refinancing Term Loans (including any Extended Existing Term Loans and 2025 New Term Loans) will be deemed to be the Floor for the purposes of this Agreement and the other Credit Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities.

“Benchmark Replacement Conforming Changes” means, with respect to either the use or administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “ABR”, the definition of “Business Day”, the definition of “U.S. Government Securities Business Day”, the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods~~, the applicability of Section 2.11~~ and other technical, administrative or operational matters) that the Administrative Agent, in consultation with the Borrower, decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines, in consultation with the Borrower, that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides, in consultation with the Borrower, is reasonably necessary in connection with the administration of this Agreement and the other Credit Documents).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event”, the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof);

(2) in the case of clause (3) of the definition of “Benchmark Transition Event”, the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (3) and even if any

Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date; or

(3) in the case of an Early Opt-in Election, the date jointly elected by the Administrative Agent and the Borrower and specified by the Administrative Agent by notice to the Borrower and Lenders.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (1) or (2) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(2) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(3) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Start Date” means, in the case of a Benchmark Transition Event, the earlier of (a) the applicable Benchmark Replacement Date and (b) if such Benchmark

Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication).

“Benchmark Unavailability Period” means, with respect to any then-current Benchmark, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Credit Document in accordance with Section 1.14 and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Credit Document in accordance with Section 1.14.

“Beneficial Ownership Certification” shall mean a certification regarding beneficial ownership required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” shall mean 31 C.F.R. § 1010.230.

“Benefited Lender” shall have the meaning provided in Section 13.8(a).

“Benefit Plan” shall mean (a) any Plan, (b) a “plan” as defined in Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“BHC Act Affiliate” of a party shall mean an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“BIA” shall mean the Bankruptcy and Insolvency Act (Canada).

“Board” shall mean the Board of Governors of the Federal Reserve System of the United States (or any successor).

“Bona Fide Debt Fund” shall mean any debt fund or other Person that is engaged in, or advises funds or other investment vehicles that are engaged in, making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit in the ordinary course and whose managers have fiduciary duties to the third-party investors in such fund or investment vehicle independent of their duties to Holdings or Bain; provided, however, in no event shall (x) any natural Person or (y) Holdings, the Borrower or any Subsidiary thereof be a “Bona Fide Debt Fund”.

“Borrower” shall have the meaning provided in the preamble to this Agreement.

“Borrower Materials” shall have the meaning provided in Section 13.17(b).

“Borrowing” shall mean Loans of the same Class and Type, made, converted, or continued on the same date and, in the case of Term SOFR Loans, as to which a single Interest Period is in effect.

“Broker-Dealer Subsidiary” shall mean any Subsidiary that is registered as a broker-dealer under the Exchange Act or any other applicable law requiring similar registration.

“Business Day” shall mean (i) any day excluding Saturday, Sunday, and any other day on which banking institutions in Toronto, Ontario or New York City are authorized by law or other governmental actions to close, and (ii) if such day relates to any interest rate settings as to a Term SOFR Loan, any fundings, disbursements, settlements, and payments in respect of any such Term SOFR Loan, or any other dealings to be carried out pursuant to this Agreement in respect of any such Term SOFR Loan, any day which is a U.S. Government Securities Business Day.

“Canadian Credit Party” shall mean each Credit Party organized, formed or incorporated under the laws of Canada or any province or territory thereof.

“Canadian DB Plan” shall mean a Canadian Pension Plan that contains a “defined benefit provision” as such term is defined in Section 147.1(1) of the ITA, whether existing on the ~~Fourth~~Seventh Amendment Effective Date or thereafter.

“Canadian Pension Plan” shall mean a “registered pension plan” as such term is defined in the ITA that is maintained, funded or sponsored by any Canadian Credit Party for its employees, or pursuant to which a Canadian Credit Party otherwise has any liability or contingent liability, but shall not include statutory plans, including the Canada and Quebec Pension Plans.

“Canadian Pledge Agreement” shall have the meaning provided in the definition of Pledge Agreement.

“Canadian Securities Laws” shall mean the Securities Act (Ontario) and the corresponding legislation in each of the provinces and territories of Canada, together with all regulations, instruments, rules and policies thereunder.

“Canadian Security Agreement” shall have the meaning provided in the definition of Security Agreement.

“Canadian Subsidiary” shall mean any Subsidiary that is organized under the laws of Canada or any province or territory thereof.

“Capital Expenditures” shall mean, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities and including in all events all amounts expended or capitalized under Capital Leases) by the Borrower and the Restricted Subsidiaries during such period that, in conformity with IFRS, are or are required to be included as additions during such period to property, plant, or equipment reflected in the consolidated balance sheet of the Borrower and the Restricted Subsidiaries (including capitalized software expenditures, capitalized expenditures relating to license and intellectual property payments, customer acquisition costs and incentive payments, conversion costs, and contract acquisition costs).

“Capital Lease” shall mean, as applied to any Person, any lease of any property (whether real, personal, or mixed) by that Person as lessee that, in conformity with IFRS, is, or is required to be, accounted for as a capital lease on the balance sheet of that Person; provided that all leases of any Person that are or would be characterized as operating leases in accordance with IFRS immediately prior to the Closing Date (whether or not such operating leases were in effect on such date) shall continue to be accounted for as operating leases (and not as Capital Leases) for purposes of this Agreement (except that financial statements delivered pursuant to Section 9.1 shall reflect such operating leases in accordance with IFRS as in effect at the time of such delivery) regardless of any change in IFRS following the Closing Date that would otherwise require such leases to be recharacterized as Capital Leases.

“Capital Stock” shall mean (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights, or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership ~~or~~, limited liability company, or unlimited liability company, partnership or membership interests (whether general or limited), and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person (it being understood and agreed, for the avoidance of doubt, that “cash-settled phantom appreciation programs” in connection with employee benefits that do not require a dividend or distribution shall not constitute Capital Stock).

“Capitalized Lease Obligation” shall mean, at the time any determination thereof is to be made, the amount of the liability in respect of a Capital Lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) prepared in accordance with IFRS; provided that all obligations of any Person that are or would be characterized as operating lease obligations in accordance with IFRS immediately prior to the Closing Date (whether or not such operating lease obligations were in effect on such date) shall continue to be accounted for as operating lease obligations (and not as Capitalized Lease Obligations) for purposes of this Agreement (except that financial statements delivered pursuant to Section 9.1 shall reflect such operating leases in accordance with IFRS as in effect at the time of such delivery) regardless of any change in IFRS following the Closing Date that would otherwise require such obligations to be recharacterized as Capitalized Lease Obligations.

“Captive Insurance Subsidiary” shall mean a Subsidiary of the Borrower established for the purpose of, and to be engaged solely in the business of, insuring the businesses or facilities owned or operated by the Borrower or any of its Subsidiaries or joint ventures or to insure related or unrelated businesses.

“Cash Equivalents” shall mean:

(i) Dollars,

(ii) (a) Euros, Pounds Sterling, U.S. Dollars, or any national currency of any Participating Member State in the European Union or (b) local currencies held from time to time in the ordinary course of business,

(iii) securities issued or directly and fully and unconditionally guaranteed or insured by the United States or Canadian governments or any country that is a member state of the European Union or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government,

(iv) certificates of deposit, time deposits, and eurodollar time deposits with maturities of one year or less from the date of acquisition, demand deposits, bankers’ acceptances with maturities not exceeding one year, and overnight bank deposits, in each case with any commercial bank having capital and surplus of not less than $250,000,000 in the case of Canadian banks and $100,000,000 (or the Dollar equivalent thereof as of the date of determination) in the case of foreign banks,

(v) repurchase obligations for underlying securities of the types described in clauses (iii) and (iv) above and clause (ix) below entered into with any financial institution meeting the qualifications specified in clause (iv) above,

(vi) commercial paper rated at least P-2 (or the equivalent thereof) by Moody’s or at least A-2 (or the equivalent thereof) by S&P and in each case maturing within 2 years after the date of creation thereof,

(vii) marketable short-term money market and similar securities having a rating of at least P-2 or A-2 (or, in either case, the equivalent thereof) from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another nationally recognized ratings agency) and in each case maturing within 2 years after the date of creation or acquisition thereof,

(viii) readily marketable direct obligations issued by any province, state, commonwealth, or territory of Canada or the United States or any political subdivision or taxing authority thereof having one of the two highest rating categories obtainable from either Moody’s or S&P with maturities of 2 years or less from the date of acquisition,

(ix) Indebtedness or preferred Capital Stock issued by Persons with a rating of “A” (or the equivalent thereof) or higher from S&P or “A2” (or the equivalent thereof) or higher from Moody’s with maturities of 2 years or less from the date of acquisition,

(x) solely with respect to any Foreign Subsidiary: (a) obligations of the national government of the country in which such Foreign Subsidiary maintains its chief executive office and principal place of business provided such country is a member of the Organization for Economic Cooperation and Development, in each case maturing within one year after the date of investment therein, (b) certificates of deposit of, bankers acceptances of, or time deposits with, any commercial bank which is organized and existing under the laws of the country in which such Foreign Subsidiary maintains its chief executive office and principal place of business provided such country is a member of the Organization for Economic Cooperation and Development, and whose short-term commercial paper rating from S&P is at least “A-2” or the equivalent thereof or from Moody’s is at least “P-2” or the equivalent thereof (any such bank being an “Approved Foreign Bank”), and in each case with maturities of not more than 2 years from the date of acquisition, and (c) the equivalent of demand deposit accounts which are maintained with an Approved Foreign Bank, in each case, customarily used by entities for cash management purposes in any jurisdiction outside Canada and the United States to the extent reasonably required in connection with any business conducted by such Foreign Subsidiary organized in such jurisdiction,

(xi) in the case of investments by any Foreign Subsidiary or investments made in a country outside Canada and the United States, Cash Equivalents shall also include investments of the type and maturity described in clauses (i) through (ix) above of foreign obligors, which investments have ratings, described in such clauses or equivalent ratings from comparable foreign rating agencies, and

(xii) investment funds investing all or substantially all of their assets in securities of the types described in clauses (i) through (ix) above.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (i) and (ii) above; provided that such amounts are converted into any currency listed in clauses (i) and (ii) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Cash Management Agreement” shall mean any agreement or arrangement to provide Cash Management Services.

“Cash Management Bank” shall mean (i) any Person that, at the time it enters into a Cash Management Agreement, is an Agent or a Lender or an Affiliate of an Agent or a Lender ~~or~~, (ii) with respect to any Cash Management Agreement entered into prior to the ~~Fourth~~Seventh Amendment Effective Date, any Person that is an Agent or a Lender or an Affiliate of an Agent or a Lender on the ~~Fourth~~Seventh Amendment Effective Date or the Closing Date and (iii) any other Person from time to time designated by the Borrower in writing to the Administrative Agent; provided that, if such Person is not an Agent or a Lender, such Person executes and delivers to the Administrative Agent and the Borrower a letter agreement in form and substance reasonably acceptable to the Administrative Agent and the Borrower pursuant to which such Person (a) appoints the Administrative Agent and the Collateral Agent as its agent under the applicable Credit Documents and (b) agrees to be bound by the provisions of Article VI and Sections 7.1 and 8.13 of the Canadian Pledge Agreement, Sections 4.3, 6.6, 7.4, 7.6, 8.1 and 8.18 of the Canadian Security Agreement and corresponding or similar provisions in any other Security Document, in each case, as if it were a Lender.

“Cash Management Services” shall mean any one or more of the following types of services or facilities: (a) ACH transactions, (b) treasury and/or cash management services, including, controlled disbursement services, depository, overdraft and electronic funds transfer services, (c) foreign exchange facilities, (d) deposit and other accounts, and (e) merchant services (other than those constituting a line of credit). For the avoidance of doubt, Cash Management Services do not include Hedging Obligations.

“Casualty Event” shall mean, with respect to any property of any Person (excluding, for the avoidance of doubt, any ABL Priority Collateral), any loss of or damage to, or any condemnation or other taking by a Governmental Authority of, such property for which such

Person or any of its Restricted Subsidiaries receives insurance proceeds or proceeds of a condemnation award in respect of any equipment, fixed assets, or real property (including any improvements thereon) to replace or repair such equipment, fixed assets, or real property; provided, further, that with respect to any Casualty Event, the Borrower shall not be obligated to make any prepayment otherwise required by Section 5.2 unless and until the aggregate amount of Net Cash Proceeds from all such Casualty Events, after giving effect to the reinvestment rights set forth herein, exceeds the greater of (i) U.S.$~~10,000,000~~15,250,000 and (ii)  ~~4.75~~10 % of Consolidated EBITDA (calculated on a Pro Forma Basis) for the most recently ended Test Period at the time of such Casualty Event (the “Casualty Prepayment Trigger”) in any fiscal year of the Borrower, at which time all such Net Cash Proceeds from Casualty Events for such fiscal year (excluding amounts below the Casualty Prepayment Trigger) shall be applied in accordance with Section 5.2.

“Casualty Prepayment Trigger” shall have the meaning provided in the definition of Casualty Event.

“CG Japan” shall mean Canada Goose Japan, K.K., a joint-stock company existing under the laws of Japan.

“Change in Law” shall mean (i) the adoption of any law, treaty, order, policy, rule, or regulation after the ~~Fourth~~Seventh Amendment Effective Date, (ii) any change in any law, treaty, order, policy, rule, or regulation or in the interpretation or application thereof by any Governmental Authority after the ~~Fourth~~Seventh Amendment Effective Date or (iii) compliance by any Lender with any guideline, request, directive, or order issued or made after the ~~Fourth~~Seventh Amendment Effective Date by any central bank or other Governmental Authority or quasi-Governmental Authority (whether or not having the force of law), including, for avoidance of doubt any such adoption, change or compliance in respect of (a) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines, or directives thereunder or issued in connection therewith and (b) all requests, rules, guidelines, requirements, or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority), or Canada, the United States or foreign regulatory authorities pursuant to Basel III, in each case regardless of the date adopted, issued, promulgated or implemented.

“Change of Control” shall mean and be deemed to have occurred if, at any time after the ~~Fourth~~Seventh Amendment Effective Date,

(a) at any time (1) any Person (other than a Permitted Holder) or (2) Persons (other than one or more Permitted Holders) constituting a “group” (as such term is used in Section 13(d) and Section 14(d) of the Exchange Act) or acting “jointly” or “jointly, and in concert” for the purposes of Canadian Securities Laws, becomes the “beneficial owner” (as defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act or for purposes of Canadian Securities Laws), directly or indirectly, of Voting Stock representing more than 35.0% of the aggregate voting power of the outstanding Voting Stock of the Borrower and the percentage of aggregate voting power so held is greater than the percentage of the aggregate voting power represented by the Voting Stock of the Borrower beneficially owned, directly or indirectly, in the aggregate by the Permitted Holders, unless, in the case of clause (a) of this definition of “Change of Control”, the Permitted Holders have, at such time, the right or the ability by voting power, contract, or otherwise to elect or designate for election at least a majority of the board of directors (or analogous governing body) of the Borrower;

(b) Holdings shall cease to beneficially own, directly or indirectly, 100.0% of the issued and outstanding Equity Interests of the Borrower; or

(c) a “Change of Control” (as defined in the ABL Credit Agreement) occurs.

“Class” (i) when used in reference to any Loan or Borrowing, shall refer to whether such Loan, or the Loans comprising such Borrowing, are Refinancing Revolving Credit Loans (of the same series), Initial Term Loans (or, prior to the six-month anniversary of the Closing Date, Initial Term B-1 Loans or Initial Term B-2 Loans), 2019 Refinancing Term Loans, 2020 Refinancing Term Loans (including~~, without limitation,~~ any 2020 New Term Loans), 2021 Refinancing Term Loans, 2025 Refinancing Term Loans (including any Extended Existing Term Loans and 2025 New Term Loans), New Term Loans (of each Series), Extended Term Loans (of the same Extension Series), Replacement Term Loans (of the same Replacement Series), Incremental Revolving Credit Loans (of the same Series), Extended Revolving Credit Loans (of the same Extension Series) or Refinancing Term Loans (of the same Refinancing Series) and (ii) when used in reference to any Commitment, refers to whether such Commitment is an Incremental Revolving Credit Commitment (of the same Series), an Extended Revolving Credit Commitment (of the same Extension Series), a Refinancing Revolving Credit Commitment (of the same Refinancing Series), an Initial Term B-1 Loan Commitment, an Initial Term B-2 Loan Commitment, a 2019 Refinancing Term Loan Commitment, a 2020 Refinancing Term Loan Commitment, a 2020 New Term Loan Commitment, a 2021 Refinancing Term Loan Commitment, a 2025 Refinancing Term Loan Commitment, a 2025 New Term Loan Commitment, a New Term Loan Commitment (of the same Series), a Replacement Term Loan Commitment (of the same Replacement Series), a commitment in respect of any Extended Term Loan (of the same Extension Series) or a Refinancing Term Loan Commitment (of the same Refinancing Series). Notwithstanding anything herein to the contrary, as of the ~~Fourth~~Seventh Amendment Effective Date, (i) after the Existing Term Loan Refinancing, the Extended Existing Term Loans shall constitute 2025 Refinancing Term Loans, (ii) once funded, the ~~2020~~2025 New Term Loans shall constitute ~~2020~~2025 Refinancing Term Loans and~~,~~ (iii) for the avoidance of doubt, the Extended Existing Term Loans, 2025 Refinancing Term Loans and 2025 New Term Loans shall constitute a single Class of ~~2020~~2025 Refinancing Term Loans.

“Closing Date” shall mean December 2, 2016.

“Closing Distribution” shall have the meaning provided in the recitals to this Agreement.

“Code” shall mean the Internal Revenue Code of 1986.

“Collateral” shall mean all property pledged or mortgaged or purported to be pledged or mortgaged pursuant to the Security Documents, excluding in all events Excluded Property and Excluded Stock and Stock Equivalents.

“Collateral Agent” shall mean UBS AG, Stamford Branch (as successor in interest to Credit Suisse AG, Cayman Islands Branch), as collateral agent under the Security Documents, or any successor collateral agent pursuant to Section 12.9 and any Affiliate or designee of such Person that acts as the Collateral Agent under any Security Document.

“Commitments” shall mean, with respect to each Lender (to the extent applicable), such Lender’s Incremental Revolving Credit Commitment, Extended Revolving Credit Commitment, Refinancing Revolving Credit Commitment, Initial Term Loan Commitment, 2019 Refinancing Term Loan Commitment, 2020 New Term Loan Commitment, 2020 Refinancing Term Loan Commitment, 2021 Refinancing Term Loan Commitment, 2025 New Term Loan Commitment, 2025 Refinancing Term Loan Commitment, New Term Loan Commitment, Replacement Term Loan Commitment, Refinancing Term Loan Commitment, or commitment in respect of Extended Term Loans.

“Commodity Exchange Act” shall mean the Commodity Exchange Act (7 U.S.C. § 1 et seq.).

“Communications” shall have the meaning provided in Section 13.17.

“Confidential Information” shall have the meaning provided in Section 13.16.

“Connection Income Tax” shall mean Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Consolidated Depreciation and Amortization Expense” shall mean with respect to any Person and its Restricted Subsidiaries for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees or costs, debt issuance costs, commissions, fees, and expenses, capitalized expenditures, amortization of expenditures relating to software, license and intellectual property payments, amortization of any lease related assets recorded in purchase accounting, customer acquisition costs, the amortization of original issue discount resulting from the issuance of Indebtedness at less than par and incentive payments, conversion costs, and contract acquisition costs of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with IFRS.

“Consolidated EBITDA” shall mean, with respect to any Person for any period, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period:

(i) increased by (without duplication):

(a) (A) provision for taxes based on income or profits or capital, including, without limitation, U.S. federal, state, non-U.S., franchise, excise, value added, and similar taxes and foreign withholding taxes of such Person and its Restricted Subsidiaries paid or accrued during such period, including any penalties and interest related to such taxes or arising from any tax examinations, deducted (and not added back) in computing Consolidated Net Income and (B) amounts paid to Holdings or any direct or indirect parent company of Holdings in respect of taxes in accordance with Section 10.5(b)(15)(B), solely to the extent such amounts were deducted in computing Consolidated Net Income, plus

(b) Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period (including (1) net losses on Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (2) costs of surety bonds in connection with financing activities, in each case, to the extent included in Consolidated Interest Expense), together with items excluded from the definition of Consolidated Interest Expense and any non-cash interest expense, to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income, plus

(c) Consolidated Depreciation and Amortization Expense of such Person and its Restricted Subsidiaries for such period to the extent the same were deducted in computing Consolidated Net Income, plus

(d) any non-cash increase in expenses resulting from the revaluation of inventory (including any impact of changes to inventory valuation policy methods including changes in capitalization of variances) or other inventory adjustments, plus

(e) any other non-cash charges, expenses or losses, including any non-cash expense relating to the vesting of warrants, non-cash asset retirement costs and any write offs, write downs, expenses, losses, or items to the extent the same were deducted (and not added back) in computing Consolidated Net Income (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, (1) the Borrower may determine not to add back such non-cash charge in the current period and (2) to the extent the Borrower does decide to add back such non-cash charge, the cash payment in respect thereof in such future period shall be deducted from Consolidated EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period), plus

(f) the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly-Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income, plus

(g) the amount of management, monitoring, consulting, advisory and other fees (including termination and transaction fees) and indemnities and expenses paid or accrued in such period to the Sponsor or any of its Affiliates, plus

(h) costs of surety bonds incurred in such period in connection with financing activities, plus

(i) the amount of “run-rate” cost savings, operating expense reductions, and synergies (without duplication of any amounts added back pursuant to Section 1.12(c) in connection with Specified Transactions) that are projected by the Borrower in good faith to result from actions taken or with respect to which substantial steps have been taken or are expected to be taken within 24 months of the determination to take such action, net of the amount of actual benefits realized prior to or during such period from such actions (which cost savings, operating expense reductions, and synergies shall be calculated on a pro forma basis as though such cost savings, operating expense reductions, or synergies had been realized on the first day of such period); provided that an Authorized Officer of the Borrower shall have certified to the

Administrative Agent that such cost savings are reasonably identifiable and factually supportable and it is understood and agreed that “run-rate” means the full recurring benefit for a period that is associated with any action either taken or with respect to which substantial steps have been taken or are expected to be taken within 24 months of the determination to take such action, plus

(j) the amount of loss or discount on sale of (x) Receivables Assets and related assets in connection with a Receivables Facility and (y) Securitization Assets and related assets in connection with a Qualified Securitization Financing, plus

(k) any costs or expense incurred by the Borrower or any Restricted Subsidiary pursuant to any management equity plan or equity option plan or any other management or employee benefit plan or agreement or any equity subscription or equityholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Borrower or net cash proceeds of an issuance of Equity Interests of the Borrower (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (iii) of Section 10.5(a) and have not been relied on for purposes of any incurrence of Indebtedness pursuant to clause (l)(i) of Section 10.1, plus

(l) the amount of expenses relating to payments made to option holders of any direct or indirect parent of the Borrower in connection with, or as a result of, any distribution being made to equityholders of such Person, which payments are being made to compensate such option holders as though they were equityholders at the time of, and entitled to share in, such distribution, in each case to the extent permitted under this Agreement, plus

(m) with respect to any joint venture that is not a Restricted Subsidiary, an amount equal to the proportion of those items described in clauses (a) and (c) above relating to such joint venture corresponding to the Borrower’s and the Restricted Subsidiaries’ proportionate share of such joint venture’s Consolidated Net Income (determined as if such joint venture were a Restricted Subsidiary), plus

(n) costs associated with, or in anticipation of, or preparation for, compliance with the requirements of Canadian Securities Laws and the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith or other enhanced accounting functions and Public Company Costs, plus

(o) cash receipts (or any netting arrangements resulting in reduced cash expenses) not included in Consolidated EBITDA in any period solely to the extent that the corresponding non-cash gains relating to such receipts were deducted in the calculation of Consolidated EBITDA pursuant to paragraph (ii) below for any previous period and not added back, plus

(p) to the extent not already included in the Consolidated Net Income of such Person and its Restricted Subsidiaries, (1) any expenses and charges that are reimbursed by indemnification or other similar provisions in connection with any acquisition or investment or any sale, conveyance, transfer, or other Asset Sale of assets permitted hereunder and (2) to the extent covered by insurance and actually reimbursed, or, so long as the Borrower has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (A) not denied by the applicable carrier in writing within 180 days and (B) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within such 365 days), expenses, charges or losses with respect to liability or casualty events or business interruption, plus

(q) [reserved],

(r) [reserved],

(s) letter of credit fees, plus

(t) any net loss from disposed, abandoned, transferred, closed or discontinued operations (excluding held for sale discontinued operations until actually disposed of); and

(ii) decreased by (without duplication):

(a) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that reduced Consolidated EBITDA in any prior period; provided that, to the extent non-cash gains are deducted pursuant to this clause (ii)(a) for any previous period and not otherwise added back to Consolidated EBITDA, Consolidated EBITDA shall be increased by the amount of any cash receipts (or any netting arrangements resulting in reduced cash expenses) in respect of such non-cash gains received in subsequent periods to the extent not already included therein, plus

(b) any net income from disposed, abandoned, transferred, closed or discontinued operations (excluding held for sale discontinued operations until actually disposed of); plus

(c) the amount of gain on sale of (x) Receivables Assets and related assets in connection with a Receivables Facility and (y) Securitization Assets and related assets in connection with a Qualified Securitization Financing.

For the avoidance of doubt: (i) to the extent included in Consolidated Net Income, there shall be excluded in determining Consolidated EBITDA for any period any adjustments resulting from the application of ASC 815 and its related pronouncements and interpretations, or the equivalent accounting standard under IFRS or an alternative basis of accounting applied in lieu of IFRS, (ii) to the extent any add-backs or deductions are reflected in the calculation of Consolidated Net Income, such add-backs and deductions shall not be duplicated in determining Consolidated EBITDA and (iii) Consolidated EBITDA shall be calculated, including pro forma adjustments, in accordance with Section 1.12.

Unless otherwise stated or context clearly dictates otherwise, references to Consolidated EBITDA shall refer to the Consolidated EBITDA of the Borrower and its Restricted Subsidiaries.

“Consolidated First Lien Secured Debt” shall mean Consolidated Total Debt as of such date that is not Subordinated Indebtedness and is secured by a Lien on the Collateral on a first priority basis (but without regard to the control of remedies) with Liens on the Collateral securing any First Lien Obligations and/or the ABL Obligations.

“Consolidated Interest Expense” shall mean, with respect to any Person and its Restricted Subsidiaries for any period, the sum, without duplication, of:

(1) consolidated cash interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (x) all commissions, discounts, and other fees and charges owed with respect to letters of credit or bankers acceptances, (y) capitalized interest to the extent paid in cash, and (z) net payments (over payments received), if any, made pursuant to interest rate Hedging Obligations with respect to Indebtedness); plus

(2) any cash payments made during such period in respect of the accretion or accrual of discounted liabilities referred to in clause (i) below relating to Funded Debt that were amortized or accrued in a previous period; less

(3) cash interest income for such period;

provided, the following shall in all cases be excluded from Consolidated Interest Expense:

(a) any one-time cash costs associated with breakage in respect of Hedge Agreements to the extent such costs would be otherwise included in Consolidated Interest Expense;

(b) all non-recurring cash interest expense consisting of liquidated damages for failure to timely comply with registration rights obligations, all as calculated on a consolidated basis in accordance with IFRS;

(c) any “additional interest” owing pursuant to a registration rights agreement;

(d) non-cash interest expense attributable to a parent entity resulting from push-down accounting, but solely to the extent not reducing consolidated cash interest expense in any prior period;

(e) any non-cash expensing of bridge, commitment, and other financing fees that have been previously paid in cash, but solely to the extent not reducing consolidated cash interest expense in any prior period;

(f) deferred financing costs, debt issuance costs, commissions, fees (including amendment and contract fees) and expenses and, in each case, the amortization and write-off thereof, and any amounts of non-cash interest;

(g) annual agency fees paid to any administrative agent or collateral agent under any credit facilities or other debt instruments or documents;

(h) costs associated with obtaining Hedge Agreements;

(i) the accretion or accrual of discounted liabilities;

(j) non-cash interest expense attributable to the movement of the mark-to-market valuation of obligations under Hedge Agreements or other derivative instruments;

(k) any non-cash expense resulting from the discounting of any Indebtedness in connection with the application of recapitalization accounting or, if applicable, purchase accounting in connection with the Transactions or any acquisition;

(l) commissions, discounts, yield, and other fees and charges (including any interest expense) related to any Receivables Facility or any Securitization Facility;

(m) any prepayment premium or penalty;

(n) cash interest expense of the Borrower in respect of Holdings Subordinate Debt; and

(o) any portion of the interest expense, cash payments or cash interest income for such period under clause (1), (2) or (3) above, as applicable, of any Restricted Subsidiary that is subject to a Deemed Subsidiary Election, that corresponds to the equity interest share of third parties in such Restricted Subsidiary.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS.

“Consolidated Net Income” shall mean, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with IFRS; provided that, without duplication,

(i) (a) any after-tax effect of extraordinary, non-recurring, or unusual gains or losses (less all fees and expenses relating thereto), charges or expenses (including relating to the Transactions), (b) severance, recruiting, retention and relocation costs, (c) signing bonuses and related expenses, (d) curtailments or modifications to pension and post-retirement employee benefits plans, (e) start-up, transition, strategic initiative (including any multi-year strategic initiative) and integration costs, charges or expenses, (f) restructuring costs, charges, reserves or expenses, (g) costs, charges and expenses related to acquisitions after the Closing Date and to the start-up, pre-opening, opening, closure, and/or consolidation of Stores, distribution centers, operations, offices and facilities, (h) business optimization costs, charges or expenses, (i) costs, charges and expenses incurred in connection with new product design, development and introductions, (j) costs and expenses incurred in connection with intellectual property development and new systems design, (k) costs and expenses incurred in connection with implementation, replacement, development or upgrade of operational, reporting and information technology systems and technology initiatives, (l) any costs, expenses or charges relating to any governmental investigation or any litigation or other dispute, and (m) one-time compensation charges shall be excluded,

(ii) the Net Income for such period shall not include the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting policies during such period,

(iii) any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed, or discontinued operations shall be excluded,

(iv) any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions or abandonments other than in the ordinary course of business, as determined in good faith by the board of directors (or analogous governing body) of the Borrower, shall be excluded,

(v) the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Borrower shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash or Cash Equivalents of the Borrower or any of its Restricted Subsidiaries) to the Borrower or a Restricted Subsidiary thereof in respect of such period,

(vi) solely for the purpose of determining the amount available for Restricted Payments under clause (a)(iii)(A) of Section 10.5, the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its equityholders, unless such restriction with respect to the payment of dividends or similar distributions (a) has been legally waived or otherwise released, (b) is imposed pursuant to this Agreement, any other Credit Document, the ABL Credit Documents, Permitted Debt Exchange Notes, Incremental Loans, or Permitted Other Indebtedness, or (c) arises pursuant to an agreement or instrument if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the Secured Parties than the encumbrances and restrictions contained in the Credit Documents (as determined by the Borrower in good faith); provided that Consolidated Net Income of the referent Person will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) or Cash Equivalents to such Person or a Restricted Subsidiary in respect of such period, to the extent not already included therein,

(vii) effects of adjustments (including the effects of such adjustments pushed down to the Borrower and the Restricted Subsidiaries) in any line item in such Person’s consolidated financial statements required or permitted by IFRS resulting from the application of purchase accounting, including in relation to the Transactions and any acquisition or investment that is consummated prior to or after the Closing Date or the amortization or write-off of any amounts thereof, in either case net of taxes, shall be excluded,

(viii) (a) any after-tax effect of any income (loss) from the early extinguishment or conversion of Indebtedness or Hedging Obligations or other derivative instruments (including deferred financing costs written off and premiums paid), (b) any non-cash income (or loss) related to currency gains or losses related to Indebtedness, intercompany balances, and other balance sheet items and any net gain or loss resulting in such period from Hedging Obligations pursuant to IFRS or an alternative basis of accounting applied in lieu of IFRS, and (c) any non-cash expense, income, or loss attributable to the movement in mark to market valuation of foreign currencies, Indebtedness, or derivative instruments pursuant to IFRS, shall be excluded,

(ix) any impairment charge or asset write-off or write-down, including impairment charges or asset write-offs or write-downs related to intangible assets, long-lived assets, investments in debt and equity securities or as a result of a change in law or regulation or in connection with any disposition of assets, in each case, pursuant to IFRS, and the amortization of intangibles arising pursuant to IFRS, shall be excluded,

(x) (a) any non-cash compensation expense recorded from grants of equity appreciation or similar rights, phantom equity, equity options units, restricted equity, or other rights to officers, directors, managers, or employees, (b) non-cash income (loss) attributable to deferred compensation plans or trusts and (c) any non-cash compensation expense resulting from equity-based payments to non-employees, in each case shall be excluded,

(xi) any fees, charges, losses, costs and expenses incurred during such period, or any amortization thereof for such period, in connection with or related to any acquisition (including any Permitted Acquisition), Restricted Payment, Investment, recapitalization, asset sale, issuance, incurrence, registration or repayment or modification of Indebtedness, issuance or offering of Equity Interests, refinancing transaction or amendment, modification or waiver in respect of the documentation relating to any such transaction (in the case of each such transaction described in this clause (xi), including any such transaction consummated prior to the Closing Date, the Transactions and any such transaction undertaken but not completed and including, for the avoidance of doubt, (1) the effects of expensing all transaction-related expenses in accordance with IFRS, (2) such fees, expenses, or charges related to the incurrence or issuance, as applicable, of the Credit Facilities and the Loans hereunder, any ABL Loans and all Transaction Expenses, (3) such fees, expenses, or charges related to the entering into or offering of the Credit Documents, the ABL Credit Documents and any other credit facilities or debt issuances or the entering into of any Hedge Agreement, and (4) any amendment, modification or waiver in respect of any ABL Loans or other Indebtedness outstanding under the ABL Credit Documents, any ABL Credit Facility, any Credit Facility or, in each case, the loans thereunder, or any other Indebtedness) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded,

(xii) (a) accruals and reserves (including contingent liabilities) that are (x) established or adjusted within twelve months after the Closing Date that are so required to be established as a result of the Transactions or (y) established or adjusted within twelve months after the closing of any Permitted Acquisition or any other acquisition (other than any such other acquisition in the ordinary course of business) that are so required to be established or adjusted as a result of such Permitted Acquisition or such other acquisition, in each case in accordance with IFRS, or (b) charges, accruals, expenses and reserves as a result of adoption or modification of accounting policies, shall be excluded,

(xiii) to the extent covered by insurance or indemnification and actually reimbursed, or, so long as, in the case of reimbursements or indemnifications not yet received, the Borrower has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer or indemnifying party and only to the extent that such amount is (a) not denied by the applicable carrier or indemnifying party in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such determination (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), losses, charges and expenses shall be excluded,

(xiv) any deferred tax expense associated with tax deductions or net operating losses arising as a result of the Transactions, or the release of any valuation allowance related to such items, shall be excluded,

(xv) gains and losses due solely to fluctuations in currency values and the related tax effects determined in accordance with IFRS for such period shall be excluded,

(xvi) any net pension or other post-employment benefit costs representing amortization of unrecognized prior service costs, actuarial losses, including amortization of such amounts arising in prior periods, amortization of the unrecognized net obligation (and loss or cost) existing at the date of initial application of Statement of Financial Accounting Standards Nos. 87, 106 and 112, and any other items of a similar nature, shall be excluded,

(xvii) any non-cash adjustments resulting from the application of Accounting Standards Codification Topic No. 460, Guarantees, under U.S. generally accepted accounting principles or any comparable regulation under IFRS, shall be excluded,

(xviii) earn-out obligations and other contingent consideration obligations (including to the extent accounted for as bonuses, compensation or otherwise (and including deferred performance incentives in connection with Permitted Acquisitions whether or not a service component is required from the transferor or its related party)) and adjustments thereof and purchase price adjustments, shall be excluded,

(xix) any Store and facility opening, pre-opening, construction, closing and consolidation costs, including any charges and losses related to any de novo Store and start-up charges and losses until such Store has been open and operating for a period of 18 consecutive months, shall be excluded,

(xx) any costs or expenses incurred during such period relating to environmental remediation, any litigation, or other disputes in respect of events and exposures that occurred prior to the Closing Date and any costs or expenses incurred in connection with any governmental investigations, shall be excluded, and

(xxi) the portion of the Net Income for such period of any Person that is a Restricted Subsidiary that is subject to a Deemed Subsidiary Election that corresponds to the equity interest share of any third parties in such Person, shall be excluded.

In addition, to the extent not already included in the Consolidated Net Income of such Person and its Restricted Subsidiaries in any period, notwithstanding anything to the contrary in the foregoing, Consolidated Net Income shall include the amount of proceeds received from business interruption insurance.

Unless otherwise stated or context clearly dictates otherwise, references to Consolidated Net Income shall refer to the Consolidated Net Income of the Borrower.

“Consolidated Total Assets” shall mean, as of any date of determination, the amount that would, in conformity with IFRS, be set forth opposite the caption “total assets” (or any like caption) on the most recent consolidated balance sheet of the Borrower and the Restricted Subsidiaries at such date (or, if such date of determination is a date prior to the time any such consolidated balance sheet has been so delivered pursuant to Section 9.1, on the most recent balance sheet in the most recent Historical Financial Statements) (and, in the case of any determination relating to any Specified Transaction, on a Pro Forma Basis including any property or assets being acquired in connection therewith).

“Consolidated Total Debt” shall mean, as at any date of determination, an amount equal to the sum of (a) the aggregate principal amount of all outstanding Indebtedness (excluding any revolving loans, including under the ABL Credit Agreement and this Agreement (if any), reflected on the consolidated balance sheet of the Borrower) of the Borrower and the Restricted Subsidiaries that would be reflected on a consolidated balance sheet (but excluding the notes thereto) prepared as of such date on a consolidated basis in accordance with IFRS (but excluding the effects of any discounting of Indebtedness resulting from the application of purchase accounting in connection with the Transactions or any Permitted Acquisition or any other acquisition permitted under this Agreement) consisting only of Indebtedness for borrowed money, Capitalized Lease Obligations and debt obligations evidenced by promissory notes and similar instruments (and excluding, for the avoidance of doubt, Hedging Obligations); plus (b) the Average Revolver Debt; provided that Consolidated Total Debt shall not include Letters of Credit or any other letter of credit, except, solely with respect to any standby Letter of Credit or other standby letter of credit, to the extent of unreimbursed obligations in respect of any such drawn standby Letter of Credit or other drawn standby letter of credit (provided that any unreimbursed obligations in respect of any such drawn standby Letter of Credit or other drawn standby letter of credit shall not be included as Consolidated Total Debt until one Business Day after such amount is drawn and solely to the extent that a reimbursement obligation is then due and payable by the Borrower or any Restricted Subsidiary).

“Consolidated Working Capital” shall mean, with respect to the Borrower and the Restricted Subsidiaries on a consolidated basis at any date of determination, Current Assets at such date of determination minus Current Liabilities at such date of determination.

“Contingent Obligations” shall mean, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends, or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (a) for the purchase or payment of any such primary obligation or (b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or (iii) to purchase property, securities, or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contract Consideration” shall have the meaning provided in the definition of Excess Cash Flow.

“Contractual Requirement” shall mean, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Covered Entity” shall mean (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b), (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b), or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Credit Documents” shall mean this Agreement, each ~~Joinder Agreement~~Incremental Amendment, the Guarantees, the Security Documents, and any promissory notes issued by the Borrower pursuant hereto and any other document, agreement or letter agreed in writing by the Borrower and the Administrative Agent to be a Credit Document.

“Credit Facilities” shall mean, collectively, each category of Commitments and each extension of credit hereunder.

“Credit Facility” shall mean a category of Commitments and extensions of credit thereunder.

“Credit Party” shall mean Holdings, the Borrower and the other Guarantors.

“Current Assets” shall mean, with respect to the Borrower and the Restricted Subsidiaries on a consolidated basis, at any date of determination, all assets (other than cash and Cash Equivalents) that would, in accordance with IFRS, be classified on a consolidated balance sheet of the Borrower and the Restricted Subsidiaries as “current assets” (or similar term) at such date of determination, other than amounts related to current or deferred Taxes based on income or profits, assets held for sale, loans (permitted) to third parties, pension assets, deferred bank fees and derivative financial instruments, and excluding the effects of adjustments pursuant to IFRS resulting from the application of recapitalization accounting or purchase accounting, as the case may be, in relation to any consummated acquisition.

“Current Liabilities” shall mean, with respect to the Borrower and the Restricted Subsidiaries on a consolidated basis, at any date of determination, all liabilities that would, in accordance with IFRS, be classified on a consolidated balance sheet of the Borrower and the Restricted Subsidiaries as current liabilities at such date of determination, including the amount of short-term and long-term deferred revenue of the Borrower and its Restricted Subsidiaries in accordance with IFRS, other than (a) the current portion of any Funded Debt and derivative financial instruments, (b) the current portion of accrued interest, (c) liabilities relating to current or deferred Taxes based on income or profits, (d) accruals of any costs or expenses related to restructuring reserves or severance, (e) any liabilities in respect of revolving loans, swingline loans or letter of credit obligations under any revolving credit facility (including any Revolving Loans and Indebtedness outstanding under the ABL Credit Documents), (f) the current portion of any Capitalized Lease Obligation, (g) the current portion of any other long-term liabilities, (h) liabilities in respect of unpaid earn-outs, (i) amounts related to derivative financial instruments and assets held for sale, (j) gift card liabilities and (k) any current liabilities related to items covered by clause (i) of the definition of Consolidated Net Income, and excluding the effects of adjustments pursuant to IFRS resulting from the application of recapitalization accounting or purchase accounting, as the case may be, in relation to any consummated acquisition.

“Debt Incurrence Prepayment Event” shall mean any issuance or incurrence by the Borrower or any of the Restricted Subsidiaries of any Indebtedness (excluding any Indebtedness permitted to be issued or incurred under Section 10.1).

“Declined Proceeds” shall have the meaning provided in Section 5.2(f).

“Default” shall mean any event, act, or condition set forth in Section 11 that with notice or lapse of time, or both, as set forth in such Section 11 would constitute an Event of Default.

“Default Rate” shall have the meaning provided in Section 2.8(c).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“Defaulting Lender” shall mean any Lender whose acts or failure to act, whether directly or indirectly, cause it to meet any part of the definition of Lender Default.

“Deferred Net Cash Proceeds” shall have the meaning provided such term in the definition of Net Cash Proceeds.

“Deferred Net Cash Proceeds Payment Date” shall have the meaning provided such term in the definition of Net Cash Proceeds.

“Derivative Counterparties” shall have the meaning provided in Section 13.16.

“Designated Non-Cash Consideration” shall mean the Fair Market Value of non-cash consideration received by the Borrower or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-Cash Consideration pursuant to a certificate of an Authorized Officer of the Borrower, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of, or collection on, or other disposition of such Designated Non-Cash Consideration. A particular item of Designated Non-Cash Consideration will no longer be considered to be outstanding when and to the extent it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with Section 10.4.

“Designated Preferred Stock” shall mean preferred stock of the Borrower or any direct or indirect parent of the Borrower (in each case other than Disqualified Stock) that is issued for cash (other than to the Borrower or a Restricted Subsidiary or an employee stock ownership plan or trust established by any Restricted Subsidiary) and is so designated as Designated Preferred Stock pursuant to an officer’s certificate executed by an Authorized Officer of the Borrower or the parent company thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (iii) of Section 10.5(a).

“disposition” shall have the meaning assigned such term in clause (i) of the definition of Asset Sale.

“Disqualified Lenders” shall mean (i) those banks, financial institutions or other Persons separately identified in writing by the Borrower, the Sponsor or any of their respective Affiliates to the Joint Lead Arrangers prior to the ~~Fourth~~Seventh Amendment Effective Date or as otherwise agreed by the Borrower and the Administrative Agent after the ~~Fourth~~Seventh Amendment Effective Date, and any Affiliates of such banks, financial institutions or other Persons (to the extent identified in writing or readily identifiable on the basis of such Affiliate’s name), (ii) competitors (or Affiliates thereof (to the extent identified in writing or readily identifiable on the basis of such Affiliate’s name)) of the Borrower or any of its Subsidiaries identified in writing to the Administrative Agent; provided that no such identification after the ~~Fourth~~Seventh Amendment Effective Date pursuant to clauses (i) and (ii) shall apply retroactively to disqualify any Person that has previously acquired an assignment or participation of an interest in any of the Credit Facilities with respect to amounts of Commitments and Loans previously acquired by such Person, and (iii) Excluded Affiliates.

“Disqualified Stock” shall mean, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely for Qualified Stock), other than as a result of a change of control, asset sale, or similar event, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely for Qualified Stock), other than as a result of a change of control, asset sale, or similar event, in whole or in part, in each case, prior to the date that is 91 days after the Latest Term Loan Maturity Date hereunder; provided that if such Capital Stock is issued to any plan for the benefit of any employee, director, manager or consultant of the Borrower or its Subsidiaries or by any such plan to such employee, director, manager or consultant, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Borrower or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations or as a result of the termination, death or disability of such employee, director, manager or consultant.

“Distressed Person” shall have the meaning provided in the definition of the term Lender-Related Distress Event.

“Dollars” and “$” shall mean dollars in lawful currency of Canada.

“Domestic Subsidiary” shall mean each Subsidiary of the Borrower that is organized under the laws of the United States, any state thereof, or the District of Columbia.

“DTR Note” shall mean the promissory note issued by DTR LLC in favor of Holdings, dated as of the Closing Date.

“Early Opt-in Election” means the occurrence of a notification by the Administrative Agent (at the request of the Borrower) to each of the other parties hereto that (a) at least fifteen (15) U.S. dollar denominated broadly syndicated credit facilities have been, or are being, executed or have been, or are being, amended, as applicable, at such time, to incorporate or adopt a new benchmark interest rate to replace Term SOFR (and such syndicated credit facilities are publicly available for review) and (b) the Borrower and the Administrative Agent have jointly elected to trigger a fallback from Term SOFR with a Benchmark Replacement specified in such notification.

“ECF Payment Amount” shall have the meaning provided in Section 5.2(a)(ii).

“EEA Financial Institution” shall mean (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” shall mean any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” shall mean any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Yield” shall mean, as to any Indebtedness, the effective yield on such Indebtedness in the reasonable determination of the Administrative Agent in consultation with the Borrower and consistent with generally accepted financial practices, taking into account the applicable interest rate margins, any interest rate floors, or similar devices and all fees, including upfront or similar fees or original issue discount (amortized over the shorter of (i) the remaining Weighted Average Life to Maturity of such Indebtedness and (ii) the four years following the date of incurrence thereof) payable generally to Lenders or other institutions providing such

Indebtedness, but excluding any arrangement, underwriting, structuring, ticking and commitment fees and other fees payable in connection therewith that are not shared with all relevant lenders providing such Indebtedness and, if applicable, consent fees for an amendment paid generally to consenting lenders.

“Environmental Claims” shall mean any and all actions, suits, orders, decrees, demand letters, claims, notices of noncompliance or potential responsibility or violation, or proceedings pursuant to any Environmental Law or any permit issued, or any approval given, under any such Environmental Law (hereinafter, “Claims”), including, without limitation, (i) any and all Claims by governmental or regulatory authorities for enforcement, cleanup, removal, response, remedial, or other actions or damages pursuant to any Environmental Law and (ii) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation, or injunctive relief relating to the presence, Release or threatened Release of Hazardous Materials or arising from alleged injury or threat of injury to health or safety (to the extent relating to human exposure to Hazardous Materials), or the environment including, without limitation, ambient air, indoor air, surface water, groundwater, soil, land surface and subsurface strata, and natural resources such as wetlands.

“Environmental Law” shall mean any applicable federal, state, provincial, foreign, municipal or local statute, law, rule, regulation, ordinance, code, and rule of common law now or hereafter in effect, and any binding judicial or administrative interpretation thereof, including any binding judicial or administrative order, consent decree, or judgment, relating to pollution or protection of the environment, including, without limitation, ambient air, indoor air, surface water, groundwater, soil, land surface and subsurface strata and natural resources such as flora, fauna, or wetlands, or protection of human health or safety (to the extent relating to human exposure to Hazardous Materials) and including those relating to the generation, storage, treatment, transport, Release, or threat of Release of Hazardous Materials.

“Equity Interest” shall mean Capital Stock and all warrants, options, or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with any Credit Party, is treated as a single employer under Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

“ERISA Event” shall mean (i) the failure of any Plan to comply with any provisions of ERISA and/or the Code or with the terms of such Plan; (ii) any Reportable Event; (iii) the existence with respect to any Plan of a non-exempt Prohibited Transaction; (iv) any failure by any U.S. Pension Plan to satisfy the minimum funding standards (within the meaning of Section 412 of the Code or Section 302 of ERISA) applicable to such U.S. Pension Plan, whether or not waived; (v) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any U.S. Pension Plan; (vi) the occurrence of any event or condition which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any U.S. Pension Plan or the incurrence by any Credit Party or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any U.S. Pension Plan, including but not limited to the imposition of any Lien in favor of the PBGC or any U.S. Pension Plan; (vii) the receipt by any Credit Party or any of its ERISA Affiliates from the PBGC or a plan administrator of any written notice to terminate any U.S. Pension Plan under Section 4062(a) of ERISA or to appoint a trustee to administer any U.S. Pension Plan under Section 4042(b)(1) of ERISA; (viii) the incurrence by any Credit Party or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any U.S. Pension Plan (or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA) or Multiemployer Plan; or (ix) the receipt by any Credit Party or any of its ERISA Affiliates of any notice concerning the imposition on it of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, Insolvent or in Reorganization, or terminated (within the meaning of Section 4041A of ERISA).

“Erroneous Payment” shall have the meaning assigned to such term in Section 12.1(e)(i) hereof.

“Erroneous Payment Notice” shall have the meaning assigned to such term in Section 12.1(e)(ii) hereof.

“EU Bail-In Legislation Schedule” shall mean the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Euro” shall mean the lawful single currency of the Participating Member States.

“Event of Default” shall have the meaning provided in Section 11.

“Excess Cash Flow” shall mean, for any period, an amount equal to:

(i) the sum, without duplication, of:

(a) Consolidated Net Income for such period,

(b) an amount equal to the amount of all non-cash charges to the extent deducted in arriving at such Consolidated Net Income, but excluding any such non-cash charges representing an accrual or reserve for potential cash items in any future period and excluding amortization of a prepaid cash item that was paid in a prior period,

(c) decreases in Consolidated Working Capital for such period (other than (1) reclassification of items from short-term to long-term or vice versa in accordance with IFRS and (2) any such decreases arising from acquisitions (outside of the ordinary course of business) or asset sales (other than in the ordinary course of business) by the Borrower and the Restricted Subsidiaries completed during such period or the application of purchase accounting),

(d) an amount equal to the aggregate net non-cash loss on asset sales by the Borrower and the Restricted Subsidiaries during such period (other than asset sales in the ordinary course of business) to the extent deducted in arriving at such Consolidated Net Income, and

(e) cash receipts in respect of Hedge Agreements during such period to the extent not otherwise included in Consolidated Net Income; minus

(ii) the sum, without duplication, of:

(a) an amount equal to the amount of all non-cash credits (including, to the extent constituting non-cash credits, without limitation, amortization of deferred revenue acquired as a result of any Permitted Acquisition or other consummated acquisition permitted hereunder) included in arriving at such Consolidated Net Income in such period (but excluding any non-cash credit to the extent representing the reversal of an accrual or reserve described in clause (i)(b) above), cash charges, losses, costs, fees or expenses to the extent excluded in arriving at such Consolidated Net Income during such period, and Transaction Expenses to the extent not deducted in arriving at such Consolidated Net Income and paid in cash during such period,

(b) without duplication of amounts deducted pursuant to clause (k) below in prior periods, the amount of Capital Expenditures or acquisitions of Intellectual Property accrued or made in cash during such period, except to the extent that such Capital Expenditures or acquisitions were financed with the proceeds of long-term Indebtedness (other than revolving Indebtedness to the extent intended to be repaid from operating cash flow) of the Borrower or the Restricted Subsidiaries (unless such Indebtedness has been repaid) other than intercompany loans,

(c) the aggregate amount of all principal payments of Indebtedness of the Borrower and the Restricted Subsidiaries (including (1) the principal component of payments in respect of Capitalized Lease Obligations, (2) the amount of any scheduled repayment of Term Loans pursuant to Section 2.5, and (3) the amount of a mandatory prepayment of Term Loans pursuant to Section 5.2(a) to the extent required due to an Asset Sale that resulted in an increase to Consolidated Net Income and not in excess of the amount of such increase, but excluding (A) all other prepayments of Term Loans and (B) all prepayments of Revolving Loans, revolving loans under the ABL Credit Agreement and any other revolving loans (unless, there is an equivalent permanent reduction in commitments thereunder) made during such period, except to the extent financed with the proceeds of other long-term Indebtedness (other than revolving Indebtedness to the extent intended to be repaid from operating cash flow) of the Borrower or the Restricted Subsidiaries (unless such Indebtedness has been repaid) other than intercompany loans,

(d) an amount equal to the aggregate net non-cash gain on asset sales by the Borrower and the Restricted Subsidiaries during such period (other than asset sales in the ordinary course of business) to the extent included in arriving at such Consolidated Net Income,

(e) increases in Consolidated Working Capital for such period (other than (1) reclassification of items from short-term to long-term or vice versa in accordance with IFRS and (2) any such increases arising from acquisitions (outside of the ordinary course of business) or asset sales (other than in the ordinary course of business) by the Borrower and the Restricted Subsidiaries completed during such period or the application of purchase accounting),

(f) payments by the Borrower and the Restricted Subsidiaries during such period in respect of long-term liabilities of the Borrower and the Restricted Subsidiaries other than Indebtedness, to the extent not already deducted from Consolidated Net Income,

(g) without duplication of amounts deducted pursuant to clause (k) below in prior fiscal periods, the aggregate amount of cash consideration paid by the Borrower and the Restricted Subsidiaries (on a consolidated basis) in connection with Investments (including Permitted Acquisitions) made during such period constituting Permitted Investments (other than clauses (i) and (ii) of the definition thereof) or Investments made pursuant to Section 10.5 to the extent that such Investments were not financed with the proceeds received from (1) the issuance or incurrence of long-term Indebtedness (other than revolving Indebtedness to the extent intended to be repaid from operating cash flow) of the Borrower or the Restricted Subsidiaries (unless such Indebtedness has been repaid) or (2) the issuance of Capital Stock,

(h) the amount of Restricted Payments paid in cash during such period (on a consolidated basis) by the Borrower and the Restricted Subsidiaries (other than Restricted Payments made pursuant to clauses (2), (3), (10), (17) and (18) of Section 10.5(b)), to the extent such Restricted Payments were not financed with the proceeds received from (1) the issuance or incurrence of long-term Indebtedness (other than revolving Indebtedness to the extent intended to be repaid from operating cash flow) of the Borrower or the Restricted Subsidiaries (unless such Indebtedness has been repaid) or (2) the issuance of Capital Stock,

(i) the aggregate amount of expenditures actually made by the Borrower and the Restricted Subsidiaries in cash during such period (including expenditures for the payment of financing fees) to the extent that such expenditures are not expensed during such period or are not deducted in calculating Consolidated Net Income,

(j) the aggregate amount of any premium, make-whole, or penalty payments actually paid in cash by the Borrower and the Restricted Subsidiaries during such period that are made in connection with any prepayment of Indebtedness to the extent that such payments are not deducted in calculating Consolidated Net Income,

(k) without duplication of amounts deducted from Excess Cash Flow in other periods, and at the option of the Borrower, (1) the aggregate consideration required to be paid in cash by the Borrower or any of its Restricted Subsidiaries pursuant to binding contracts (the “Contract Consideration”) entered into prior to or during such period and (2) any planned cash expenditures by the Borrower or any of its Restricted Subsidiaries (the “Planned Expenditures”), in the case of each of clauses (1) and (2), relating to Permitted Acquisitions (or Investments similar to those made for Permitted Acquisitions), Capital Expenditures, Restricted Payments, any scheduled payment of Indebtedness that was permitted by the terms of this Agreement to be incurred and paid or permitted tax distributions, in each case, to be consummated or made, as applicable, during the period of four consecutive fiscal quarters of the Borrower following the end of such period (except to the extent financed with any of the proceeds received from (A) the issuance or incurrence of long-term Indebtedness (unless repaid) or (B) the issuance of Equity

Interests); provided that to the extent that the aggregate amount of cash actually utilized to finance such Permitted Acquisitions (or Investments similar to those made for Permitted Acquisitions), Capital Expenditures, Restricted Payments, permitted scheduled payments of Indebtedness that was permitted by the terms of this Agreement to be incurred and paid or permitted tax distributions during such following period of four consecutive fiscal quarters is less than the Contract Consideration and Planned Expenditures, the amount of such shortfall shall be added to the calculation of Excess Cash Flow, at the end of such period of four consecutive fiscal quarters,

(l) the amount of taxes (including penalties and interest) paid in cash or tax reserves set aside or payable (without duplication) in such period plus the amount of distributions with respect to taxes made in such period under Section 10.5(b)(15) to the extent they exceed the amount of tax expense deducted in determining Consolidated Net Income for such period, and

(m) cash expenditures in respect of Hedge Agreements during such fiscal year to the extent not deducted in arriving at such Consolidated Net Income.

“Exchange Act” shall mean the Securities Exchange Act of 1934.

“Excluded Affiliate” shall mean any Affiliate of any Agent that is engaged as a principal primarily in private equity, mezzanine financing or venture capital.

“Excluded Contribution” shall mean net cash proceeds, the Fair Market Value of marketable securities, or the Fair Market Value of Qualified Proceeds received by the Borrower from (i) contributions to its common equity capital, and (ii) the sale (other than to a Subsidiary of the Borrower or to any management equity plan or equity option plan or any other management or employee benefit plan or agreement of the Borrower) of Capital Stock (other than Disqualified Stock or Designated Preferred Stock) of the Borrower, in each case designated as Excluded Contributions pursuant to an officer’s certificate executed by an Authorized Officer, which are excluded from the calculation set forth in Section 10.5(a)(iii)(B).

“Excluded Deposit Accounts” shall have the meaning provided in Section 13.8(b).

“Excluded Information” shall have the meaning provided in Section 13.6.

“Excluded Property” shall have the meaning set forth in each Security Document containing a definition of “Excluded Property” solely with respect to the property of each Credit Party that is a party thereto.

“Excluded Stock and Stock Equivalents” shall mean (i) any Capital Stock or Stock Equivalents with respect to which, in the reasonable judgment of the Administrative Agent and the Borrower, the burden or cost or other consequences of pledging such Capital Stock or Stock Equivalents in favor of the Secured Parties under the Security Documents shall be excessive in view of the benefits to be obtained by the Lenders therefrom, (ii) any Capital Stock or Stock Equivalents to the extent the pledge thereof would violate any applicable Requirement of Law or any Contractual Requirement (including any legally effective requirement to obtain the consent or approval of, or a license from, any Governmental Authority or any other third party unless such consent, approval or license has been obtained (it being understood that the foregoing shall not be deemed to obligate the Borrower or any Subsidiary to obtain any such consent, approval or license)), (iii) in the case of (A) any Capital Stock or Stock Equivalents of any Subsidiary to the extent such Capital Stock or Stock Equivalents are subject to a Lien permitted by clause (ix) of the definition of Permitted Liens or (B) any Capital Stock or Stock Equivalents of any Subsidiary that is not a Wholly-Owned Subsidiary of the Borrower and its Restricted Subsidiaries, any Capital Stock or Stock Equivalents of each such Subsidiary described in clause (A) or (B) to the extent (I) that a pledge thereof to secure the Obligations is prohibited by any applicable Contractual Requirement (other than customary non-assignment provisions which are ineffective under the Uniform Commercial Code or other applicable law), (II) any Contractual Requirement prohibits such a pledge without the consent of any other party; provided that this clause (II) shall not apply if (x) such other party is a Credit Party or Wholly-Owned Subsidiary or (y) consent has been obtained to consummate such pledge (it being understood that the foregoing shall not be deemed to obligate the Borrower or any Subsidiary to obtain any such consent) and for so long as such Contractual Requirement or replacement or renewal thereof is in effect, or (III) a pledge thereof to secure the Obligations would give any other party (other than a Credit Party or Wholly-Owned Subsidiary) to any contract, agreement, instrument, or indenture governing such Capital Stock or Stock Equivalents the right to terminate its obligations thereunder (other than customary non-assignment provisions which are ineffective under the Uniform Commercial Code or other applicable law), (iv) any Capital Stock or Stock Equivalents of any Subsidiary to the extent that the pledge of such Capital Stock or Stock Equivalents would result in materially adverse tax consequences to the Borrower or any Subsidiary as reasonably determined by the Borrower in consultation with the Administrative Agent, (v) any Capital Stock or Stock Equivalents that are margin stock, (vi) any Capital Stock and Stock Equivalents of any Subsidiary that is not a Material Subsidiary and (vii) any Capital Stock and Stock Equivalents of any Subsidiary that is less than 50% owned by a Credit Party, any Unrestricted Subsidiary, any Captive Insurance Subsidiary, any Broker-Dealer Subsidiary, any not-for-profit Subsidiary and any special purpose entity (including any Receivables Subsidiary and any Securitization Subsidiary); provided that Excluded Stock and Stock Equivalents shall not include proceeds of the foregoing property to the extent otherwise constituting Collateral.

“Excluded Subsidiary” shall mean each (a) Unrestricted Subsidiary, (b) Subsidiary that is not a Material Subsidiary, (c) Foreign Subsidiary, (d) Domestic Subsidiary of a Credit Party with respect to which a Guarantee could result in material adverse tax consequences to a Credit Party or any of such Credit Party’s Subsidiaries (including as a result of the operation of Section 956 of the Code) as reasonably determined by the Borrower in consultation with the Administrative Agent, (e) Captive Insurance Subsidiary, (f) non-profit Subsidiary, (g) joint venture and Subsidiary that is not a Wholly-Owned Subsidiary on any date such Subsidiary would otherwise be required to become a Guarantor pursuant to the requirements of Section 9.9 (for so long as such joint venture or Subsidiary remains a non-Wholly-Owned Restricted Subsidiary) (subject in all respects to the final sentence of this definition), (h) special purpose entity, including any Receivables Subsidiary and any Securitization Subsidiary, (i) Broker-Dealer Subsidiary, (j) Subsidiary for which Guarantees or granting Liens to secure the Obligations are (I) prohibited by law (including without limitation as a result of applicable financial assistance, directors’ duties or corporate benefit requirements (subject to clause (k) below, to the extent that such limitations cannot be addressed through “whitewash” or similar procedures)) or require consent, approval, license or authorization of a Governmental Authority or (II) contractually prohibited on the ~~Fourth~~Seventh Amendment Effective Date or, following the ~~Fourth~~Seventh Amendment

Effective Date, the date of acquisition, so long as such prohibition is not created in contemplation of such transaction, (k) Subsidiary where the burden or cost of obtaining a Guarantee outweighs the benefit to the Lenders, as determined by the Administrative Agent and the Borrower, (l) Subsidiary acquired pursuant to a Permitted Acquisition or other Investment permitted under this Agreement and financed with assumed secured Indebtedness, and each Restricted Subsidiary acquired in such Permitted Acquisition or other Investment permitted hereunder that guarantees such Indebtedness, in each case to the extent that, and for so long as, the documentation relating to such Indebtedness to which such Subsidiary is a party prohibits such Subsidiary from guaranteeing the Obligations and such prohibition was not created in contemplation of such Permitted Acquisition or other Investment permitted hereunder and (m) Subsidiary listed on Schedule 1.1(c). Notwithstanding anything to the contrary contained in this Agreement or in any other Credit Document, in no event shall any Guarantor that is a Wholly-Owned Subsidiary as of the ~~Fourth~~Seventh Amendment Effective Date or as of the date of joinder of such Wholly-Owned Subsidiary as a Guarantor cease to constitute a Guarantor under the Credit Documents solely as a result of such Guarantor ceasing to constitute a Wholly-Owned Subsidiary after the ~~Fourth~~Seventh Amendment Effective Date (unless either (I) pursuant to a disposition or other asset sale (x) to a Person that is not an Affiliate of the Borrower, (y) for a bona fide business purpose (as determined in good faith by the Borrower) or on terms that are not less favorable to the Borrower than those that would have been obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate (as determined in good faith by the Borrower) or (z) in connection with which such Person ceases to constitute a Subsidiary or (II) such Person otherwise constitutes an Excluded Subsidiary in accordance with the definition hereof other than as a result of clause (g) thereof as it relates to non-Wholly-Owned Subsidiaries.

“Excluded Swap Obligation” shall mean, with respect to any Credit Party, (i) any Swap Obligation if, and to the extent that, all or a portion of the Obligations of such Credit Party of, or the grant by such Credit Party of a security interest to secure, such Swap Obligation (or any Obligations thereof) is or becomes illegal or unlawful under the Commodity Exchange Act or any rule, regulation, or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) or (ii) any other Swap Obligation designated as an “Excluded Swap Obligation” of such Credit Party as specified in any agreement between the relevant Credit Parties and Hedge Bank counterparty to such Swap Obligation. If a Swap Obligation arises under a Master Agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Obligation or security interest is or becomes illegal or unlawful.

“Excluded Taxes” shall mean, with respect to the Administrative Agent, any Lender, or any other recipient of any payment to be made by or on account of any obligation of any Credit Party hereunder or under any other Credit Document, (i) Taxes imposed on or measured by its net income, net profits, or branch profits (however denominated, and including (for the avoidance of doubt) any backup withholding in respect thereof under Section 3406 of the Code or any similar provision of state, local, or foreign law), and franchise (and similar) Taxes imposed on it, in each case (A) by a jurisdiction (including any political subdivision thereof) as a result of such recipient being organized in, having its principal office in, or in the case of any Lender, having its applicable lending office in, such jurisdiction, or (B) that are Other Connection Taxes, (ii) any Canadian federal withholding Taxes imposed as a result of the Administrative Agent, any Lender or any other recipient of any payment hereunder, not dealing at arm’s length (within the meaning of the ITA) with a Credit Party (otherwise than by reason solely of the exercise of its rights under this Agreement), or as a result of a Lender being a “specified non-resident shareholder” (within the meaning of subsection 18(5) of the ITA) of the Borrower or not dealing at arm’s length with a “specified shareholder” (within the meaning of subsection 18(5) of the ITA) of the Borrower (in each case, otherwise than by reason solely of the exercise of its rights under this Agreement), or (iii) any withholding Taxes attributable to a recipient’s failure to comply with Sections 5.4(e) ~~and (f)~~.

“Existing Class” shall mean any Existing Term Loan Class and any Existing Revolving Credit Class.

“Existing Revolving Credit Class” shall have the meaning provided in Section 2.14(g)(ii).

“Existing Revolving Credit Commitment” shall have the meaning provided in Section 2.14(g)(ii).

“Existing Revolving Credit Loans” shall have the meaning provided in Section 2.14(g)(ii).

“Existing Term Loan Class” shall have the meaning provided in Section 2.14(g)(i).

“Existing Term Loan Refinancing” shall have the meaning assigned to such term in the Seventh Amendment.

“Extended Existing Term Loans” shall have the meaning assigned to such term in the Seventh Amendment.

“Extended Revolving Credit Commitments” shall have the meaning provided in Section 2.14(g)(ii).

“Extended Revolving Credit Loans” shall have the meaning provided in Section 2.14(g)(ii).

“Extended Term Loan Repayment Amount” shall have the meaning provided in Section 2.5(c).

“Extended Term Loan Repayment Date” shall have the meaning provided in Section 2.5(c).

“Extended Term Loans” shall have the meaning provided in Section 2.14(g)(i).

“Extending Existing Term Lenders” shall have the meaning assigned to such term in the Seventh Amendment.

“Extending Lender” shall have the meaning provided in Section 2.14(g)(iii).

“Extension” shall mean the establishment of an Extension Series by amending a Loan or a Commitment pursuant to Section 2.14(g) and the applicable Extension Amendment.

“Extension Amendment” shall have the meaning provided in Section 2.14(g)(iv).

“Extension Date” shall have the meaning provided in Section 2.14(g)(v).

“Extension Election” shall have the meaning provided in Section 2.14(g)(iii).

“Extension Minimum Condition” shall mean a condition to consummating any Extension that a minimum amount (to be determined and specified in the relevant Extension Request, in the Borrower’s sole discretion) of any or all applicable Classes be submitted for Extension.

“Extension Request” shall mean a Term Loan Extension Request or a Revolving Credit Loan Extension Request, as the context requires.

“Extension Series” shall mean all Extended Term Loans and Extended Revolving Credit Commitments that are established pursuant to the same Extension Amendment (or any subsequent Extension Amendment to the extent such Extension Amendment expressly provides that the Extended Term Loans or Extended Revolving Credit Commitments, as applicable, provided for therein are intended to be a part of any previously established Extension Series).

“Fair Market Value” shall mean with respect to any asset or group of assets on any date of determination, the value of the consideration obtainable in a sale of such asset at such date of determination assuming a sale by a willing seller to a willing purchaser dealing at arm’s length and arranged in an orderly manner over a reasonable period of time having regard to the nature and characteristics of such asset, as determined in good faith by the Borrower.

“FATCA” shall mean (a) Sections 1471 through 1474 of the Code, as of the ~~Fourth~~Seventh Amendment Effective Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, (b) any agreements entered into pursuant to Section 1471(b)(1) of the Code as of the ~~Fourth~~Seventh Amendment Effective Date (or any amended or successor version described above) implementing the foregoing and (c) any treaty, law, regulation, related legislation, official administrative rules or practices, any intergovernmental agreements, or other official guidance enacted in any other jurisdiction with the purpose, in either case, of facilitating the implementation of clause (a) and (b) above.

“Federal Funds Effective Rate” shall mean, for any day, the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System of the United States, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary to the next 1/100th of 1%) of the quotations for the day for such transactions received by the Administrative Agent from three depository institutions of recognized standing selected by it.

“Fee Letter” shall mean that certain Fee Letter, dated as of the Closing Date, by and among the Borrower and the Agents party thereto.

“Fees” shall mean all amounts payable pursuant to, or referred to in, Section 4.1.

“Fifth Amendment” shall mean that certain Fifth Amendment to Credit Agreement, dated as of the Fifth Amendment Effective Date, among Holdings, the Borrower, the Subsidiaries of the Borrower party thereto, the Lenders party thereto, the Administrative Agent and the Collateral Agent.

“Fifth Amendment Effective Date” shall have the meaning assigned to such term in the Fifth Amendment.

“Fifth Amendment Fee Letter” shall mean that certain Fee Letter, dated as of the Fifth Amendment Effective Date, by and among the Borrower and the Agents party thereto.

“First Lien Net Leverage Ratio” shall mean, as of any date of determination, the ratio of (i) Consolidated First Lien Secured Debt as of ~~such date of determination~~the last day of the Test Period then last ended, minus cash and Cash Equivalents (in each case, free and clear of all Liens other than Permitted Liens) of the Borrower and the Restricted Subsidiaries as of the last day of the Test Period then last ended (other than the proceeds of any Indebtedness then being incurred and giving rise to the need to calculate the First Lien Net Leverage Ratio) to (ii) Consolidated EBITDA for the Test Period then last ended.

“First Lien Obligations” shall mean the Obligations, the Permitted Other Indebtedness Obligations and Permitted Debt Exchange Notes that are secured by the Collateral on an equal priority basis (but without regard to the control of remedies) with liens on the Collateral securing the Initial Term Loans, 2019 Refinancing Term Loans, 2020 Refinancing Term Loans, 2021 Refinancing Term Loans, 2025 Refinancing Term Loans or any Obligations that are secured on a pari passu basis with the Initial Term Loans, 2019 Refinancing Term Loans, 2020 Refinancing Term Loans ~~and~~, 2021 Refinancing Term Loans and 2025 Refinancing Term Loans.

“Fixed Amounts” shall have the meaning provided in Section 1.11(b).

“Floor” means a rate of interest per annum equal to ~~0.75~~0.50%.

“Foreign Benefit Arrangement” shall mean any employee benefit arrangement mandated by non-U.S. law that is contributed to, but not sponsored or maintained, by any Credit Party or any of its Subsidiaries.

“Foreign Plan” shall mean each employee benefit plan, program, policy, arrangement or agreement maintained or contributed to by a Credit Party or any of its Subsidiaries with respect to employees employed outside of the United States or Canada, other than any state social security arrangements or other benefits required to be provided under applicable law.

“Foreign Plan Event” shall mean (i) the failure to register or loss of good standing (if applicable) with applicable regulatory authorities of any such Foreign Plan or Foreign Benefit Arrangement required to be registered, or (ii) the failure of any Foreign Plan to comply in any material respect with any provisions of applicable law and regulations or with the terms of such Foreign Plan.

“Foreign Prepayment Event” shall have the meaning provided in Section 5.2(a)(iv).

“Foreign Subsidiary” shall mean each Subsidiary of the Borrower that is not a Canadian Subsidiary, a U.K. Subsidiary or a U.S. Subsidiary.

“Fourth Amendment” shall mean that certain Refinancing Amendment and Fourth Amendment to Credit Agreement, dated as of October 7, 2020, by and among the Borrower, Holdings, the other Credit Parties party thereto, the 2020 New Term Loan Lender, the 2020 Refinancing Term Loan Lender, the Administrative Agent and the Collateral Agent.

“Fourth Amendment Effective Date” shall mean the date on which all the conditions precedent set forth in Section 6 of the Fourth Amendment shall have been satisfied or waived in accordance with the terms thereof. For the avoidance of doubt, the Fourth Amendment Effective Date shall be October 7, 2020.

“Fourth Amendment Fee Letter” shall mean, collectively, (i) that certain Engagement Letter, dated as of September 22, 2020, by and among the Borrower, the Lead Arrangers (as defined in the Fourth Amendment) and the other parties thereto and (ii) that certain Fee Letter, dated as of September 22, 2020, by and among the Borrower and the other parties thereto.

“Fund” shall mean any Person (other than a natural Person) that is engaged or advises funds or other investment vehicles that are engaged in making, purchasing, holding, or investing in commercial loans and similar extensions of credit in the ordinary course.

“Funded Debt” shall mean all Indebtedness of the Borrower and the Restricted Subsidiaries for borrowed money that matures more than one year from the date of its creation or matures within one year from such date that is renewable or extendable, at the sole option of the Borrower or any Restricted Subsidiary, to a date more than one year from the date of its creation or arises under a revolving credit or similar agreement that obligates the lender or lenders to extend credit during a period of more than one year from such date (including all amounts of such Funded Debt required to be paid or prepaid within one year from the date of its creation), and, in the case of the Credit Parties, Indebtedness in respect of the Loans.

“GAAP” shall mean generally accepted accounting principles in Canada, as in effect from time to time.

“General Investments Basket” shall have the meaning provided in clause (xiii) of the definition of “Permitted Investments.”

“General Restricted Payments Basket” shall have the meaning provided in Section 10.5(b)(11).

“General Subordinated Payments Basket” shall have the meaning provided in Section 10.5(b)(19).

“Governmental Authority” shall mean any nation, sovereign, or government, any state, province, territory, or other political subdivision thereof, and any entity or authority exercising executive, legislative, judicial, taxing, regulatory, or administrative functions of or pertaining to government, including a central bank or stock exchange.

“Granting Lender” shall have the meaning provided in Section 13.6(g).

“Guarantee” shall mean the Guarantee entered into by Holdings, the other Credit Parties party thereto (other than the Borrower) and the Collateral Agent for the benefit of the Secured Parties, substantially in the form of Exhibit C.

“guarantee obligations” shall mean, as to any Person, any obligation of such Person guaranteeing or intended to guarantee any Indebtedness of any primary obligor in any manner, whether directly or indirectly, including any obligation of such Person, whether or not contingent, (i) to purchase any such Indebtedness or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (a) for the purchase or payment of any such Indebtedness or (b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities, or services primarily for the purpose of assuring the owner of any such Indebtedness of the ability of the primary obligor to make payment of such Indebtedness, or (iv) otherwise to assure or hold harmless the owner of such Indebtedness against loss in respect thereof; provided, however, that the term guarantee obligations shall not include endorsements of instruments for deposit or collection in the ordinary course of business or customary and reasonable indemnity obligations or product warranties in effect on the ~~Fourth~~Seventh Amendment Effective Date or entered into in connection with any acquisition or disposition of assets permitted under this Agreement (other than such obligations with respect to Indebtedness). The amount of any guarantee obligation shall be deemed to be an amount equal to the stated or determinable amount of the Indebtedness in respect of which such guarantee obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as determined by such Person in good faith.

“Guarantors” shall mean (i) Holdings and (ii) on and after the Fourth Amendment Effective Date, each Subsidiary of the Borrower that becomes a party to a Guarantee pursuant to Section 9.9 or otherwise; provided, for the avoidance of doubt, (x) no Subsidiary that is an Excluded Subsidiary shall be a Guarantor until and unless it ceases to be an Excluded Subsidiary, and (y) the Borrower may cause any Restricted Subsidiary that is not a Guarantor to guarantee the Obligations by causing such Restricted Subsidiary to become a Guarantor under a Guarantee and a grantor under the applicable Security Documents in accordance with Section 9.9, and any such Restricted Subsidiary shall be a Guarantor hereunder and under the other Credit Documents for all purposes.

“Hazardous Materials” shall mean (i) any petroleum or petroleum products, radioactive materials, friable asbestos, polychlorinated biphenyls, and radon gas; (ii) any chemicals, materials, or substances defined as or included in the definition of “hazardous substances”, “hazardous waste”, “hazardous materials”, “extremely hazardous waste”, “restricted hazardous waste”, “toxic substances”, “toxic pollutants”, “contaminants”, “pollutants” or words of similar import, under any Environmental Law; and (iii) any other chemical, material, or substance, which is prohibited, limited, or regulated due to its dangerous or deleterious properties or characteristics by, any Environmental Law.

“Hedge Agreements” shall mean (i) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options,

forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (ii) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Hedge Bank” shall mean (i) any Person that, at the time it enters into a Hedge Agreement, is a Lender, an Agent, a Lead Arranger (as defined in the Seventh Amendment) or an Affiliate of a Lender ~~or~~, an Agent ~~and~~or a Lead Arranger (as defined in the Seventh Amendment), (ii) with respect to any Hedge Agreement entered into prior to the ~~Fourth~~Seventh Amendment Effective Date, any Person that is a Lender or an Agent or an Affiliate of a Lender or an Agent on the ~~Fourth~~Seventh Amendment Effective Date or the Closing Date and (iii) any other Person from time to time designated in writing by the Borrower to the Administrative Agent; provided that, if such Person is not a Lender, such Person executes and delivers to the Administrative Agent and the Borrower a letter agreement in form and substance reasonably acceptable to the Administrative Agent and the Borrower pursuant to which such Person (a) appoints the Administrative Agent and the Collateral Agent as its agent under the applicable Credit Documents and (b) agrees to be bound by the provisions of Article VI and Sections 7.1 and 8.13 of the Canadian Pledge Agreement, Sections 4.3, 6.6, 7.4, 7.6, 8.1 and 8.18 of the Canadian Security Agreement and corresponding or similar provisions in any other Security Document, in each case, as if it were a Lender.

“Hedging Obligations” shall mean, with respect to any Person, the obligations of such Person under any Hedge Agreements.

“Historical Financial Statements” shall mean (i) the audited consolidated balance sheet and the related audited consolidated statements of income or operations and cash flows of Holdings, the Borrower and its Subsidiaries for the fiscal year ended March ~~29~~30, ~~2020~~2025 , and (ii) the unaudited consolidated balance sheet and the related unaudited consolidated statements of income or operations and cash flows of Holdings, the Borrower and its Subsidiaries for the three-month period ended June ~~28~~29 , ~~2020~~2025 .

“Holdings” shall mean (i) Holdings (as defined in the preamble to this Agreement) or (ii) after the ~~Fourth~~Seventh Amendment Effective Date any other Person or Persons (“New Holdings”) that is a Subsidiary of (or are Subsidiaries of) Holdings or of any direct or indirect parent of Holdings (or the previous New Holdings, as the case may be) but not the Borrower (“Previous Holdings”); provided that (a) such New Holdings directly owns 100% of the Equity Interests of the Borrower, (b) New Holdings shall expressly assume all the obligations of Previous Holdings under this Agreement and the other Credit Documents pursuant to a supplement hereto or thereto in form and substance reasonably satisfactory to the Administrative Agent and the Borrower, (c) if reasonably requested by the Administrative Agent, an opinion of counsel covering matters reasonably requested by the Administrative Agent shall be delivered on behalf of the Borrower to the Administrative Agent, (d) all Capital Stock of the Borrower and substantially all of the other assets of Previous Holdings are contributed or otherwise transferred, directly or indirectly, to such New Holdings and pledged to secure the Obligations, (e) (x) no Event of Default has occurred and is continuing at the time of such substitution and such substitution does not result in any Event of Default, (y) such substitution does not result in any material adverse tax consequences to any Credit Party and (z) such substitution does not result in any adverse tax consequences to any Lender (unless reimbursed hereunder) or to the Administrative Agent (unless reimbursed hereunder), (f) no Change of Control shall occur, (g) the Administrative Agent shall have received at least five (5) Business Days’ prior written notice of the proposed transaction and Previous Holdings, New Holdings and the Borrower shall promptly and in any event at least two (2) Business Days’ prior to the consummation of the transaction provide all information any Lender or any Agent may reasonably request to satisfy its “know your customer” and other similar requirements necessary for such Person to comply with its internal compliance and regulatory requirements with respect to the proposed successor New Holdings, (h) if reasonably requested by the Administrative Agent, the Credit Parties shall execute and deliver amendments, supplements and other modifications to all Credit Documents, instruments and agreements executed in connection therewith necessary to perfect and protect the liens and security interests in the Collateral of New Holdings and customary legal opinions, in each case in form and substance reasonably satisfactory to the Administrative Agent, and (i) the Borrower delivers a certificate of an Authorized Officer with respect to the satisfaction of the conditions set forth in clauses (a), (e)(x) and (y) and (f) of this definition; provided, further, that if each of the foregoing is satisfied, Previous Holdings shall be automatically released of all its obligations under the Credit Documents and any reference to “Holdings” in the Credit Documents shall refer to New Holdings.

“Holdings Loan Agreement” shall mean, collectively, that certain (i) senior subordinated grid note, dated as of December 9, 2013, issued by the Borrower in favor of Holdings and (ii) any unsecured subordinated promissory notes issued from time to time by the Borrower in favor of Holdings in connection with the reinvestment by Holdings of a portion of the interest paid by the Borrower on the Holdings Subordinate Debt in accordance with the Holdings Subordination Agreement, in the case of each of the notes described in the foregoing clauses (i) and (ii), as such agreement may be amended, revised, replaced, supplemented or restated from time to time in accordance with the terms of the Holdings Subordination Agreement, including increases to the principal amount outstanding thereunder as set forth therein.

“Holdings Subordinate Debt” shall mean all amounts owing by the Borrower to Holdings pursuant to the Holdings Loan Agreement.

“Holdings Subordination Agreement” shall mean the subordination and postponement agreement, dated as of June 3, 2016, among Holdings, the Borrower and the ABL Administrative Agent, as such agreement may be amended, revised, replaced, supplemented or restated from time to time.

“IFRS” shall mean International Financial Reporting Standards, as adopted by the International Accounting Standards Board, as in effect from time to time; provided, however, that if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the Closing Date in IFRS or in the application thereof on the operation of such provision, regardless of whether any such notice is given before or after such change in IFRS or in the application thereof, then such provision shall be interpreted on the basis of IFRS as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith. Furthermore, at any time after the ~~Fourth~~Seventh Amendment Effective Date, the Borrower may elect to apply for all purposes of this Agreement, in lieu of IFRS, GAAP or U.S. GAAP and, upon such election, references herein to IFRS and IFRS concepts will be construed to refer to GAAP or U.S. GAAP, as applicable, and corresponding GAAP or U.S. GAAP concepts as in effect from time to time; provided that (1) all financial statements and reports to be provided, after such election, pursuant to this Agreement shall be prepared on the basis of GAAP or U.S. GAAP, as applicable, as in effect from time to time, and (2) from and after such election, all ratios, computations, and other determinations based on IFRS contained in this Agreement shall still be required to be computed in conformity with IFRS. The Borrower shall give written notice of any such election made in accordance with this definition to the Administrative Agent. For the avoidance of doubt, solely making an election (without any other action) referred to in this definition will not be treated as an incurrence of Indebtedness. Notwithstanding any other provision contained herein, the amount of any Indebtedness under IFRS with respect to Capitalized Lease Obligations shall be determined in accordance with the definition of Capitalized Lease Obligations and Section 1.3(c).

“Impacted Loans” shall have the meaning provided in Section 2.10(a).

“Increased Amount Date” shall have the meaning provided in Section 2.14(a).

“Incremental Amendment” shall have the meaning provided in Section 2.14(a).

“Incremental Loans” shall have the meaning provided in Section 2.14(c).

“Incremental Revolving Credit Commitments” shall have the meaning provided in Section 2.14(a).

“Incremental Revolving Credit Loans” shall have the meaning provided in Section 2.14(b).

“Incremental Revolving Credit Maturity Date” shall mean the date on which any Class of Incremental Revolving Credit Loans that is made pursuant to the Lenders’ Incremental Revolving Credit Commitments matures.

“Incremental Revolving Loan Lenders” shall have the meaning provided in Section 2.14(b).

“Incurrence-Based Amounts” shall have the meaning provided in Section 1.11(b).

“Indebtedness” shall mean, with respect to any Person, (i) any indebtedness (including principal and premium), of such Person (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures, or similar instruments or letters of credit or bankers’ acceptances (or, without double counting, reimbursement agreements in respect thereof), (c) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), or (d) representing any Hedging Obligations, if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a net liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS; provided that Indebtedness of any direct or indirect parent company appearing upon the balance sheet of the Borrower solely by reason of push-down accounting under IFRS shall be excluded, (ii) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (i) of another Person (whether or not such items would appear upon the balance sheet of such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business, and (iii) to the extent not otherwise included, the obligations of the type referred to in clause (i) of another Person secured by a Lien on any asset owned by such Person, whether or not such Indebtedness is assumed by such Person; provided that notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations incurred in the ordinary course of business, (2) obligations under or in respect of Receivables Facilities and Securitization Facilities, (3) prepaid or deferred revenue arising in the ordinary course of business, (4) purchase price holdbacks arising in the ordinary course of business in respect of a portion of the purchase price of an asset to satisfy warrants or other unperformed obligations of the seller of such asset, (5) trade accounts and accrued expenses payable in the ordinary course of business and accruals for payroll and other liabilities accrued in the ordinary course of business, (6) any earn-out obligation until such obligation, within 60 days of becoming due and payable, has not been paid and such obligation is reflected as a liability on the balance sheet of such Person in accordance with IFRS or (7) customary obligations under employment agreements and deferred compensation. The amount of Indebtedness of any Person for purposes of clause (iii) above shall (unless such Indebtedness has been assumed by such Person) be deemed to be equal to the lesser of (x) the aggregate unpaid amount of such Indebtedness and (y) the Fair Market Value of the property encumbered thereby as determined by such Person in good faith.

For all purposes hereof, (i) the Indebtedness of the Borrower and the Restricted Subsidiaries, shall exclude all intercompany Indebtedness having a term not exceeding 365 days (inclusive of any roll-over or extensions of terms) and made in the ordinary course of business and (ii) the Indebtedness of a Restricted Subsidiary that is subject to a Deemed Subsidiary Election shall not include, with respect to such Restricted Subsidiary, such portion of the Indebtedness (or guarantee obligations in respect of obligations) of such Restricted Subsidiary that corresponds to the equity interest share of third parties in such Restricted Subsidiary.

“Indemnified Liabilities” shall have the meaning provided in Section 13.5.

“Indemnified Persons” shall have the meaning provided in Section 13.5.

“Indemnified Taxes” shall mean all Taxes imposed on or with respect to any payment by or on account of any obligation of any Credit Party hereunder or under any other Credit Document, other than Excluded Taxes or Other Taxes.

“Independent Financial Advisor” shall mean an accounting firm, appraisal firm, investment banking firm or consultant of nationally recognized standing that is, in the good faith judgment of the Borrower, qualified to perform the task for which it has been engaged and that is disinterested with respect to the applicable transaction.

“Initial Term B-1 Loan” shall mean each Initial Term Loan made by an Initial Term Loan Lender in respect of its Initial Term B-1 Loan Commitment.

“Initial Term B-1 Loan Commitment” shall have the meaning provided in the definition of the term Initial Term Loan Commitment.

“Initial Term B-2 Lender” shall mean a Lender with an Initial Term B-2 Loan Commitment or an outstanding Initial Term B-2 Loan.

“Initial Term B-2 Loan” shall mean each Initial Term Loan made by an Initial Term Loan Lender in respect of its Initial Term B-2 Loan Commitment.

“Initial Term B-2 Loan Commitment” shall have the meaning provided in the definition of the term Initial Term Loan Commitment.

“Initial Term Loan” shall have the meaning provided in Section 2.1(a); provided that prior to the six-month anniversary of the Closing Date, Initial Term Loan shall mean each Initial Term B-1 Loan and each Initial Term B-2 Loan. For the avoidance of doubt, on and after the six-month anniversary of the Closing Date, each Initial Term B-1 Loan and each Initial Term B-2 Loan shall constitute an “Initial Term Loan” and be of the same Class for all purposes under this Agreement.

“Initial Term Loan Commitment” shall mean, in the case of each Lender that is a Lender on the Closing Date, the sum of the amounts set forth opposite such Lender’s name on Schedule 1.1(a) as such Lender’s (i) Initial Term B-1 Loan Commitment (each such commitment, an “Initial Term B-1 Loan Commitment”) and (ii) Initial Term B-2 Loan Commitment (each such commitment, an “Initial Term B-2 Loan Commitment”). The aggregate amount of the Initial Term Loan Commitments as of the Closing Date is U.S.$162,582,257.

“Initial Term Loan Lenders” shall mean a Lender with an Initial Term Loan Commitment or an outstanding Initial Term Loan.

“Insolvency Laws” shall mean the Companies’ Creditors Arrangement Act (Canada), the BIA, the Bankruptcy Code, the Winding-Up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous legislation applicable to any Credit Party, any of their respective Subsidiaries or any jurisdiction in which Collateral is located.

“Insolvent” shall mean, with respect to any Multiemployer Plan, the condition that such Multiemployer Plan is insolvent within the meaning of Section 4245 of ERISA.

“Intellectual Property” shall mean U.S., Canadian and foreign intellectual property, including all (i) (a) patents, inventions, processes, developments, technology, and know-how; (b) copyrights and works of authorship in any media, including graphics, advertising materials, labels, package designs, and photographs; (c) trademarks, service marks, trade names, brand names, corporate names, domain names, logos, trade dress, and other source indicators, and the goodwill of any business symbolized thereby; and (d) trade secrets, confidential, proprietary, or non-public information and (ii) all registrations, issuances, applications, renewals, extensions, substitutions, continuations, continuations-in-part, divisions, re-issues, re-examinations, foreign counterparts, or similar legal protections related to the foregoing.

“Intercompany License Agreement” shall mean any cost sharing agreement, commission or royalty agreement, license or sub-license agreement, distribution agreement, services agreement, Intellectual Property rights transfer agreement or any related agreements, in each case where all the parties to such agreement are one or more of the Borrower and any Restricted Subsidiary thereof.

“Intercompany Note” shall mean any intercompany note substantially in the form of Exhibit D.

“Interest Coverage Ratio” shall mean, as of any date of determination, the ratio of (i) Consolidated EBITDA for the Test Period then last ended to (ii) the Consolidated Interest Expense of the Borrower and its Restricted Subsidiaries for such Test Period.

“Interest Period” shall mean, with respect to any Loan, the interest period applicable thereto, as determined pursuant to Section 2.9.

“Investment” shall mean, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances, or capital contributions (excluding accounts receivable, credit card and debit card receivables, trade credit, advances to customers, commission, travel, and similar advances to officers, directors, managers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests, or other securities issued by any other Person or the purchase or other acquisition, in one transaction or a series of related transactions, of all or substantially all of the assets of another Person or assets constituting a business unit, line of business or division of such Person; provided that Investments shall not include, in the case of the Borrower and the Restricted Subsidiaries, intercompany loans, advances, or Indebtedness made to or owing by the Borrower or a Restricted Subsidiary having a term not exceeding 365 days (inclusive of any roll-over or extensions of terms) and made in the ordinary course of business; provided, further, that, in the event that any Investment is made by Holdings, the Borrower or any Restricted Subsidiary in any Person through substantially concurrent interim transfers of any amount through the Borrower or any Restricted Subsidiaries, then such other substantially concurrent interim transfers shall be disregarded for purposes of Section 10.5.

For purposes of the definition of Unrestricted Subsidiary and Section 10.5,

(i) Investments shall include the portion (proportionate to the Borrower’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Borrower at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Borrower shall be deemed to continue to have a permanent Investment in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Borrower’s “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Borrower’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced by any dividend, distribution, interest payment, return of capital, repayment, or other amount received by the Borrower or a Restricted Subsidiary in respect of such Investment (provided that, with respect to amounts received other than in the form of cash or Cash Equivalents, such amount shall be equal to the Fair Market Value of such consideration).

“Investment Grade Rating” shall mean a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other rating agency.

“Investment Grade Securities” shall mean:

(i) securities issued or directly and fully guaranteed or insured by the Canadian Government or the United States government or, in each case, any agency or instrumentality thereof (other than Cash Equivalents),

(ii) debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Borrower and its Subsidiaries,

(iii) investments in any fund that invests all or substantially all of its assets in investments of the type described in clauses (i) and (ii) which fund may also hold immaterial amounts of cash pending investment or distribution, and

(iv) corresponding instruments in countries other than Canada and the United States customarily utilized for high-quality investments.

“IP Security Agreement” shall mean one or more Intellectual Property security agreements by and among one or more of the Credit Parties and the Collateral Agent.

“ITA” shall mean the Income Tax Act (Canada).

~~“Joinder Agreement” shall mean an agreement substantially in the form of Exhibit E.~~

“Joint Bookrunners” shall mean the Joint Bookrunners identified on the cover page to this Agreement and the Seventh Amendment Lead Arrangers.

“Joint Lead Arrangers” shall mean the Joint Lead Arrangers identified on the cover page to this Agreement and the Seventh Amendment Lead Arrangers.

“Junior Debt” shall mean any (i) Indebtedness that is secured by a Lien ranking junior to the Lien on the Collateral securing any First Lien Obligations, including on the ABL Priority Collateral, (ii) unsecured Indebtedness and (iii) Subordinated Indebtedness. For the avoidance of doubt, Indebtedness under the ABL Credit Facility shall not be considered Junior Debt.

“Junior Lien Intercreditor Agreement” shall mean an intercreditor agreement substantially in the form of Exhibit A-2 (with such changes to such form as may be reasonably acceptable to the Administrative Agent and the Borrower) among the Administrative Agent, the Collateral Agent, the Credit Parties and the representatives for purposes thereof for holders of one or more classes of Indebtedness.

“Latest Term Loan Maturity Date” shall mean, at any date of determination, the latest maturity or expiration date applicable to any Term Loan hereunder at such time, including the latest maturity or expiration date of any New Term Loan, any Extended Term Loan, any Refinancing Term Loan or any Replacement Term Loan, in each case as extended in accordance with this Agreement from time to time.

“L/C Borrowing” shall mean an extension of credit resulting from a drawing under any letter of credit issued hereunder, if any, which has not been reimbursed on the date when made or refinanced as a Borrowing of Revolving Loans.

“L/C Credit Extension” shall mean, with respect to any letter of credit issued hereunder, the issuance thereof or extension of the expiry date thereof, or the renewal or increase of the amount thereof.

“L/C Obligations” shall mean, as at any date of determination, the aggregate undrawn amount of all outstanding letters of credit issued hereunder plus the aggregate of the amount of all unreimbursed drawings in respect of letters of credit issued hereunder, including all L/C Borrowings.

“LCT Election” shall have the meaning provided in Section 1.12(f).

“LCT Test Date” shall have the meaning provided in Section 1.12(f).

“Lender” shall have the meaning provided in the preamble to this Agreement.

“Lender Default” shall mean (i) the refusal or failure of any Lender to make available its portion of any incurrence of Loans, which refusal or failure is not cured within one Business Day after the date of such refusal or failure, (ii) the failure of any Lender to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within one Business Day of the date when due, unless the subject of a good faith dispute, (iii) a Lender has notified the Borrower and the Administrative Agent that it does not intend to comply with its funding obligations under this Agreement or has made a public statement to that effect with respect to its funding obligations under this Agreement, (iv) a Lender has failed to confirm in a manner reasonably satisfactory to the Administrative Agent and the Borrower that it will comply with its funding obligations under this Agreement, (v) a Distressed Person has admitted in writing that it is insolvent or such Distressed Person becomes subject to a Lender-Related Distress Event ~~or~~, (vi) a Lender has become the subject of a Bail-In Action or (vii) the failure of any Lender to comply with the Assignment/Participation Limitations.

“Lender Parties” shall have the meaning provided in Section 12.1(c).

“Lender-Related Distress Event” shall mean, with respect to any Lender or any other Person that directly or indirectly controls such Lender (each, a “Distressed Person”), (a)~~(i)~~ that such Distressed Person is or becomes subject to a voluntary or involuntary case with respect to such Distressed Person under any debt relief law, (b) a custodian, conservator, receiver, or similar official is appointed for such Distressed Person or any substantial part of such Distressed Person’s assets, or (c) such Distressed Person is subject to a forced liquidation, makes a general assignment for the benefit of creditors or is otherwise adjudicated as, or determined by any Governmental Authority having regulatory authority over such Distressed Person or its assets to be, insolvent or bankrupt; provided that a Lender-Related Distress Event shall not be deemed to have occurred solely by virtue of the ownership or acquisition of any equity interests in any Lender or any Person that directly or indirectly controls such Lender by a Governmental Authority or an instrumentality thereof.

“Letter of Credit” shall have the meaning provided to the term “Letter of Credit” in the ABL Credit Agreement.

“Lien” shall mean with respect to any asset, any mortgage, lien, pledge, hypothecation, charge, security interest, preference, priority, or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, and any lease in the nature thereof; provided that in no event shall an operating lease or a license to use Intellectual Property be deemed to constitute a Lien.

“Limited Condition Transaction” shall mean (i) any Permitted Acquisition or other permitted acquisition whose consummation is not conditioned on the availability of, or on obtaining, third party financing and (ii) any redemption, repurchase, defeasance, satisfaction and discharge or repayment of Indebtedness requiring irrevocable notice in advance of such redemption, repurchase, defeasance, satisfaction and discharge or repayment.

“Loan” shall mean any Revolving Loan, Term Loan or any other loan made by any Lender hereunder.

“LTM Determination Notification” shall mean a written notification delivered to the Administrative Agent, at the Borrower’s option, no later than three (3) Business Days (or such shorter period of time as agreed by the Administrative Agent in its reasonable discretion) prior to any LCT Test Date (a) informing the Administrative Agent that the Borrower intends to make the calculations of the ratios, tests or baskets set forth in Section 1.12(f) on the basis of the

Borrower’s financial performance over the last twelve fiscal months and not on the basis of the Borrower’s financial performance over the last four fiscal quarters and (b) if not previously delivered to the Administrative Agent, including monthly financials for each fiscal month in such twelve month period.

“Management Equityholders” shall mean any of (i) Daniel Reiss, (ii) any other current or former director, officer, employee or member of management of Holdings or any of its Subsidiaries or any direct or indirect parent company thereof who, on the Closing Date, is an equityholder in Holdings or any direct or indirect parent thereof, (iii) any trust, partnership, limited liability company, corporate body or other entity established by Daniel Reiss, any such director, officer, employee or member of management of Holdings or any of its Subsidiaries or any direct or indirect parent thereof or any Person described in the succeeding clauses (iv) and (v), as applicable, to hold an investment in Holdings or any direct or indirect parent thereof in connection with such Person’s estate or tax planning, (iv) any spouse, parents or grandparents of Daniel Reiss or any such director, officer, employee or member of management of Holdings or any of its Subsidiaries or any direct or indirect parent thereof, and any and all descendants (including adopted children and step-children) of the foregoing, together with any spouse of any of the foregoing Persons, who are transferred an investment in Holdings or any direct or indirect parent thereof by Daniel Reiss or any such director, officer, employee or member of management of Holdings or any of its Subsidiaries or any direct or indirect parent thereof in connection with such Person’s estate or tax planning and (v) any Person who acquires an investment in Holdings or any direct or indirect parent thereof by will or by the laws of intestate succession as a result of the death of Daniel Reiss or any such director, officer, employee or member of management of Holdings or any of its Subsidiaries or any direct or indirect parent thereof.

“Master Agreement” shall have the meaning provided in the definition of the term Hedge Agreement.

“Material Adverse Effect” shall mean a material and adverse effect on (i) the business, results of operations or financial condition of the Borrower and its Restricted Subsidiaries, taken as a whole, or (ii) the material rights and remedies (taken as a whole) of the Administrative Agent, the Collateral Agent and the Lenders under the Credit Documents.

“Material Intellectual Property” shall mean, as of any date of determination, Intellectual Property owned by the Borrower or its Restricted Subsidiaries the loss of which would have (as determined by the Borrower) a material and adverse effect on the business of the Borrower and its Restricted Subsidiaries (taken as a whole).

“Material Subsidiary” shall mean, at any date of determination, each Wholly-Owned Restricted Subsidiary (together with its Subsidiaries) (i) whose total assets at the last day of the Test Period ending on the last day of the most recent fiscal period for which Section 9.1 Financials have been delivered were equal to or greater than 5.00% of the Consolidated Total Assets of the Borrower and the Restricted Subsidiaries at such date or (ii) whose revenues during such Test Period were equal to or greater than 5.00% of the consolidated revenues of the Borrower and the Restricted Subsidiaries for such period (in the case of any determination relating to any Specified Transaction, on a Pro Forma Basis including the revenues of any Person being acquired in connection therewith), in each case determined in accordance with IFRS;

provided that if, at any time and from time to time after the ~~Closing~~Seventh Amendment Effective Date, Restricted Subsidiaries that are not Material Subsidiaries (other than Restricted Subsidiaries that are Excluded Subsidiaries other than by virtue of clause (b) of the definition of “Excluded Subsidiary”) have, in the aggregate, (a) total assets at the last day of such Test Period equal to or greater than 7.50% of the Consolidated Total Assets of the Borrower and the Restricted Subsidiaries at such date or (b) revenues during such Test Period equal to or greater than 7.50% of the consolidated revenues of the Borrower and the Restricted Subsidiaries for such period, in each case determined in accordance with IFRS, then the Borrower shall, on or prior to the date on which financial statements for the last quarter of such Test Period are delivered pursuant to this Agreement, designate in writing to the Administrative Agent one or more of such Restricted Subsidiaries as Material Subsidiaries for each fiscal period until this proviso is no longer applicable.

“Maturity Date” shall mean the Term Loan Maturity Date, any New Term Loan Maturity Date, any Incremental Revolving Credit Maturity Date, or the maturity date of an Extended Term Loan, a Replacement Term Loan, a Refinancing Term Loan, an Extended Revolving Credit Loan or a Refinancing Revolving Credit Loan, as applicable.

“Maximum Incremental Facilities Amount” shall mean, at any date of determination after the ~~Fourth~~Seventh Amendment Effective Date, an aggregate principal amount equal to the sum of:

(i) the greater of (x)  $~~212,000,000~~208,300,000 and (y) 100.0% of Consolidated EBITDA for the most recent Test Period then ended, minus, subject to the last sentence in this definition, the sum of (1) the aggregate principal amount of Incremental Loans incurred (including any unused commitments obtained) pursuant to Section 2.14(a) prior to such date in reliance on this clause (i) and (2) the aggregate principal amount of Permitted Other Indebtedness issued or incurred (including any unused commitments obtained) pursuant to Section 10.1(x)(a) prior to such date in reliance on this clause (i), plus

(ii) the sum of (I) the aggregate principal amount of (w) voluntary prepayments, redemptions, repurchases and buybacks of ~~2020~~2025 Refinancing Term Loans (including ~~open market~~ purchases of ~~2020~~2025 Refinancing Term Loans at or below par and payments through Dutch auction procedures and payments of ~~2020~~2025 Refinancing Term Loans utilizing Section 13.7 or any other analogous “yank-a-bank” provision (in each case, in the principal amount of the ~~2020~~2025 Refinancing Term Loans subject thereto)) by Holdings, the Borrower or any of its Subsidiaries, (x) permanent commitment reductions in respect of revolving credit commitments established in reliance on clause (i) above or this clause (ii) (or clause (iii) below with respect to Indebtedness or revolving credit commitments described or referenced in this clause (ii)), (y) voluntary prepayments, redemptions, repurchases and buybacks (including ~~open market~~ purchases at or below par and payments through Dutch auction procedures and payments utilizing Section 13.7 or any other analogous “yank-a-bank” provision (in each case, in the principal amount of the Indebtedness subject thereto)) by Holdings, the Borrower or any of its Subsidiaries of Incremental Loans or Permitted Other Indebtedness, in each case under this clause (y), to the extent such Indebtedness was incurred in reliance on clause (i) above or this clause (ii) (or clause (iii) below with respect to Indebtedness or revolving credit commitments described or referenced in this clause (ii)) and (z) voluntary prepayments, redemptions, repurchases and buybacks (including ~~open market~~ purchases at or below par and payments through Dutch auction procedures and payments utilizing Section 13.7 or any other analogous “yank-a-bank” provision (in each case, in the principal amount of the Indebtedness subject thereto)) by Holdings, the Borrower or any of its Subsidiaries of any Incremental Loans, Permitted Other Indebtedness or any other Indebtedness, in each case under this clause (z), to the extent such Indebtedness is secured by Liens on the Collateral ranking pari passu to the Liens securing the First Lien Obligations, in the case of each of clauses (w), (x), (y) and (z) above, other than from proceeds of incurrences of long-term Indebtedness (other than (1) any Indebtedness under any revolving credit facility, (2) any intercompany loans made to effect the underlying transaction or (3) Incremental Loans or Permitted Other Indebtedness then being incurred in reliance on this clause (ii) or clause (iii) below) or one or more bridge facilities that are refinanced or otherwise replaced with proceeds of long-term Indebtedness (other than revolving indebtedness), minus (II) subject to the last sentence of this definition, and without duplication, the sum of (1) the aggregate principal amount of Incremental Loans incurred (including any unused commitments obtained) pursuant to Section 2.14(a) prior to such date in reliance on this clause (ii) and (2) the aggregate principal amount of Permitted Other Indebtedness issued or incurred (including any unused commitments obtained) pursuant to Section 10.1(x)(a) prior to such date in reliance on this clause (ii), plus

(iii) the sum of (I) the aggregate principal amount of voluntary prepayments, redemptions, repurchases and buybacks (including ~~open market~~ purchases at or below par and payments through Dutch auction procedures and payments utilizing Section 13.7 or any other analogous “yank-a-bank” provision (in each case, in the principal amount of the Indebtedness subject thereto)) (or, solely with respect to revolving credit commitments, the aggregate principal amount of permanent commitment reductions effected thereunder) by Holdings, the Borrower or any of its Subsidiaries of any Refinancing Indebtedness (including any Refinancing Permitted Other Indebtedness) or Refinancing Loans previously applied, directly or indirectly, to the prepayment, redemption, repurchase, buyback or permanent commitment reduction, as applicable, of any Indebtedness or revolving credit commitment, as applicable, described in clause (ii) above, in each case under this clause (iii), to the extent such voluntary prepayment, redemption, repurchase or buyback was not financed with the proceeds of long-term Indebtedness (other than (1) any Indebtedness under any revolving credit facility ~~or~~, (2) any intercompany loans made to effect the underlying transaction or (3) Incremental Loans or Permitted Other Indebtedness then being incurred in reliance on this clause (iii) or clause (ii) above) or one or more bridge facilities that are refinanced or otherwise replaced with proceeds of long-term Indebtedness (other than revolving indebtedness) of the Borrower or the Restricted Subsidiaries, minus (II) subject to the last sentence of this definition, and without duplication, the sum of (1) the aggregate principal amount of Incremental Loans incurred (including any unused commitments obtained) pursuant to Section 2.14(a) prior to such date in reliance on this clause (iii) and (2) the aggregate principal amount of Permitted Other Indebtedness issued or incurred (including any unused commitments obtained) pursuant to Section 10.1(x)(a) prior to such date in reliance on this clause (iii) (this clause (iii), together with clause (i) and (ii) above, the “Free and Clear Basket”), plus

(iv) an unlimited amount, so long as in the case of this clause (~~iii~~iv) only, such amount at such date of determination can be incurred without causing (x) in the case of Incremental Loans or Permitted Other Indebtedness secured ~~with a Lien~~by Liens on the Collateral ~~ranking~~that rank pari passu with the Liens on the Collateral securing ~~any~~the First Lien Obligations (without regard to control remedies), the First Lien Net Leverage Ratio to exceed 3.00 to 1.00 as of the most recently ended Test Period, ~~or~~ (y) in the case of Incremental Loans or Permitted Other Indebtedness ~~consisting of Junior Debt or~~secured by Liens on the Collateral that rank junior to the Liens on the Collateral securing First Lien Obligations, the Secured Net Leverage Ratio to exceed 4.00 to 1.00 as of the most recently ended Test Period or (z) in the case of Incremental Loans or Permitted Other Indebtedness that is unsecured or secured by assets not constituting Collateral, the Total Net Leverage Ratio to exceed ~~5.50~~5.00 to 1.00 as of the most recently ended Test Period, in each case on a Pro Forma Basis, and after giving effect to any Specified Transaction consummated in connection therewith and assuming for purposes of this calculation that (1) the full committed amount of any new Incremental Revolving Credit Commitments and/or any Permitted Other Indebtedness constituting a revolving credit commitment then being incurred shall be treated as outstanding Indebtedness, and (2) any cash proceeds of any new Incremental Loans and/or Permitted Other Indebtedness, as applicable, then being incurred shall not be netted from the numerator in the First Lien Net Leverage Ratio, Secured Net Leverage Ratio or Total Net Leverage Ratio, as applicable, for purposes of calculating the First Lien Net Leverage Ratio, Secured Net Leverage Ratio or Total Net Leverage Ratio, as applicable, under this clause (iv) for purposes of determining whether such Incremental Loans and Permitted Other Indebtedness can be incurred (provided, however, that if amounts incurred under this clause (iv) are incurred concurrently with the incurrence of Incremental Loans and/or Permitted Other Indebtedness (in each case, including any unused commitments obtained) in reliance on clause (i), clause (ii) and/or clause (iii) above, the First Lien Net Leverage Ratio, Secured Net Leverage Ratio or the Total Net Leverage Ratio shall be calculated without giving effect to such amounts incurred (or commitments obtained) in reliance on the foregoing clause (i), clause (ii) and/or clause (iii)); provided, further for the avoidance of doubt, to the extent the proceeds of any Incremental Loans are being utilized to repay Indebtedness, such calculations shall give pro forma effect to such repayments).

The Borrower may elect to use clause (iv) above regardless of whether the Borrower has capacity under clause (i), clause (ii) or clause (iii) above. Further, the Borrower may elect to use clause (iv) above prior to using clause (i), clause (ii) or clause (iii) above, and if both clause (iv), on the one hand, and clause (i), clause (ii) and/or clause (iii), on the other hand, are available and the Borrower does not make an election, then the Borrower will be deemed to have elected to use clause (iv) above. Notwithstanding the foregoing, the Borrower may re-designate any Indebtedness originally designated as incurred under clause (i), clause (ii) and/or clause (iii) above as having been incurred under clause (iv), so long as at the time of such re-designation, the Borrower would be permitted to incur under clause (iv) the aggregate principal amount of Indebtedness being so re-designated (for purposes of clarity, with any such re-designation having the effect of increasing the Borrower’s ability to incur Indebtedness under clause (i), clause (ii) and/or clause (iii) on and after the date of such re-designation by the amount of Indebtedness so re-designated).

“MFN Provision” shall have the meaning provided in Section 2.14(d)(iv).

“Minimum Borrowing Amount” shall mean (i) with respect to a Borrowing of Term SOFR Loans, U.S.$250,000 (or, if less, the entire remaining applicable Commitments at the time of such Borrowing), and (ii) with respect to a Borrowing of ABR Loans, U.S.$250,000 (or, if less, the entire remaining applicable Commitments at the time of such Borrowing).

“Minimum Tender Condition” shall have the meaning provided in Section 2.15(b).

“MNPI” shall mean, with respect to any Person, information and documentation that is (a) of a type that would not be publicly available (and could not be derived from publicly available information) if such Person and its Subsidiaries were public reporting companies and (b) material with respect to such Person, its Subsidiaries or the respective securities of such Person and its Subsidiaries for purposes of Canadian Securities Laws or United States federal and state securities laws, in each case, assuming such laws were applicable to such Person and its Subsidiaries.

“Moody’s” shall mean Moody’s Investors Service, Inc. or any successor by merger or consolidation to its business.

“Mortgage” shall mean a mortgage, deed of trust, deed to secure debt, trust deed, deed of hypothec, or other security document entered into by the owner of a Mortgaged Property and the Collateral Agent for the benefit of the Secured Parties in respect of that Mortgaged Property to secure the Obligations, in form and substance reasonably acceptable to the Collateral Agent and the Borrower, together with such terms and provisions as may be required by local laws.

“Mortgaged Property” shall mean each parcel of fee-owned real property located in the United States or Canada and improvements thereto with respect to which a Mortgage is granted pursuant to Section 9.12, if any.

“Multiemployer Plan” shall mean a multiemployer plan as defined in Section 4001(a)(3) of ERISA to which any Credit Party or ERISA Affiliate makes or is obligated to make contributions, or during the five preceding calendar years, has made or been obligated to make contributions.

“Net Cash Proceeds” shall mean, with respect to any Prepayment Event, any incurrence of Permitted Other Indebtedness, Refinancing Term Loans or Replacement Term Loans or a Qualifying IPO, (i) the gross cash proceeds (including payments from time to time in respect of installment obligations, if applicable, but only as and when received) received by or on behalf of the Borrower or any of the Restricted Subsidiaries (or, in the case of any Qualifying IPO, by Holdings or any direct or indirect parent thereof) in respect of such Prepayment Event, incurrence of Permitted Other Indebtedness, Refinancing Term Loans or Replacement Term Loans or Qualifying IPO, as the case may be, less (ii) the sum of:

(a) the amount, if any, of all taxes (including, in each case, in connection with any repatriation of funds) paid or estimated to be payable by the Borrower or any of the Restricted Subsidiaries (or, in the case of any Qualifying IPO, by Holdings or any direct or indirect parent thereof) in connection with such Prepayment Event, incurrence of Permitted Other Indebtedness, Refinancing Term Loans or Replacement Term Loans or Qualifying IPO,

(b) the amount of any reasonable reserve established in accordance with IFRS against any liabilities (other than any taxes deducted pursuant to clause (a) above) (1) associated with the assets that are the subject of such Prepayment Event and (2) retained by the Borrower or any of the Restricted Subsidiaries; provided that the amount of any subsequent reduction of such reserve (other than in connection with a payment in respect of any such liability) shall be deemed to be Net Cash Proceeds of such a Prepayment Event occurring on the date of such reduction,

(c) the amount of any Indebtedness (other than the Loans and Permitted Other Indebtedness) secured by a Lien on the assets that are the subject of such Prepayment Event to the extent that the instrument creating or evidencing such Indebtedness requires that such Indebtedness be repaid upon consummation of such Prepayment Event,

(d) in the case of any Asset Sale Prepayment Event or Casualty Event, the amount of any proceeds of such Prepayment Event that the Borrower or any Restricted Subsidiary has reinvested (or intends to reinvest within the Reinvestment Period or has entered into a binding commitment prior to the last day of the Reinvestment Period to reinvest) in the business of the Borrower or any of the Restricted Subsidiaries, including by using such proceeds to acquire, maintain, develop, construct, improve, upgrade or repair any asset used or useful in the business of the Borrower or its Restricted Subsidiaries or to make Permitted Acquisitions or any acquisition or Investments not prohibited by this Agreement; provided that an amount equal to any portion of such proceeds that has not been so reinvested within such Reinvestment Period (with respect to such Prepayment Event, the “Deferred Net Cash Proceeds”) shall, unless the Borrower or a Restricted Subsidiary has entered into a binding commitment prior to the last day of such Reinvestment Period to reinvest such proceeds no later than 180 days following the last day of such Reinvestment Period, (1) be deemed to be Net Cash Proceeds of an Asset Sale Prepayment Event or Casualty Event occurring on the last day of such Reinvestment Period or, if later, 180 days after the date the Borrower or such Restricted Subsidiary has entered into such binding commitment, as applicable (such last day or 180th day, as applicable, the “Deferred Net Cash Proceeds Payment Date”), and (2) be applied to the repayment of Term Loans in accordance with Section 5.2(a)(i) (it being understood that, so long as an amount equal to the amount of Net Cash Proceeds required to be applied in accordance with Section 5.2(a)(i) is applied by the Borrower, nothing in this Agreement (including Section 5) shall be construed to require any Foreign Subsidiary to repatriate cash),

(e) in the case of any Asset Sale Prepayment Event or Casualty Event by a non-Wholly-Owned Restricted Subsidiary, the pro rata portion of the Net Cash Proceeds thereof (calculated without regard to this clause (e)) attributable to minority interests and not available for distribution to or for the account of the Borrower or a Wholly-Owned Restricted Subsidiary as a result thereof,

(f) in the case of any Asset Sale Prepayment Event, any funded escrow established pursuant to the documents evidencing any such sale or disposition to secure any indemnification obligations or adjustments to the purchase price associated with any such sale or disposition; provided that the amount of any subsequent reduction of such escrow (other than in connection with a payment in respect of any such liability) shall be deemed to be Net Cash Proceeds of such a Prepayment Event occurring on the date of such reduction solely to the extent that the Borrower and/or any Restricted Subsidiaries receives cash in an amount equal to the amount of such reduction, and

(g) all fees and out of pocket expenses paid by the Borrower or a Restricted Subsidiary (or, in the case of any Qualifying IPO, Holdings or any direct or indirect parent thereof) in connection with any of the foregoing (for the avoidance of doubt, including, (1) in the case of the issuance of Indebtedness or a Qualifying IPO, any fees, underwriting discounts, premiums, and other costs and expenses incurred in connection with such issuance and (2) attorney’s fees, investment banking fees, survey costs, title insurance premiums, and related search and recording charges, transfer taxes, deed or mortgage recording taxes, underwriting discounts and commissions, other customary expenses, and brokerage, consultant, accountant, and other customary fees), in each case, only to the extent not already deducted in arriving at the amount referred to in clause (i) above.

“Net Cash Proceeds Percentage” shall have the meaning provided in Section 5.2(a)(i).

“Net Income” shall mean, with respect to any Person, the net income (loss) of such Person and its Restricted Subsidiaries, determined in accordance with IFRS and before any reduction in respect of preferred Capital Stock dividends.

“Net Short Lender” shall have the meaning provided in Section 13.1.

“New Holdings” shall have the meaning provided in the definition of Holdings.

“New Loan Commitments” shall have the meaning provided in Section 2.14(a).

“New Refinancing Revolving Credit Commitments” shall have the meaning provided in Section 2.14(h).

“New Refinancing Term Loan Commitments” shall have the meaning provided in Section 2.14(h).

“New Term Loan” shall have the meaning provided in Section 2.14(c).

“New Term Loan Commitments” shall have the meaning provided in Section 2.14(a).

“New Term Loan Lender” shall have the meaning provided in Section 2.14(c).

“New Term Loan Maturity Date” shall mean the date on which a New Term Loan matures.

“New Term Loan Repayment Amount” shall have the meaning provided in Section 2.5(c).

“New Term Loan Repayment Date” shall have the meaning provided in Section 2.5(c).

“Non-Consenting Lender” shall have the meaning provided in Section 13.7(b).

“Non-Defaulting Lender” shall mean and include each Lender other than a Defaulting Lender.

“Notice of Borrowing” shall mean a notice of borrowing substantially in the form of Exhibit I.

“Notice of Conversion or Continuation” shall have the meaning provided in Section 2.6(a).

“Obligations” shall mean all advances to, and debts, liabilities, obligations, covenants, and duties of, any Credit Party arising under any Credit Document or otherwise with respect to any Commitment or any Loan or under any Secured Cash Management Agreement, Secured Bank Product Agreement or Secured Hedge Agreement (other than with respect to any Credit Party’s obligations that constitute Excluded Swap Obligations solely with respect to such Credit Party), in each case, entered into with the Borrower or any of the Restricted Subsidiaries, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Credit Party or any Affiliate thereof of any proceeding under any bankruptcy or insolvency law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding. Without limiting the generality of the foregoing, the Obligations of the Credit Parties under the Credit Documents (and any of their Subsidiaries to the extent they have obligations under the Credit Documents) include the obligation (including guarantee obligations) to pay principal, premium, interest, charges, expenses, fees, attorney costs, indemnities, and other amounts payable by any Credit Party under any Credit Document.

“OFAC” shall have the meaning set forth in Section 8.20(c).

“Organizational Documents” shall mean, with respect to any Person, such Person’s charter, memorandum and articles of association, articles or certificate of organization or incorporation and bylaws or other organizational or governing or constitutive documents of such Person.

“Other Applicable Indebtedness” shall mean any First Lien Obligations other than the Obligations.

“Other Connection Taxes” shall mean, with respect to any of the Administrative Agent, any Lender, or any other recipient of any payment to be made by or on account of any obligation of the Borrower or any other Credit Party hereunder or under any other Credit Document, Taxes imposed as a result of a present or former connection between such recipient and the jurisdiction imposing such Tax (other than any such connection arising solely from this Agreement or any other Credit Documents).

“Other Taxes” shall mean all present or future stamp, registration, court or documentary Taxes or any other excise, property, intangible, mortgage recording, filing or similar Taxes arising from any payment made hereunder or under any other Credit Document or from the execution, delivery, performance, enforcement or registration of, or otherwise with respect to, this Agreement or any other Credit Document; provided that such term shall not include (i) any Taxes that result from an assignment, grant of a participation pursuant to Section 13.6(c) or transfer or assignment to or designation of a new lending office or other office for receiving payments under any Credit Document (“Assignment Taxes”), except to the extent that any such action described in this proviso is requested or required by the Borrower or (ii) Excluded Taxes.

“Outstanding Amount” shall mean (a) with respect to the Loans on any date, the outstanding principal amount thereof after giving effect to any borrowings and prepayments or repayments of Term Loans and Revolving Loans (including any refinancing of outstanding unpaid drawings under letters of credit issued hereunder or L/C Credit Extensions as a Borrowing of Revolving Loans), as the case may be, occurring on such date; and (b) with respect to any L/C Obligations on any date, the outstanding amount thereof on such date after giving effect to any L/C Credit Extension occurring on such date and any other changes thereto as of such date, including as a result of any reimbursements of outstanding unpaid drawings under any letters of credit issued hereunder (including any refinancing of outstanding unpaid drawings under letters of credit issued hereunder or L/C Credit Extensions as a Borrowing of Revolving Loans) or any reductions in the maximum amount available for drawing under letters of credit issued hereunder taking effect on such date.

“Overnight Rate” shall mean, for any day, the greater of (a) the Federal Funds Effective Rate and (b) an overnight rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

“Pari Intercreditor Agreement” shall mean an intercreditor agreement substantially in the form of Exhibit A-3 (with such changes to such form as may be reasonably acceptable to the Administrative Agent and the Borrower) among the Administrative Agent, the Collateral Agent, the Credit Parties and the representatives for purposes thereof for holders of one or more classes of Indebtedness.

“Participant” shall have the meaning provided in Section 13.6(c)(i).

“Participant Register” shall have the meaning provided in Section 13.6(c)(ii).

“Participating Member State” shall mean any member state of the European Union that adopts or has adopted the Euro as its lawful currency in accordance with legislation of the European Union relating to economic and monetary union.

“Patriot Act” shall have the meaning provided in Section 13.18(a).

“PBGC” shall mean the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

“Pension Plan” shall mean any employee pension benefit plan (as defined in Section 3(2) of ERISA, but excluding any Multiemployer Plan) in respect of which any Credit Party or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4062 or Section 4069 of ERISA be reasonably expected to be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Periodic Term SOFR Determination Day” shall have the meaning specified in the definition of “Term SOFR”.

“Permitted Acquisition” shall have the meaning provided in clause (iii) of the definition of Permitted Investments.

“Permitted Asset Swap” shall mean the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Borrower or a Restricted Subsidiary and another Person; provided that any cash or Cash Equivalents received shall be applied in accordance with Section 10.4.

“Permitted Debt Exchange” shall have the meaning provided in Section 2.15(a).

“Permitted Debt Exchange Notes” shall have the meaning provided in Section 2.15(a).

“Permitted Debt Exchange Offer” shall have the meaning provided in Section 2.15(a).

“Permitted Holder” shall mean any of (i) any Sponsor, any Sponsor’s Affiliates (other than any portfolio company of the Sponsor) and the Management Equityholders and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, the Sponsor, the Sponsor’s Affiliates and the Management Equityholders, collectively, have beneficial ownership of more than 50.0% of the aggregate ordinary voting power of the outstanding Voting Stock of Holdings or any other direct or indirect parent of Holdings; (ii) any direct or indirect parent of the Borrower not formed in connection with, or in contemplation of, a transaction that, assuming such parent was not formed, after giving effect thereto would constitute a Change of Control; and (iii) any Person who is acting solely as an underwriter in connection with a public or private offering of Capital Stock of any direct or indirect parent of Holdings, acting in such capacity.

“Permitted Investments” shall mean:

(i) any Investment in the Borrower or any Restricted Subsidiary;

(ii) any Investment in cash, Cash Equivalents, or Investment Grade Securities at the time such Investment is made;

(iii) any Investment by the Borrower or any Restricted Subsidiary in a Person that is engaged in a Similar Business if as a result of such Investment under this clause (iii) (each, a “Permitted Acquisition”), (x) on the date the definitive agreement for such Permitted Acquisition is executed, no Event of Default under Section 11.1 or

Section 11.5 shall have occurred and be continuing and (y) either (1) such Person becomes a Restricted Subsidiary or (2) such Person, in one transaction or a series of related transactions, is merged, consolidated, or amalgamated with or into, or transfers or conveys all or substantially all of its assets, or transfers or conveys assets constituting a business unit, line of business or division of such Person, to, or is liquidated into, the Borrower or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation, amalgamation or transfer;

(iv) any Investment in securities or other assets not constituting cash, Cash Equivalents, or Investment Grade Securities and received in connection with an Asset Sale made pursuant to Section 10.4 or any other disposition of assets not constituting an Asset Sale;

(v) (a) any Investment existing or contemplated on the ~~Fourth~~Seventh Amendment Effective Date and, in each case, listed on Schedule 10.5 and (b) Investments consisting of any modification, replacement, renewal, refinancing, reinvestment, or extension of any such Investment; provided that the amount of any such Investment is not increased from the amount of such Investment on the ~~Fourth~~Seventh Amendment Effective Date except (x) pursuant to the terms of such Investment (including in respect of any unused commitment), plus any accrued but unpaid interest (including any portion thereof which is payable in kind in accordance with the terms of such modified, extended, renewed, refinanced or replaced Investment) and premium payable by the terms of such Investment thereon and fees and expenses associated therewith as in existence on the ~~Fourth~~Seventh Amendment Effective Date and/or (y) as permitted under Section 10.5 or any other clause of this definition of Permitted Investments;

(vi) any Investment acquired by the Borrower or any Restricted Subsidiary (a) in exchange for any other Investment or accounts receivable held by the Borrower or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization, or recapitalization of, or settlement of delinquent accounts or disputes with or judgments against, the issuer, obligor or borrower of such original Investment or accounts receivable, (b) as a result of a foreclosure by the Borrower or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default or (c) as a result of the settlement, compromise or resolution of litigation, arbitration or other disputes with Persons who are not Affiliates;

(vii) Hedging Obligations permitted under Section 10.1, Cash Management Services and Bank Products;

(viii) any Investment in a Similar Business having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (viii) that are at that time outstanding, not to exceed the greater of (a) $85,000,000 and (b)  ~~40.0~~41.0% of Consolidated EBITDA for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of such Investment (with the Fair Market

Value of each Investment measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (viii) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (i) above and shall cease to have been made pursuant to this clause (viii) for so long as such Person continues to be a Restricted Subsidiary;

(ix) Investments the payment for which consists of Equity Interests of the Borrower or any direct or indirect parent company of the Borrower (exclusive of Disqualified Stock); provided that such Equity Interests will not increase the amount available for Restricted Payments under Section 10.5(a)(iii)(B);

(x) guarantees of Indebtedness permitted under Section 10.1 and Investments resulting from, or constituting, Liens permitted under Section 10.2;

(xi) (a) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of Section 10.10 (other than Section 10.10(b)) and (b) Investments resulting from, or constituting, Restricted Payments, fundamental changes and dispositions permitted under this Agreement, in each case, (x) other than solely by reference to this clause (xi) and (y) other than a disposition effected pursuant to clause (b) of the definition of “Asset Sale” or pursuant to Section 10.3(f) hereof;

(xii) Investments consisting of purchases and acquisitions of inventory, supplies, material, equipment, or other similar assets, or of services, in the ordinary course of business;

(xiii) additional Investments having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (xiii) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of, or have not been subsequently sold or transferred for, cash or marketable securities), not to exceed the sum of (this clause (xiii), the “General Investments Basket”) (x) the greater of (a) $~~80,000,000~~135,500,000 and (b)  ~~37.5~~65.0 % of Consolidated EBITDA for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of such Investment plus (y) at the option of the Borrower, any amounts available for use under the General Restricted Payments Basket and the General Subordinated Payments Basket that have been re-allocated by the Borrower to the General Investments Basket from time to time (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (xiii) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (i) above and shall cease to have been made pursuant to this clause (xiii) for so long as such Person continues to be a Restricted Subsidiary;

(xiv) (a) any Investment in a Receivables Subsidiary or a Securitization Subsidiary in order to effectuate a Receivables Facility or a Qualified Securitization Financing, respectively, or any Investment by a Receivables Subsidiary or a Securitization Subsidiary in any other Person in connection with a Receivables Facility or a Qualified Securitization Financing, respectively; provided, however, that any such Investment in a Receivables Subsidiary or a Securitization Subsidiary is in the form of a contribution of additional Receivables Assets or Securitization Assets, as applicable, or as equity, and (b) distributions or payments of Receivables Fees or Securitization Fees and purchases of Receivables Assets or Securitization Assets pursuant to a Securitization Repurchase Obligation in connection with a Receivables Facility or a Qualified Securitization Financing, respectively;

(xv) loans and advances to, or guarantees of Indebtedness of, officers, directors, managers and employees in an aggregate principal amount at any time outstanding under this clause (xv) not in excess of the greater of (a) $11,500,000 and (b) 5.5% of Consolidated EBITDA for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of such Investment;

(xvi) (a) loans and advances to officers, directors, managers, and employees for business-related travel expenses, payroll advances, moving expenses, and other similar expenses, in each case incurred in the ordinary course of business or to fund such Person’s purchase of Equity Interests of the Borrower or any direct or indirect parent thereof and (b) promissory notes received from equityholders of the Borrower, any direct or indirect parent of the Borrower or any Subsidiary thereof in connection with the exercise of stock or other options in respect of the Equity Interests of the Borrower, any direct or indirect parent of the Borrower and its Subsidiaries;

(xvii) Investments consisting of extensions of trade credit in the ordinary course of business;

(xviii) Investments in the ordinary course of business consisting of Uniform Commercial Code Article 3 endorsements for collection or deposit and Uniform Commercial Code Article 4 customary trade arrangements with customers consistent with past practices;

(xix) non-cash Investments in connection with Permitted Reorganizations;

(xx) the licensing or contribution of Intellectual Property (A) in the ordinary course of business or (B) which do not materially interfere with the ordinary conduct of the business of the Borrower or any Restricted Subsidiary and do not secure any Indebtedness;

(xxi) [reserved];

(xxii) Investments in deposit accounts and securities accounts opened in the ordinary course of business;

(xxiii) deposits required under any Contractual Requirement or by any Governmental Authority or public utility, including with respect to Taxes and other similar charges;

(xxiv) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business;

(xxv) guarantees by the Borrower or any of its Restricted Subsidiaries of leases (other than Capital Leases) or of other obligations of the Borrower or any Restricted Subsidiary that do not constitute Indebtedness, in each case entered into in the ordinary course of business;

(xxvi) any Investment, so long as, after giving Pro Forma Effect to such Investment, the Total Net Leverage Ratio is equal to or less than 3.25 to 1.00 as of the most recently ended Test Period;

(xxvii) Investments solely to the extent such Investments reflect an increase in the value of Investments otherwise permitted under this Agreement;

(xxviii) the redemption, defeasance, prepayment or repurchase and cancellation of Indebtedness in accordance with Section 13.6(h); ~~and~~

(xxix) any acquisition by the Borrower or any Restricted Subsidiary of Equity Interests in any joint venture, in each case, to the extent required to be made by the Borrower or any Restricted Subsidiary, directly or indirectly, pursuant to any put or similar options or other terms of the applicable joint venture agreement or any other agreement among the holders of the Equity Interests in such joint venture, so long as the acquired Person is engaged in a Similar Business~~.~~;

(xxx) Investments in an aggregate amount, taken together with all other Investments made pursuant to this clause (xxx) not to exceed, at the option of the Borrower, any amounts available for use under the Available RP Capacity Basket at such time of determination; and

(xxxi) Investments in joint ventures in an aggregate amount, taken together with all other Investments made pursuant to this clause (xxxi) that are at the time outstanding, not to exceed the greater of (x) $83,400,000 and (y) 40% of Consolidated EBITDA (calculated on a Pro Forma Basis) for the most recently ended Test Period at the time of such Investment.

“Permitted Liens” shall mean, with respect to any Person:

(i) pledges or deposits or Liens granted by such Person under workmen’s compensation laws, health, disability or unemployment insurance laws, other employee benefit legislation, unemployment insurance legislation and similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness), leases or other obligations of a like nature to which such Person is a party, or deposits or Liens granted to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety, stay, customs, performance or appeal bonds to which such Person is a party, or deposits as security for the payment of rent or deposits made to secure obligations arising from contractual or warranty refunds, in each case incurred in the ordinary course of business or consistent with industry practice;

(ii) (1) Liens imposed by statutory or common law, such as carriers’, warehousemen’s, materialmen’s, landlord’s, construction contractor’s, repairmen’s, and mechanics’ Liens, (2) customary Liens (other than in respect of borrowed money) in favor of landlords, so long as, in the cases of clauses (1) and (2), such Liens only secure sums not overdue for a period of more than 60 days or sums being contested in good faith by appropriate actions and (3) other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other actions for review; provided, in the case of clauses (1) through (3), adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS;

(iii) Liens for taxes, assessments, or other governmental charges not yet overdue for a period of more than 60 days or which are being contested in good faith by appropriate actions diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS or are not required to be paid pursuant to Section 8.11, or for property taxes on property the Borrower or any Subsidiary thereof has determined to abandon if the sole recourse for such tax, assessment, charge, levy, or claim is to such property;

(iv) (x) Liens (i) in favor of issuers of performance, surety, bid, indemnity, warranty, release, appeal, or similar bonds or (ii) with respect to other regulatory requirements or (y) letters of credit or bankers’ acceptances issued, and completion guarantees provided for, in each case pursuant to the request of and for the account of such Person in the ordinary course of its business;

(v) minor survey exceptions, minor encumbrances, ground leases, easements, or reservations of, or rights of others for, licenses, rights-of-way, servitudes, sewers, electric lines, drains, telegraph and telephone and cable television lines, gas and oil pipelines, and other similar purposes, or zoning, building codes, or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person, and Liens disclosed as exceptions to coverage in the final title policies and endorsements issued to the Collateral Agent with respect to any Mortgaged Properties;

(vi) Liens securing Indebtedness and obligations (and any guarantees in respect thereof) permitted to be incurred pursuant to clause (a), (d), (l)(ii), (r), (w), (x), (y) ~~or~~, (dd) (so long as such Liens on the Collateral are subject to the ABL/Term Loan Intercreditor Agreement) or (ee) of Section 10.1 or clause (1) of the first paragraph of Section 10.1; provided that

(a) in the case of clause (d) of Section 10.1, such Lien may not extend to any property or equipment (or assets affixed or appurtenant thereto) other than the property or equipment being financed or refinanced under such clause (d) of Section 10.1, replacements of such property, equipment or assets, and additions and accessions and in the case of multiple financings of equipment provided by any lender, other equipment financed by such lender;

(b) in the case of clause (r) of Section 10.1, such Lien may not extend to any assets other than assets owned by Restricted Subsidiaries that are not Credit Parties;

(c) in the case of Liens on the Collateral securing Permitted Other Indebtedness Obligations or Permitted Debt Exchange Notes that constitute First Lien Obligations pursuant to this clause (vi), the Collateral Agent, the Administrative Agent and the representative for the holders of such Permitted Other Indebtedness Obligations or Permitted Debt Exchange Notes shall have entered into a Pari Intercreditor Agreement;

(d) in the case of Liens on the Collateral securing Permitted Other Indebtedness Obligations or Permitted Debt Exchange Notes that do not constitute First Lien Obligations pursuant to this clause (vi), the Collateral Agent, the Administrative Agent and the representative for the holders of such Permitted Other Indebtedness Obligations or Permitted Debt Exchange Notes shall have entered into a Junior Lien Intercreditor Agreement; and

(e) in the case of clause (ee) of Section 10.1, such Lien may not extend to any assets other than assets of, and Equity Interests in, joint ventures;

provided that without any further consent of the Lenders, the Administrative Agent and the Collateral Agent shall be authorized to execute and deliver on behalf of the Secured Parties the ABL/Term Loan Intercreditor Agreement, the Junior Lien Intercreditor Agreement and the Pari Intercreditor Agreement contemplated by this clause (vi);

(vii) Liens existing on the ~~Fourth~~Seventh Amendment Effective Date that (a) secure Indebtedness or other obligations not in excess of (x) $5,000,000 individually or (y) $10,000,000 in the aggregate (when taken together with all other Liens securing obligations outstanding in reliance on this clause (vii)(a)(y)) or (b) are set forth on Schedule 10.2 (including, in the case of each of the foregoing clauses (a) and (b), Liens securing any modifications, replacements, renewals, refinancings, or extensions of the Indebtedness or other obligations secured by such Liens);

(viii) Liens on property or Equity Interests of a Person at the time such Person becomes a Subsidiary; provided such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Borrower or any Restricted Subsidiary (other than, with respect to such Person, any replacements of such property or assets and additions and accessions thereto, after-acquired property subject to a Lien securing Indebtedness and other obligations incurred prior to such time and which Indebtedness and other obligations are permitted hereunder that require, pursuant to their terms at such time, a pledge of after-acquired property of such Person, and the proceeds and the products thereof and customary security deposits in respect thereof and in the case of multiple financings of equipment provided by any lender, other equipment financed by such lender, it being understood that such requirement to pledge such after-acquired property shall not be permitted to apply to any such after-acquired property to which such requirement would not have applied but for such acquisition);

(ix) Liens on property at the time the Borrower or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger, consolidation or amalgamation with or into the Borrower or any Restricted Subsidiary or the designation of an Unrestricted Subsidiary as a Restricted Subsidiary; provided that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition, merger, consolidation, amalgamation or designation; provided, further, however, that such Liens may not extend to any other property owned by the Borrower or any Restricted Subsidiary (other than, with respect to such property, any replacements of such property or assets and additions and accessions thereto, after-acquired property subject to a Lien securing Indebtedness and other obligations incurred prior to such time and which Indebtedness and other obligations are permitted hereunder that require, pursuant to their terms at such time, a pledge of after-acquired property, and the proceeds and the products thereof and customary security deposits in respect thereof and in the case of multiple financings of equipment provided by any lender, other equipment financed by such lender, it being understood that such requirement to pledge such after-acquired property shall not be permitted to apply to any such after-acquired property to which such requirement would not have applied but for such acquisition);

(x) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Borrower or another Restricted Subsidiary permitted to be incurred in accordance with Section 10.1;

(xi) Liens securing Hedging Obligations, Cash Management Services and Bank Products permitted hereunder (including, for the avoidance of doubt, Secured Hedge Obligations, Secured Cash Management Obligations and Secured Bank Product Obligations), in each case, both as defined under this Agreement and as defined under the ABL Credit Agreement;

(xii) (x) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances, bank guarantees or letters of credit issued or created for the account of such

Person to facilitate the purchase, shipment, or storage of such inventory or other goods and (y) Liens that are contractual rights of set-off relating to purchase orders and other agreements entered into by the Borrower or any of the Restricted Subsidiaries in the ordinary course of business;

(xiii) leases, franchises, grants, subleases, licenses, sublicenses, covenants not to sue, releases, consents and other forms of license (including of Intellectual Property) granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Borrower or any Restricted Subsidiary and do not secure any Indebtedness;

(xiv) Liens arising from Uniform Commercial Code, PPSA or any similar financing statement filings (or similar public filings in other applicable jurisdictions) regarding operating leases or consignments entered into by the Borrower or any Restricted Subsidiary in the ordinary course of business;

(xv) Liens in favor of the Borrower or any Guarantor;

(xvi) Liens on equipment of the Borrower or any Restricted Subsidiary granted in the ordinary course of business to the Borrower’s or such Restricted Subsidiary’s client at which such equipment is located;

(xvii) Liens on Receivables Assets and related assets incurred in connection with a Receivables Facility and Liens on Securitization Assets and related assets arising in connection with a Qualified Securitization Financing, in each case, in compliance with clause (h) of the definition of “Asset Sale”;

(xviii) Liens to secure any refinancing, refunding, extension, renewal, or replacement (or successive refinancing, refunding, extensions, renewals, or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in this clause (xviii) and clauses (vi), (vii), (viii), (ix), (x), and (xv) of this definition of Permitted Liens; provided that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property, replacements of such property, additions and accessions thereto, after-acquired property and the proceeds and the products of the foregoing and customary security deposits in respect thereof and, in the case of multiple financings of equipment provided by any lender, other equipment financed by such lender), and (b) the aggregate principal amount of the Indebtedness that was originally secured by such Lien under any of clause (vii), (viii), (ix), (x) or (xv) of this definition of Permitted Liens is not increased to an amount greater than the sum of the aggregate outstanding principal amount (plus the amount of any unused commitments thereunder) of the Indebtedness being refinanced, refunded, extended, renewed, or replaced, plus accrued interest, fees, defeasance costs and premium (including call and tender premiums), if any, under such refinanced Indebtedness, plus underwriting discounts, fees, commissions and expenses (including original issue discount, upfront fees and similar items) in connection with the refinancing of such Indebtedness and the incurrence or issuance of such refinancing Indebtedness;

(xix) deposits made or other security provided to secure liabilities to insurance carriers under insurance or self-insurance arrangements, including Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto, in the ordinary course of business;

(xx) other Liens securing obligations which do not exceed the greater of (a) $~~100,000,000~~156,500,000 and (b)  ~~46.75~~75.0 % of Consolidated EBITDA for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of the incurrence of such Lien;

(xxi) Liens securing judgments not constituting an Event of Default under Section 11.10;

(xxii) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(xxiii) Liens (a) of a collection bank arising under Section 4-208 of the New York Uniform Commercial Code or any comparable or successor provision on items in the course of collection, (b) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (c) in favor of banking or other financial institutions or other electronic payment service providers arising as a matter of law or customary contract encumbering deposits, including deposits in “pooled deposit” or “sweep” accounts (including the right of set-off) and which are within the general parameters customary in the banking or finance industry;

(xxiv) Liens deemed to exist in connection with Investments in repurchase agreements permitted under Section 10.5; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(xxv) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(xxvi) Liens that are contractual rights of set-off (a) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (b) relating to pooled deposit or sweep accounts of the Borrower or any of the Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Borrower and the Restricted Subsidiaries, or (c) relating to purchase orders and other agreements entered into by the Borrower or any of the Restricted Subsidiaries in the ordinary course of business;

(xxvii) Liens (a) on any cash earnest money deposits or cash advances made by the Borrower or any of the Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted under this Agreement, (b) on other cash advances in favor of the seller of any property to be acquired in an Investment or other acquisition permitted hereunder to be applied against the purchase price for such Investment or other acquisition or (c) consisting of an agreement to dispose of any property pursuant to a disposition permitted hereunder (or reasonably expected to be so permitted by the Borrower at the time such Lien was granted);

(xxviii) rights reserved or vested in any Person by the terms of any lease, license, franchise, grant, or permit held by the Borrower or any of the Restricted Subsidiaries or by a statutory provision, to terminate any such lease, license, franchise, grant, or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(xxix) restrictive covenants affecting the use to which real property may be put; provided that the covenants are complied with;

(xxx) security given to a public utility or any municipality or Governmental Authority when required by such utility or authority in connection with the operations of that Person in the ordinary course of business;

(xxxi) zoning by-laws and other land use restrictions, including, without limitation, site plan agreements, development agreements, and contract zoning agreements;

(xxxii) Liens arising out of conditional sale, title retention/retention of title arrangement, consignment, or similar arrangements for sale of goods entered into by the Borrower or any Restricted Subsidiary in the ordinary course of business;

(xxxiii) Liens arising under the Security Documents;

(xxxiv) Liens on goods purchased in the ordinary course of business the purchase price of which is financed by a documentary letter of credit issued for the account of the Borrower or any of its Subsidiaries;

(xxxv) (a) Liens on Equity Interests in joint ventures; provided that any such Lien is in favor of a creditor of such joint venture and such creditor is not an Affiliate of any partner to such joint venture and (b) purchase options, call, and similar rights of, and restrictions for the benefit of, a third party with respect to Equity Interests held by the Borrower or any Restricted Subsidiary in joint ventures;

(xxxvi) Liens on cash and Cash Equivalents that are earmarked to be used to satisfy or discharge Indebtedness; provided (a) such cash and/or Cash Equivalents are deposited into an account from which payment is to be made, directly or indirectly, to the Person or Persons holding the Indebtedness that is to be satisfied or discharged, (b) such Liens extend solely to the account in which such cash and/or Cash Equivalents are deposited and are solely in favor of the Person or Persons holding the Indebtedness (or any agent or trustee for such Person or Persons) that is to be satisfied or discharged, and (c) the satisfaction or discharge of such Indebtedness is expressly permitted hereunder;

(xxxvii) with respect to any Foreign Subsidiary, other Liens and privileges arising mandatorily by any Requirement of Law;

(xxxviii) purported Liens (other than Liens securing Indebtedness for borrowed money) evidenced by the filing of precautionary Uniform Commercial Code or PPSA (or equivalent statute) financing statements or similar public filings;

(xxxix) Liens on Equity Interests of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

(xl) Liens on property of any Restricted Subsidiary that is not a Credit Party, which Liens secure Indebtedness permitted under Section 10.1 (or other obligations not constituting Indebtedness), in each case, so long as such Liens do not secure Indebtedness for borrowed money of any Credit Party;

(xli) Liens or rights of set-off against credit balances of the Borrower or any of the Restricted Subsidiaries with credit card issuers or credit card processors or amounts owing by such credit card issuers or credit card processors to the Borrower or any Restricted Subsidiaries in the ordinary course of business to secure the obligations of any Subsidiary to the credit card issuers or credit card processors as a result of fees and charges; ~~and~~

(xlii) additional Liens, so long as (i) (x) with respect to Indebtedness that is secured by Liens on the Collateral that rank pari passu with the Liens on the Collateral securing the First Lien Obligations (without regard to control of remedies), immediately after the incurrence thereof, on a Pro Forma Basis, the First Lien Net Leverage Ratio is no greater than 3.00 to 1.00 as of the most recently ended Test Period ~~and~~, (y) with respect to Indebtedness that is secured by Liens on the Collateral that rank junior to the Liens on the Collateral securing the First Lien Obligations ~~(without regard to control of remedies) or~~, immediately after the incurrence thereof, on a Pro Forma Basis, the Secured Net Leverage Ratio is no greater than 4.00 to 1.00 as of the most recently ended Test Period and (z) with respect to Indebtedness that is secured solely by assets that do not constitute Collateral, immediately after the incurrence thereof, on a Pro Forma Basis, the Total Net Leverage Ratio is no greater than ~~5.50~~5.00 to 1.00 as of the most recently ended Test Period and (ii) with respect to any such Liens on the Collateral incurred under this clause (xlii), the holder(s) of such Liens (or a representative thereof) shall have entered into the ABL/Term Loan Intercreditor Agreement, the Pari Intercreditor Agreement, the Junior Lien Intercreditor Agreement and/or another intercreditor agreement or arrangement reasonably acceptable to the Administrative Agent and the Borrower, as applicable; provided that any cash proceeds of any new Indebtedness then being incurred shall not be netted from the numerator in the First Lien Net Leverage Ratio, Secured Net Leverage Ratio or Total Net Leverage Ratio, as applicable for purposes of calculating the First Lien Net Leverage Ratio, Secured Net Leverage Ratio or Total Net Leverage Ratio, as applicable, under this clause (xlii) for purposes of determining whether such Liens can be incurred~~.~~; and

(xliii) Liens on assets that do not constitute Collateral which secure Indebtedness and other obligations that do not exceed the greater of (x) $73,000,000 and (y) 35.0% of Consolidated EBITDA (calculated on a Pro Forma Basis) for the most recently ended Test Period at any time outstanding.

For purposes of this definition, the term Indebtedness shall be deemed to include interest, premiums (if any), fees, expenses and other obligations on such Indebtedness. For all purposes under this Agreement and the other Credit Documents, references to any “Permitted Lien” shall include reference to Liens permitted under Section 10.2(a)(ii).

“Permitted Other Indebtedness” shall mean subordinated or senior Indebtedness (which Indebtedness may (i) be unsecured, (ii) consist of notes or loans secured by Liens on a pari passu basis with the First Lien Obligations (without regard to control of remedies) ~~or~~, (iii) be secured by Liens ranking junior to the Liens securing the First Lien Obligations) or (iv) be secured by assets not constituting Collateral), in each case, issued or incurred by ~~a~~the Borrower and/or any Credit Party, which:

(a) (1) in the case of any unsecured Permitted Other Indebtedness or Permitted Other Indebtedness secured by a Lien ranking junior to the Lien securing the First Lien Obligations, shall have a final maturity not sooner than 91 days after the Latest Term Loan Maturity Date, as determined at the time of issuance or incurrence of such Permitted Other Indebtedness, and (2) in the case of any Permitted Other Indebtedness secured by a Lien ranking pari passu with the First Lien Obligations or Permitted Other Indebtedness secured by assets not constituting Collateral, shall have a final maturity not sooner than the Latest Term Loan Maturity Date, as determined at the time of issuance or incurrence of such Permitted Other Indebtedness,

(b) in the case of any ~~secured~~ Permitted Other Indebtedness secured by the Collateral, shall be subject to customary intercreditor terms (including those in the ABL/Term Loan Intercreditor Agreement, the Pari Intercreditor Agreement, the Junior Lien Intercreditor Agreement and/or any other lien subordination and intercreditor arrangement reasonably satisfactory to the Borrower and the Administrative Agent, as applicable),

(c) in the case of any Permitted Other Indebtedness that is unsecured or secured by the Collateral, shall not provide for any mandatory repayment (except scheduled principal amortization payments), redemption or sinking fund payment obligations prior to the Latest Term Loan Maturity Date, as determined at the time of issuance or incurrence of the Permitted Other Indebtedness (other than, in each case, customary offers or obligations to repurchase, redeem or repay upon a change of control, asset sale, or casualty or condemnation event; AHYDO Payments; customary acceleration rights after an event of default; solely with respect to any Permitted Other Indebtedness constituting Junior Debt ~~secured by a Lien ranking junior to the First Lien Obligations~~, any payment obligations solely with respect to prepayment amounts declined by any Lender under this Agreement and/or any lender(s) in respect of any other First Lien Obligations being prepaid or that constitute a customary prepayment provision with respect to Refinancing Indebtedness ~~on a pro rata basis in connection with such prepayment in accordance with this Agreement~~; and solely with respect to any Permitted Other Indebtedness secured by a Lien ranking pari passu to the First Lien Obligations, any payment obligations that will also be applied to the Term Loans hereunder on a pro rata or greater than pro rata basis or that constitute a customary prepayment provision with respect to Refinancing Indebtedness),

(d) shall have a Weighted Average Life to Maturity no shorter than the Weighted Average Life to Maturity of the then-outstanding Term Loans,

(e) [reserved],

(f) shall be issued or incurred only when no Event of Default (or, if such Permitted Other Indebtedness is being issued or incurred in connection with a Permitted Acquisition or other acquisition permitted under this Agreement, or to refinance Indebtedness that requires an irrevocable prepayment or redemption notice, no Event of Default under Section 11.1 or Section 11.5) exists or would result from the issuance or incurrence of such Permitted Other Indebtedness,

(g) is not incurred or guaranteed by any Person other than any Credit Party,

(h) if secured by the Collateral, is not secured by any assets other than the Collateral, and

(i) other than as required by the preceding clauses (a) through (h), shall contain such terms as are reasonably satisfactory to the Borrower, the borrower thereof (if not the Borrower) and the lender(s) providing such Permitted Other Indebtedness (it being understood that, to the extent that such terms would be favorable to the Lenders existing immediately prior to the incurrence of the applicable Permitted Other Indebtedness, such terms may be, at the option of the Borrower in consultation with the Administrative Agent, incorporated for the benefit of the Lenders existing immediately prior to the incurrence of the applicable Permitted Other Indebtedness without further amendment or consent by such existing Lenders)~~, and~~;

~~(ii) to the extent in the form of broadly syndicated term loans secured by Liens on the Collateral on a pari passu basis with the 2021 Refinancing Term Loans, shall be subject to the MFN Adjustment (to the extent then applicable, and subject to the MFN Exceptions and all other exceptions and limitations applicable thereto), determined for purposes of this clause (j) as if such Permitted Other Indebtedness were New Term Loans;~~

provided, the requirements of the foregoing clauses (a), (c)~~,~~ and (d~~) and (j~~) shall not apply to any customary bridge facility so long as the Indebtedness into which such customary bridge facility is to be converted complies with such requirements.

“Permitted Other Indebtedness Documents” shall mean any document or instrument (including any guarantee, security agreement, or mortgage and which may include any or all of the Credit Documents) issued or executed and delivered with respect to any Permitted Other Indebtedness by any Credit Party.

“Permitted Other Indebtedness Obligations” shall mean, if any Permitted Other Indebtedness is issued or incurred, all advances to, and debts, liabilities, obligations, covenants, and duties of, any Credit Party arising under any Permitted Other Indebtedness Document, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising, and including interest and fees that accrue after the commencement by or against any Credit Party or any Affiliate thereof of any proceeding under any bankruptcy or insolvency law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding. Without limiting the generality of the foregoing, the Permitted Other Indebtedness Obligations of the applicable Credit Parties under the Permitted Other Indebtedness Documents (and any of their Restricted Subsidiaries to the extent they have obligations under the Permitted Other Indebtedness Documents) include the obligation (including guarantee obligations) to pay principal, interest, charges, expenses, fees, attorney costs, indemnities, and other amounts payable by any such Credit Party under any Permitted Other Indebtedness Document.

“Permitted Other Provision” shall have the meaning provided in Section 2.14(g)(i).

“Permitted Reorganization” shall mean re-organizations and other activities related to tax planning and re-organization, so long as, after giving effect thereto, the security interest of the Lenders in the Collateral, taken as a whole, is not materially impaired.

“Permitted Sale Leaseback” shall mean any Sale Leaseback consummated by the Borrower or any of the Restricted Subsidiaries after the ~~Fourth~~Seventh Amendment Effective Date; provided that any such Sale Leaseback not between the Borrower and a Restricted Subsidiary or between Restricted Subsidiaries is consummated for fair value as determined at the time of consummation in good faith by (i) the Borrower or such Restricted Subsidiary or (ii) in the case of any Sale Leaseback (or series of related Sale Leasebacks) the aggregate proceeds of which exceed the greater of (a)  $~~65,000,000~~66,200,000 and (b) 31.75% of Consolidated EBITDA for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of the consummation of such Sale Leaseback, the board of directors (or analogous governing body) of the Borrower or such Restricted Subsidiary (which such determination may take into account any retained interest or other Investment of the Borrower or such Restricted Subsidiary in connection with, and any other material economic terms of, such Sale Leaseback).

“Person” shall mean any individual, partnership, joint venture, firm, corporation, limited liability company, unlimited liability company, association, trust, or other enterprise or any Governmental Authority.

“Plan” shall mean, in respect of the U.S. Credit Parties, other than any Multiemployer Plan, any employee benefit plan (as defined in Section 3(3) of ERISA), including any employee welfare benefit plan (as defined in Section 3(1) of ERISA), any employee pension benefit plan (as defined in Section 3(2) of ERISA), and any plan which is both an employee welfare benefit plan and an employee pension benefit plan, and in respect of which any Credit Party or any ERISA Affiliate is (or, if such Plan were terminated, would under Section 4062 or Section 4069 of ERISA be reasonably likely to be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Planned Expenditures” shall have the meaning provided in the definition of the term Excess Cash Flow.

“Platform” shall have the meaning provided in Section 13.17(a).

“Pledge Agreement” shall mean each of (i) the U.S. Pledge Agreement, entered into by the U.S. Credit Parties party thereto and the Collateral Agent for the benefit of the Secured Parties, substantially in the form of Exhibit F-1 (the “U.S. Pledge Agreement”), (ii) the Canadian Pledge Agreement, entered into by the Canadian Credit Parties party thereto and the Collateral Agent for the benefit of the Secured Parties, substantially in the form of Exhibit F-2 (the “Canadian Pledge Agreement”) and (iii) the U.K. Share Charge, entered into by the Borrower, Canada Goose International Holdings Limited and the Collateral Agent for the benefit of the Secured Parties, substantially in the form of Exhibit F-3 (the “U.K. Share Charge”).

“Pounds Sterling” shall mean British Pounds Sterling or any successor currency in the United Kingdom.

“PPSA” shall mean (i) with respect to any jurisdiction of Canada other than Quebec, the Personal Property Security Act of such jurisdiction and (ii) with respect to Quebec, the Civil Code of Quebec, in each case, in effect from time to time.

“Prepayment Event” shall mean any Asset Sale Prepayment Event, Debt Incurrence Prepayment Event or Casualty Event.

“Previous Holdings” shall have the meaning provided in the definition of Holdings.

“primary obligations” shall have the meaning provided in the definition of the term Contingent Obligations.

“primary obligor” shall have the meaning provided in the definition of the term Contingent Obligations.

“Prime Rate” shall mean the “U.S. Prime Lending Rate” quoted in the Wall Street Journal print edition on the date of determination (or, if the Wall Street Journal ceases to quote such rate, the prime lending rate as set forth on the Bloomberg page PRIMBB Index (or successor page) for such day (or such other service as reasonably determined by the Administrative Agent from time to time for purposes of providing quotations of prime lending interest rates)).

“Pro Forma Basis”, “Pro Forma Compliance” and “Pro Forma Effect” shall mean, with respect to compliance with any test or covenant or calculation of any ratio hereunder, the determination or calculation of such test, covenant or ratio (including in connection with Specified Transactions) in accordance with Section 1.12.

“Prohibited Transaction” shall have the meaning assigned to such term in Section 406 of ERISA or Section 4975(c) of the Code.

“Projections” shall have the meaning provided in Section 9.1(c).

“PTE” shall mean a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Public Company Costs” shall mean costs relating to compliance with the provisions of Canadian Securities Laws, the Sarbanes-Oxley Act of 2002, the Securities Act of 1933 and the Exchange Act, as applicable to companies with equity or debt securities held by the public, the rules of national securities exchange companies with listed equity or debt securities, directors’ or managers’ compensation, fees and expense reimbursement, costs relating to investor relations, shareholder meetings and reports to shareholders or debtholders, directors’ and officers’ insurance and other executive costs, legal and other professional fees, listing fees and other expenses arising out of or incidental to an entity’s status as a reporting company.

“QFC” shall have the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

“Qualified Proceeds” shall mean assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business.

“Qualified Securitization Financing” shall mean any Securitization Facility (and any guarantee of such Securitization Facility), as amended, supplemented, modified, extended, renewed, restated, or refunded from time to time, that meets the following conditions: (i) the Borrower shall have determined in good faith that such Securitization Facility (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Borrower and the Restricted Subsidiaries; (ii) all sales of Securitization Assets and related assets by the Borrower or any Restricted Subsidiary to the Securitization Subsidiary or any other Person are made at fair market value (as determined in good faith by the Borrower); (iii) the financing terms, covenants, termination events and other provisions thereof shall be on market terms (as determined in good faith by the Borrower) and may include Standard Securitization Undertakings; and (iv) the obligations under such Securitization Facility are nonrecourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Borrower or any Restricted Subsidiary (other than a Securitization Subsidiary).

“Qualified Stock” of any Person shall mean Capital Stock of such Person other than Disqualified Stock of such Person.

“Qualifying IPO” shall mean the issuance by the Borrower or any direct or indirect parent thereof of its common Equity Interests in an underwritten primary public offering (other than a public offering pursuant to a registration statement on Form S-8) pursuant to an effective registration statement filed with the SEC in accordance with the Securities Act or a prospectus filed pursuant to any Canadian Securities Laws (whether alone or in connection with a secondary public offering) or in a firm commitment underwritten offering (or series of related offerings of securities to the public pursuant to a final prospectus) made pursuant to the Securities Act or any Canadian Securities Laws.

“Real Estate” shall mean land, buildings, facilities and improvements owned or leased by any Credit Party.

“Receivables Assets” shall mean (a) any accounts receivable owed to the Borrower or a Restricted Subsidiary subject to a Receivables Facility and the proceeds thereof and (b) all collateral securing such accounts receivable, all contracts and contract rights, guarantees or other obligations in respect of such accounts receivable, all records with respect to such accounts receivable and any other assets customarily transferred together with accounts receivable in connection with a non-recourse accounts receivable factoring arrangement and which are sold, conveyed, assigned or otherwise transferred or pledged in connection with a Receivables Facility.

“Receivables Facility” shall mean any of one or more receivables financing facilities (and any guarantee of such financing facility), as amended, supplemented, modified, extended, renewed, restated, or refunded from time to time, the obligations of which are non-recourse (except for customary representations, warranties, covenants, and indemnities made in connection with such facilities) to the Borrower and the Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which the Borrower or any Restricted Subsidiary sells, directly or indirectly, grants a security interest in or otherwise transfers its Receivables Assets to either (i) a Person that is not the Borrower or a Restricted Subsidiary or (ii) a Receivables Subsidiary that in turn funds such purchase by purporting to sell its accounts receivable to a Person that is not the Borrower or a Restricted Subsidiary or by borrowing from such a Person or from another Receivables Subsidiary that in turn funds itself by borrowing from such a Person.

“Receivables Fee” shall mean distributions or payments made directly or by means of discounts with respect to any accounts receivable or participation interest issued or sold in connection with, and other fees paid to a Person that is not the Borrower or a Restricted Subsidiary in connection with, any Receivables Facility.

“Receivables Subsidiary” shall mean any Subsidiary formed for the purpose of facilitating or entering into one or more Receivables Facilities that engages only in activities reasonably related or incidental thereto or another Person formed for the purposes of engaging in a Receivables Facility in which any Subsidiary makes an Investment and to which any Subsidiary transfers accounts receivables and related assets.

“Refinanced Debt” shall have the meaning provided in Section 2.14(h).

“Refinanced Term Loans” shall have the meaning provided in Section 13.1.

“Refinancing” shall mean the repayment in full of all obligations outstanding under the Holdings Subordinate Debt and the Shareholder Subordinate Debt with the proceeds of the Closing Distribution.

“Refinancing Amendment” shall have the meaning provided in Section 2.14(h)(vi).

“Refinancing Commitments” shall have the meaning provided in Section 2.14(h).

“Refinancing Facility Closing Date” shall have the meaning provided in Section 2.14(h)(iii).

“Refinancing Indebtedness” shall have the meaning provided in Section 10.1(m).

“Refinancing Lenders” shall have the meaning provided in Section 2.14(h)(ii).

“Refinancing Loan” shall have the meaning provided in Section 2.14(h)(i).

“Refinancing Loan Request” shall have the meaning provided in Section 2.14(h).

“Refinancing Permitted Other Indebtedness” shall have the meaning provided in Section 10.1(m).

“Refinancing Revolving Credit Commitments” shall have the meaning provided in Section 2.14(h).

“Refinancing Revolving Credit Lender” shall have the meaning provided in Section 2.14(h)(ii).

“Refinancing Revolving Credit Loan” shall have the meaning provided in Section 2.14(h)(i).

“Refinancing Series” shall mean all Refinancing Term Loans, Refinancing Term Loan Commitments, Refinancing Revolving Credit Loans or Refinancing Revolving Credit Commitments, as the case may be, that are established pursuant to the same Refinancing Amendment (or any subsequent Refinancing Amendment to the extent such Refinancing Amendment expressly provides that the Refinancing Term Loans, Refinancing Term Loan Commitments, Refinancing Revolving Credit Loans or Refinancing Revolving Credit Commitments, as the case may be, provided for therein are intended to be a part of any previously established Refinancing Series) and that, in the case of Refinancing Term Loans, provide for the same amortization schedule.

“Refinancing Term Lender” shall have the meaning provided in Section 2.14(h)(ii).

“Refinancing Term Loan” shall have the meaning provided in Section 2.14(h)(i).

“Refinancing Term Loan Commitments” shall have the meaning provided in Section 2.14(h).

“Refinancing Term Loan Repayment Amount” shall have the meaning provided in Section 2.5(c).

“Refinancing Term Loan Repayment Date” shall have the meaning provided in Section 2.5(c).

“Refunding Capital Stock” shall have the meaning provided in Section 10.5(b)(2).

“Register” shall have the meaning provided in Section 13.6(b)(iv).

“Regulation T” shall mean Regulation T of the Board as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

“Regulation U” shall mean Regulation U of the Board as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

“Regulation X” shall mean Regulation X of the Board as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

“Reinvestment Period” shall mean 18 months following the date of receipt of Net Cash Proceeds of an Asset Sale Prepayment Event or Casualty Event.

“Rejection Notice” shall have the meaning provided in Section 5.2(f).

“Related Business Assets” shall mean assets (other than cash or Cash Equivalents) used or useful in a Similar Business; provided that any assets received by the Borrower or the Restricted Subsidiaries in exchange for assets transferred by the Borrower or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Related Fund” shall mean, with respect to any Lender that is a Fund, any other Fund that is advised or managed by (a) such Lender, (b) an Affiliate of such Lender or (c) an entity or an Affiliate of such entity that administers, advises or manages such Lender.

“Related Parties” shall mean, with respect to any specified Person, such Person’s Affiliates and the directors, officers, employees, agents, trustees, and advisors of such Person and any Person that possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise; provided that, for purposes of Section 13.5, “Related Parties” shall not include Excluded Affiliates.

“Release” shall mean any release, spill, emission, discharge, disposal, escaping, leaking, pumping, pouring, dumping, emptying, injection, or leaching into the environment.

“Relevant Governmental Body” shall mean the Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board or the Federal Reserve Bank of New York, or any successor thereto.

“Removal Effective Date” shall have the meaning provided in Section 12.9(b).

“Reorganization” shall mean, with respect to any Multiemployer Plan, the condition that such plan is in reorganization within the meaning of Section 4241 of ERISA.

“Repayment Amount” shall mean a ~~2021~~2025 Refinancing Term Loan Repayment Amount with respect to the ~~2021~~2025 Refinancing Term Loans, New Term Loan Repayment Amount with respect to any Series, a Replacement Term Loan Repayment Amount with respect to any Replacement Series, a Refinancing Term Loan Repayment Amount with respect to any Refinancing Series or an Extended Term Loan Repayment Amount with respect to any Extension Series, as applicable.

“Replacement Series” shall mean all Replacement Term Loans or Replacement Term Loan Commitments that are established pursuant to the same amendment (or any subsequent amendment to the extent such amendment expressly provides that the Replacement Term Loans or Replacement Term Loan Commitments provided for therein are intended to be a part of any previously established Replacement Series) and that provide for the same amortization schedule.

“Replacement Term Loan Commitment” shall mean the commitments of the Lenders to make Replacement Term Loans.

“Replacement Term Loan Repayment Amount” shall have the meaning provided in Section 2.5(c).

“Replacement Term Loan Repayment Date” shall have the meaning provided in Section 2.5(c).

“Replacement Term Loans” shall have the meaning provided in Section 13.1.

“Reportable Event” shall mean any “reportable event”, as defined in Section 4043(c) of ERISA or the regulations issued thereunder, with respect to a Pension Plan (other than a Pension Plan maintained by an ERISA Affiliate that is considered an ERISA Affiliate only pursuant to subsection (m) or (o) of Section 414 of the Code), other than those events as to which notice is waived pursuant to DOL Reg. § 4043.

“Repricing Transaction” shall mean (i) the incurrence by the Borrower of any Indebtedness in the form of a senior secured first lien term loan that is broadly marketed or syndicated to banks and other institutional investors (a) with an Effective Yield that is less than the Effective Yield for the ~~2021~~2025 Refinancing Term Loans being refinanced, but excluding Indebtedness incurred in connection with a Qualifying IPO, Change of Control, any Permitted Acquisition or other acquisition or Investment ~~or Restricted Payment~~ permitted hereunder, or any transaction not otherwise permitted under this Agreement or that results in an increase of the Term Loans, and (b) the proceeds of which are used substantially concurrently to prepay (or, in the case of a conversion, deemed to prepay or replace), in whole or in part, outstanding principal of ~~2021~~2025 Refinancing Term Loans, or (ii) any amendment of this Agreement, the primary purposes of which is the effective reduction in the Effective Yield for the ~~2021~~2025 Refinancing Term Loans, except for a reduction in connection with a Qualifying IPO, Change of Control, any Permitted Acquisition~~, Investment~~ or other acquisition or ~~Restricted Payment~~Investment permitted hereunder, or any transaction not otherwise permitted under this Agreement or that results in an increase of the Term Loans.

“Required Facility Lenders” shall mean, as of any date of determination, with respect to one or more Credit Facilities, Lenders having or holding a majority of the sum of (a) the Total Outstandings under such Credit Facility or Credit Facilities (with the aggregate amount of each Lender’s risk participation and funded participation in L/C Obligations, if applicable, under such Credit Facility or Credit Facilities being deemed “held” by such Lender for purposes of this definition) and (b) the aggregate unused Commitments under such Credit Facility or Credit Facilities; provided that the unused Commitments of, and the portion of the Total Outstandings under such Credit Facility or Credit Facilities held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of the Required Facility Lenders.

“Required Lenders” shall mean, as of any date of determination, Lenders having or holding a majority of the sum of (a) Total Outstandings (with the aggregate amount of each

Lender’s risk participation and funded participation in L/C Obligations, if applicable, under such Credit Facility or Credit Facilities being deemed “held” by such Lender for purposes of this definition), (b) aggregate unused Total Term Loan Commitments at such date and (c) aggregate unused Revolving Credit Commitments; provided that the unused Commitments of, and the portion of the Total Outstandings held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders.

“Requirement of Law” shall mean, as to any Person, the certificate of incorporation and by-laws or other organizational or governing documents of such Person, and any law, treaty, rule, or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or assets or to which such Person or any of its property or assets is subject.

“Resignation Effective Date” shall have the meaning provided in Section 12.9(a).

“Resolution Authority” shall mean an EEA Resolution Authority or, with respect to any U.K. Financial Institution, a U.K. Resolution Authority.

“Restricted Investment” shall mean an Investment other than a Permitted Investment.

“Restricted Payments” shall have the meaning provided in Section 10.5(a).

“Restricted Subsidiary” shall mean any Subsidiary of the Borrower other than an Unrestricted Subsidiary.

“Retained Asset Sale Proceeds” shall have the meaning provided in Section 5.2(a)(i).

“Retained Declined Proceeds” shall have the meaning provided in Section 5.2(f).

“Retired Capital Stock” shall have the meaning provided in Section 10.5(b)(2)

“Revolving Credit Commitment” shall mean the revolving credit commitments in respect of any Class of Revolving Loans.

“Revolving Credit Commitment Increase” shall have the meaning provided in Section 2.14(a).

“Revolving Credit Commitment Percentage” shall mean at any time, for each Lender, the percentage obtained by dividing (i) such Lender’s Revolving Credit Commitments (or, to the extent referring to any single Class of Commitments, such Lender’s Revolving Credit Commitments in respect of such Class) at such time by (ii) the amount of the Total Revolving Credit Commitment (or, to the extent referring to any single Class of Revolving Credit Commitments, the aggregate Revolving Credit Commitments of all Lenders in respect of such Class) at such time; provided that at any time when the Total Revolving Credit Commitment (or, to the extent referring to any single Class of Revolving Credit Commitments, the aggregate Revolving Credit Commitments in respect of such Class) shall have been terminated, each Lender’s Revolving Credit Commitment Percentage shall be the percentage obtained by dividing (a) such Lender’s Revolving Credit Exposure (or, to the extent referring to any single Class of

Revolving Loans, such Lender’s Revolving Credit Exposure in respect of such Class) at such time by (b) the Revolving Credit Exposure of all Lenders at such time (or, to the extent referring to any single Class of Revolving Loans, the Revolving Credit Exposure of all Lenders in respect of such Class).

“Revolving Credit Exposure” shall mean, with respect to any applicable Lender at any time, the sum of (x) the aggregate amount of the principal amount of Revolving Loans of such Lender then outstanding and (y) such Lender’s pro rata share of the L/C Obligations at such time under the applicable Revolving Credit Commitment.

“Revolving Credit Facility” shall mean, at any time, the aggregate amount of the Revolving Credit Lenders’ Revolving Credit Commitments at such time.

“Revolving Credit Lender” shall mean, at any time, any Lender that has a Revolving Credit Commitment at such time.

“Revolving Credit Loan Extension Request” shall have the meaning provided in Section 2.14(g)(ii).

“Revolving Loan” shall mean, collectively or individually as the context may require, any (i) Incremental Revolving Credit Loan, (ii) Extended Revolving Credit Loan, or (~~v~~iii) Refinancing Revolving Credit Loan, in each case made pursuant to and in accordance with the terms and conditions of this Agreement.

“S&P” shall mean Standard & Poor’s Ratings Services or any successor by merger or consolidation to its business.

“Sale Leaseback” shall mean any arrangement with any Person providing for the leasing by the Borrower or any Restricted Subsidiary of any real or tangible personal property, which property has been or is to be sold or transferred by the Borrower or such Restricted Subsidiary to such Person in contemplation of such leasing.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“Section 2.14 Additional Amendment” shall have the meaning provided in Section 2.14(g)(iv).

“Section 9.1 Financials” shall mean the financial statements delivered, or required to be delivered, pursuant to Section 9.1(a) or (b), together with the accompanying officer’s certificate delivered, or required to be delivered, pursuant to Section 9.1(d).

“Secured Bank Product Agreement” shall mean any Bank Product Agreement that is entered into by and between Holdings, the Borrower or any of the Restricted Subsidiaries and any Bank Product Provider, which is specified in writing by the Borrower to the Administrative Agent as constituting a Secured Bank Product Agreement hereunder.

“Secured Bank Product Obligations” shall mean Obligations under any Secured Bank Product Agreement.

“Secured Cash Management Agreement” shall mean any Cash Management Agreement that is entered into by and between Holdings, the Borrower or any of the Restricted Subsidiaries and any Cash Management Bank, which is specified in writing by the Borrower to the Administrative Agent as constituting a Secured Cash Management Agreement hereunder.

“Secured Cash Management Obligations” shall mean Obligations under Secured Cash Management Agreements.

“Secured Hedge Agreement” shall mean any Hedge Agreement that is entered into by and between Holdings, the Borrower or any Restricted Subsidiary and any Hedge Bank, which is specified in writing by the Borrower to the Administrative Agent as constituting a “Secured Hedge Agreement” hereunder. For purposes of the preceding sentence, the Borrower may deliver one notice designating all Hedge Agreements entered into pursuant to a specified Master Agreement as “Secured Hedge Agreements”.

“Secured Hedge Obligations” shall mean Obligations under Secured Hedge Agreements.

“Secured Net Leverage Ratio” shall mean, as of any date of determination, the ratio of (i) Consolidated Total Debt that is not Subordinated Indebtedness and is secured by Liens on the Collateral as of the last day of the Test Period then last ended, minus cash and Cash Equivalents (in each case, free and clear of all Liens other than Permitted Liens) of the Borrower and the Restricted Subsidiaries as of the last day of the Test Period then last ended (other than the proceeds of any Indebtedness then being incurred and giving rise to the need to calculate the Secured Net Leverage Ratio) to (ii) Consolidated EBITDA for the Test Period then last ended.

“Secured Parties” shall mean the Administrative Agent, the Collateral Agent and each Lender, in each case with respect to the Credit Facilities, each Hedge Bank that is party to any Secured Hedge Agreement, each Cash Management Bank that is party to a Secured Cash Management Agreement, each Bank Product Provider that is a party to a Secured Bank Product Agreement and each sub-agent pursuant to Section 12 appointed by the Administrative Agent with respect to matters relating to the Credit Facilities or the Collateral Agent with respect to matters relating to any Security Document.

“Securitization Asset” shall mean (a) any accounts receivable or related assets and the proceeds thereof, in each case, subject to a Securitization Facility and (b) all collateral securing such receivable or asset, all contracts and contract rights, guaranties or other obligations in respect of such receivable or asset, lockbox accounts and records with respect to such account or asset and any other assets customarily transferred (or in respect of which security interests are customarily granted), together with accounts or assets in a securitization financing and which in the case of clause (a) and (b) above are sold, conveyed, assigned or otherwise transferred or pledged in connection with a Qualified Securitization Financing.

“Securitization Facility” shall mean any transaction or series of securitization financings that may be entered into by the Borrower or any Restricted Subsidiary pursuant to which the Borrower or any such Restricted Subsidiary may sell, convey or otherwise transfer, or may grant a security interest in, Securitization Assets to either (a) a Person that is not the Borrower or a Restricted Subsidiary or (b) a Securitization Subsidiary that in turn sells such Securitization Assets to a Person that is not the Borrower or a Restricted Subsidiary, or may grant a security interest in, any Securitization Assets of the Borrower or any of its Subsidiaries.

“Securitization Fees” shall mean distributions or payments made directly or by means of discounts with respect to any Securitization Asset or participation interest therein issued or sold in connection with, and other fees and expenses (including reasonable fees and expenses of legal counsel) paid to a Person that is not the Borrower or a Restricted Subsidiary in connection with, any Qualified Securitization Financing.

“Securitization Repurchase Obligation” shall mean any obligation of a seller (or any guaranty of such obligation) of (i) Receivables Assets under a Receivables Facility to repurchase Receivables Assets or (ii) Securitization Assets in a Qualified Securitization Financing to repurchase Securitization Assets, in either case, arising as a result of a breach of a representation, warranty or covenant or otherwise, including, without limitation, as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Securitization Subsidiary” shall mean any Subsidiary of the Borrower in each case formed for the purpose of, and that solely engages in, one or more Qualified Securitization Financings and other activities reasonably related thereto or another Person formed for the purposes of engaging in a Qualified Securitization Financing in which the Borrower or any Restricted Subsidiary makes an Investment and to which the Borrower or such Restricted Subsidiary transfers Securitization Assets and related assets.

“Security Agreement” shall mean each of (i) the U.S. Security Agreement entered into by the applicable U.S. Credit Parties party thereto, and the Collateral Agent for the benefit of the Secured Parties, substantially in the form of Exhibit G-1 (the “U.S. Security Agreement”), (ii) the Canadian General Security Agreement entered into by the Canadian Credit Parties party thereto, and the Collateral Agent for the benefit of the Secured Parties, substantially in the form of Exhibit G-2 (the “Canadian Security Agreement”) and (iii) the U.K. Debenture entered into by Canada Goose International Holdings Limited, Canada Goose Services Limited and the Collateral Agent for the benefit of the Secured Parties, substantially in the form of Exhibit G-3 (the “U.K. Debenture”).

“Security Documents” shall mean, collectively, the Pledge Agreements, the Security Agreements, the IP Security Agreement, the Mortgages (if executed), the ABL/Term Loan Intercreditor Agreement, the Junior Lien Intercreditor Agreement (if executed), the Pari Intercreditor Agreement (if executed), all deeds of hypothec executed and delivered under the laws of the Province of Quebec, and each other security agreement or other instrument or document executed and delivered pursuant to Section 9.9, 9.10 or 9.12 or pursuant to any other such Security Documents to secure the Obligations.

“Series” shall have the meaning provided in Section 2.14(a).

“Seventh Amendment” shall mean that certain Refinancing Amendment and Seventh Amendment to Credit Agreement, dated as of August 21, 2025, by and among the Borrower, Holdings, the other Credit Parties party thereto, the Lenders listed on the signature pages thereto, the Administrative Agent and the Collateral Agent.

“Seventh Amendment Effective Date” shall mean the date on which all the conditions precedent set forth in Section 5 of the Seventh Amendment shall have been satisfied or waived in accordance with the terms thereof. For the avoidance of doubt, the Seventh Amendment Effective Date shall be August 21, 2025.

“Seventh Amendment Fee Letter” shall mean, collectively, (i) that certain Amended and Restated Engagement Letter, dated as of August 15, 2025, by and among the Borrower and the Seventh Amendment Lead Arrangers, (ii) that certain Amended and Restated Arranger Fee Letter, dated as of August 15, 2025, by and among the Borrower and the Seventh Amendment Lead Arrangers and (iii) that certain Agent Fee Letter, dated as of August 5, 2025, by and among the Borrower and the other parties thereto.

“Seventh Amendment Lead Arrangers” shall mean the “Lead Arrangers” defined as such in the Seventh Amendment.

“Seventh Amendment Maturity Date Extension” shall have the meaning provided in the recitals to this Agreement.

“Shareholder” shall mean Brent (BC) Finco S.à r.l., a Luxembourg société à responsabilité limitée, and includes its successors by amalgamation or otherwise.

“Shareholder Loan Agreement” shall mean collectively, that certain (i) senior convertible subordinated note, dated as of December 9, 2013, issued by Holdings in favour of the Shareholder and (ii) any unsecured junior convertible subordinated promissory grid notes issued from time to time by Holdings in favor of the Shareholder in connection with the reinvestment by the Shareholder of a portion of the interest paid by Holdings on the Shareholder Subordinate Debt in accordance with the Shareholder Subordination Agreement, in the case of each of the notes described in the foregoing clauses (i) and (ii), as such agreement may be amended, revised, replaced, supplemented or restated from time to time in accordance with the terms of the Shareholder Subordination Agreement, including increases to the principal amount outstanding thereunder as set forth therein.

“Shareholder Subordinate Debt” shall mean all indebtedness owing by Holdings to the Shareholder pursuant to the Shareholder Loan Agreement.

“Shareholder Subordination Agreement” shall mean the subordination and postponement agreement, dated as of the Closing Date, among the Shareholder, Holdings, and the Administrative Agent, as such agreement may be amended, revised, replaced, supplemented or restated from time to time.

“Significant Subsidiary” shall mean, at any date of determination, (a) any Restricted Subsidiary whose gross revenues for the Test Period most recently ended on or prior to such date were equal to or greater than 10% of the consolidated gross revenues of the Borrower and the

Restricted Subsidiaries for such period, determined in accordance with IFRS or (b) each other Restricted Subsidiary that, when such Restricted Subsidiary’s total gross revenues are aggregated with each other Restricted Subsidiary that is the subject of an Event of Default described in Section 11.5 would constitute a “Significant Subsidiary” under clause (a) above.

“Similar Business” shall mean any business conducted or proposed to be conducted by the Borrower and the Restricted Subsidiaries, taken as a whole, on the ~~Closing~~Seventh Amendment Effective Date or any other business activities which are reasonable extensions thereof or otherwise similar, incidental, complementary, synergistic, reasonably related, or ancillary to any of the foregoing (including non-core incidental businesses acquired in connection with any Permitted Acquisition or permitted Investment), in each case as determined by the Borrower in good faith.

“Sixth Amendment” shall mean that certain Sixth Amendment to Credit Agreement, dated as of the Sixth Amendment Effective Date, between the Borrower and the Administrative Agent.

“Sixth Amendment Effective Date” shall have the meaning assigned to such term in the Sixth Amendment.

“SOFR” shall mean a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” shall mean the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“Solvent” shall mean, after giving effect to the ~~consummation of the Transactions~~applicable transactions occurring on the Seventh Amendment Effective Date, that (i) the fair value of the assets (on a going concern basis) of the Borrower and its Restricted Subsidiaries, on a consolidated basis, exceeds, on a consolidated basis, their debts and liabilities, subordinated, contingent or otherwise, (ii) the present fair saleable value of the property (on a going concern basis) of the Borrower and its Restricted Subsidiaries, on a consolidated basis, is greater than the amount that will be required to pay the probable liability, on a consolidated basis, of their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured in the ordinary course of business, (iii) the Borrower and its Restricted Subsidiaries, on a consolidated basis, are able to pay their debts and liabilities, subordinated, contingent or otherwise, as such liabilities become absolute and matured in the ordinary course of business and (iv) the Borrower and its Restricted Subsidiaries, on a consolidated basis, are not engaged in, and are not about to engage in, business contemplated as of the ~~Fourth~~Seventh Amendment Effective Date for which they have unreasonably small capital. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability.

“Specified Existing Revolving Credit Commitment” shall have the meaning provided in Section 2.14(g)(ii).

“Specified Representations” shall mean the representations and warranties with respect to the Credit Parties set forth in Sections 8.1(a) (with respect to the organizational existence of the Credit Parties only), 8.2 (with respect to organizational power and authority of the Credit Parties and due authorization, execution and delivery by the Credit Parties, in each case, as they relate to their entry into and performance of, the Credit Documents, and enforceability of the Credit Documents against the Credit Parties), 8.3(c) (with respect to the Credit Parties only and as related to the borrowing under, guaranteeing under, granting of security interests in the Collateral pursuant to, and performance of, the Credit Documents by the Credit Parties), 8.5, 8.7, 8.17, 8.18 and~~, subject to the proviso contained in Section 6.1(b),~~ 8.19 of this Agreement.

“Specified Transaction” shall mean, with respect to any period, (i) any Investment that results in a Person becoming a Restricted Subsidiary, (ii) any designation of a Subsidiary as a Restricted Subsidiary or an Unrestricted Subsidiary, (iii) any Permitted Acquisition, (iv) any disposition that results in a Restricted Subsidiary ceasing to be a Subsidiary, (v) any Investment in, acquisition of or disposition of assets constituting a business unit, line of business or division of, or all or substantially all of the assets of, another Person, (vi) any Restricted Payment, (vii) any borrowing of any New Term Loan or establishment of any Incremental Revolving Credit Commitment, or (viii) any other event that by the terms of this Agreement requires Pro Forma Compliance with a test or covenant hereunder or requires such test or covenant to be calculated on a Pro Forma Basis or giving Pro Forma Effect to any such transaction or event.

“Sponsor” shall mean Bain and/or its Affiliates (including, as applicable, related funds, general partners thereof and limited partners thereof, but solely to the extent any such limited partners are directly or indirectly participating as investors pursuant to a side-by-side investing arrangement, but not including, however, any portfolio company of any of the foregoing).

“Sponsor Management Agreement” ~~shall mean~~ shall mean the Management Agreement, dated as of December 9, 2013, between Sponsor, Holdings and the Borrower, as amended, restated, amended and restated, supplemented or otherwise modified from time to time in any manner that is not adverse to the Lenders in any material respect.

“SPV” shall have the meaning provided in Section 13.6(g).

“Standard Securitization Undertakings” shall mean representations, warranties, covenants and indemnities entered into by the Borrower or any Restricted Subsidiary which the Borrower has determined in good faith to be customary in a Securitization Facility, including, without limitation, those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stock Equivalents” shall mean all securities convertible into or exchangeable for Capital Stock and all warrants, options, or other rights to purchase or subscribe for any Capital Stock, whether or not presently convertible, exchangeable, or exercisable, excluding from the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock, until any such conversion.

“Store” shall mean any retail store (which includes any real property, fixtures, equipment, inventory and other property related thereto) operated, or to be operated, by the Borrower or any Restricted Subsidiary.

“Subject Default” shall have the meaning provided in Section 1.2(l).

“Subject Lien” shall have the meaning provided in Section 10.2(a).

“Subordinated Indebtedness” shall mean Indebtedness of the Borrower or any Restricted Subsidiary that is a Guarantor that is by its terms subordinated in right of payment to the obligations of the Borrower or such Guarantor, as applicable, under this Agreement or the Guarantee, as applicable.

“Subsequent Transaction” shall have the meaning provided in Section 1.12(f).

“Subsidiary” of any Person shall mean a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise expressly provided, all references herein to a Subsidiary shall mean a Subsidiary of the Borrower.

Notwithstanding the foregoing, ~~without limitation, in each case, at the election of~~if elected by the Borrower (in its sole discretion) (a “Deemed Subsidiary Election”), ~~any~~so long as (x) the Borrower does not beneficially own a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) of CG Japan (or any other Person that constitutes a joint venture of the Borrower or any Restricted Subsidiary that is formed for the purpose of engaging in a Similar Business ~~shall be deemed to constitute a Subsidiary under the Credit Documents (for the avoidance of doubt, to the extent such Person does not otherwise constitute a Subsidiary hereunder), in each case, so long as~~) and (y) not less than 50.0% of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) of CG Japan (or any such joint venture) are at the time beneficially owned, or the management of which is otherwise controlled, directly~~,~~ or indirectly through one or more intermediaries, or both, by the Borrower or any Restricted Subsidiary of the Borrower~~.~~, CG Japan (or any such joint venture) shall be deemed to constitute a Subsidiary under the Credit Documents solely for purposes of (i) determining Consolidated EBITDA, Consolidated Net Income, Consolidated Interest Expense, Consolidated Total Debt, Consolidated First Lien Secured Debt, the Interest Coverage Ratio, the Total Net Leverage Ratio, the Secured Net Leverage Ratio and the First Lien Net Leverage Ratio, and (ii) the reporting covenants required pursuant to Section 9.1.

“Successor Borrower” shall have the meaning provided in Section 10.3(a).

“Swap Obligation” shall mean, with respect to any Credit Party, any obligation to pay or perform under any agreement, contract, or transaction that constitutes a “swap” within the meaning of section 1(a)(47) of the Commodity Exchange Act.

“Tax Distributions” shall mean payments made by the Borrower or any other Credit Party to Holdings or any direct or indirect parent of Holdings, the proceeds of which will be used to pay the amount any such Person would be required to pay in respect of Taxes attributable to the income of the Borrower and its Subsidiaries; provided, however, the aggregate of all such payments in respect of any tax year to Holdings and any direct or indirect parent of Holdings shall not exceed the Taxes or the income of such Person that is attributable to the Borrower and its Subsidiaries; provided, further, that any such payment in respect of the income of an Unrestricted Subsidiary shall be permitted only to the extent that cash distributions were made by such Unrestricted Subsidiary to the Borrower or any of its Restricted Subsidiaries for such purpose.

“Taxes” shall mean any and all present or future taxes, duties, levies, imposts, assessments, deductions, withholdings (including backup withholding), fees, or other similar charges imposed by any Governmental Authority and any interest, fines, penalties, or additions to tax with respect to the foregoing.

“Term Loan Commitment” shall mean, with respect to each Lender, such Lender’s Initial Term Loan Commitment, 2019 Refinancing Term Loan Commitment, 2020 New Term Loan Commitment, 2020 Refinancing Term Loan Commitment, 2021 Refinancing Term Loan Commitment, 2025 New Term Loan Commitment, 2025 Refinancing Term Loan Commitment, and, if applicable, commitment with respect to any Extension Series, New Term Loan Commitment with respect to any Series, Refinancing Term Loan Commitment with respect to any Refinancing Series and Replacement Term Loan Commitment with respect to any Replacement Series.

“Term Loan Extension Request” shall have the meaning provided in Section 2.14(g)(i).

“Term Loan Increase” shall have the meaning provided in Section 2.14(a).

“Term Loan Lender” shall mean, at any time, any Lender that has a Term Loan Commitment or an outstanding Term Loan.

“Term Loan Maturity Date” shall mean ~~October 7~~August 23, ~~2027~~2032 .

~~“Term Loan Repayment Amount” shall have the meaning provided in Section 2.5(b).~~

~~“Term Loan Repayment Date” shall have the meaning provided in Section 2.5(b).~~

“Term Loans” shall mean the Initial Term Loans, the 2019 Refinancing Term Loans, the 2020 Refinancing Term Loans (including the 2020 New Term Loans), the 2021 Refinancing Term Loans, the 2025 Refinancing Term Loans (including the Extended Existing Term Loans and the 2025 New Term Loans), any New Term Loans, any Replacement Term Loans, any Refinancing Term Loans, and any Extended Term Loans, collectively.

“Term Priority Collateral” shall mean the “Term Priority Collateral” as defined in the ABL/Term Loan Intercreditor Agreement.

“Term SOFR” shall mean,

(i) for any calculation with respect to a Term SOFR Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day, and

(ii) for any calculation with respect to an ABR Loan on any day, the Term SOFR Reference Rate for a tenor of one month on the day (such day, the “Base Rate Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to such day, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Base Rate Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Base Rate Term SOFR Determination Day.

~~“Term SOFR Adjustment” means, for any calculation with respect to a SOFR Loan, a percentage per annum as set forth below for the applicable Interest Period therefor:~~

~~Interest Period~~	~~Percentage~~
~~One month (or less than one month)~~	~~0.11448~~	%
~~Three months~~	~~0.26161~~	%
~~Six months~~	~~0.42826~~	%
~~Twelve months~~	~~0.71513~~	%

“Term SOFR Administrator” shall mean CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).

“Term SOFR Loan” shall mean a Loan that bears interest at a rate based on Adjusted Term SOFR, other than pursuant to clause (iii) of the definition of “ABR”.

“Term SOFR Reference Rate” shall mean the forward-looking term rate based on SOFR.

“Test Period” shall mean, for any determination under this Agreement, the four consecutive fiscal quarters of the Borrower then last ended and for which Section 9.1 Financials shall have been delivered (or were required to be delivered) to the Administrative Agent (or, before the first delivery of Section 9.1 Financials, the most recent period of four fiscal quarters at the end of which financial statements are available).

“Third Amendment” shall mean that certain Third Amendment to Credit Agreement, dated as of May 10, 2019, among Holdings, the Borrower, the Subsidiaries of the Borrower party thereto, the Lenders party thereto, the Administrative Agent and the Collateral Agent.

“Third Amendment Effective Date” shall have the meaning assigned to such term in the Third Amendment.

“Total Credit Exposure” shall mean, at any date, the sum, without duplication, of (i) the Total Revolving Credit Commitments at such date (or, if any applicable Total Revolving Credit Commitments shall have terminated on such date, the aggregate Revolving Credit Exposure of all applicable Revolving Credit Lenders at such date), (ii) the Total Term Loan Commitment at such date, and (iii) without duplication of clause (ii), the aggregate outstanding principal amount of all Term Loans at such date.

“Total Net Leverage Ratio” shall mean, as of any date of determination, the ratio of (i) Consolidated Total Debt as of ~~such date of determination~~the last day of the Test Period then last ended, minus cash and Cash Equivalents (in each case, free and clear of all Liens other than Permitted Liens) of the Borrower and the Restricted Subsidiaries as of the last day of the Test Period then last ended (other than the proceeds of any Indebtedness then being incurred and giving rise to the need to calculate the Total Net Leverage Ratio) to (ii) Consolidated EBITDA for the Test Period then last ended.

“Total Outstandings” shall mean, at any time, the aggregate Outstanding Amount of all Loans and all L/C Obligations at such time.

“Total Revolving Credit Commitment” shall mean the sum of the Revolving Credit Commitments and, if applicable, any Extended Revolving Credit Commitments, Incremental Revolving Credit Commitments and Refinancing Revolving Credit Commitments, in each case, of all the Lenders.

“Total Term Loan Commitment” shall mean the sum of the ~~2021~~2025 Refinancing Term Loan Commitments, the 2025 New Term Loan Commitments and, if applicable, any New Term Loan Commitments, Replacement Term Loan Commitments, Refinancing Term Loan

Commitments, or commitments in respect of Extended Term Loans, in each case, of all the Lenders.

“Transaction Expenses” shall mean any fees, costs, or expenses incurred or paid by Holdings, the Borrower or any of their respective Affiliates in connection with the Transactions (including expenses in connection with hedging transactions, if any, and payments to officers, employees and directors as change of control payments, severance payments, special or retention bonuses, payments on account of phantom units and charges for repurchase or rollover of, or modifications to, equity options and/or restricted equity), this Agreement and the other Credit Documents and the transactions contemplated hereby and thereby, including any currency hedges entered into in connection with the financing of the Transactions.

“Transactions” shall mean, collectively, the transactions constituting or contemplated by this Agreement and the other Credit Documents, the Closing Distribution and any repayment, repurchase, prepayment, or defeasance of Indebtedness of the Borrower or any of its Subsidiaries in connection therewith, the consummation of any other transactions in connection with the foregoing (including the payment of the fees, costs and expenses incurred in connection with any of the foregoing (including the Transaction Expenses)).

“Transferee” shall have the meaning provided in Section 13.6(e).

“Type” shall mean as to any Loan, its nature as an ABR Loan or a Term SOFR Loan.

“UCC” or “Uniform Commercial Code” shall mean the Uniform Commercial Code as in effect from time to time in the State of New York; provided, however, that if a term is defined in Article 9 of the Uniform Commercial Code differently than in another Article thereof, the term shall have the meaning set forth in Article 9; provided, further, that, if by reason of mandatory provisions of law, perfection, or the effect of perfection or non-perfection, of a security interest in any Collateral or the availability of any remedy hereunder is governed by the Uniform Commercial Code as in effect in a jurisdiction other than New York, “UCC” or “Uniform Commercial Code” shall mean the Uniform Commercial Code as in effect in such other jurisdiction from time to time for purposes of the provisions hereof relating to such perfection or effect of perfection or non-perfection or availability of such remedy, as the case may be.

“UK Collateral Documents” shall mean the U.K. Debenture and the U.K. Share Charge.

“U.K. Debenture” shall have the meaning provided in the definition of Security Agreement.

“U.K. Financial Institution” shall mean any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended form time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“U.K. Resolution Authority” shall mean the Bank of England or any other public administrative authority having responsibility for the resolution of any U.K. Financial Institution.

“U.K. Share Charge” shall have the meaning provided in the definition of Pledge Agreement.

“U.K. Subsidiary” shall mean each Subsidiary of the Borrower that is organized under the laws of England and Wales.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Unrestricted Subsidiary” shall mean (i) any Subsidiary of the Borrower which at the time of determination is an Unrestricted Subsidiary (as designated by the Borrower, as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary.

The Borrower may designate any Subsidiary of the Borrower (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Borrower or any Subsidiary of the Borrower (other than any Subsidiary of the Subsidiary to be so designated or any Unrestricted Subsidiary); provided that,

(a) such designation complies with Section 10.5, and

(b) immediately after giving effect to such designation no Event of Default shall have occurred and be continuing or would result therefrom.

The Borrower may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation no Event of Default shall have occurred and be continuing.

Any such designation by the Borrower shall be notified by the Borrower to the Administrative Agent by promptly delivering to the Administrative Agent a certificate of an Authorized Officer of the Borrower certifying that such designation complied with the foregoing provisions. For the avoidance of doubt, for so long as any ABL Credit Documents are in effect, no Subsidiary shall be an Unrestricted Subsidiary hereunder unless such Subsidiary is also an Unrestricted Subsidiary (as defined in the ABL Credit Agreement) under the ABL Credit Documents.

Notwithstanding anything in this Agreement to the contrary, (i) the Borrower and its Restricted Subsidiaries shall not make any Investment in an Unrestricted Subsidiary in the form of Material Intellectual Property outside of the ordinary course of business or (ii) designate any Restricted Subsidiary holding any Material Intellectual Property as an Unrestricted Subsidiary.

“U.S.” and “United States” shall mean the United States of America.

“U.S. Dollars” and “U.S.$” shall mean dollars in lawful currency of the United States.

“U.S. GAAP” shall mean generally accepted accounting principles in the United States, as in effect from time to time.

“U.S. Government Securities Business Day” shall mean any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“U.S. Pledge Agreement” shall have the meaning provided in the definition of Pledge Agreement.

“U.S. Security Agreement” shall have the meaning provided in the definition of Security Agreement.

“U.S. Subsidiary” shall mean each Subsidiary of the Borrower that is organized under the laws of the United States, any state thereof, or the District of Columbia.

“Voting Stock” shall mean, with respect to any Person as of any date, the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors (or analogous governing body) of such Person.

“Weighted Average Life to Maturity” shall mean, when applied to any Indebtedness, Disqualified Stock or preferred Capital Stock, as the case may be, at any date, the number of years obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining scheduled installment, sinking fund, serial maturity or other required scheduled payments of principal, including payment at final scheduled maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment by (b) the then outstanding principal amount of such Indebtedness, Disqualified Stock or preferred Capital Stock; provided that for purposes of determining the Weighted Average Life to Maturity of any Indebtedness, Disqualified Stock or preferred Capital Stock that is being modified, refinanced, refunded, renewed, replaced or extended (the “Applicable Indebtedness”), the effects of any prepayments or amortization made on such Applicable Indebtedness prior to the date of the applicable modification, refinancing, refunding, renewal, replacement or extension shall be disregarded.

“Wholly-Owned Restricted Subsidiary” of any Person shall mean a Restricted Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interests of which (other than (x) directors’ qualifying shares or other ownership interests and (y) a nominal number of shares or other ownership interests issued to foreign nationals to the extent required by applicable laws) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

“Wholly-Owned Subsidiary” of any Person shall mean a Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interests of which (other than (x) directors’ qualifying shares or other ownership interests and (y) a nominal number of shares or other ownership interests issued to foreign nationals to the extent required by applicable laws) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

“Withdrawal Liability” shall mean liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Title IV of ERISA.

“Withholding Agent” shall mean any Credit Party, the Administrative Agent and any other applicable withholding agent.

“Write-Down and Conversion Powers” shall mean, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any U.K. Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

Section 1.2. Other Interpretive Provisions. With reference to this Agreement and each other Credit Document, unless otherwise specified herein or in such other Credit Document:

(a) The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(b) The words “herein”, “hereto”, “hereof’ and “hereunder” and words of similar import when used in any Credit Document shall refer to such Credit Document as a whole and not to any particular provision thereof.

(c) Section, Exhibit, and Schedule references are to the Credit Document in which such reference appears.

(d) The term “including” is by way of example and not limitation. The word “or” is not exclusive.

(e) The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(f) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including”. On and after April 1, 2019, references herein to “month”, “quarter” and “year” shall be construed to reflect the following convention: (a) each quarter shall consist of 13 weeks, (b) (i) the first month of each quarter shall be comprised of the first consecutive four week period of such quarter (the “First Month”), (ii) the second month of each quarter shall be comprised of the consecutive four week period immediately following the First Month of such quarter (the “Second Month”); provided that for certain years as reasonably determined by the Borrower, the Second Month of the fourth quarter of such year shall be comprised of five weeks, and (iii) the third month of each quarter shall be comprised of the consecutive five week period immediately following the Second Month of such quarter, and (c) each year shall consist of four such quarters; provided that the foregoing shall not apply in connection with (x) the calculation of any Interest Period or any interest due on any Term SOFR Loans or ABR Loans, including, without limitation, Sections 2.8, 2.9, and 5.5, (y) the definition of “Reinvestment Period and (z) the applicability of any sunset or time period with respect to which any “most favored nation” pricing protection or prepayment premium applies hereunder.

(g) Section headings herein and in the other Credit Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Credit Document.

(h) The words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(i) All references to “knowledge” or “awareness” of any Credit Party or any Restricted Subsidiary thereof means the actual knowledge of an Authorized Officer of such Credit Party or such Restricted Subsidiary.

(j) All references to “in the ordinary course of business” of the Borrower or any Subsidiary thereof means (i) in the ordinary course of business of, or in furtherance of an objective that is in the ordinary course of business of the Borrower or such Subsidiary, as applicable, (ii) customary and usual in the industry or industries of the Borrower and its Subsidiaries in Canada, the United States or any other jurisdiction in which the Borrower or any Subsidiary does business, as applicable, or (iii) generally consistent with the past or current practice of the Borrower or such Subsidiary, as applicable, or any similarly situated businesses in Canada, the United States or any other jurisdiction in which the Borrower or any Subsidiary does business, as applicable.

(k) Any reference herein to a merger, transfer, consolidation, amalgamation, assignment, sale, disposition or transfer, or similar term, shall be deemed to apply to a division of or by a limited liability company, limited partnership or trust, or an allocation of assets to a series of a limited liability company, limited partnership or trust (or the unwinding of such a division or allocation), as if it were a merger, transfer, consolidation, amalgamation, assignment, sale or transfer, or similar term, as applicable, to, of or with a separate Person.

(l) In the case of any cure or waiver, the Borrower, the applicable Credit Parties, the Lenders and the Administrative Agent shall be restored to their former positions and rights hereunder and under the other Credit Documents, and any Default or Event of Default cured or waived shall be deemed to be cured and not continuing, it being understood that, except as otherwise provided in this clause (l), no such cure or waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon. If any Default or Event of Default under any Credit Document (a “Subject Default”) occurs due to (i) the failure by any Credit Party or other Restricted Subsidiary to take any action by a specified time, such Default or Event of Default shall be deemed to have been cured at the time, if any, that the applicable Credit

Party or other Restricted Subsidiary takes such action or (ii) the taking of any action by any Credit Party or other Restricted Subsidiary that is not then permitted by the terms of this Agreement or any other Credit Document, such Default or Event of Default shall be deemed to be cured on the earlier to occur of (x) the date on which such action would be permitted at such time to be taken under this Agreement and the other Credit Documents and (y) the date on which such action is unwound or otherwise modified to the extent necessary for such revised action to be permitted at such time by this Agreement and the other Credit Documents, in each case, (1) to the extent that the Borrower has delivered any notice required to be delivered to the Administrative Agent after an Authorized Officer obtains actual knowledge that such Event of Default exists and (2) there has not been any acceleration of the Loans or Obligations following such Subject Default. If any Subject Default is subsequently cured, any other Default or Event of Default resulting from the making or deemed making of any representation or warranty by any Credit Party or the taking of any action by any Credit Party or any Subsidiary of any Credit Party, in each case which subsequent Default or Event of Default would not have arisen had the Subject Default not occurred, shall be deemed to be cured automatically upon the cure of such Subject Default, in each case, so long as the Borrower or the applicable Restricted Subsidiary did not have actual knowledge that the applicable Subject Default had occurred and was continuing at the time of the taking of the applicable action that was not permitted during, and as a result of, the continuance of such Subject Default. Notwithstanding the foregoing, no Event of Default pursuant to Section 11.7, 11.8 or 11.9 may be deemed cured under this clause (l) that directly results in material impairment of the rights and remedies of the Lenders, Collateral Agent and Administrative Agent under the Credit Documents and that is incapable of being cured.

Section 1.3. Accounting Terms.

(a) Except as expressly provided herein, all accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, IFRS, applied in a consistent manner.

(b) Where reference is made to “the Borrower and the Restricted Subsidiaries on a consolidated basis” or similar language, such consolidation shall not include any Subsidiaries of the Borrower other than Restricted Subsidiaries.

(c) Notwithstanding anything in this Agreement to the contrary, unless the Borrower has requested an amendment after the Third Amendment Effective Date pursuant to the definition of “IFRS” with respect to the treatment of leases (including operating leases and Capital Leases) under IFRS 16 (Leases) and until such amendment has become effective, each provision under this Agreement, shall, in each case, be determined without giving effect to IFRS 16 (Leases) (except that financial statements delivered pursuant to Section 9.1 may be prepared in accordance with IFRS (including giving effect to IFRS 16 (Leases)) as in effect at the time of such delivery).

Section 1.4. Rounding. Any financial ratios required to be maintained by the Borrower pursuant to this Agreement (or required to be satisfied in order for a specific action to be permitted under this Agreement) shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number.

Section 1.5. References to Agreements Laws, Etc. Unless otherwise expressly provided herein, (a) references to Organizational Documents, agreements (including the Credit Documents), and other Contractual Requirements shall be deemed to include all subsequent amendments, restatements, amendment and restatements, extensions, supplements, modifications, replacements, refinancings, renewals, or increases, but only to the extent that such amendments, restatements, amendment, and restatements, extensions, supplements, modifications, replacements, refinancings, renewals, or increases are not prohibited by any Credit Document; and (b) references to any Requirement of Law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing, or interpreting such Requirement of Law.

Section 1.6. Exchange Rates.

(a) Any amount specified in this Agreement (other than in Sections 2 (excluding Section 2.14), 12 and 13) or any of the other Credit Documents to be in Dollars or U.S. Dollars, as applicable, shall also include the equivalent of such amount in any currency other than Dollars or U.S. Dollars, respectively, such equivalent amount to be determined at the rate of exchange quoted by the Reuters World Currency Page (or, in the event such rate does not appear on any Reuters World Currency page, by reference to such other publicly available service for displaying exchange rates as may be agreed upon by the Administrative Agent and the Borrower, or, in the absence of such agreement, by reference to such publicly available service for displaying exchange rates as the Administrative Agent selects in its reasonable discretion) for the applicable currency at 11:00 a.m. (London time) either, at the Borrower’s election, (i) in the case of any Indebtedness, (x) on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt or (y) on the date of pricing or allocation, whichever the Borrower elects, of such Indebtedness and (ii) in the case of the making of any Investment, any disposition or any other transaction, (x) on the date of consummation of such Investment, disposition or other transaction or (y) the date the agreement governing such Investment, disposition or other transaction was executed.

(b) For purposes of determining the First Lien Net Leverage Ratio, the Secured Net Leverage Ratio and the Total Net Leverage Ratio, the amount of Indebtedness shall reflect the currency translation effects, determined in accordance with IFRS, of Hedge Agreements permitted hereunder for currency exchange risks with respect to the applicable currency in effect on the date of determination of the Dollar or U.S. Dollar, as applicable, equivalent of such Indebtedness.

(c) Notwithstanding the foregoing, for purposes of determining compliance with Sections 2.14, 10.1, 10.2, 10.4 and 10.5 and the definitions of “Asset Sale”, “Maximum Incremental Facilities Amount”, “Permitted Investments” and “Permitted Liens” with respect to the amount of any Indebtedness, Lien, Asset Sale, disposition, Investment or Restricted Payment in a currency other than Dollars, no Default or Event of Default shall be deemed to have occurred solely as a result of changes in rates of currency exchange occurring after the time such Indebtedness or Lien is incurred or such disposition, Asset Sale, Investment or Restricted

Payment is made (so long as such Indebtedness, Lien, disposition, Asset Sale, Investment or Restricted Payment at the time incurred or made was permitted hereunder).

(d) Each provision of this Agreement shall be subject to such reasonable changes of construction as the Administrative Agent may from time to time specify with the Borrower’s consent to appropriately reflect a change in currency of any country and any relevant market conventions or practices relating to such change in currency.

Section 1.7. Rates. The Administrative Agent does not warrant, nor accept any responsibility, nor shall the Administrative Agent have any liability with respect to, the continuation of, administration of, submission of, calculation of or any other matter related to ABR, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR or any other Benchmark or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement), will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, ABR, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, such Benchmark or any other Benchmark prior to its discontinuance or unavailability. The Administrative Agent and its affiliates or other related entities may engage in transactions that affect the calculation of ABR, the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR, any other Benchmark, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain ABR, the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR or any other Benchmark, or any component definition thereof or rates referred to in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

Section 1.8. Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

Section 1.9. Timing of Payment or Performance. Except as otherwise expressly provided herein, when the payment of any obligation or the performance of any covenant, duty, or obligation is stated to be due or performance required on (or before) a day which is not a Business Day, the date of such payment (other than as described in the definition of Interest Period) or performance shall extend to the immediately succeeding Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be.

Section 1.10. Certifications. All certifications to be made hereunder by an officer or representative of a Credit Party shall be made by such a Person in his or her capacity solely as an officer or a representative of such Credit Party, on such Credit Party’s behalf and not in such Person’s individual capacity.

Section 1.11. Compliance with Certain Sections.

(a) For purposes of determining compliance with Section 10, in the event that any Lien, Investment, Indebtedness (whether at the time of incurrence or upon application of all or a portion of the proceeds thereof), disposition, Restricted Payment, Affiliate transaction, Contractual Requirement, or prepayment of Indebtedness meets the criteria of one, or more than one, of the “baskets” or categories of transactions then permitted pursuant to any clause or subsection of Section 10, such transaction (or portion thereof) at any time shall be permitted under one or more of such clauses at the time of such transaction or any later time from time to time, in each case, as determined by the Borrower in its sole discretion at such time and thereafter may be reclassified by the Borrower in any manner not expressly prohibited by this Agreement.

(b) With respect to any amounts incurred or transactions entered into (or consummated) in reliance upon a provision of this Agreement that does not require compliance with a financial ratio or leverage test (any such amounts, the “Fixed Amounts”) substantially concurrently with any amounts incurred or transactions entered into (or consummated) in reliance on a provision of this Agreement that requires compliance with a financial ratio or leverage test (any such amounts, the “Incurrence-Based Amounts”), it is understood and agreed that the Fixed Amounts shall be disregarded in the calculation of the financial ratio or leverage test applicable to the Incurrence-Based Amounts. In addition, any Indebtedness (and associated Liens, subject to the applicable priorities required pursuant to the applicable Incurrence-Based Amounts), Investments, prepayments of debt and Restricted Payments incurred in reliance on Fixed Amounts may be reclassified at any time, as the Borrower may elect from time to time, as incurred under any applicable Incurrence-Based Amounts if the Borrower subsequently meets the applicable ratio or leverage test for such Incurrence-Based Amounts on a Pro Forma Basis (or would have met such ratio or leverage test, in which case, such reclassification shall be deemed to have automatically occurred if not elected by the Borrower).

(c) If any Lien, Investment, Indebtedness, Disqualified Stock or preferred Capital Stock, disposition or other sale or transfer of assets, Restricted Payment, Affiliate transaction, prepayment or redemption of Indebtedness or other transaction or action is incurred, issued or consummated in reliance on a provision measured by reference to a percentage of Consolidated EBITDA or Consolidated Total Assets, and any such Lien, Investment, Indebtedness, Disqualified Stock or preferred Capital Stock, disposition or other sale or transfer of assets, Restricted Payment, Affiliate transaction, prepayment or redemption of Indebtedness or other transaction or action would subsequently exceed the applicable percentage of Consolidated EBITDA or Consolidated Total Assets, as applicable, under such provision if calculated based on the Consolidated EBITDA or Consolidated Total Assets, as applicable, on a later date (including the date of any refinancing), such percentage of Consolidated EBITDA or Consolidated Total Assets, as applicable, will be deemed not to be exceeded; provided that, in the case of refinancing any Indebtedness, Disqualified Stock or preferred Capital Stock (and any related Lien) in reliance on this clause (c), the principal amount of such refinancing Indebtedness, Disqualified Stock or preferred Capital Stock does not exceed the aggregate outstanding principal amount, accreted value or liquidation preference of the refinanced Indebtedness, Disqualified Stock or preferred Capital Stock, plus the amount of any unused commitments thereunder, plus accrued interest, fees, expenses, defeasance costs and premium

(including call and tender premiums), if any, under the refinanced Indebtedness, Disqualified Stock or preferred Capital Stock, plus underwriting discounts, fees, commissions and expenses (including original issue discount, upfront fees and similar items) in connection with the refinancing of such Indebtedness, Disqualified Stock or preferred Capital Stock and the incurrence or issuance of such refinancing Indebtedness, Disqualified Stock or preferred Capital Stock.

Section 1.12. Pro Forma and Other Calculations.

(a) Notwithstanding anything to the contrary herein, financial ratios and tests, including the Interest Coverage Ratio, the First Lien Net Leverage Ratio, the Secured Net Leverage Ratio and the Total Net Leverage Ratio, and compliance with covenants determined by reference to Consolidated EBITDA or Consolidated Total Assets, shall be calculated in the manner prescribed by this Section 1.12; provided that notwithstanding anything to the contrary in clauses (b), (c), (d) or (e) of this Section 1.12, when calculating the First Lien Net Leverage Ratio for purposes of Section 5.2(a)(ii), in each case, the events described in this Section 1.12 that occurred subsequent to the end of the applicable Test Period shall not be given pro forma effect.

(b) For purposes of calculating any financial ratio or test or compliance with any covenant determined by reference to Consolidated EBITDA or Consolidated Total Assets, Specified Transactions (with any incurrence or repayment of any Indebtedness in connection therewith to be subject to clause (d) of this Section 1.12) that have been made (i) during the applicable Test Period or (ii) other than as described in the proviso to clause (a) above, subsequent to such Test Period and prior to or simultaneously with the event for which the calculation of any such ratio or test, or any such calculation of Consolidated EBITDA or Consolidated Total Assets, is made shall be calculated on a pro forma basis assuming that all such Specified Transactions (and any increase or decrease in Consolidated EBITDA and the component financial definitions used therein attributable to any Specified Transaction) had occurred on the first day of the applicable Test Period (or, in the case of Consolidated Total Assets, on the last day of the applicable Test Period). If since the beginning of any applicable Test Period any Person that subsequently became a Restricted Subsidiary or was merged, amalgamated or consolidated with or into the Borrower or any of the Restricted Subsidiaries since the beginning of such Test Period shall have made any Specified Transaction that would have required adjustment pursuant to this Section 1.12, then such financial ratio or test (or Consolidated EBITDA or Consolidated Total Assets) shall be calculated to give pro forma effect thereto in accordance with this Section 1.12.

(c) Whenever pro forma effect is to be given to a Specified Transaction, the pro forma calculations shall be made in good faith by an Authorized Officer of the Borrower and may include, for the avoidance of doubt, the amount of “run-rate” cost savings, operating expense reductions and synergies resulting from or relating to such Specified Transaction projected by the Borrower in good faith to be realized as a result of actions taken or with respect to which substantial steps have been taken or are expected to be taken (calculated on a pro forma basis as though such cost savings, operating expense reductions and synergies had been realized on the first day of such period and as if such cost savings, operating expense reductions and synergies were realized during the entirety of such period and such that “run-rate” means the full recurring benefit for a period that is associated with any action taken, for which substantial steps have been taken or are expected to be taken (including any savings expected to result from the elimination of a public target’s compliance costs with public company requirements) net of the amount of actual benefits realized during such period from such actions), and any such adjustments shall be included in the initial pro forma calculations of such financial ratios or tests relating to such Specified Transaction (and in respect of any subsequent pro forma calculations in which such Specified Transaction or cost savings, operating expense reductions and synergies are given pro forma effect) and during any applicable subsequent Test Period for any subsequent calculation of such financial ratios and tests; provided that (A) such amounts are reasonably identifiable and factually supportable in the good faith judgment of the Borrower, (B) such actions are taken or substantial steps with respect to such actions are or are expected to be taken no later than twenty-four (24) months after the date of such Specified Transaction, and (C) no amounts shall be added to the extent duplicative of any amounts that are otherwise added back in computing Consolidated EBITDA (or any other components thereof), whether through a pro forma adjustment or otherwise, with respect to such period.

(d) In the event that (x) the Borrower or any Restricted Subsidiary incurs (including by assumption or guarantees) or repays (including by repurchase, redemption, repayment, retirement, discharge, defeasance or extinguishment) any Indebtedness (in each case, other than Indebtedness incurred or repaid under any revolving credit facility or line of credit in the ordinary course of business for working capital purposes) or (y) the Borrower or any Restricted Subsidiary issues, repurchases or redeems Disqualified Stock, (i) during the applicable Test Period or (ii) subsequent to the end of the applicable Test Period and prior to or simultaneously with the event for which the calculation of any such ratio is made, then such financial ratio or test shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, repurchase, redemption, repayment, retirement, discharge, defeasance or extinguishment of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock, in each case to the extent required, as if the same had occurred on the last day of the applicable Test Period (except (I) in the case of calculating the “Average Revolver Debt”, any such incurrence or repayment of any revolving loans, including under the ABL Credit Agreement and this Agreement (if any), will be given effect as if the same had occurred on the first day of the applicable Test Period and (II) in the case of the Interest Coverage Ratio (or similar ratio), in which case such incurrence, assumption, guarantee, repurchase, redemption, repayment, retirement, discharge, defeasance or extinguishment of Indebtedness or such issuance, repurchase or redemption of Disqualified Stock will be given effect as if the same had occurred on the first day of the applicable Test Period).

(e) If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of the event for which the calculation of the Interest Coverage Ratio is made had been the applicable rate for the entire period (taking into account any interest hedging arrangements applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by an Authorized Officer of the Borrower to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as the Borrower or any applicable Restricted Subsidiary may designate.

(f) In connection with any action being taken in connection with a Limited Condition Transaction, for purposes of:

(i) determining compliance with any provision of this Agreement which requires the calculation of any financial ratio or test, including the First Lien Net Leverage Ratio, the Secured Net Leverage Ratio the Interest Coverage Ratio and the Total Net Leverage Ratio; ~~or~~

(ii) testing availability under baskets set forth in this Agreement (including baskets measured as a percentage of Consolidated EBITDA or Consolidated Total Assets); or

(iii) determining the accuracy or compliance of any representation or warranty or the existence of any Default or Event of Default,

in each case under this clause (f), at the option of the Borrower (the Borrower’s election to exercise such option in connection with any Limited Condition Transaction, an “LCT Election”), the date of determination of whether any such action is permitted hereunder shall be ~~either (i) on~~deemed to be the date ~~of the execution of~~ the definitive agreement ~~with respect to~~or irrevocable notice, as applicable, for such Limited Condition Transaction ~~or (ii) on the date of the consummation of such~~is entered into or otherwise effective (or in the case of a Limited Condition Transaction ~~(the date chosen pursuant to such LCT Election,~~ that involves some other manner of establishing a binding obligation under local law, such other binding obligation to consummate is effective) (the “LCT Test Date”) (provided that, solely in connection with an acquisition to which the United Kingdom City Code on Takeovers and Mergers applies, at the option of the Borrower, the “LCT Test Date” shall be deemed to be the date on which a “Rule 2.7 announcement” of a firm intention to make an offer (or equivalent announcement in another jurisdiction) is made or delivered in respect of a target of a Limited Condition Transaction), and if, after giving Pro Forma Effect to the Limited Condition Transaction, the Borrower or any of its Restricted Subsidiaries would have been permitted to take such action on the relevant LCT Test Date in compliance with such ratio, test or basket~~,~~ such ratio, test or basket shall be deemed to have been complied with; provided that (x) the Borrower may, in lieu of calculating any ratio, test or basket for purposes of clause (f)(i) or (f)(ii) above in connection with a Limited Condition Transaction, elect to calculate such ratio, test or basket for purposes of clause (f)(i) or (f)(ii) above in respect of the last twelve fiscal months of the Borrower for which monthly financial statements are internally available by delivering an LTM Determination Notification and (y) if financial statements for one or more subsequent fiscal quarters (or, if the Borrower has delivered an LTM Determination Notification, subsequent fiscal months) or fiscal years, as applicable, shall have become available prior to the consummation of the applicable Limited Condition Transaction, the Borrower may elect, in its sole discretion, to re-determine availability under any applicable ratio, test or basket for purposes of clause (f)(i) or (f)(ii) above on the basis of such financial statements, in which case, such date of redetermination shall thereafter be deemed to be the applicable LCT Test Date of such ratio, test or basket for purposes of clause (f)(i) or (f)(ii) above. For the avoidance of doubt, (i) if the Borrower has made an LCT Election and any of the ratios, tests or baskets for which compliance was determined or tested as of the LCT Test Date would have failed to have been satisfied as a result of fluctuations in any such ratio, test or basket, including due to fluctuations in Consolidated EBITDA, Consolidated Interest Expense or Consolidated Total Assets ~~of the Borrower or the Person subject to such Limited Condition Transaction, at any time other than the LCT Test Date at~~, at or prior ~~(as applicable)~~ to the consummation of the relevant transaction or action, such baskets, tests or ratios will ~~not~~ be deemed not to have failed to have been satisfied as a result of such fluctuations and (ii) such ratios, tests or baskets shall not be tested at the time of consummation of such Limited Condition Transaction, unless the Borrower elects in its sole discretion to test such ratio, test or basket on the date such Limited Condition Transaction is consummated instead of the LCT Test Date. If the Borrower has made an LCT Election for any Limited Condition Transaction, then in connection with any event or transaction occurring after the relevant LCT Test Date and prior to the earlier of the date on which such Limited Condition Transaction is consummated or the date that the definitive agreement ~~or~~for such Limited Condition Transaction is terminated or expires or date for redemption, repurchase, defeasance, satisfaction and discharge or repayment specified in an irrevocable notice for such Limited Condition Transaction is terminated, expires or passes, as applicable, without consummation of such Limited Condition Transaction (a “Subsequent Transaction”) in connection with which a ratio, test or basket availability calculation must be made on a Pro Forma Basis or giving Pro Forma Effect to such Subsequent Transaction, for purposes of determining whether such ratio, test or basket availability has been complied with under this Agreement, any such ratio, test or basket shall be required to be satisfied on a Pro Forma Basis assuming such Limited Condition Transaction and other transactions in connection therewith ~~(including any incurrence of Indebtedness and the use of proceeds thereof)~~ have been consummated ~~until such time as the applicable Limited Condition Transaction has actually closed or the definitive agreement with respect thereto has been terminated.~~. For the avoidance of doubt, the Borrower shall not be required to give effect to prospective pricing “flex” or similar rights that have not been exercised on or prior to the LCT Test Date for purposes of calculating any financial ratio or test in connection with any LCT Election.

(g) Each reference in this Agreement with respect to the priority of Liens shall be determined without regard to the control of applicable remedies, in each case, unless otherwise expressly stated in this Agreement.

Section 1.13. Quebec Matters. For purposes of any assets, liabilities or entities located in the Province of Quebec and for all other purposes pursuant to which the interpretation or construction of this Agreement may be subject to the laws of the Province of Quebec or a court or tribunal exercising jurisdiction in the Province of Quebec, (a) “personal property” shall include “movable property”, (b) “real property” or “real estate” shall include “immovable property”, (c) “tangible property” shall include “corporeal property”, (d) “intangible property” shall include “incorporeal property”, (e) “security interest”, “mortgage” and “security” shall include a “hypothec”, “right of retention”, “prior claim” and a resolutory clause, (f) all references to filing, perfection, priority, remedies, registering or recording under the Uniform Commercial Code or a PPSA shall include publication under the Civil Code of Quebec, (g) all references to “perfection” of or “perfected” security or security interest shall include a reference to an “opposable” or “set up” hypothec, security or security interest as against third parties, (h) any “right of offset”, “right of setoff” or similar expression shall include a “right of compensation”, (i) “goods” shall include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (j) an “agent” shall include a “mandatary”, (k) “construction lien” shall include a “legal hypothec in favour of persons having taken part in the construction or renovation of an immovable”, (l) “joint and several” shall include “solidary”, (m) “gross negligence or willful misconduct” shall be deemed to be “intentional or gross fault”, (n) “beneficial ownership” shall include “ownership”, (o) “legal title” shall be deemed to include “holding title on behalf of an owner as mandatary or prête-nom”, (p) “easement” shall include “servitude”, (q) “priority” shall include “prior claim” or “rank”, as applicable, (r) “survey” shall include “certificate of location and plan”, (s) “state” shall include “province”, (t) “fee simple title” shall include “ownership”, (u) “accounts” shall include “claims”, (v) “ground lease” shall be deemed to include “emphyteusis” or a “lease with a right of superficies”, as applicable, (w) “leasehold interest” shall be deemed to include “a valid lease”, (x) “lease” shall be deemed to include a “contract of leasing (crédit-bail)”, and (y) “deposit account” shall include a “financial account” as defined in Article 2713.6 of the Civil Code of Québec.

Section 1.14. Benchmark Replacement Setting.

(a) Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Credit Document, upon the occurrence of a Benchmark Transition Event or an Early Opt-In Election, as applicable, the Administrative Agent and the Borrower may amend this Agreement to replace the then-current Benchmark with a Benchmark Replacement for all purposes hereunder and under any Credit Document in respect of any Benchmark setting at or after. Any such amendment with respect to a Benchmark Transition Event or an Early Opt-In Election, as applicable, will become effective at 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the Administrative Agent has posted such proposed amendment to all affected Lenders and the Borrower so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders. No replacement of a Benchmark with a Benchmark Replacement pursuant to this Section 1.14(a) will occur prior to the applicable Benchmark Transition Start Date.

(b) Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, or with the use or administration of Term SOFR, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes (subject to the consultation rights of the Borrower as set forth in such definition) from time to time and, notwithstanding anything to the contrary herein or in any other Credit Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Credit Document. The Administrative Agent will promptly notify the Borrower and the Lenders of the effectiveness of any Benchmark Replacement Conforming Changes in connection with the use or administration of Term SOFR.

(c) Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement or an Early Opt-in Election, as applicable and (ii) the effectiveness of any Benchmark Replacement Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Administrative Agent will notify the Borrower of (x) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 1.14(d) and (y) the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent, in consultation with the Borrower as expressly set forth in this Section 1.14, or, if applicable, any Lender (or group of Lenders) pursuant to this Section 1.14, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Credit Document, except, in each case, as expressly required pursuant to this Section 1.14.

(d) Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Credit Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion and in consultation with the Borrower or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Administrative Agent may, in consultation with the Borrower, modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may, in consultation with the Borrower, modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(e) Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, (i) the Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of Term SOFR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to ABR Loans and (ii) during the continuance of any Benchmark Unavailability Period, any outstanding affected Term SOFR Loans will be deemed to have been converted to ABR Loans at the end of the applicable Interest Period. During a Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of ABR based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of ABR.

Section 1.15. Divisions. Any reference herein or in any other Credit Document to a merger, transfer, consolidation, amalgamation, assignment, sale, disposition or transfer, or similar term, shall be deemed to apply to a division of, or by, a limited liability company, limited partnership or trust, or an allocation of assets to a series of a limited liability company, limited partnership or trust (or the unwinding of such a division or allocation), as if it were a merger, transfer, consolidation, amalgamation, assignment, sale or transfer, or similar term, as applicable, to, of or with a separate Person. Any division of a limited liability company, limited partnership or trust shall constitute a separate Person under this Agreement and the other Credit Documents (and each division of any limited liability company, limited partnership or trust that is a Subsidiary, Unrestricted Subsidiary, joint venture or any other like term shall also constitute such a Person or entity).

SECTION 2

Amount and Terms of Credit

Section 2.1. Commitments.

(a) Each Lender having an Initial Term Loan Commitment on the Closing Date made a loan or loans denominated in U.S. Dollars (each, an “Initial Term Loan”) to the Borrower on the Closing Date in an amount equal to such Lender’s Initial Term Loan Commitment.

(b) Each Lender having a 2019 Refinancing Term Loan Commitment on the Third Amendment Effective Date made a loan or loans denominated in U.S. Dollars (each, a “2019 Refinancing Term Loan”) to the Borrower on the Third Amendment Effective Date in an amount equal to such Lender’s 2019 Refinancing Term Loan Commitment.

(c) Each Lender having a 2020 Refinancing Term Loan Commitment on the Fourth Amendment Effective Date made a loan or loans denominated in U.S. Dollars (each, a “2020 Refinancing Term Loan”) to the Borrower on the Fourth Amendment Effective Date in an amount equal to such Lender’s 2020 Refinancing Term Loan Commitment.

(d) Each Lender having a 2020 New Term Loan Commitment on the Fourth Amendment Effective Date made a loan or loans denominated in U.S. Dollars (each, a “2020 New Term Loan”) to the Borrower on the Fourth Amendment Effective Date in an amount equal to such Lender’s 2020 New Term Loan Commitment.

(e) Each Lender having a 2021 Refinancing Term Loan Commitment on the Fifth Amendment Effective Date made a loan or loans denominated in U.S. Dollars (each, a “2021 Refinancing Term Loan”) to the Borrower on the Fifth Amendment Effective Date in an amount equal to such Lender’s 2021 Refinancing Term Loan Commitment.

(f) ~~(e)~~ Subject to and upon the terms and conditions set forth in the ~~Fifth~~Seventh Amendment, each Lender having a ~~2021~~2025 Refinancing Term Loan Commitment severally agrees to make to the Borrower on the ~~Fifth~~Seventh Amendment Effective Date ~~2021~~2025 Refinancing Term Loans denominated in U.S. Dollars in an aggregate amount equal to such Lender’s ~~2021~~2025 Refinancing Term Loan Commitment, in each case, as further set forth in the ~~Fifth~~Seventh Amendment. Subject to and upon the terms and conditions set forth in the Seventh Amendment, each Lender having a 2025 New Term Loan Commitment severally agrees to make to the Borrower on the Seventh Amendment Effective Date 2025 New Term Loans denominated in U.S. Dollars in an aggregate amount equal to such Lender’s 2025 New Term Loan Commitment, in each case, as further set forth in the Seventh Amendment. The ~~2021~~2025 Refinancing Term Loans (including, after the Existing Term Loan Refinancing, the Extended Existing Term Loans, and once funded, the 2025 New Term Loans) (i) may at the option of the Borrower be incurred, as applicable, and maintained as, and/or converted into, ABR Loans or Term SOFR Loans; provided that all Term Loans made by each of the Lenders pursuant to the same Borrowing shall, unless otherwise specifically provided herein, consist entirely of Term Loans of the same Type, (ii) may be repaid or prepaid (without premium or penalty (except as set forth in Section 5.1(c))) in accordance with the provisions hereof, but once repaid or prepaid, may not be reborrowed and (iii) shall or did not exceed for any such Lender the ~~2021~~2025 Refinancing Term Loan Commitment or 2025 New Term Loan Commitment, as the case may be, of such Lender. On the Term Loan Maturity Date, all then unpaid ~~2021~~2025 Refinancing Term Loans shall be repaid in full in U.S. Dollars. For the avoidance of doubt, after the Existing Term Loan Refinancing, the Extended Existing Term Loans shall constitute 2025 Refinancing Term Loans, and the 2025 New Term Loans, once funded, shall constitute, and shall be deemed an increase to the 2025 Refinancing Term Loans, and shall, together with the Extended Existing Term Loans and the 2025 Refinancing Term Loans, constitute a single Class of 2025 Refinancing Term Loans under the Credit Documents.

Section 2.2. Minimum Amount of Each Borrowing; Maximum Number of Borrowings. The aggregate principal amount of each Borrowing of Term Loans shall be in a minimum amount of at least the Minimum Borrowing Amount for such Type of Loans and in a multiple of U.S.$100,000 in excess thereof. More than one Borrowing may be incurred on any date; provided that at no time shall there be outstanding more than eight Borrowings of Term SOFR Loans that are Term Loans and ten Borrowings of Term SOFR Loans that are Revolving Loans (as applicable) under this Agreement (or, in the case of either of the foregoing limits, such greater number as may be acceptable to the Administrative Agent).

Section 2.3. Notices of Borrowing.

(a) For Borrowings of Term Loans, the Borrower shall deliver to the Administrative Agent at the Administrative Agent’s Office (i) in the case of ABR Loans, an executed Notice of Borrowing prior to 3:00 p.m. (New York City time) at least one Business Day prior to the date of the proposed Borrowing and (ii) in the case of Term SOFR Loans, an executed Notice of Borrowing prior to 1:00 p.m. (New York City time) at least one Business Day prior to the date of the proposed Borrowing (or, in each case, such shorter notice as is approved by the Administrative Agent in its reasonable discretion). Each such Notice of Borrowing shall specify (A) the aggregate principal amount of the Term Loans to be made, (B) the date of the Borrowing, (C) whether such Term Loans shall consist of ABR Loans and/or Term SOFR Loans and (D) with respect to any Term SOFR Loans, the Interest Period to be initially applicable thereto. If no election as to the Type of Borrowing is specified in any such notice, then the requested Borrowing shall be (x) so long as such notice was delivered with the advance notice required under Section 2.3(a)(ii), a Term SOFR Loan and (y) otherwise, an ABR Loan. If no Interest Period with respect to any Borrowing of Term SOFR Loans is specified in any such notice, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration. The Administrative Agent shall promptly advise the applicable Lenders of any notice given pursuant to this Section 2.3 (and the contents thereof), and of each Lender’s pro rata share of the requested Borrowing.

(b) Without in any way limiting the obligation of the Borrower to confirm in writing any notice it shall give hereunder by telephone (which such obligation is absolute), the

Administrative Agent may act prior to receipt of written confirmation without liability upon the basis of such telephonic notice believed by the Administrative Agent in good faith to be from an Authorized Officer of the Borrower.

(c) The notice in respect of the Initial Term Loans on the Closing Date, the 2019 Refinancing Term Loans on the Third Amendment Effective Date, the 2020 Refinancing Term Loans and/or the 2020 New Term Loans on the Fourth Amendment Effective Date, the 2021 Refinancing Term Loans on the Fifth Amendment Effective Date, the 2025 Refinancing Term Loans and/or the 2025 New Term Loans on the Seventh Amendment Effective Date or in connection with any Permitted Acquisition or other acquisition permitted under this Agreement, or in connection with any Borrowing under any ~~Joinder Agreement,~~Incremental Amendment, Refinancing Amendment, Extension Amendment or amendment in respect of Replacement Term Loans, may be rescinded, or revised to change the requested date for the making of the Loans contemplated thereby, by the Borrower by giving written notice to the Administrative Agent prior to 10:00 a.m. (New York City time) (or, such later time as the Administrative Agent may approve in its sole discretion) on the date of the proposed Borrowing.

Section 2.4. Disbursement of Funds.

(a) No later than 1:00 p.m. (New York City time) on the date specified in each Notice of Borrowing, each Lender shall make available its pro rata portion, if any, of each Borrowing requested to be made on such date in the manner provided below; provided that on the Closing Date, such funds in respect of Initial Term B-1 Loans and Initial Term B-2 Loans may be made available at such time as may be agreed among the Lenders providing such Initial Term Loans, the Borrower and the Administrative Agent for the purpose of consummating the Transactions.

(b) Each Lender shall make available all amounts it is to fund to the Borrower under any Borrowing for its applicable Commitments (including, (i) on the Closing Date, each Initial Term Loan Lender’s Initial Term B-1 Loan Commitment and Initial Term B-2 Loan Commitment, (ii) on the Third Amendment Effective Date, each 2019 Refinancing Term Lender’s 2019 Refinancing Term Loan Commitment, (iii) on the Fourth Amendment Effective Date, each 2020 Refinancing Term Loan Lender’s 2020 Refinancing Term Loan Commitment, (iv) on the Fourth Amendment Effective Date, the 2020 New Term Loan Lender’s 2020 New Term Loan Commitment ~~and~~, (v) on the Fifth Amendment Effective Date, each 2021 Refinancing Term Lender’s 2021 Refinancing Term Loan Commitment, (vi) on the Seventh Amendment Effective Date, each 2025 Refinancing Term Lender’s 2025 Refinancing Term Loan Commitment and (vii) on the Seventh Amendment Effective Date, the 2025 New Term Loan Lender’s 2025 New Term Loan Commitment), and in immediately available funds, to the Administrative Agent at the Administrative Agent’s Office and the Administrative Agent will make available to the Borrower, by depositing to an account or accounts designated by the Borrower to the Administrative Agent the aggregate of the amounts so made available in U.S. Dollars. Unless the Administrative Agent shall have been notified by any Lender prior to the date of any such Borrowing that such Lender does not intend to make available to the Administrative Agent its portion of the Borrowing or Borrowings to be made on such date, the Administrative Agent may assume that such Lender has made such amount available to the Administrative Agent on such date of Borrowing, and the Administrative Agent, in reliance upon such assumption, may (in its sole discretion and without any obligation to do so) make available to the Borrower a corresponding amount. If such corresponding amount is not in fact made available to the Administrative Agent by such Lender and the Administrative Agent has made available such amount to the Borrower, the Administrative Agent shall be entitled to recover such corresponding amount from such Lender. If such Lender does not pay such corresponding amount forthwith upon the Administrative Agent’s demand therefor, the Administrative Agent shall promptly notify the Borrower and the Borrower shall immediately pay (or cause to be paid) such corresponding amount to the Administrative Agent in U.S. Dollars. The Administrative Agent shall also be entitled to recover from such Lender or the Borrower interest on such corresponding amount in respect of each day from the date such corresponding amount was made available by the Administrative Agent to the Borrower to the date such corresponding amount is recovered by the Administrative Agent, at a rate per annum equal to (i) if paid by such Lender, the Overnight Rate or (ii) if paid by the Borrower, the then-applicable rate of interest or fees, calculated in accordance with Section 2.8, for the respective Loans.

(c) Nothing in this Section 2.4 shall be deemed to relieve any Lender from its obligation to fulfill its commitments hereunder or to prejudice any rights that the Borrower may have against any Lender as a result of any default by such Lender hereunder (it being understood, however, that no Lender shall be responsible for the failure of any other Lender to fulfill its commitments hereunder).

Section 2.5. Repayment of Loans; Evidence of Debt.

(a) The Borrower shall repay to the Administrative Agent, for the benefit of the applicable Lenders, on the Term Loan Maturity Date, the then-outstanding ~~2021~~2025 Refinancing Term Loans (for the avoidance of doubt, including any Extended Existing Term Loans and 2025 New Term Loans). To the extent applicable, the Borrower shall repay to the Administrative Agent for the benefit of the applicable Lenders, on each Maturity Date of any Class of Loans (other than ~~2021~~2025 Refinancing Term Loans), the then outstanding amount of Loans of such Class.

(b) The Borrower shall repay to the Administrative Agent on the last Business Day of each March, June, September and December, commencing with the last Business Day of the ~~first~~second full fiscal quarter ending after the ~~Fifth~~Seventh Amendment Effective Date and ending with the last such Business Day prior to the Term Loan Maturity Date (each, a “~~2021~~2025 Refinancing Term Loan Repayment Date”), for the benefit of the ~~2021~~2025 Refinancing Term Lenders, a principal amount equal to 0.25% of the aggregate principal amount of all ~~2021~~2025 Refinancing Term Loans (for the avoidance of doubt, including any Extended Existing Term Loans and 2025 New Term Loans) outstanding on the ~~Fifth~~Seventh Amendment Effective Date (each such repayment, a “~~2021~~2025 Refinancing Term Loan Repayment Amount”) (which ~~2021~~2025 Refinancing Term Loan Repayment Amount shall be reduced by the amount of the relevant scheduled principal payment that has been prepaid or deemed prepaid in accordance with this Agreement, including as set forth in Section 5.1, Section 5.2(c) and Section 13.6(h)).

(c) In the event that any New Term Loans are made, such New Term Loans shall, subject to Section 2.14(d), be repaid by the Borrower in the amounts (each, a “New Term

Loan Repayment Amount”) and on the dates (each, a “New Term Loan Repayment Date”) set forth in the applicable ~~Joinder Agreement~~Incremental Amendment, and as required pursuant to, the terms of any applicable ~~Joinder Agreement~~Incremental Amendment involving a Term Loan Increase to the ~~2021~~2025 Refinancing Term Loans. In the event that any Extended Term Loans are established, such Extended Term Loans shall, subject to Section 2.14(g), be repaid by the Borrower in the amounts (each such amount with respect to any Extended Term Loan Repayment Date, an “Extended Term Loan Repayment Amount”) and on the dates (each, an “Extended Term Loan Repayment Date”) set forth in the applicable Extension Amendment. In the event that any Refinancing Term Loans are made, such Refinancing Term Loans shall, subject to Section 2.14(h), be repaid by the Borrower in the amounts (each, a “Refinancing Term Loan Repayment Amount”) and on the dates (each, a “Refinancing Term Loan Repayment Date”) set forth in the applicable Refinancing Amendment. In the event that any Replacement Term Loans are made, such Replacement Term Loans shall, subject to the sixth paragraph in Section 13.1, be repaid by the Borrower in the amounts (each, a “Replacement Term Loan Repayment Amount”) and on the dates (each, a “Replacement Term Loan Repayment Date”) set forth in the applicable amendment to this Agreement in respect of such Replacement Term Loans.

(d) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the Indebtedness of the Borrower to the appropriate lending office of such Lender resulting from each Loan made by such lending office of such Lender from time to time, including the amounts of principal and interest payable and paid to such lending office of such Lender from time to time under this Agreement.

(e) The Administrative Agent shall maintain the Register pursuant to Section 13.6(b), and a subaccount for each Lender, in which Register and subaccounts (taken together) shall be recorded (i) the amount of each Loan made hereunder, whether such Loan is an Initial Term Loan, ~~2021~~2025 Refinancing Term Loan (for the avoidance of doubt, including any Extended Existing Term Loans and 2025 New Term Loans), New Term Loan, Extended Term Loan, Refinancing Term Loan, Replacement Term Loan or Revolving Loan, as applicable, the Type of each Loan made, the name of the Borrower and the Interest Period, if any, applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder, and (iii) the amount of any sum received by the Administrative Agent hereunder from the Borrower and each Lender’s share thereof.

(f) The entries made in the Register and accounts and subaccounts maintained pursuant to clauses (d) and (e) of this Section 2.5 shall, to the extent permitted by applicable law, be prima facie evidence, absent manifest error, of the existence and amounts of the obligations of the Borrower therein recorded; provided, however, that the failure of any Lender or the Administrative Agent to maintain such accounts, such Register or subaccounts, as applicable, or any error therein, shall not in any manner affect the obligation of the Borrower to repay (with applicable interest) the Loans made to the Borrower by such Lender in accordance with the terms of this Agreement. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Administrative Agent in respect of such entries, the accounts and records of the Administrative Agent shall control in the absence of manifest error.

(g) The Borrower hereby agrees that, upon request of any Lender at any time and from time to time after the Borrower has made an initial borrowing hereunder, the Borrower shall provide to such Lender, at the Borrower’s own expense, a promissory note, substantially in the form of Exhibit H-1 or Exhibit H-2, as applicable, evidencing the applicable Loans owing to such Lender. Thereafter, unless otherwise agreed to by the applicable Lender, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 13.6) be represented by one or more promissory notes in such form payable to the payee named therein (or, if requested by such payee, to such payee and its registered assigns).

Section 2.6. Conversions and Continuations.

(a) Subject to the penultimate sentence of this clause (a), (x) the Borrower shall have the option on any Business Day to convert all or a portion equal to at least U.S.$250,000 of the outstanding principal amount of Term Loans of one Type or Revolving Loans of one Type into a Borrowing or Borrowings of another Type and (y) the Borrower shall have the option on any Business Day to continue all or a portion of the outstanding principal amount of any Term SOFR Loans as Term SOFR Loans for an additional Interest Period; provided that (i) no partial conversion of Term SOFR Loans shall reduce the outstanding principal amount of Term SOFR Loans made pursuant to a single Borrowing to less than the Minimum Borrowing Amount, (ii) ABR Loans may not be converted into Term SOFR Loans if an Event of Default is in existence on the date of the conversion and the Administrative Agent has or the applicable Required Facility Lenders have determined in its or their sole discretion not to permit such conversion, (iii) Term SOFR Loans may not be continued as Term SOFR Loans for an additional Interest Period if an Event of Default is in existence on the date of the proposed continuation and the Administrative Agent has or the applicable Required Facility Lenders have determined in its or their sole discretion not to permit such continuation, (iv) Borrowings resulting from conversions pursuant to this Section 2.6 shall be limited in number as provided in Section 2.2 and (v) if less than a full Borrowing of Revolving Loans is converted, such conversion shall be made pro rata among the Lenders based upon their Revolving Credit Commitment Percentage of the applicable Class or Classes in accordance with the respective principal amounts of the Revolving Loans comprising such Borrowing held by such Lenders immediately prior to such conversion. Each such conversion or continuation shall be effected by the Borrower by giving the Administrative Agent at the applicable Administrative Agent’s Office prior to 1:00 p.m. (New York City time) at least (i) three Business Days’ prior written notice, in the case of a continuation of or conversion to Term SOFR Loans, or (ii) one Business Day prior written notice in the case of a conversion into ABR Loans (each, a “Notice of Conversion or Continuation” substantially in the form of Exhibit I) specifying the Loans to be so converted or continued, the Type of Loans to be converted or continued into and, if such Loans are to be converted into or continued as Term SOFR Loans, the Interest Period to be initially applicable thereto. If no Interest Period is specified in any such notice with respect to any conversion to or continuation of a Term SOFR Loan, the Borrower shall be deemed to have selected a Term SOFR Loan with an Interest Period of one month’s duration. The Administrative Agent shall give each applicable Lender notice as promptly as practicable of any such proposed conversion or continuation affecting any of its Loans.

(b) If any Event of Default is in existence at the time of any proposed continuation of any Term SOFR Loans and the Administrative Agent has or the applicable Required Facility Lenders have determined in its or their sole discretion not to permit such continuation, such Term SOFR Loans shall be automatically converted on the last day of the current Interest Period into ABR Loans. If upon the expiration of any Interest Period in respect of Term SOFR Loans, the Borrower has failed to elect a new Interest Period to be applicable thereto as provided in clause (a), the Borrower shall be deemed to have elected to continue such Borrowing of Term SOFR Loans as Term SOFR Loans with an Interest Period of one month, effective as of the expiration date of such current Interest Period.

Section 2.7. Pro Rata Borrowings. Each Borrowing of Term Loans or Revolving Loans of any Class under this Agreement shall be made by the applicable Lenders pro rata on the basis of their then-applicable Commitments with respect to such Class. It is understood that (a) no Lender shall be responsible for any default by any other Lender in its obligation to make Loans hereunder and that each Lender severally but not jointly shall be obligated to make the Loans provided to be made by it hereunder, regardless of the failure of any other Lender to fulfill its commitments hereunder and (b) other than as expressly provided herein with respect to a Defaulting Lender, failure by a Lender to perform any of its obligations under any of the Credit Documents shall not release any Person from performance of its obligations under any Credit Document.

Section 2.8. Interest.

(a) The unpaid principal amount of each ABR Loan shall bear interest from the date of the Borrowing thereof until maturity (whether by acceleration or otherwise) at a rate per annum that shall at all times be the Applicable Margin for ABR Loans plus ABR, in each case, in effect from time to time.

(b) The unpaid principal amount of each Term SOFR Loan shall bear interest from the date of the Borrowing thereof until maturity thereof (whether by acceleration or otherwise) at a rate per annum that shall at all times be the Applicable Margin for Term SOFR Loans plus Adjusted Term SOFR.

(c) If all or a portion of (i) the principal amount of any Loan or (ii) any interest payable thereon or any other amount payable hereunder shall not be paid when due (whether at the stated maturity, by acceleration or otherwise but after giving effect to any grace period set forth herein), such overdue amount shall bear interest at a rate per annum that is (the “Default Rate”) (x) in the case of overdue principal, the rate that would otherwise be applicable thereto plus 2.00% or (y) in the case of any other overdue amount, including overdue interest, to the extent permitted by applicable law, the rate described in Section 2.8(a) plus 2.00% from the date of such non-payment to the date on which such amount is paid in full (after as well as before judgment).

(d) Interest on each Loan shall accrue from and including the date of any Borrowing to but excluding the date of any repayment thereof; provided that any Loan that is repaid on the same date on which it is made shall bear interest for one day. Except as provided below, interest shall be payable (i) in respect of each ABR Loan, quarterly in arrears on the last

Business Day of each March, June, September and December, (ii) in respect of each Term SOFR Loan, on the last day of each Interest Period applicable thereto and, in the case of an Interest Period in excess of three months, on each date occurring at three-month intervals after the first day of such Interest Period, and (iii) in respect of each Loan, (A) on any prepayment in respect of Term SOFR Loans, (B) at maturity (whether by acceleration or otherwise), and (C) after such maturity, on demand.

(e) All computations of interest hereunder shall be made in accordance with Section 5.5.

(f) The Administrative Agent, upon determining the interest rate for any Borrowing of Term SOFR Loans, shall promptly notify the Borrower and the relevant Lenders thereof. Each such determination shall, absent clearly demonstrable error, be final and conclusive and binding on all parties hereto.

Section 2.9. Interest Periods. At the time the Borrower gives a Notice of Borrowing or Notice of Conversion or Continuation in respect of the making of, or conversion into or continuation as, a Borrowing of Term SOFR Loans, the Borrower shall give the Administrative Agent written notice of the Interest Period applicable to such Borrowing, which Interest Period shall, at the option of the Borrower be a one, three or six month period (or, if agreed to by the Administrative Agent and available to and agreed by all the Lenders making such Term SOFR Loans as determined by such Lenders in good faith based on prevailing market conditions, a twelve month period or a period shorter than one month).

Notwithstanding anything to the contrary contained above:

(a) the initial Interest Period for any Borrowing of Term SOFR Loans shall commence on the date of such Borrowing (including the date of any conversion from a Borrowing of ABR Loans) and each Interest Period occurring thereafter in respect of such Borrowing shall commence on the day on which the next preceding Interest Period expires;

(b) if any Interest Period relating to a Borrowing of Term SOFR Loans begins on the last Business Day of a calendar month or begins on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period, such Interest Period shall end on the last Business Day of the calendar month at the end of such Interest Period;

(c) if any Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall expire on the next succeeding Business Day; provided that if any Interest Period in respect of a Term SOFR Loan would otherwise expire on a day that is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall expire on the immediately preceding Business Day; and

(d) the Borrower shall not be entitled to elect any Interest Period in respect of any Term SOFR Loan if such Interest Period would extend beyond the Maturity Date of such Loan.

Section 2.10. Increased Costs, Illegality, Etc.

(a) In the event that (x) in the case of clause (i) below, the Administrative Agent and (y) in the case of clauses (ii) and (iii) below, the Required Facility Lenders with respect to any Credit Facility shall have reasonably determined (which determination shall, absent clearly demonstrable error, be final and conclusive and binding upon all parties hereto):

(i) on any date for determining Term SOFR for any Interest Period that, by reason of any changes arising on or after the ~~Sixth~~Seventh Amendment Effective Date, adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided for in the definition of Term SOFR; or

(ii) at any time, that such Lenders shall incur increased costs or reductions in the amounts received or receivable hereunder with respect to any Term SOFR Loans (including any increased costs or reductions attributable to Taxes, other than any increase or reduction attributable to (I) Indemnified Taxes, (II) clauses (ii) through (iii) of the definition of Excluded Taxes, (III) Connection Income Taxes, or (IV) Other Taxes) because of any Change in Law; or

(iii) at any time, that the making or continuance of any Term SOFR Loan has become unlawful by compliance by such Lenders in good faith with any law, governmental rule, regulation, guideline or order (or would conflict with any such governmental rule, regulation, guideline or order not having the force of law even though the failure to comply therewith would not be unlawful), or has become impracticable as a result of a contingency occurring after the ~~Sixth~~Seventh Amendment Effective Date that materially and adversely affects SOFR;

(such Loans, “Impacted Loans”), then, and in any such event, such Required Facility Lenders (or the Administrative Agent, in the case of clause (i) above) shall within a reasonable time thereafter give notice (if by telephone, confirmed in writing) to the Borrower, and to the Administrative Agent of such determination (which notice the Administrative Agent shall promptly transmit to each of the other Lenders). Thereafter (x) in the case of clause (i) above, Term SOFR Loans shall no longer be available until such time as the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice by the Administrative Agent no longer exist (which notice the Administrative Agent agrees to give at such time when such circumstances no longer exist), and any Notice of Borrowing or Notice of Conversion or Continuation given by the Borrower with respect to Term SOFR Loans that have not yet been incurred shall be deemed rescinded by the Borrower, (y) in the case of clause (ii) above, the Borrower shall pay to such Lenders, promptly after receipt of written demand therefor such additional amounts (in the form of an increased rate of, or a different method of calculating, interest or otherwise as such Required Facility Lenders in their reasonable discretion shall determine) as shall be required to compensate such Lenders for such actual increased costs or reductions in amounts receivable hereunder (it being agreed that a written notice as to the additional amounts owed to such Lenders, showing in reasonable detail the basis for the calculation thereof, submitted to the Borrower by such Lenders shall, absent clearly demonstrable error, be final and conclusive and binding upon all parties hereto), and (z) in the case of subclause (iii) above, the Borrower shall take one of the actions specified in subclause (x) or (y), as applicable, of Section 2.10(b) promptly and, in any event, within the time period required by law. ~~For the avoidance of doubt, no amounts shall be payable under this Section 2.10(a) in respect of the Term SOFR Adjustment.~~

(b) At any time that any Term SOFR Loan is affected by the circumstances described in Section 2.10(a)(i), 2.10(a)(ii) or (iii), the Borrower may (and in the case of a Term SOFR Loan affected pursuant to Section 2.10(a)(iii) shall) either (x) if a Notice of Borrowing or Notice of Conversion or Continuation with respect to the affected Term SOFR Loan has been submitted pursuant to Section 2.3 or Section 2.6, as applicable, but the affected Term SOFR Loan has not been funded or continued, cancel such requested Borrowing by giving the Administrative Agent written notice thereof on the same date that the Borrower was notified by the Administrative Agent pursuant to Section 2.10(a)(i) or the Lenders pursuant to Section 2.10(a)(ii) or (iii), as applicable, or (y) if the affected Term SOFR Loan is then outstanding, upon at least three Business Days’ notice to the Administrative Agent, require the affected Lender to convert each such Term SOFR Loan into an ABR Loan; provided that if more than one Lender is affected at any time, then all affected Lenders must be treated in the same manner pursuant to this Section 2.10(b).

(c) If, after the ~~Fourth~~Seventh Amendment Effective Date, any Change in Law relating to capital adequacy or liquidity of any Lender or compliance by any Lender or its parent with any Change in Law relating to capital adequacy or liquidity occurring after the ~~Fourth~~Seventh Amendment Effective Date, has or would have the effect of reducing the actual rate of return on such Lender’s or its parent’s or its Affiliate’s capital or assets as a consequence of such Lender’s commitments or obligations hereunder to a level below that which such Lender or its parent or its Affiliate could have achieved but for such Change in Law (taking into consideration such Lender’s or its parent’s policies with respect to capital adequacy or liquidity), then from time to time, promptly following written demand by such Lender (with a copy to the Administrative Agent), the Borrower shall pay to such Lender such actual additional amount or amounts as will compensate such Lender or its parent for such actual reduction, it being understood and agreed, however, that a Lender shall not be entitled to such compensation as a result of such Lender’s compliance with, or pursuant to any request or directive to comply with, any law, rule or regulation as in effect on the ~~Fourth~~Seventh Amendment Effective Date or to the extent such Lender is not imposing such charges on, or requesting such compensation from, borrowers (similarly situated to the Borrower hereunder) under comparable syndicated credit facilities similar to the Credit Facilities. Each Lender, upon determining in good faith that any additional amounts will be payable pursuant to this Section 2.10(c), will give prompt written notice thereof to the Borrower, which notice shall set forth in reasonable detail the basis of the calculation of such additional amounts, although the failure to give any such notice shall not, subject to Section 2.13, release or diminish the Borrower’s obligations to pay additional amounts pursuant to this Section 2.10(c) promptly following receipt of such notice.

(d) Other than as set forth in clause (a)(ii) of this Section 2.10, it is understood that this Section 2.10 shall not apply to Taxes.

~~Section 2.11. Compensation. If (a) any payment of principal of any Term SOFR Loan is made by the Borrower to or for the account of a Lender prior to the last day of the Interest Period for such Term SOFR Loan as a result of a payment or conversion pursuant to Sections 2.5, 2.6, 2.10, 5.1, 5.2 or 13.7, as a result of acceleration of the maturity of the Loans pursuant to Section~~

~~11 or for any other reason, (b) any Borrowing of Term SOFR Loans is not made as a result of a revised or withdrawn Notice of Borrowing or a failure to satisfy borrowing conditions, (c) any ABR Loan is not converted into a Term SOFR Loan as a result of a revised or withdrawn Notice of Conversion or Continuation, (d) any Term SOFR Loan is not continued as a Term SOFR Loan, as the case may be, as a result of a revised or withdrawn Notice of Conversion or Continuation or (e) any prepayment of principal of any Term SOFR Loan is not made as a result of a revised or withdrawn notice of prepayment pursuant to Sections 5.1 or 5.2, the Borrower shall, after receipt of a written request by such Lender (which request shall set forth in reasonable detail the basis for requesting such amount), promptly pay to the Administrative Agent for the account of such Lender any amounts required to compensate such Lender for any additional losses, costs or expenses that such Lender may reasonably incur as a result of such payment, failure to convert, failure to continue or failure to prepay, including any loss, cost or expense (excluding loss of anticipated profits or Applicable Margin) actually incurred by reason of the liquidation or reemployment of deposits or other funds acquired by any Lender to fund or maintain such Term SOFR Loan. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender as specified in this Section 2.11 and setting forth in reasonable detail the manner in which such amount or amounts were determined shall be delivered to the Borrower and shall be conclusive, absent manifest error.~~

Section  2.11. [Reserved].

Section 2.12. Change of Lending Office. Each Lender agrees that, upon the occurrence of any event giving rise to the operation of Sections 2.10(a)(ii), 2.10(a)(iii), 2.10(c) or 5.4 with respect to such Lender, it will, if requested by the Borrower use reasonable efforts (subject to overall policy considerations of such Lender) to designate another lending office for any Loans affected by such event; provided that such designation is made on such terms that such Lender and its lending office suffer no material unreimbursed cost or other material economic, legal or regulatory disadvantage, with the object of avoiding the consequence of the event giving rise to the operation of any such Section. Nothing in this Section 2.12 shall affect or postpone any of the obligations of the Borrower or the right of any Lender provided in Sections 2.10 or 5.4.

Section 2.13. Notice of Certain Costs. Notwithstanding anything in this Agreement to the contrary, to the extent any notice required by Sections 2.10~~, 2.11~~ or 5.4 is given by any Lender more than 120 days after such Lender has knowledge (or should have had knowledge) of the occurrence of the event giving rise to the additional cost, reduction in amounts, loss, or other additional amounts described in such Sections, such Lender shall not be entitled to compensation under Sections 2.10~~, 2.11~~ or 5.4, as the case may be, for any such amounts incurred or accruing prior to the 121st day prior to the giving of such notice to the Borrower.

Section 2.14. Incremental Facilities; Extensions; Refinancing Facilities.

(a) The Borrower may by written notice to the Administrative Agent elect to request the establishment of one or more (x) additional term loans, which may be of the same Class as any then-existing Term Loans (a “Term Loan Increase”) or a separate Class of Term Loans (the commitments for additional term loans of the same Class or a separate Class, collectively, the “New Term Loan Commitments”), and/or (y) revolving credit commitments, which may be of the same Class as any then-existing Revolving Credit Commitments (a

“Revolving Credit Commitment Increase”) or a separate Class of Revolving Credit Commitments (the commitments for revolving credit commitments of the same Class or a separate Class, collectively, the “Incremental Revolving Credit Commitments” and, together with the New Term Loan Commitments, the “New Loan Commitments”), by an aggregate amount not in excess of the Maximum Incremental Facilities Amount at the time of incurrence thereof and not less than U.S.$5,000,000 individually (or such lesser amount as (x) may be approved by the Administrative Agent or (y) shall constitute the Maximum Incremental Facilities Amount at such time). Each such notice shall specify the date (each, an “Increased Amount Date”) on which the Borrower proposes that the New Loan Commitments shall be effective. The Borrower may approach any Lender or any Person (other than a natural Person) to provide all or a portion of the New Loan Commitments; provided that any Lender offered or approached to provide all or a portion of the New Loan Commitments may elect or decline, in its sole discretion, to provide a New Loan Commitment, and the Borrower shall have no obligation to approach any existing Lender to provide any New Loan Commitment. In each case, such New Loan Commitments shall become effective as of the applicable Increased Amount Date; provided that (i) (x) other than as described in the immediately succeeding clause (y), no Event of Default shall exist on such Increased Amount Date immediately before or immediately after giving effect to such New Loan Commitments or (y) if such New Loan Commitment is being provided in connection with a Permitted Acquisition or other acquisition constituting a permitted Investment, or in connection with refinancing of any Indebtedness that requires an irrevocable prepayment or redemption notice, then no Event of Default under Section 11.1 or Section 11.5 shall exist on such Increased Amount Date, (ii) in connection with any incurrence of Incremental Loans, or establishment of New Loan Commitments, on an Increased Amount Date, there shall be no requirement for the Borrower to bring down the representations and warranties under the Credit Documents unless and until requested by the Persons holding more than 50% of the applicable Incremental Loans or New Loan Commitments (provided that, in the case of Incremental Loans or New Loan Commitments used to finance a Permitted Acquisition or other acquisition constituting a permitted Investment, only the Specified Representations (conformed as necessary for such acquisition) shall be required to be true and correct in all material respects if requested by the Persons holding more than 50% of the applicable Incremental Loans or New Loan Commitments)~~,~~ and (iii) the New Loan Commitments shall be effected pursuant to one or more ~~Joinder Agreements~~applicable amendments to this Agreement (each, an “Incremental Amendment”) executed and delivered by the Borrower and the applicable Lenders providing such New Loan Commitments and acknowledged by the Administrative Agent, and each of which shall be recorded in the Register and shall be subject to the requirements set forth in Section 5.4(e)~~, and (iv) the~~. The Borrower shall ~~make any payments required pursuant to Section 2.11 in connection with the New Loan Commitments, as applicable~~provide the Administrative Agent prompt written notice of any Incremental Amendment pursuant to this Section 2.14 and the Administrative Agent hereby agrees to (and is directed by each Lender to) acknowledge such Incremental Amendment as promptly as practicable following such written notice; it being acknowledged and agreed by each Lender that the Administrative Agent, in its capacity as such, shall have no liability with respect to such acknowledgment and each Lender hereby irrevocably waives to the fullest extent permitted by any law any claims with respect to such acknowledgment; provided that failure to obtain such acknowledgment shall in no way affect the effectiveness of any Incremental Amendment. No Lender shall have any obligation to provide any Commitments pursuant to this Section 2.14(a). For all purposes of this Agreement,

(a) any New Term Loans made on an Increased Amount Date shall be designated (x) a separate series of Term Loans or (y) in the case of a Term Loan Increase, a part of the series of existing Term Loans subject to such increase and (b) any Incremental Revolving Credit Commitments made on an Increased Amount Date shall be designated (x) a separate series of Revolving Credit Commitments or (y) in the case of a Revolving Credit Commitment Increase, a part of the series of existing Revolving Credit Commitments subject to such increase (such new or existing series of Term Loans or Revolving Credit Commitments, each, a “Series”).

(b) On any Increased Amount Date on which Incremental Revolving Credit Commitments are effected, subject to the satisfaction of the foregoing terms and conditions, (i) each loan made under an Incremental Revolving Credit Commitment (each, an “Incremental Revolving Credit Loan”) shall be deemed, for all purposes, a Revolving Loan and (ii) each Lender with an Incremental Revolving Credit Commitment (each, an “Incremental Revolving Loan Lender”) shall become a Revolving Credit Lender with respect to the applicable Incremental Revolving Credit Commitment and all matters relating thereto; provided that the Administrative Agent shall have consented (such consent not to be unreasonably withheld, conditioned or delayed) to such Incremental Revolving Loan Lender’s providing such Incremental Revolving Credit Commitment to the extent such consent, if any, would be required under Section 13.6(b) for an assignment of Revolving Loans or Revolving Credit Commitments with respect thereto, as applicable, to such Incremental Revolving Loan Lender.

(c) On any Increased Amount Date on which any New Term Loan Commitments of any Series are effective, subject to the satisfaction of the foregoing terms and conditions, (i) each Lender with a New Term Loan Commitment (each, a “New Term Loan Lender”) of any Series shall make a term loan to the Borrower (a “New Term Loan” and, together with the Incremental Revolving Credit Loans, the “Incremental Loans”) in an amount equal to its New Term Loan Commitment of such Series, and (ii) each New Term Loan Lender of any Series shall become a Lender hereunder with respect to the New Term Loan Commitment of such Series and the New Term Loans of such Series made pursuant thereto. The Borrower shall use the proceeds, if any, of the Incremental Loans for any purpose not prohibited by this Agreement and as agreed by the Borrower and the lender(s) providing such Incremental Loans.

(d) The terms and provisions of any New Term Loan Commitments and the related New Term Loans effected pursuant to a Term Loan Increase shall be identical to the terms and provisions applicable to the Class of Term Loans subject to such increase; provided that underwriting, arrangement, structuring, ticking, commitment, upfront or similar fees, and other fees payable in connection therewith that are not shared with all relevant lenders providing such New Term Loan Commitments and related New Term Loans, that may be agreed to among the Borrower and the lender(s) providing and/or arranging such New Term Loan Commitments may be paid in connection with such New Term Loan Commitments. The terms and provisions of any New Term Loans and New Term Loan Commitments of any Series not effected pursuant to a Term Loan Increase shall be on terms and documentation set forth in the applicable ~~Joinder Agreement~~Incremental Amendment as determined by the Borrower; provided that:

(i) the applicable New Term Loan Maturity Date of each Series shall be no earlier than the Term Loan Maturity Date;

(ii) the Weighted Average Life to Maturity of the applicable New Term Loans of each Series shall be no shorter than the then-remaining Weighted Average Life to Maturity of the ~~2021~~2025 Refinancing Term Loans (without giving effect to any previous amortization payments or prepayments of the ~~2021~~2025 Refinancing Term Loans);

(iii) the New Term Loans and New Term Loan Commitments (w) shall rank pari passu or junior in right of payment with any First Lien Obligations outstanding under this Agreement, (x) may participate on a pro rata basis, greater than pro rata basis or less than pro rata basis in any voluntary prepayment of any Class of Term Loans hereunder and may participate on a pro rata basis or less than pro rata basis (but, except as otherwise permitted by this Agreement, not on a greater than pro rata basis) in any mandatory prepayments of any Class of Term Loans hereunder, (y) shall not be guaranteed by any Person other than a Guarantor hereunder and (z) shall be unsecured, secured by assets other than Collateral or rank pari passu or junior in right of security with any First Lien Obligations outstanding under this Agreement and, if secured by any of the Collateral, shall not be secured by assets ~~other than Collateral (except in the case of Increment Facilities or Permitted Other Indebtedness incurred pursuant to clause (iii) of the definition of “Maximum Incremental Facilities Amount” that are secured by assets~~ not constituting Collateral~~)~~ (and, if applicable, shall be subject to a subordination agreement and/or the ABL/Term Loan Intercreditor Agreement, the Junior Lien Intercreditor Agreement, the Pari Intercreditor Agreement or other lien subordination and intercreditor arrangement reasonably satisfactory to the Borrower and the Administrative Agent);

(iv) the pricing, interest rate margins, discounts, premiums, interest rate floors, fees, and amortization schedule applicable to any New Term Loans shall be determined by the Borrower and the lender(s) thereunder; provided, however, that, if the Effective Yield in respect of any New Term Loans that (A) rank pari passu in right of payment with the ~~2021~~2025 Refinancing Term ~~Loan~~ Loans and are secured by the Collateral on a pari passu basis with the Liens on the Collateral securing the ~~2021~~2025 Refinancing Term ~~Loan~~ Loans, (B) ~~is~~are in the form of broadly syndicated floating rate Dollar-denominated term loans (other than term “A” loans), (C) are incurred prior to the date that is ~~12~~6 months after the ~~Fourth~~Seventh Amendment Effective Date ~~and~~, (D) matures on or prior to the Term Loan Maturity Date, (E) are not incurred or established in connection with any Permitted Acquisition or other permitted Investment or to refinance any Indebtedness originally incurred for such purposes, (F) are initially incurred in reliance on clause (iv)(x) of the Maximum Incremental Facilities Amount ~~(collectively, the “MFN Exceptions”) (provided that the Borrower may, in its sole discretion, exclude any New Term Loans from application of the MFN Adjustment that are not otherwise excluded from the MFN Adjustment on account of any MFN Exception in an aggregate initial~~and (G) are in an original principal amount~~, when taken together with all other New Term Loans and Permitted Other Indebtedness excluded from the MFN Adjustment due to operation of this proviso, of~~ that exceeds the greater of (x) $~~106,000,000~~208,300,000 and (y)  ~~50.0~~100.0 % of Consolidated EBITDA for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of funding thereof (collectively, the “MFN Exceptions”), as of the date of funding thereof, exceeds the Effective Yield in respect of any ~~2021~~2025 Refinancing Term ~~Loan~~ Loans by more than 0.50%, the Applicable Margin in respect of such ~~2021~~2025 Refinancing Term ~~Loan~~ Loans shall be adjusted so that the Effective Yield in respect of such ~~2021~~2025 Refinancing Term ~~Loan~~ Loans is equal to the Effective Yield in respect of such New Term Loans minus 0.50% (all adjustments made pursuant to this clause (iv), the “MFN Adjustment”); provided, further, to the extent any change in the Effective Yield of the ~~2021~~2025 Refinancing Term Loans is necessitated by this clause (iv) on the basis of an effective interest rate floor in respect of the New Term Loans, the increased Effective Yield in the ~~2021~~2025 Refinancing Term Loans shall (unless otherwise agreed in writing by the Borrower) have such increase in the Effective Yield effected solely by increases in the interest rate floor(s) applicable to the ~~2021~~2025 Refinancing Term Loans, but only to the extent an increase in the interest rate floor in the ~~2021~~2025 Refinancing Term Loans would cause an increase in Adjusted Term SOFR then in effect for such ~~2021~~2025 Refinancing Term Loans; and

(v) all other terms of any New Term Loans (other than as described in clauses (i), (ii), (iii) and (iv) above) may differ from the terms of the ~~2021~~2025 Refinancing Term Loans if reasonably satisfactory to the Borrower and the lender(s) providing such New Term Loans (it being understood that, to the extent that such terms would be favorable to the ~~2021~~2025 Refinancing Term Lenders existing immediately prior to the effective date of the applicable ~~Joinder Agreement~~Incremental Amendment, such terms may be, at the option of the Borrower in consultation with the Administrative Agent, incorporated for the benefit of the ~~2021~~2025 Refinancing Term Lenders existing immediately prior to the effective date of the applicable ~~Joinder Agreement~~Incremental Amendment without further amendment or consent by such existing ~~2021~~2025 Refinancing Term Lenders).

(e) Incremental Revolving Credit Commitments shall be on terms, which may include, for the avoidance of doubt, customary terms and provisions with respect to letter of credit and swingline sub-facilities in respect of such Incremental Revolving Credit Commitments, and documentation set forth in the applicable ~~Joinder Agreement~~Incremental Amendment as determined by the Borrower; provided that to the extent such terms and documentation are not consistent with the ~~2021~~2025 Refinancing Term Loans, they shall be on market terms or otherwise reasonably satisfactory to the Borrower and the Administrative Agent.

(f) Each ~~Joinder Agreement~~Incremental Amendment may, and notwithstanding anything to the contrary in Section 13.1, the Administrative Agent is expressly permitted to, without the consent of any other Lenders, effect technical and corresponding amendments to this Agreement and the other Credit Documents (including, with respect to any ~~Joinder Agreement~~Incremental Amendment in respect of Incremental Revolving Credit Commitments, amendments to provide for customary letter of credit and swingline sub-facilities in respect of such Incremental Revolving Credit Commitments) as may be necessary or appropriate, in the opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 2.14, including to provide to the Lenders of any Class of Loans or Commitments hereunder the benefit of any term or provision that is added under any ~~Joinder Agreement~~Incremental Amendment for the benefit of the Lenders of any New Loan Commitments (including to the extent necessary or advisable to allow any New Loan

Commitments to be a Term Loan Increase or Revolving Credit Commitment Increase).This Section 2.14 shall supersede any provisions in Section 13.1 to the contrary.

(g) (i) The Borrower may at any time and from time to time request that all or a portion of the Term Loans of any Class (an “Existing Term Loan Class”) be converted to extend the scheduled maturity date(s) of any payment of principal with respect to all or a portion of any principal amount of such Term Loans (any such Term Loans which have been so converted, “Extended Term Loans”) and to provide for other terms consistent with this Section 2.14(g). In order to establish any Extended Term Loans, the Borrower shall provide a notice to the Administrative Agent (who shall provide a copy of such notice to each of the Lenders of the applicable Existing Term Loan Class which such request shall be offered equally to all such Lenders) (a “Term Loan Extension Request”) setting forth the proposed terms of the Extended Term Loans to be established, which shall not be materially more restrictive to the Credit Parties (as determined in good faith by the Borrower), when taken as a whole, than the terms of the Term Loans of the Existing Term Loan Class unless (x) the Lenders of the Term Loans of such applicable Existing Term Loan Class receive the benefit of such more restrictive terms or (y) any such provisions apply after the Term Loan Maturity Date (a “Permitted Other Provision”); provided, however, that (1) the scheduled final maturity date shall be extended and all or any of the scheduled amortization payments of principal of the Extended Term Loans may be delayed to later dates than the scheduled amortization of principal of the Term Loans of such Existing Term Loan Class (with any such delay resulting in a corresponding adjustment to the scheduled amortization payments reflected in Section 2.5 or in the ~~Joinder Agreement~~Incremental Amendment, as the case may be, with respect to the Existing Term Loan Class from which such Extended Term Loans were converted, in each case as more particularly set forth in Section 2.14(g)(iv)), (2)(A) the interest margins and floors with respect to the Extended Term Loans may be higher or lower than the interest margins and floors for the Term Loans of such Existing Term Loan Class and/or (B) additional fees, premiums or AHYDO Payments may be payable to the Lenders providing such Extended Term Loans in addition to or in lieu of any increased margins and floors contemplated by the preceding clause (A), in each case, to the extent provided in the applicable Extension Amendment, (3) the Extended Term Loans may participate on a pro rata basis, greater than pro rata basis or less than pro rata basis in any voluntary prepayment of any Class of Term Loans hereunder and may participate on a pro rata basis or less than pro rata basis (but, except as otherwise permitted by this Agreement, not on a greater than pro rata basis) in any mandatory prepayments of any Class of Term Loans hereunder, (4) Extended Term Loans may have call protection as may be agreed by the Borrower and the Lenders thereof and (5) to the extent that any Permitted Other Provision (including a financial maintenance covenant) is added for the benefit of any such Indebtedness, no consent shall be required by the Administrative Agent or any of the Lenders if such Permitted Other Provision is also added for the benefit of any corresponding Loans remaining outstanding after the issuance or incurrence of such Extended Term Loans or if such Permitted Other Provision applies only after the Term Loan Maturity Date. No Lender shall have any obligation to agree to have any of its Term Loans of any Existing Term Loan Class converted into Extended Term Loans pursuant to any Extension Request. Any Extended Term Loans of any Extension Series shall constitute a separate Class of Term Loans from the Existing Term Loan Class from which they were converted; provided that any Extended Term Loans converted from an Existing Term Loan Class may, to the extent provided in the applicable Extension Amendment, be designated as an increase in any then outstanding Class of Term Loans other than the Existing Term Loan

Class from which such Extended Term Loans were converted (in which case scheduled amortization with respect thereto shall be proportionally increased).

(ii) The Borrower may at any time and from time to time request that all or a portion of any Revolving Credit Commitments of any Class, each existing at the time of such request (each, an “Existing Revolving Credit Commitment” and any related Revolving Loans thereunder, “Existing Revolving Credit Loans”; each Existing Revolving Credit Commitment and related Existing Revolving Credit Loans together being referred to as an “Existing Revolving Credit Class”) be converted to extend the termination date thereof and the scheduled maturity date(s) of any payment of principal with respect to all or a portion of any principal amount of Revolving Loans related to such Existing Revolving Credit Commitments (any such Existing Revolving Credit Commitments which have been so extended, “Extended Revolving Credit Commitments” and any related Revolving Loans, “Extended Revolving Credit Loans”) and to provide for other terms consistent with this Section 2.14(g). In order to establish any Extended Revolving Credit Commitments, the Borrower shall provide a notice to the Administrative Agent (who shall provide a copy of such notice to each of the Lenders of the applicable Class of Existing Revolving Credit Commitments which such request shall be offered equally to all such Lenders) (a “Revolving Credit Loan Extension Request” and, together with a Term Loan Extension Request, an “Extension Request”) setting forth the proposed terms of the Extended Revolving Credit Commitments to be established, which shall not be materially more restrictive to the Credit Parties (as determined in good faith by the Borrower), when taken as a whole, than the terms of the applicable Existing Revolving Credit Commitments (the “Specified Existing Revolving Credit Commitment”) unless (x) the Lenders providing Existing Revolving Credit Commitments receive the benefit of such more restrictive terms or (y) any such provisions apply after the latest maturity date of any Revolving Credit Commitments then outstanding under this Agreement, in each case, to the extent provided in the applicable Extension Amendment; provided, however, that (w) all or any of the final maturity dates of such Extended Revolving Credit Commitments may be delayed to later dates than the final maturity dates of the Specified Existing Revolving Credit Commitments, (x) (A) the interest margins and floors with respect to the Extended Revolving Credit Commitments may be higher or lower than the interest margins and floors for the Specified Existing Revolving Credit Commitments and/or (B) additional fees and premiums may be payable to the Lenders providing such Extended Revolving Credit Commitments in addition to or in lieu of any increased margins and floors contemplated by the preceding clause (A) and (y) the commitment fee rate with respect to the Extended Revolving Credit Commitments may be higher or lower than the commitment fee rate for the Specified Existing Revolving Credit Commitment; provided that, notwithstanding anything to the contrary in this Section 2.14(g) or otherwise, assignments and participations of Extended Revolving Credit Commitments and Extended Revolving Credit Loans shall be governed by the same assignment and participation provisions applicable to Revolving Credit Commitments and the Revolving Loans related to such Commitments set forth in Section 13.6. No Lender shall have any obligation to agree to have any of its Revolving Loans or Revolving Credit Commitments of any Existing Revolving Credit Class converted into Extended Revolving Credit Loans or Extended Revolving Credit Commitments pursuant to any Revolving Credit Loan Extension Request. Any Extended Revolving Credit

Commitments of any Extension Series shall constitute a separate Class of revolving credit commitments from the Specified Existing Revolving Credit Commitments; provided that any Extended Revolving Credit Commitments converted from an Existing Revolving Credit Commitment Class may, to the extent provided in the applicable Extension Amendment, be designated as an increase in any then outstanding Class of Revolving Credit Commitments other than the Existing Revolving Credit Commitment Class from which such Extended Revolving Credit Commitments were converted.

(iii) Any Lender (an “Extending Lender”) wishing to have all or a portion of its Term Loans or Revolving Credit Commitment of the Existing Class or Existing Classes subject to such Extension Request converted into Extended Term Loans or Extended Revolving Credit Commitments, as applicable, shall notify the Administrative Agent (an “Extension Election”) on or prior to the date specified in such Extension Request of the amount of its Term Loans or Revolving Credit Commitments of the Existing Class or Existing Classes, as applicable, subject to such Extension Request that it has elected to convert into Extended Term Loans or Extended Revolving Credit Commitments, as applicable. In the event that the aggregate amount of Term Loans or Revolving Credit Commitments of the Existing Class or Existing Classes, as applicable, subject to Extension Elections exceeds the amount of Extended Term Loans or Extended Revolving Credit Commitments, as applicable, requested pursuant to the Extension Request, Term Loans or Revolving Credit Commitments of the Existing Class or Existing Classes, as applicable, subject to Extension Elections shall be converted to Extended Term Loans or Extended Revolving Credit Commitments, as applicable, on a pro rata basis based on the amount of Term Loans or Revolving Credit Commitments included in each such Extension Election. Notwithstanding the conversion of any Existing Revolving Credit Commitment into an Extended Revolving Credit Commitment, such Extended Revolving Credit Commitment shall be treated identically to all then-outstanding Revolving Credit Commitments for purposes of the obligations of a Revolving Credit Lender under such Extended Revolving Credit Commitment in respect of any swingline loans and letters of credit under this Agreement, except that the applicable Extension Amendment may provide that the swingline maturity date and/or the letter of credit facility maturity date, as applicable, may be extended and the related obligations to make swingline loans and issue letters of credit may be continued so long as the swingline lender and/or the letter of credit issuer, as applicable, at such time have consented to such extensions in their sole discretion (it being understood that no consent of any other Lender shall be required in connection with any such extension).

(iv) Extended Term Loans or Extended Revolving Credit Commitments, as applicable, shall be established pursuant to an amendment (an “Extension Amendment”) to this Agreement (which, except to the extent expressly contemplated by the last sentence of this Section 2.14(g)(iv) and notwithstanding anything to the contrary set forth in Section 13.1, shall not require the consent of any Lender other than the Extending Lenders with respect to the Extended Term Loans or Extended Revolving Credit Commitments, as applicable, established thereby) executed by the Borrower, the Administrative Agent and the Extending Lenders. No Extension Amendment shall provide for any Class of Extended Term Loans or Extended Revolving Credit Commitments in an aggregate principal amount that is less than U.S.$5,000,000 (it being understood that the actual principal amount thereof provided by the applicable Lenders may be lower than such minimum amount), and the Borrower may condition the effectiveness of any Extension Amendment on an Extension Minimum Condition, which may be waived by the Borrower in its sole discretion. In addition to any terms and changes required or permitted by Section 2.14(g)(i), each Extension Amendment (x) shall amend the scheduled amortization payments pursuant to Section 2.5 or the applicable ~~Joinder Agreement~~Incremental Amendment with respect to the Existing Term Loan Class from which the Extended Term Loans were converted to reduce each scheduled Repayment Amount (if any) for the Existing Term Loan Class in the same proportion as the amount of Term Loans of the Existing Term Loan Class is to be converted pursuant to such Extension Amendment (it being understood that the amount of any Repayment Amount payable with respect to any individual Term Loan of such Existing Term Loan Class that is not an Extended Term Loan shall not be reduced as a result thereof) and (y) may, but shall not be required to, impose additional requirements (not inconsistent with the provisions of this Agreement in effect at such time) with respect to the final maturity and Weighted Average Life to Maturity of New Term Loans incurred following the date of such Extension Amendment. Notwithstanding anything to the contrary in this Section 2.14(g) and without limiting the generality or applicability of Section 13.1 to any Section 2.14 Additional Amendments, any Extension Amendment may provide for additional terms and/or additional amendments other than those referred to or contemplated above (any such additional amendment, a “Section 2.14 Additional Amendment”) to this Agreement and the other Credit Documents; provided that such Section 2.14 Additional Amendments are within the requirements of Section 2.14(g)(i) and Section 2.14(g)(ii) and do not become effective prior to the time that such Section 2.14 Additional Amendments have been consented to (including, without limitation, pursuant to (1) consents applicable to holders of New Term Loans and Incremental Revolving Credit Commitments provided for in any ~~Joinder Agreement~~Incremental Amendment and (2) consents applicable to holders of any Extended Term Loans or Extended Revolving Credit Commitments provided for in any Extension Amendment) by such of the Lenders, Credit Parties and other parties (if any) as may be required in order for such Section 2.14 Additional Amendments to become effective in accordance with Section 13.1.

(v) Notwithstanding anything to the contrary contained in this Agreement, (A) on any date on which any Existing Class is converted to extend the related scheduled maturity date(s) in accordance with clause (g)(i) and/or clause (g)(ii) above (an “Extension Date”), (I) in the case of the existing Term Loans of each Extending Lender, the aggregate principal amount of such existing Term Loans shall be deemed reduced by an amount equal to the aggregate principal amount of Extended Term Loans so converted by such Lender on such date, and the Extended Term Loans shall be established as a separate Class of Term Loans; provided that any Extended Term Loans converted from an Existing Term Loan Class may, to the extent provided in the applicable Extension Amendment, be designated as an increase in any then outstanding Class of Term Loans other than the Existing Term Loan Class from which such Extended Term Loans were converted (in which case scheduled amortization with respect thereto shall be proportionally increased), and (II) in the case of the Specified Existing Revolving Credit Commitments of each Extending Lender, the aggregate principal amount of such

Specified Existing Revolving Credit Commitments shall be deemed reduced by an amount equal to the aggregate principal amount of Extended Revolving Credit Commitments so converted by such Lender on such date, and such Extended Revolving Credit Commitments shall be established as a separate Class of revolving credit commitments from the Specified Existing Revolving Credit Commitments; provided that any Extended Revolving Credit Commitments converted from an Existing Revolving Credit Commitment Class may, to the extent provided in the applicable Extension Amendment, be designated as an increase in any then outstanding Class of Revolving Credit Commitments other than the Existing Revolving Credit Commitment Class from which such Extended Revolving Credit Commitments were converted and (B) if, on any Extension Date, any Loans of any Extending Lender are outstanding under the applicable Specified Existing Revolving Credit Commitments, such Loans (and any related participations) shall be deemed to be allocated as Extended Revolving Credit Loans (and related participations) and Existing Revolving Credit Loans (and related participations) in the same proportion as such Extending Lender’s Specified Existing Revolving Credit Commitments to Extended Revolving Credit Commitments.

(vi) The Administrative Agent and the Lenders hereby consent to the consummation of the transactions contemplated by this Section 2.14 (including, for the avoidance of doubt, payment of any interest, fees, or premium in respect of any Extended Term Loans and/or Extended Revolving Credit Commitments on such terms as may be set forth in the relevant Extension Amendment) and hereby waive the requirements of any provision of this Agreement (including, without limitation, any pro rata payment or amendment section) or any other Credit Document that may otherwise prohibit or restrict any such extension or any other transaction contemplated by this Section 2.14.

(vii) No conversion of Loans pursuant to any extension in accordance with this Section 2.14(g) shall constitute a voluntary or mandatory payment or prepayment for purposes of this Agreement.

(h) The Borrower may, at any time or from time to time after the ~~Fourth~~Seventh Amendment Effective Date, by notice to the Administrative Agent (a “Refinancing Loan Request”), request (A) (i) the establishment of one or more new Classes of term loans under this Agreement (any such new Class, “New Refinancing Term Loan Commitments”) or (ii) increases to one or more existing Classes of term loans under this Agreement (provided that the loans under such new commitments shall be fungible for U.S. federal income tax purposes with the existing Class of Term Loans proposed to be increased on the Refinancing Facility Closing Date for such increase) (any such increase to an existing Class, collectively with New Refinancing Term Loan Commitments, “Refinancing Term Loan Commitments”), or (B) (i) the establishment of one or more new Classes of Revolving Credit Commitments under this Agreement (any such new Class, “New Refinancing Revolving Credit Commitments”) or (ii) increases to one or more existing Classes of Revolving Credit Commitments (any such increase to an existing Class, collectively with the New Refinancing Revolving Credit Commitments, “Refinancing Revolving Credit Commitments” and, collectively with any Refinancing Term Loan Commitments, “Refinancing Commitments”), in each case, established in exchange for, or to extend, renew, replace, repurchase, retire or refinance, in whole or in part, as selected by the Borrower, any one or more then existing Class or Classes of Loans or Commitments (with respect to a particular Refinancing Commitment or Refinancing Loan, such existing Loans or Commitments, “Refinanced Debt”), whereupon the Administrative Agent shall promptly deliver a copy of each such notice to each of the Lenders.

(i) Any Refinancing Term Loans made pursuant to New Refinancing Term Loan Commitments or any New Refinancing Revolving Credit Commitments made on a Refinancing Facility Closing Date shall be designated a separate Class of Refinancing Term Loans or Refinancing Revolving Credit Commitments, as applicable, for all purposes of this Agreement unless designated as a part of an existing Class of Term Loans or Revolving Credit Commitments in accordance with this Section 2.14(h). On any Refinancing Facility Closing Date on which any Refinancing Term Loan Commitments of any Class are effected, subject to the satisfaction of the terms and conditions in this Section 2.14(h), (x) each Refinancing Term Lender of such Class shall make a term loan to the Borrower (each, a “Refinancing Term Loan”) in an amount equal to its Refinancing Term Loan Commitment of such Class and (y) each Refinancing Term Lender of such Class shall become a Lender hereunder with respect to the Refinancing Term Loan Commitment of such Class and the Refinancing Term Loans of such Class made pursuant thereto. On any Refinancing Facility Closing Date on which any Refinancing Revolving Credit Commitments of any Class are effected, subject to the satisfaction of the terms and conditions in this Section 2.14(h), (x) each Refinancing Revolving Credit Lender of such Class shall make its Refinancing Revolving Credit Commitment available to the Borrower (when borrowed, a “Refinancing Revolving Credit Loan” and collectively with any Refinancing Term Loan, a “Refinancing Loan”) and (y) each Refinancing Revolving Credit Lender of such Class shall become a Lender hereunder with respect to the Refinancing Revolving Credit Commitment of such Class and the Refinancing Revolving Credit Loans of such Class made pursuant thereto.

(ii) Each Refinancing Loan Request from the Borrower pursuant to this Section 2.14(h) shall set forth the requested amount and proposed terms of the relevant Refinancing Term Loans or Refinancing Revolving Credit Commitments and identify the Refinanced Debt with respect thereto. Refinancing Term Loans may be made, and Refinancing Revolving Credit Commitments may be provided, by any existing Lender (but no existing Lender will have an obligation to make any Refinancing Commitment, nor will the Borrower have any obligation to approach any existing Lender to provide any Refinancing Commitment) or by any Additional Lender (each such existing Lender or Additional Lender providing such Commitment or Loan, a “Refinancing Revolving Credit Lender” or “Refinancing Term Lender”, as applicable, and, collectively, “Refinancing Lenders”); provided that (i) the Administrative Agent shall have consented (such consent not to be unreasonably conditioned, withheld or delayed) to such Additional Lender’s making such Refinancing Term Loans or providing such Refinancing Revolving Credit Commitments to the extent such consent, if any, would be required under Section 13.6(b) for an assignment of Loans or Revolving Credit Commitments, as applicable, to such Additional Lender, (ii) with respect to Refinancing Term Loans, any Affiliated Lender providing a Refinancing Term Loan Commitment shall be subject to the same restrictions set forth in Section 13.6(h)(iii) as they would otherwise be subject to with respect to any purchase by or assignment to such Affiliated

Lender of Term Loans and (iii) Affiliated Lenders may not provide Refinancing Revolving Credit Commitments.

(iii) The effectiveness of any Refinancing Amendment, and the Refinancing Commitments thereunder, shall be subject to the satisfaction on the date thereof (each, a “Refinancing Facility Closing Date”) of each of the following conditions, together with any other conditions set forth in the Refinancing Amendment:

(A) each Refinancing Commitment shall be in an aggregate principal amount that is not less than U.S.$5,000,000 (provided that such amount may be less than U.S.$5,000,000 if such amount is equal to (x) the entire outstanding principal amount of Refinanced Debt that is in the form of Term Loans or (y) the entire outstanding principal amount of Refinanced Debt (or commitments) that is in the form of Revolving Credit Commitments), and

(B) the Refinancing Term Loans made pursuant to any increase in any existing Class of Term Loans shall be added to (and form part of) each Borrowing of outstanding Term Loans under the respective Class so incurred on a pro rata basis (based on the principal amount of each Borrowing) so that each Lender under such Class will participate proportionately in each then outstanding Borrowing of Term Loans under such Class.

(iv) Upon any Refinancing Facility Closing Date on which Refinancing Revolving Credit Commitments are effected, (a) each Refinancing Revolving Credit Commitment shall be deemed for all purposes a Revolving Credit Commitment and each Refinancing Revolving Credit Loan made thereunder shall be deemed, for all purposes, a Revolving Loan and (b) each Refinancing Revolving Credit Lender shall become a Lender with respect to the Refinancing Revolving Credit Commitments and all matters relating thereto. Upon any Refinancing Facility Closing Date on which Refinancing Revolving Credit Commitments are effected through the establishment of a new Class of Revolving Credit Commitments pursuant to this Section 2.14(h), if, on such date, there are any Revolving Loans under any Revolving Credit Commitments then outstanding, such Revolving Loans shall be prepaid from the proceeds of a new Borrowing of the Refinancing Revolving Credit Loans under such new Class of Refinancing Revolving Credit Commitments in such amounts as shall be necessary in order that, after giving effect to such Borrowing and all such related prepayments, all Revolving Loans under all Revolving Credit Commitments will be held by all Revolving Credit Lenders with Revolving Credit Commitments (including Lenders providing such Refinancing Revolving Credit Commitments) ratably in accordance with all of their respective Revolving Credit Commitments of all Classes (after giving effect to the establishment of such Refinancing Revolving Credit Commitments). Upon any Refinancing Facility Closing Date on which Refinancing Revolving Credit Commitments are effected through the increase to any existing Class of Revolving Credit Commitments pursuant to this Section 2.14(h), if, on the date of such increase, there are any Revolving Loans outstanding under such Class of Revolving Credit Commitments being increased, each of the Revolving Credit Lenders under such Class shall automatically and without further act be deemed to have assigned to each of the Refinancing Revolving Credit Lenders under such Class, and each of such Refinancing Revolving Credit Lenders shall automatically and without further act be deemed to have purchased and assumed, at the principal amount thereof, such interests in the Revolving Loans of such Class outstanding on such Refinancing Facility Closing Date as shall be necessary in order that, after giving effect to all such assignments and assumptions, such Revolving Loans of such Class will be held by existing Revolving Credit Lenders under such Class and Refinancing Revolving Credit Lenders under such Class ratably in accordance with their respective Revolving Credit Commitments of such Class after giving effect to the addition of such Refinancing Revolving Credit Commitments to such existing Revolving Credit Commitments under such Class. The Administrative Agent and the Lenders hereby agree that the minimum borrowing, pro rata borrowing and pro rata payment requirements contained elsewhere in this Agreement shall not apply to the transactions effected pursuant to the two preceding sentences.

(v) The terms, provisions and documentation of the Refinancing Term Loans and Refinancing Term Loan Commitments or the Refinancing Revolving Credit Loans and Refinancing Revolving Credit Commitments, as the case may be, of any Class shall be as agreed between the Borrower and the applicable Refinancing Lenders providing such Refinancing Commitments, and except as otherwise set forth herein, to the extent not identical to (or constituting a part of) any Class of Term Loans or Revolving Credit Commitments, as applicable, each existing on the Refinancing Facility Closing Date, shall be consistent with clauses (A) or (B) below, as applicable, and otherwise shall either, at the option of the Borrower, (x) reflect market terms and conditions (taken as a whole) at the time of incurrence or issuance (as determined by the Borrower) or (y) if not consistent with the terms of the corresponding Class of Term Loans or Revolving Credit Commitments, as applicable, not be materially more restrictive to the Borrower (as determined by the Borrower), when taken as a whole, than the terms of the applicable Class of Term Loans or Revolving Credit Commitments, as applicable, being refinanced or replaced (except (1) covenants or other provisions applicable only to periods after the Maturity Date (as of the applicable Refinancing Facility Closing Date) of such Class being refinanced and (2) pricing, fees, rate floors, premiums, optional prepayment or redemption terms (which shall be determined by the Borrower) unless the Lenders under the Term Loans or Revolving Credit Commitments, as applicable, each existing on the Refinancing Facility Closing Date, receive the benefit of such more restrictive terms. In any event:

(A) the Refinancing Term Loans:

(1) (I) shall rank pari passu or junior in right of payment with any First Lien Obligations outstanding under this Agreement and (II) shall be unsecured or rank pari passu or junior in right of security with any First Lien Obligations outstanding under this Agreement and, if secured, shall not be secured by assets other than Collateral (and, if applicable, shall be subject to a subordination agreement and/or the ABL/Term Loan Intercreditor Agreement, the Junior Lien Intercreditor Agreement, the Pari Intercreditor Agreement or other lien subordination and intercreditor arrangement reasonably satisfactory to the Borrower and the Administrative Agent);

(2) as of the Refinancing Facility Closing Date, shall not have a Maturity Date earlier than the Maturity Date of the Refinanced Debt;

(3) shall have an amortization schedule as determined by the Borrower and the applicable new Refinancing Term Lenders; provided that, as of the Refinancing Facility Closing Date, such Refinancing Term Loans shall have a Weighted Average Life to Maturity not shorter than the remaining Weighted Average Life to Maturity of the Refinanced Debt on the date of incurrence of such Refinancing Term Loans;

(4) shall have an Effective Yield determined by the Borrower and the applicable Refinancing Term Lenders;

(5) may provide for the ability to participate on a pro rata basis or less than or greater than a pro rata basis in any voluntary repayments or prepayments of principal of Term Loans hereunder and on a pro rata basis or less than a pro rata basis (but, except as otherwise permitted by this Agreement, not on a greater than pro rata basis) in any mandatory repayments or prepayments of principal of Term Loans hereunder;

(6) shall not have a greater principal amount than the principal amount of the Refinanced Debt (plus the amount of any unused commitments thereunder), plus accrued interest, fees, defeasance costs and premium (including call and tender premiums), if any, under the Refinanced Debt, plus underwriting discounts, fees, commissions and expenses (including original issue discount, upfront fees and similar items) in connection with the refinancing of such Refinanced Debt and the incurrence or issuance of such Refinancing Term Loans, plus an additional amount if such amount is permitted to be incurred under Section 10.1 hereof (it being understood that such additional amount shall reduce the applicable basket under Section 10.1 by a like amount); and

(7) may not be guaranteed by any Person other than a Guarantor;

(B) the Refinancing Revolving Credit Commitments and Refinancing Revolving Credit Loans:

(1) (I) shall rank pari passu in right of payment and (II) shall be pari passu in right of security with the Revolving Loans;

(2) shall not mature earlier than, or provide for mandatory scheduled commitment reductions prior to, the maturity date with respect to the Refinanced Debt;

(3) shall provide that the borrowing, prepayments and repayment (except for (1) payments of interest and fees at different rates on Refinancing Revolving Credit Commitments (and related outstandings), (2) repayments required upon the maturity date of the Refinancing Revolving Credit Commitments and (3) repayment made in connection with a permanent repayment and termination of commitments (subject to clause (4) below)) of Revolving Loans with respect to Refinancing Revolving Credit Commitments after the associated Refinancing Facility Closing Date shall be made on a pro rata basis with all other Revolving Credit Commitments existing on the Refinancing Facility Closing Date;

(4) shall provide that the permanent repayment of Revolving Loans with respect to, and termination or reduction of, Refinancing Revolving Credit Commitments after the associated Refinancing Facility Closing Date be made on a pro rata basis or less than pro rata basis (but not greater than pro rata basis, except that (x) Refinancing Revolving Credit Commitments may participate on a greater than pro rata basis in any permanent prepayments and termination with other Revolving Credit Commitments, and (y) the Borrower shall be permitted to permanently repay and terminate Commitments in respect of any such Class of Revolving Loans on a greater than pro rata basis as compared to any other Class of Revolving Loans with a later maturity date than such Class or in connection with any refinancing thereof permitted by this Agreement) with all other Revolving Credit Commitments existing on the Refinancing Facility Closing Date;

(5) shall have an Effective Yield determined by the Borrower and the applicable Refinancing Revolving Credit Lenders;

(6) shall not have a greater principal amount of Commitments than the principal amount of the utilized Commitments of the Refinanced Debt (plus the amount of any unused commitments thereunder), plus accrued interest, fees, defeasance costs and premium (including call and tender premiums), if any, under the Refinanced Debt, plus underwriting discounts, fees, commissions and expenses (including original issue discount, upfront fees and similar items) in connection with the refinancing of such Refinanced Debt and the incurrence or issuance of such Refinancing Revolving Credit Commitments or Refinancing Revolving Credit Loans, plus an additional amount if such amount is permitted to be incurred under Section 10.1 hereof (it being understood that such additional amount shall reduce the applicable basket under Section 10.1 by a like amount); and

(7) may not be guaranteed by any Person other than a Guarantor.

(vi) Commitments in respect of Refinancing Term Loans and Refinancing Revolving Credit Commitments shall become additional Commitments under this Agreement pursuant to an amendment (a “Refinancing Amendment”) to this Agreement and, as appropriate, the other Credit Documents, executed by the Borrower, each Refinancing Lender providing such Commitments and the Administrative Agent. The Refinancing Amendment may, without the consent of any other Credit Party, Agent or Lender, effect such amendments to this Agreement and the other Credit Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 2.14(h). The Borrower will use the proceeds, if any, of the Refinancing Term Loans and Refinancing Revolving Credit Commitments in exchange for, or to extend, renew, replace, repurchase, retire or refinance, and shall permanently terminate applicable commitments under, substantially concurrently, the applicable Refinanced Debt.

(vii) The Administrative Agent and the Lenders hereby consent to the consummation of the transactions contemplated by this Section 2.14(h) (including, for the avoidance of doubt, payment of any interest, fees, or premium in respect of any Refinanced Debt on such terms as may be set forth in the relevant Refinancing Amendment) and hereby waive the requirements of any provision of this Agreement (including, without limitation, any pro rata payment or amendment section) or any other Credit Document that may otherwise prohibit or restrict any such refinancing or any other transaction contemplated by this Section 2.14.

Section 2.15. Permitted Debt Exchanges.

(a) Notwithstanding anything to the contrary contained in this Agreement, pursuant to one or more offers (each, a “Permitted Debt Exchange Offer”) made from time to time by the Borrower, the Borrower may from time to time following the Closing Date consummate one or more exchanges of Term Loans for Permitted Other Indebtedness in the form of notes or mezzanine Indebtedness, in the case of securities, whether issued in a public offering, Rule 144A or other private placement or any bridge facility in lieu of the foregoing or otherwise (such notes or mezzanine Indebtedness, “Permitted Debt Exchange Notes”, and each such exchange a “Permitted Debt Exchange”), so long as the following conditions are satisfied or waived: (i) no Event of Default shall have occurred and be continuing at the time the final offering document in respect of a Permitted Debt Exchange Offer is delivered to the relevant Lenders, (ii) except as otherwise permitted hereby (including utilization of any other available baskets or incurrence based amounts as permitted hereunder), the aggregate principal amount (calculated on the face amount thereof) of Permitted Debt Exchange Notes issued in exchange for Term Loans pursuant to a Permitted Debt Exchange shall not exceed the aggregate principal amount (calculated on the face amount thereof) of Term Loans exchanged ~~shall equal no more than the aggregate principal amount (calculated on the face amount thereof) of~~for such Permitted Debt Exchange Notes ~~issued in exchange for such Term Loans~~; provided that the aggregate principal amount of the Permitted Debt Exchange Notes may include accrued interest, fees and premium (if any) under the Term Loans exchanged and underwriting discounts, fees, commissions and expenses (including original issue discount, upfront fees and similar items) in connection with the exchange of such Term Loans and the issuance of such Permitted Debt Exchange Notes, ~~plus an additional amount if such amount is permitted to be incurred under Section 10.1 hereof (it being understood that such additional amount shall reduce the applicable basket under Section 10.1 by a like amount),~~ (iii) the aggregate principal amount (calculated on the face amount thereof) of all Term Loans exchanged under each applicable Class by the Borrower pursuant to any Permitted Debt Exchange shall automatically be cancelled and retired by the Borrower on the date of the settlement thereof (and, if requested by the Administrative Agent, any applicable exchanging Lender shall execute and deliver to the Administrative Agent an Assignment and Acceptance, or such other form as may be reasonably requested by the Administrative Agent, in respect thereof pursuant to which the respective Lender assigns its interest in the Term Loans being exchanged pursuant to the Permitted Debt Exchange to the Borrower for immediate cancellation), (iv) if the aggregate principal amount of all Term Loans of a given Class (calculated on the face amount thereof) tendered by Lenders in respect of the relevant Permitted Debt Exchange Offer (with no Lender being permitted to tender a principal amount of Term Loans which exceeds the principal amount thereof of the applicable Class actually held by it) shall exceed the maximum aggregate principal amount of Term Loans of such Class offered to be exchanged by the Borrower pursuant to such Permitted Debt Exchange Offer, then the Borrower shall exchange Term Loans subject to such Permitted Debt Exchange Offer tendered by such Lenders ratably up to such maximum amount based on the respective principal amounts so tendered, (v) all documentation in respect of such Permitted Debt Exchange shall be consistent with the foregoing, and all written communications generally directed to the Lenders in connection therewith shall be in form and substance consistent with the foregoing and made in consultation with the Borrower and the Auction Agent, and (vi) any applicable Minimum Tender Condition shall be satisfied (or waived by the Borrower in its sole discretion).

(b) With respect to all Permitted Debt Exchanges effected by the Borrower pursuant to this Section 2.15, (i) such Permitted Debt Exchanges (and the cancellation of the exchanged Term Loans in connection therewith) shall not constitute voluntary or mandatory payments or prepayments for purposes of Section 5.1 or 5.2, and (ii) such Permitted Debt Exchange Offer shall be made for not less than U.S.$5,000,000 in aggregate principal amount of Term Loans; provided that subject to the foregoing clause (ii) the Borrower may at its election specify as a condition (a “Minimum Tender Condition”) to consummating any such Permitted Debt Exchange that a minimum amount (to be determined and specified in the relevant Permitted Debt Exchange Offer in the Borrower’s discretion) of Term Loans of any or all applicable Classes be tendered.

(c) In connection with each Permitted Debt Exchange, the Borrower and the Auction Agent shall mutually agree to such procedures as may be necessary or advisable to accomplish the purposes of this Section 2.15 and without conflict with Section 2.15(d); provided that the terms of any Permitted Debt Exchange Offer shall provide that the date by which the relevant Lenders are required to indicate their election to participate in such Permitted Debt Exchange shall be not less than a reasonable period (in the discretion of the Borrower and the Auction Agent) of time following the date on which the Permitted Debt Exchange Offer is made.

(d) The Borrower shall be responsible for compliance with, and hereby agrees to comply with, all applicable securities and other laws in connection with each Permitted Debt

Exchange, it being understood and agreed that (x) none of the Auction Agent, the Administrative Agent nor any Lender assumes any responsibility in connection with the Borrower’s compliance with such laws in connection with any Permitted Debt Exchange and (y) each Lender shall be solely responsible for its compliance with any applicable “insider trading” laws and regulations to which such Lender may be subject under the Exchange Act.

Section 2.16. Defaulting Lenders.

(a) Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as that Lender is no longer a Defaulting Lender, to the extent permitted by applicable law:

(i) Waivers and Amendments. Such Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in the definitions of Required Lenders and Required Facility Lenders and Section 13.1.

(ii) Defaulting Lender Waterfall. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Section 11 or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to Section 13.8 shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, as the Borrower may request (so long as no Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; third, if so determined by the Administrative Agent and the Borrower, to be held in a deposit account and released pro rata in order to satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement; fourth, to the payment of any amounts owing to the Borrower and the Lenders as a result of any judgment of a court of competent jurisdiction obtained by the Borrower or any Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and fifth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans in respect of which such Defaulting Lender has not fully funded its appropriate share, and (y) such Loans were made at a time when the applicable conditions to the Borrowing of any Revolving Loan were satisfied or waived, such payment shall be applied solely to pay the Loans of all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of such Defaulting Lender until such time as all Loans are held by the Lenders pro rata in accordance with the Commitments hereunder. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender pursuant to this Section 2.16(a)(ii) shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

(iii) Certain Fees. No Defaulting Lender shall be entitled to receive any fee payable under Section 4 or any interest at the Default Rate payable under Section 2.8(c) for any period during which that Lender is a Defaulting Lender (and the Borrower shall not be required to pay any such fee or interest that otherwise would have been required to have been paid to that Defaulting Lender).

(b) Defaulting Lender Cure. If the Borrower and the Administrative Agent agree in writing that a Lender is no longer a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein, that Lender will, to the extent applicable, purchase at par that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Revolving Loans to be held on a pro rata basis by the Lenders in accordance with their pro rata share of the applicable Class of Revolving Credit Commitments, whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

Section 2.17. Inability to Determine Rates

Section 2.18. Subject to Section 1.14, if, on or prior to the first day of any Interest Period for any Term SOFR Loan:

(a) the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that “Term SOFR” cannot be determined pursuant to the definition thereof, or

(b) the Required Lenders determine that for any reason in connection with any request for a Term SOFR Loan or a conversion thereto or a continuation thereof that Adjusted Term SOFR for any requested Interest Period with respect to a proposed Term SOFR Loan does not adequately and fairly reflect the cost to such Lenders of making and maintaining such Loan, and the Required Lenders have provided notice of such determination to the Administrative Agent, then, in each case, the Administrative Agent will promptly so notify the Borrower and each Lender.

Upon notice thereof by the Administrative Agent to the Borrower, any obligation of the Lenders to make Term SOFR Loans, and any right of the Borrower to continue Term SOFR Loans or to convert ABR Loans to Term SOFR Loans, shall be suspended (to the extent of the affected Term SOFR Loans or affected Interest Periods) until the Administrative Agent (with respect to clause (b), at the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, (i) the Borrower may revoke any pending request for a borrowing of, conversion to or continuation of Term SOFR Loans (to the extent of the affected Term SOFR Loans or affected Interest Periods) or, failing that, the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to ABR Loans in the amount specified therein and (ii) any outstanding affected Term SOFR Loans will be deemed to have been converted into ABR Loans at the end of the applicable Interest Period. Upon any such conversion, the Borrower shall also pay accrued and unpaid interest on the amount so converted~~,~~

~~together with any additional amounts required pursuant to Section 2.11~~. Subject to Section 1.14, if the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that “Term SOFR” cannot be determined pursuant to the definition thereof on any given day, the interest rate on ABR Loans shall be determined by the Administrative Agent without reference to clause (iii) of the definition of “ABR” until the Administrative Agent revokes such determination.

SECTION 3

[Reserved].

SECTION 4

Fees and Commitment Reductions

Section 4.1. Fees. Without duplication, the Borrower agrees to pay (i) to the Administrative Agent in U.S. Dollars, (i) for its own account, administrative agent fees as have been previously agreed in writing, or as may be agreed in writing, by the Borrower from time to time, and (ii) to the applicable Person entitled thereto in U.S. Dollars, any other fees required to be paid by the Borrower or any other Credit Party in accordance with the ~~Fourth~~Seventh Amendment Fee Letter.

Section 4.2. Voluntary Reduction or Termination of Revolving Credit Commitments. Upon at least two Business Days’ prior written notice to the Administrative Agent at the Administrative Agent’s Office (or such shorter period of time as agreed to by the Administrative Agent in its reasonable discretion) (which notice the Administrative Agent shall promptly transmit to each of the Lenders), the Borrower shall have the right, without premium or penalty, on any day, to permanently terminate or reduce any Revolving Credit Commitments of any Class in whole or in part; provided that (a) any such reduction shall apply proportionately and permanently to reduce the Revolving Credit Commitment of each of the Revolving Credit Lenders of any applicable Class, except that (i) notwithstanding the foregoing, in connection with the establishment on any date of any Extended Revolving Credit Commitments pursuant to Section 2.14(g), the Revolving Credit Commitments of any one or more Revolving Credit Lenders providing any such Extended Revolving Credit Commitments on such date shall be reduced in an amount equal to the amount of Revolving Credit Commitments so extended on such date (provided that (x) after giving effect to any such reduction and to the repayment of any Revolving Loans made on such date, the Revolving Credit Exposure of any such Lender does not exceed any Revolving Credit Commitment thereof and (y) for the avoidance of doubt, any such repayment of Revolving Loans contemplated by the preceding clause shall be made in compliance with the requirements of Section 5.3(a) with respect to the ratable allocation of payments hereunder, with such allocation being determined after giving effect to any conversion pursuant to Section 2.14(g) of Revolving Credit Commitments and Revolving Loans of any existing Class into Extended Revolving Credit Commitments and Extended Revolving Credit Loans pursuant to Section 2.14(g) prior to any reduction being made to the Revolving Credit Commitment of any other Lender) and (ii) the Borrower may at its election permanently reduce any Revolving Credit Commitment of a Defaulting Lender to U.S.$0 without affecting the Revolving Credit Commitments of any other Lender, (b) any partial reduction pursuant to this

Section 4.2 shall be in the amount of at least U.S.$500,000, and (c) after giving effect to such termination or reduction and to any prepayments of the Revolving Loans made on the date thereof in accordance with this Agreement, the aggregate amount of the Lenders’ Revolving Credit Exposures shall not exceed the Total Revolving Credit Commitment and the aggregate amount of the Lenders’ Revolving Credit Exposures in respect of any Class shall not exceed the aggregate Revolving Credit Commitment of such Class. Notwithstanding anything to the contrary contained in this Agreement, the Borrower may by giving written notice to the Administrative Agent rescind, or extend the date for termination or reduction specified in, any notice delivered under this Section 4.2 prior to 10:00 a.m. (New York City time) (or, such later time as the Administrative Agent may approve in its sole discretion) on the date of such termination or reduction if such termination or reduction would have occurred in connection with a refinancing of all or any portion of any Credit Facility or Credit Facilities or other conditional event, which refinancing or other conditional event shall not be consummated or shall otherwise be delayed.

Section 4.3. Mandatory Termination of Commitments. The ~~2021~~2025 Refinancing Term Loan Commitments and the 2025 New Term Loan Commitments, in each case, shall terminate on the ~~Fifth~~Seventh Amendment Effective Date, contemporaneously with the Borrowing of the ~~2021~~2025 Refinancing Term Loans and the 2025 New Term Loans, respectively, on the ~~Fifth~~Seventh Amendment Effective Date.

SECTION 5

Payments

Section 5.1. Voluntary Prepayments.

(a) The Borrower shall have the right to prepay Loans, including Term Loans and Revolving Loans, as applicable, in each case, other than as set forth in Section 5.1(c), without premium or penalty, in whole or in part from time to time on the following terms and conditions: (a) the Borrower shall give the Administrative Agent at the Administrative Agent’s Office written notice of its intent to make such prepayment, the amount of such prepayment and (in the case of Term SOFR Loans) the specific Borrowing(s) pursuant to which made, which notice shall be given by the Borrower no later than 2:00 p.m. (New York City time) (i) in the case of Term SOFR Loans, three Business Days prior to or (ii) in the case of ABR Loans, one (1) Business Day prior to the date of such prepayment (or, in any case under the foregoing clause (a)(i) or clause (a)(ii), such shorter period of time as agreed to by the Administrative Agent in its reasonable discretion) and shall promptly be transmitted by the Administrative Agent to each of the Lenders, as the case may be; and (b) each partial prepayment of (i) any Borrowing of Term SOFR Loans shall be in a minimum amount of U.S.$250,000 and in multiples of U.S.$~~100,000~~50,000 in excess thereof, and (ii) any ABR Loans shall be in a minimum amount of U.S.$250,000 and in multiples of U.S.$~~100,000~~50,000 in excess thereof; provided that no partial prepayment of Term SOFR Loans made pursuant to a single Borrowing shall reduce the outstanding Term SOFR Loans made pursuant to such Borrowing to an amount less than the applicable Minimum Borrowing Amount for such Term SOFR Loans~~; and (c) in the case of any prepayment of Term SOFR Loans pursuant to this Section 5.1 on any day prior to the last day of an Interest Period applicable thereto, the applicable Borrower shall, promptly after receipt of a~~

~~written request by any applicable Lender (which request shall set forth in reasonable detail the basis for requesting such amount), pay to the Administrative Agent for the account of such Lender any amounts required pursuant to Section 2.11~~. Each prepayment in respect of any Loans pursuant to this Section 5.1 shall be (1) applied to the Class or Classes of Loans as the Borrower may specify and (2) with respect to prepayments of Term Loans, applied to reduce any ~~2021~~2025 Refinancing Term Loan Repayment Amount, any New Term Loan Repayment Amounts, any Replacement Term Loan Repayment Amount, any Refinancing Term Loan Repayment Amount and any Extended Term Loan Repayment Amounts, as the case may be, in each case, in such order (including order of application to scheduled amortization payments) as the Borrower may specify. Notwithstanding the foregoing, prior to the six-month anniversary of the Closing Date, all prepayments pursuant to this Section 5.1(a) shall have been applied to the outstanding Initial Term B-2 Loans until such Initial Term B-2 Loans, together with all accrued but unpaid interest thereon, have been paid in full. Subject to the immediately preceding sentence, in the event that the Borrower does not specify the order in which to apply prepayments of Term Loans to reduce scheduled installments of principal or as between Classes of Term Loans, the Borrower shall be deemed to have elected that such prepayment be applied to reduce the scheduled installments of principal in direct order of maturity on a pro rata basis with the applicable Class or Classes, if a Class or Classes were specified, or among all Classes of Term Loans then outstanding, if no Class was specified. At the Borrower’s election in connection with any prepayment pursuant to this Section 5.1, such prepayment shall not be applied to any Term Loan or Revolving Loan of a Defaulting Lender.

(b) Notwithstanding anything to the contrary contained in this Agreement, the Borrower may by giving written notice to the Administrative Agent rescind, or extend the date for prepayment specified in, any notice of prepayment under Section 5.1(a) prior to 10 a.m. (New York City time) (or, such later time as the Administrative Agent may approve in its sole discretion) on the date of such prepayment if such prepayment would have resulted from a refinancing of all or any portion of any Credit Facility or Credit Facilities or other conditional event, which refinancing or other conditional event shall not be consummated or shall otherwise be delayed.

(c) In the event that, prior to the six-month anniversary of the ~~Fifth~~Seventh Amendment Effective Date, the Borrower (i) makes any prepayment of ~~2021~~2025 Refinancing Term Loans (including any Extended Existing Term Loans and 2025 New Term Loans) in connection with any Repricing Transaction the primary purpose (as determined by the Borrower in good faith) of which is to decrease the Effective Yield on such ~~2021~~2025 Refinancing Term Loans or (ii) effects any amendment of this Agreement resulting in a Repricing Transaction the primary purpose (as determined by the Borrower in good faith) of which is to decrease the Effective Yield on the ~~2021~~2025 Refinancing Term Loans, the Borrower shall pay to the Administrative Agent, for the ratable account of each of the applicable Lenders, (x) in the case of clause (i), a prepayment premium of 1.00% of the principal amount of ~~2021~~2025 Refinancing Term Loans (including any Extended Existing Term Loans and 2025 New Term Loans) being prepaid in connection with such Repricing Transaction and (y) in the case of clause (ii), a premium equal to 1.00% of the aggregate principal amount of the ~~2021~~2025 Refinancing Term Loans (including any Extended Existing Term Loans and 2025 New Term Loans) outstanding immediately prior to such amendment that are subject to an effective pricing reduction pursuant to such Repricing Transaction.

Section 5.2. Mandatory Prepayments.

(a) Term Loan Prepayments.

(i) On each occasion that a Prepayment Event occurs, the Borrower shall, within three (3) Business Days after receipt of the Net Cash Proceeds of a Debt Incurrence Prepayment Event and within ten (10) Business Days after the receipt of Net Cash Proceeds of any other Prepayment Event (or, in the case of Deferred Net Cash Proceeds, within ten (10) Business Days after the Deferred Net Cash Proceeds Payment Date), prepay (or cause to prepay), in accordance with Section 5.2(c), Term Loans with an equivalent principal amount equal to 100.0% (such percentage, as it may be reduced as described below, the “Net Cash Proceeds Percentage”) of the Net Cash Proceeds from such Prepayment Event; provided that, with respect to the Net Cash Proceeds any Asset Sale Prepayment Event and Casualty Event, (A) the Net Cash Proceeds Percentage shall be reduced to 50.0% if the First Lien Net Leverage Ratio (on a Pro Forma Basis after giving effect to such Asset Sale Prepayment Event or Casualty Event, as applicable, and the use of proceeds thereof (including the repayment of any Indebtedness, including the prepayment of Term Loans required by this Section 5.2(a)(i))) is equal to or less than 1.50 to 1.00 but greater than 1.00 to 1.00 as of the most recently ended Test Period and (B) the Net Cash Proceeds Percentage shall be reduced to 0.00% if the First Lien Net Leverage Ratio (on a Pro Forma Basis after giving effect to such Asset Sale Prepayment Event or Casualty Event, as applicable, and the use of proceeds thereof (including the repayment of any Indebtedness, including the prepayment of Term Loans required by this Section 5.2(a)(i))) is equal to or less than 1.00 to 1.00 as of the most recently ended Test Period (in each case of the foregoing sub-clauses (A) and (B), such Net Cash Proceeds (if any) not required to prepay the Term Loans pursuant to this Section 5.2(a)(i), the “Retained Asset Sale Proceeds”) (provided that, in each case, for purposes of determining the Net Cash Proceeds Percentage and Retained Asset Sale Proceeds, the First Lien Net Leverage Ratio shall be determined, at the Borrower’s option, either at the time of the applicable Asset Sale, at the time of entry into a definitive agreement in respect thereof or the time of the application of the Net Cash Proceeds therefrom); provided further, that, with respect to the Net Cash Proceeds of an Asset Sale Prepayment Event or Casualty Event, the Borrower may use a portion of such Net Cash Proceeds to prepay or repurchase ~~Permitted~~ Other Applicable Indebtedness ~~(and with such prepaid or repurchased Permitted Other Indebtedness permanently extinguished) with a Lien on the Collateral ranking pari passu with the Liens securing any First Lien Obligations outstanding under this Agreement to the extent any applicable Permitted Other~~to the extent any documentation governing such Other Applicable Indebtedness ~~Document~~ requires the issuer or borrower of such ~~Permitted~~ Other Applicable Indebtedness to prepay, redeem or make an offer to purchase or prepay or redeem such ~~Permitted~~ Other Applicable Indebtedness with the proceeds of such Prepayment Event, in each case in an amount not to exceed the product of (x) the amount of such Net Cash Proceeds multiplied by (y) a fraction, the numerator of which is the outstanding principal amount of the ~~Permitted~~ Other Applicable Indebtedness with ~~a Lien on the Collateral ranking pari passu with the Liens securing any First Lien Obligations outstanding under this Agreement and with~~ respect to which such a requirement to prepay, redeem or make an offer to purchase ~~or~~, prepay or redeem exists and the denominator of which is the sum of the outstanding principal amount of such ~~Permitted~~ Other Applicable Indebtedness and the outstanding principal amount of Term Loans.

(ii) Not later than fifteen Business Days after the date on which financial statements are required to be delivered pursuant to Section 9.1(a) for any fiscal year (commencing with and including the fiscal year ending on or about March 31, ~~2022~~2027), the Borrower shall prepay (or cause to be prepaid), in accordance with Section 5.2(c), Term Loans with a principal amount (the “ECF Payment Amount”) equal to (x) 50% of Excess Cash Flow for such fiscal year; provided that (A) the percentage in this Section 5.2(a)(ii) shall be reduced to 25% if the First Lien Net Leverage Ratio (prior to giving effect thereto but giving effect to any prepayment described in clause (y) below and as certified by an Authorized Officer of the Borrower) for the most recent Test Period ended on the last day of the applicable fiscal year is less than or equal to ~~3.00~~2.75 to 1.00 but greater than ~~2.50~~2.25 to 1.00 and (B) no payment of any Term Loans shall be required under this Section 5.2(a)(ii) if the First Lien Net Leverage Ratio (prior to giving effect thereto but giving effect to any prepayment described in clause (y) below and as certified by an Authorized Officer of the Borrower) for the most recent Test Period ended on the last day of the applicable fiscal year is less than or equal to ~~2.50~~2.25 to 1.00, minus (y) (i) the principal amount of ~~2021~~2025 Refinancing Term Loans and any other Term Loans that are secured on a pari passu basis with the ~~2021~~2025 Refinancing Term Loans voluntarily prepaid pursuant to Section 5.1 or Section 13.6 (in each case, including purchases of the Term Loans by Holdings, the Borrower and its Subsidiaries at or below par, in which case the amount of voluntary prepayments of Term Loans shall be deemed not to exceed the actual purchase price of such Term Loans below par) during such fiscal year (without duplication of any prepayments in such fiscal year that reduced the amount of Excess Cash Flow required to be repaid pursuant to this Section 5.2(a)(ii) for any prior fiscal year) or after such fiscal year and prior to the date of the required Excess Cash Flow payment, (ii) to the extent accompanied by permanent reductions of the applicable revolving credit commitments, payments of Revolving Loans, revolving loans under the ABL Credit Agreement or loans under other revolving credit facilities during such fiscal year (without duplication of any prepayments in such fiscal year that reduced the amount of Excess Cash Flow required to be repaid pursuant to this Section 5.2(a)(ii) for any prior fiscal year) or after such fiscal year and prior to the date of the required Excess Cash Flow payment and (iii) at the option of the Borrower, cash amounts used to make prepayments pursuant to “excess cash flow sweep” provisions applicable to any term loans incurred as Permitted Other Indebtedness (to the extent any amounts payable thereunder are paid on a pro rata basis with prepayments of the Term Loans as required by this Section 5.2(a)(ii)), in each case, other than to the extent any such prepayment is funded with the proceeds of Funded Debt (other than revolving Indebtedness); provided that a prepayment of the principal amount of Term Loans pursuant to this Section 5.2(a)(ii) in respect of any fiscal year shall only be required in the amount by which the ECF Payment Amount for such fiscal year exceeds the greater of (i) U.S.$~~10,000,000~~23,000,000 and (ii) ~~4.70~~15.00% of Consolidated EBITDA (calculated on a Pro Forma Basis) for the most recently ended Test Period.

(iii) On each occasion that Permitted Other Indebtedness is issued or incurred pursuant to Section 10.1(w), or any Refinancing Term Loans or Replacement

Term Loans are incurred, to refinance any Class (or Classes) of Term Loans resulting in Net Cash Proceeds (as opposed to such Permitted Other Indebtedness, Refinancing Term Loans or Replacement Term Loans arising out of an exchange of existing Term Loans for such Permitted Other Indebtedness, Refinancing Term Loans or Replacement Term Loans), the Borrower shall within three Business Days of receipt of the Net Cash Proceeds of such Permitted Other Indebtedness, Refinancing Term Loans or Replacement Term Loans prepay, in accordance with Section 5.2(c), such Class (or Classes) of Term Loans in a principal amount equal to 100% of the Net Cash Proceeds from such issuance or incurrence of Permitted Other Indebtedness, Refinancing Term Loans or Replacement Term Loans, as applicable.

(iv) Notwithstanding any other provisions of this Section 5.2, (A) to the extent that any or all of the Net Cash Proceeds of any Prepayment Event by a Foreign Subsidiary giving rise to a prepayment pursuant to clause (i) above (a “Foreign Prepayment Event”) or Excess Cash Flow giving rise to a prepayment pursuant to clause (ii) above are prohibited or delayed by any Requirement of Law or any material agreement binding on such Foreign Subsidiary (so long as any prohibition is not created in contemplation of such prepayment) from being repatriated to any Credit Party (each, a “Payment Block”), an amount equal to the portion of such Net Cash Proceeds or Excess Cash Flow so affected will not be required to be applied to repay Term Loans at the times provided in clauses (i) and (ii) above, as the case may be, but only so long as the applicable Requirement of Law or material agreement will not permit repatriation to any Credit Party (provided that the Credit Parties ~~hereby agreeing to cause the applicable Foreign Subsidiary to promptly take all actions reasonably required by the applicable Requirement of Law or material agreement to permit such repatriation to a Credit Party~~shall not be required to monitor any such Payment Block, take any action to overcome or eliminate such Payment Block and/or reserve cash for future repatriation after it has notified the Administrative Agent of the existence of such Payment Block), and once a repatriation of any of such affected Net Cash Proceeds or Excess Cash Flow is permitted under the applicable Requirement of Law or material agreement, an amount equal to such Net Cash Proceeds or Excess Cash Flow will be promptly (and in any event not later than ten (10) Business Days after such repatriation is permitted) applied (net of any taxes, costs or expenses that would be payable or reserved against if such amounts were actually repatriated whether or not they are repatriated) pursuant to clauses (i) and (ii) above, as applicable, and (B) to the extent that the Borrower has determined in good faith that any of or all the repatriation of Net Cash Proceeds of any Foreign Prepayment Event or Excess Cash Flow could have a material adverse tax consequence with respect to such Net Cash Proceeds or Excess Cash Flow, an amount equal to the Net Cash Proceeds or Excess Cash Flow so affected may be retained by the applicable Foreign Subsidiary until such time as it may repatriate such amount without incurring such material adverse tax consequences (at which time such amount shall be promptly applied to repay the Term Loans in accordance with this Section 5.2). For the avoidance of doubt, so long as an amount equal to the amount of Net Cash Proceeds or Excess Cash Flow, as applicable, required to be applied in accordance with Section 5.2(a)(i) or 5.2(a)(ii), respectively, is applied by the Borrower, nothing in this Agreement (including this Section 5) shall be construed to require any Foreign Subsidiary to repatriate cash. The non-application of any prepayment amounts as a consequence of this clause (iv) will not, for the avoidance of doubt, constitute a Default or Event of Default, and such amounts shall be available for working capital purposes or other general corporate purposes of the Borrower and the Restricted Subsidiaries as long as not required to be prepaid in accordance with the foregoing provisions of this clause (iv).

(v) [Reserved].

(b) Repayment of Revolving Loans. If on any date the aggregate amount of the Lenders’ Revolving Credit Exposures in respect of any Class of Revolving Loans for any reason exceeds 100% of the Revolving Credit Commitment of such Class then in effect, the Borrower shall promptly repay on such date Revolving Loans of such Class in an aggregate amount equal to such excess.

(c) Application to Repayment Amounts. Subject to Section 5.2(f), except as may otherwise be set forth in any ~~Joinder Agreement~~Incremental Amendment, any Refinancing Amendment, any Extension Amendment or any amendment in respect of Replacement Term Loans, each prepayment of Term Loans required by Section  5.2(a)(i)~~,~~ or (ii) ~~or (v)~~ (A) shall be allocated pro rata among the ~~2021~~2025 Refinancing Term Loans and any New Term Loans, Refinancing Term Loans, Extended Term Loans and Replacement Term Loans then outstanding based on the applicable remaining principal amounts due thereunder and (B) shall be applied within each Class of Term Loans in respect of such Term Loans in direct forward order of scheduled maturity thereof or as otherwise directed by the Borrower; provided any Class of New Term Loans, Refinancing Term Loans, Extended Term Loans and Replacement Term Loans may specify that one or more other Classes of Term Loans may be prepaid prior to such Class of New Term Loans, Refinancing Term Loans, Extended Term Loans and Replacement Term Loans. Any prepayment of Term Loans with the Net Cash Proceeds of, or in exchange for, Permitted Other Indebtedness, Refinancing Term Loans or Replacement Term Loans pursuant to Section 5.2(a)(iii) shall be applied solely to each applicable Class or Classes of Term Loans being refinanced as selected by the Borrower.

(d) Application to Term Loans. With respect to each prepayment of Term Loans required by Section 5.2(a), the Borrower may, if applicable, designate the Types of Term Loans that are to be prepaid and the specific Borrowing(s) pursuant to which made; provided that, if any Lender has provided a Rejection Notice in compliance with Section 5.2(f), such prepayment shall be applied with respect to the Term Loans to be prepaid on a pro rata basis across all outstanding Types of such Term Loans in proportion to the percentage of such outstanding Term Loans to be prepaid represented by each such Class. In the absence of a Rejection Notice or a designation by the Borrower as described in the preceding sentence, the Administrative Agent shall, subject to the above, make such designation in its reasonable discretion ~~with a view, but no obligation, to minimize breakage costs owing under Section 2.11~~.

(e) Application to Revolving Loans. With respect to each prepayment of Revolving Loans required by Section 5.2(b), the Borrower may designate (i) the Types of Revolving Loans that are to be prepaid and the specific Borrowing(s) pursuant to which made and (ii) the Revolving Loans to be prepaid; provided that (x) each prepayment of any Revolving Loans made pursuant to a Borrowing shall be applied pro rata among such Revolving Loans; and (y) notwithstanding the provisions of the preceding clause (x), no prepayment of Revolving

Loans shall be applied to the Revolving Loans of any Defaulting Lender unless otherwise agreed in writing by the Borrower. ~~In the absence of a designation by the Borrower as described in the preceding sentence, the Administrative Agent shall, subject to the above, make such designation in its reasonable discretion with a view, but no obligation, to minimize breakage costs owing under Section 2.11.~~ The mandatory prepayments set forth in this Section 5.2 shall not reduce the aggregate amount of Commitments and amounts prepaid may be reborrowed in accordance with the terms hereof.

(f) Rejection Right. The Borrower shall notify the Administrative Agent in writing of any mandatory prepayment of Term Loans required to be made pursuant to Section 5.2(a) at least three Business Days prior to the date such prepayment is required to be made (or such shorter period of time as agreed to by the Administrative Agent in its reasonable discretion); provided, however, that, notwithstanding anything to the contrary contained in this Agreement, the Borrower may rescind, or extend the date for prepayment specified in, any notice of prepayment under this Section 5.2(f) if such prepayment would have resulted from a refinancing of all or any portion of any Credit Facility or Credit Facilities or other conditional event, which refinancing or other conditional event shall not be consummated or shall otherwise be delayed. Each such notice shall specify the anticipated date of such prepayment and provide a reasonably detailed calculation of the amount of such prepayment. The Administrative Agent will promptly notify each Lender holding Term Loans to be prepaid in accordance with such prepayment notice of the contents of such prepayment notice and of such Lender’s pro rata share of the prepayment. Each Term Loan Lender (other than, prior to the six-month anniversary of the Closing Date, the Initial Term B-2 Lenders) may reject all (but not less than all) of its pro rata share of any mandatory prepayment of Term Loans required to be made pursuant to Section 5.2(a) other than any such mandatory prepayment with respect to a Debt Incurrence Prepayment Event under Section 5.2(a)(i) or any mandatory prepayment under Section 5.2(a)(iii) ~~or Section 5.2(a)(v)~~ (such declined amounts, the “Declined Proceeds”) by providing written notice (each, a “Rejection Notice”) to the Administrative Agent and the Borrower no later than 5:00 p.m. (New York City time) one Business Day after the date of such Lender’s receipt of notice from the Administrative Agent regarding such prepayment. If a Lender fails to deliver a Rejection Notice to the Administrative Agent within the time frame specified above, or such Rejection Notice fails to specify the principal amount of the Term Loans to be rejected, any such failure will be deemed an acceptance of the total amount of such mandatory prepayment of Term Loans. Any Declined Proceeds shall be retained by the Borrower (“Retained Declined Proceeds”).

Section 5.3. Method and Place of Payment.

(a) Except as otherwise specifically provided herein, all payments under this Agreement shall be made by the Borrower, without set-off, counterclaim or deduction of any kind, to the Administrative Agent for the ratable account of the Lenders entitled thereto not later than 2:00 p.m. (New York City time), in each case, on the date when due and shall be made in immediately available funds at the Administrative Agent’s Office or at such other office as the Administrative Agent shall specify for such purpose by written notice to the Borrower, it being understood that written or facsimile notice by the Borrower to the Administrative Agent to make a payment from the funds in the Borrower’s account at the Administrative Agent’s Office shall constitute the making of such payment to the extent of such funds held in such account. All repayments or prepayments of any Loans (whether of principal, interest or otherwise) hereunder shall be made in U.S. Dollars. The Administrative Agent will thereafter cause to be distributed on the same day (if payment was actually received by the Administrative Agent prior to 2:00 p.m. (New York City time) or, otherwise, on the next Business Day in the Administrative Agent’s sole discretion) like funds relating to the payment of principal or interest or Fees ratably to the Lenders entitled thereto.

(b) Any payments under this Agreement that are made later than 2:00 p.m. (New York City time) may be deemed to have been made on the next succeeding Business Day in the Administrative Agent’s sole discretion for purposes of calculating interest thereon. Except as otherwise provided herein, whenever any payment to be made hereunder shall be stated to be due on a day that is not a Business Day, the due date thereof shall be extended to the next succeeding Business Day and, with respect to payments of principal, interest shall be payable during such extension at the applicable rate in effect immediately prior to such extension.

Section 5.4. Net Payments.

(a) Payments Free of Taxes; Obligation to Withhold; Payments on Account of Taxes.

(i) Any and all payments by or on account of any obligation of any Credit Party hereunder or under any other Credit Document shall to the extent permitted by applicable laws be made free and clear of and without reduction or withholding for any Taxes.

(ii) If any applicable Credit Party, the Administrative Agent or any other Withholding Agent shall be required by applicable law to withhold or deduct any Taxes from any payment, then (A) such Withholding Agent shall withhold or make such deductions as are reasonably determined by such Withholding Agent to be required by applicable law, (B) such Withholding Agent shall timely pay the full amount withheld or deducted to the relevant Governmental Authority, and (C) to the extent that the withholding or deduction is made on account of Indemnified Taxes or Other Taxes, the sum payable by the applicable Credit Party shall be increased as necessary so that after any required withholding or deductions have been made (including withholding or deductions applicable to additional sums payable under this Section 5.4) each Lender (or, in the case of a payment to the Administrative Agent for its own account, the Administrative Agent) receives an amount equal to the sum it would have received had no such withholding or deductions been made.

(b) Payment of Other Taxes by the Borrower. Without limiting the provisions of subsection (a) above, the Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law or, at the option of the Administrative Agent, timely reimburse the Administrative Agent or any Lender for the payment of any Other Taxes.

(c) Tax Indemnifications. Without limiting the provisions of subsection (a) or (b) above, the Borrower shall indemnify the Administrative Agent and each Lender, and shall make payment in respect thereof within 15 days after demand therefor, for the full amount of

Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 5.4) paid or payable by the Administrative Agent or such Lender, as the case may be, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of any such payment or liability (along with a written statement setting forth in reasonable detail the basis and calculation of such amounts) delivered to the Borrower by a Lender, or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error. If the Borrower reasonably believes that any such Indemnified Taxes or Other Taxes were not correctly or legally asserted, the Administrative Agent and/or each affected Lender will use reasonable efforts to cooperate with the Borrower in pursuing a refund of such Indemnified Taxes or Other Taxes so long as such efforts would not, in the sole determination exercised in good faith of the Administrative Agent or affected Lender, result in any additional costs, expenses or risks or be otherwise disadvantageous to it.

(d) Evidence of Payments. After any payment of Taxes by any Credit Party or the Administrative Agent to a Governmental Authority as provided in this Section 5.4, the Borrower shall deliver to the Administrative Agent or the Administrative Agent shall deliver to the Borrower, as the case may be, the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of any return required by laws to report such payment or other evidence of such payment reasonably satisfactory to the Borrower or the Administrative Agent, as the case may be.

(e) Status of Lenders and Tax Documentation.

(i) Each Lender shall deliver to the Borrower and to the Administrative Agent, at such time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by applicable laws or by the taxing authorities of any jurisdiction and such other reasonably requested information as will permit the Borrower or the Administrative Agent, as the case may be, to determine (A) whether or not any payments made hereunder or under any other Credit Document are subject to Taxes, (B) if applicable, the required rate of withholding or deduction, and (C) such Lender’s entitlement to any available exemption from, or reduction of, applicable Taxes in respect of any payments to be made to such Lender by any Credit Party pursuant to any Credit Document or otherwise to establish such Lender’s status for withholding tax purposes in the applicable jurisdiction. Any documentation and information required to be delivered by a Lender pursuant to this Section 5.4(e) shall be delivered by such Lender (i) on or prior to the ~~Fourth~~Seventh Amendment Effective Date (or on or prior to the date it becomes a party to this Agreement), (ii) on or before any date on which such documentation expires or becomes obsolete or invalid, (iii) after the occurrence of any change in the Lender’s circumstances requiring a change in the most recent documentation previously delivered by it to the Borrower and the Administrative Agent, and (iv) from time to time thereafter if reasonably requested by the Borrower or the Administrative Agent, and each such Lender shall promptly notify in writing the Borrower and the Administrative Agent if such Lender is no longer legally eligible to provide any documentation previously provided.

(ii) Notwithstanding anything to the contrary in this Section 5.4, no Lender or the Administrative Agent shall be required to deliver any documentation that it is not legally eligible to deliver.

(f) Treatment of Certain Refunds. If the Administrative Agent or any Lender determines, in its sole discretion exercised in good faith, that it has received a refund of any Indemnified Taxes or Other Taxes as to which it has been indemnified by any Credit Party or with respect to which any Credit Party has paid additional amounts pursuant to this Section 5.4, the Administrative Agent or such Lender (as applicable) shall promptly pay to the Borrower an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by the Credit Parties under this Section 5.4 with respect to the Indemnified Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses (including any Taxes) incurred by the Administrative Agent or such Lender, as the case may be, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided that the Borrower, upon the request of the Administrative Agent or such Lender, ~~agree~~agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender in the event the Administrative Agent or such Lender is required to repay such refund to such Governmental Authority. In such event, the Administrative Agent or such Lender, as the case may be, shall, at the Borrower’s request, provide the Borrower with a copy of any notice of assessment or other evidence of the requirement to repay such refund received from the relevant taxing authority (provided that the Administrative Agent or such Lender may delete any information therein that it deems confidential). Notwithstanding anything to the contrary in this Section 5.4(f), in no event will the Administrative Agent or any Lender be required to pay any amount to an indemnifying party pursuant to this Section 5.4(f) the payment of which would place the Administrative Agent or any Lender in a less favorable net after-Tax position than the Administrative Agent or any Lender would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This subsection shall not be construed to require the Administrative Agent or any Lender to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to any Credit Party or any other Person.

(g) For the avoidance of doubt, for purposes of this Section 5.4, the term “applicable law” includes FATCA.

(h) Each party’s obligations under this Section 5.4 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under the Credit Documents.

Section 5.5. Computations of Interest and Fees.

(a) Except as provided in the next succeeding sentence, interest on Term SOFR Loans shall be calculated on the basis of a 360-day year for the actual days elapsed. Interest on ABR Loans shall be calculated on the basis of a 365- (or 366-, in the case of a leap year) day year for the actual days elapsed.

(b) Fees shall be calculated on the basis of a 360-day year for the actual days elapsed.

(c) For the purposes of this Agreement, whenever interest is to be calculated on the basis of a period of time other than a calendar year, the annual rate of interest to which each rate of interest determined pursuant to such calculation is equivalent for the purposes of the Interest Act (Canada) is such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by the number of days used in the basis of such determination.

Section 5.6. Limit on Rate of Interest.

(a) No Payment Shall Exceed Lawful Rate. Notwithstanding any other term of this Agreement, the Borrower shall not be obliged to pay any interest or other amounts under or in connection with this Agreement or otherwise in respect of the Obligations in excess of the amount or rate permitted under or consistent with any applicable law, rule or regulation.

(b) Payment at Highest Lawful Rate. If the Borrower is not obliged to make a payment that it would otherwise be required to make, as a result of Section 5.6(a), the Borrower shall make such payment to the maximum extent permitted by or consistent with applicable laws, rules, and regulations.

(c) Adjustment if Any Payment Exceeds Lawful Rate. If any provision of this Agreement or any of the other Credit Documents would obligate the Borrower to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate that would be prohibited by any applicable law, rule or regulation, then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law (the “Maximum Rate”), such adjustment to be effected, to the extent necessary, first, by reducing the amount or rate of interest required to be paid by the Borrower to the affected Lender under Section 2.8, and, to the extent necessary, thereafter, by reducing any fees, commissions, premiums or other amounts which would be treated as or constitute interest under applicable law; provided that to the extent lawful, the interest or other amounts that would have been payable but were not payable as a result of the operation of this Section shall be cumulated and the interest payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if any Lender shall have received from the Borrower an amount in excess of the maximum permitted by any applicable law, rule or regulation, then the Borrower shall be entitled, by notice in writing to the Administrative Agent to obtain reimbursement from that Lender in an amount equal to such excess, and pending such reimbursement, such amount shall be deemed to be an amount payable by that Lender to the Borrower.

SECTION 6

Conditions Precedent to Initial Borrowing

Section 6.1. Conditions Precedent. The initial Borrowing of the ~~2021~~2025 Refinancing Term Loans and the 2025 New Term Loans under this Agreement on the ~~Fifth~~Seventh Amendment Effective Date is subject solely to the satisfaction or waiver of the conditions precedent set forth in Section  ~~3~~6 of the ~~Fifth~~Seventh Amendment. For purposes of determining compliance with the conditions specified in Section  ~~3~~6 of the ~~Fifth~~Seventh Amendment on the ~~Fifth~~Seventh Amendment Effective Date, each Lender that has funded a Loan under this Agreement on or prior to such date shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required ~~hereunder~~thereunder to be consented to or approved by or acceptable or satisfactory to a Lender.

SECTION 7

[Reserved]

SECTION 8

Representations and Warranties

In order to induce the Lenders to enter into this Agreement~~,~~ and to make the Loans as provided for herein, the Borrower makes the following representations and warranties to the Lenders, all of which shall survive the execution and delivery of this Agreement and the making of the Loans (it being understood that the following representations and warranties shall be deemed made with respect to any Foreign Subsidiary only to the extent relevant under applicable law):

Section 8.1. Corporate Status. Each Credit Party (a) is a duly organized and validly existing corporation, limited liability company, unlimited liability company or other entity in good standing (if applicable) under the laws of the jurisdiction of its organization and has the corporate, limited liability company, unlimited liability company or other organizational power and authority to own its property and assets and to transact the business in which it is engaged and (b) has duly qualified and is authorized to do business and is in good standing (if applicable) in all jurisdictions where it is required, to be so qualified, except where the failure to be so qualified, authorized and in good standing would not reasonably be expected to result in a Material Adverse Effect.

Section 8.2. Corporate Power and Authority. Each Credit Party has the corporate or other organizational power and authority to execute, deliver and carry out the terms and provisions of the Credit Documents to which it is a party and has taken all necessary corporate or other organizational action to authorize the execution, delivery and performance of the Credit Documents to which it is a party. Each Credit Party has duly executed and delivered each Credit Document to which it is a party and each such Credit Document constitutes the legal, valid, and binding obligation of such Credit Party enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditors’ rights generally and subject to general principles of equity (provided that, with respect to the creation and perfection of security interests with respect to Indebtedness, Capital Stock and Stock Equivalents of Foreign Subsidiaries, only to the extent the creation and perfection of such obligations is governed by the Uniform Commercial Code or the PPSA).

Section 8.3. No Violation. Neither the execution, delivery or performance by any Credit Party of the Credit Documents to which it is a party nor compliance with the terms and provisions thereof nor the consummation of the Transactions contemplated hereby will (a) contravene any applicable provision of any law, statute, rule, regulation, order, writ, injunction or decree of any court or governmental instrumentality, other than any such contravention that would not reasonably be expected to result in a Material Adverse Effect, (b) violate any provision of the certificate of incorporation, by-laws, articles or other Organizational Documents of such Credit Party or any of the Restricted Subsidiaries or (c) result in a breach or contravention of the documentation governing any Indebtedness of a Credit Party, in each case under this clause (c), in a manner that would be reasonably expected to result in a Material Adverse Effect.

Section 8.4. Litigation. There are no actions, suits or proceedings pending or, to the knowledge of the Borrower, threatened in writing against the Borrower or any of the Restricted Subsidiaries that would reasonably be expected to result in a Material Adverse Effect.

Section 8.5. Margin Regulations. Neither the making of any Loan hereunder nor the use of the proceeds thereof will violate the provisions of Regulation T, U or X of the Board.

Section 8.6. Governmental Approvals. The execution, delivery and performance of each Credit Document by any Credit Party does not require any consent or approval of, registration or filing with, or other action by, any Governmental Authority, except for (i) such as have been obtained or made and are in full force and effect, (ii) filings, consents, approvals, registrations and recordings in respect of the Liens created pursuant to the Security Documents (and to release existing Liens), and (iii) such licenses, approvals, authorizations, registrations, filings, consents or other actions the failure of which to obtain or make would not reasonably be expected to result in a Material Adverse Effect.

Section 8.7. Investment Company Act. No Credit Party is required to be registered as an “investment company” under the Investment Company Act of 1940.

Section 8.8. True and Complete Disclosure.

(a) None of the written factual information and written data (taken as a whole) concerning the Borrower, the Restricted Subsidiaries and their respective businesses heretofore or contemporaneously furnished by or on behalf of the Borrower or any of the Restricted Subsidiaries or any of their respective authorized representatives, to the Administrative Agent, any Joint Lead Arranger, any Joint Bookrunner, and/or any Lender on or before the ~~Fourth~~Seventh Amendment Effective Date (including all such written information and data contained in the Credit Documents) for purposes of or in connection with this Agreement or any transaction contemplated herein contained any untrue statement of any material fact or omitted to state any material fact necessary to make such information and data (taken as a whole) not materially misleading at such time in light of the circumstances under which such information or data was furnished (after giving effect to all supplements and updates from time to time), it being understood and agreed that for purposes of this Section 8.8(a), such factual information and data shall not include pro forma financial information, projections, estimates (including financial estimates, forecasts, and other forward-looking information) or other forward looking information or information of a general economic or general industry nature.

(b) The projections (including financial estimates and forecasts) contained in the information and data referred to in clause (a) above were based on good faith estimates and assumptions believed by the Borrower to be reasonable at the time made, it being recognized by the Lenders that such projections as to future events are not to be viewed as facts or a guarantee of performance, are subject to significant uncertainties and contingencies, many of which are beyond the control of the Borrower and its Subsidiaries, and that actual results during the period or periods covered by any such projections may differ from the projected results and such differences may be material.

Section 8.9. Financial Condition; Financial Statements.

(a) The Historical Financial Statements present fairly, in all material respects, the consolidated financial position of the Borrower and its Subsidiaries, in each case, at the respective dates thereof and their consolidated results of operations for the respective periods covered thereby in accordance with GAAP consistently applied throughout the periods covered thereby, except as otherwise expressly noted therein (subject, in the case of the any unaudited Historical Financial Statements to changes resulting from normal year-end adjustments and the absence of footnotes).

(b) There has been no Material Adverse Effect since the ~~Fourth~~Seventh Amendment Effective Date.

Each Lender and the Administrative Agent hereby acknowledges and agrees that the Borrower and its Subsidiaries may be required to restate historical financial statements as the result of the implementation of changes in GAAP or IFRS, or the respective interpretation thereof, and that such restatements (or the preparation of GAAP or IFRS financial statements for such historical periods) will not result in a Default or an Event of Default under the Credit Documents.

Section 8.10. Compliance with Laws. Each Credit Party is in compliance with all Requirements of Law applicable to it or its property, except where the failure to be so in compliance would not reasonably be expected to result in a Material Adverse Effect.

Section 8.11. Tax Matters. Except as would not reasonably be expected to have a Material Adverse Effect, (a) the Borrower and each of the Restricted Subsidiaries has filed all Tax returns required to be filed by it and has timely paid all Taxes payable by it (whether or not shown on a Tax return and including in its capacity as withholding agent) that have become due, other than those being contested in good faith and by proper actions if it has maintained adequate reserves (in the good faith judgment of management of the Borrower or such Restricted Subsidiary, as applicable) with respect thereto to the extent required by IFRS and (b) the

Borrower and each of the Restricted Subsidiaries has paid, or has provided adequate reserves (in the good faith judgment of management of the Borrower or such Restricted Subsidiary, as applicable) in accordance with IFRS for the payment of all Taxes not yet due and payable. As of the ~~Fourth~~Seventh Amendment Effective Date, there is no current or proposed Tax assessment, deficiency or other claim against the Borrower or any Restricted Subsidiary that would reasonably be expected to result in a Material Adverse Effect.

Section 8.12. Pension Plans; Compliance with ERISA.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) no steps have been taken to terminate any Canadian Pension Plan (wholly or in part) which could result in any Credit Party being required to make a material additional contribution to any Canadian Pension Plan; (ii) no contribution failure has occurred with respect to any Canadian Pension Plan sufficient to give rise to a Lien under any applicable pension benefits laws of any other jurisdiction (for certainty, not including payments in respect of contributions payable but not yet due); and (iii) no condition exists and no event or transaction has occurred with respect to any Canadian Pension Plan which is reasonably likely to result in any Credit Party incurring any liability, fine or penalty. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Canadian Pension Plan is in compliance with all applicable pension benefits and tax laws; (ii) all contributions (including employee contributions made by authorized payroll deductions or other withholdings) required to be made to the appropriate funding agency have been made in accordance with all Requirements of Law and the terms of each Canadian Pension Plan; (iii) all liabilities under each Canadian Pension Plan are funded in accordance with the terms of the respective Canadian Pension Plans, the requirements of applicable pension benefits laws and of applicable Governmental Authorities and (~~v~~iv) no event has occurred and no conditions exist with respect to any Canadian Pension Plan that has resulted or could reasonably be expected to result in any Canadian Pension Plan having its registration revoked or refused by any administration of any relevant pension benefits regulatory authority or being required to pay any taxes (other than taxes the amounts of which are immaterial) or penalties under any applicable pension benefits or tax laws. As of the ~~Fourth~~Seventh Amendment Effective Date, none of the Credit Parties maintains, sponsors, contributes to or otherwise has any liability or contingent liability in respect of a Canadian DB Plan.

(b) Except as would not reasonably be expected to have a Material Adverse Effect, no ERISA Event or Foreign Plan Event has occurred or is reasonably expected to occur.

(c) Except as set forth on Schedule 8.12, as of the ~~Fourth~~Seventh Amendment Effective Date, no Foreign Plan of any Credit Party or any of their respective Related Parties is a pension plan or subject to any pension benefits legislation. Except as set forth on Schedule 8.12, as of the ~~Fourth~~Seventh Amendment Effective Date, no Canadian Credit Party has any Canadian Pension Plan.

Section 8.13. Subsidiaries. Schedule 8.13 lists each Subsidiary of Holdings and the Borrower, in each case, existing on the ~~Fourth~~Seventh Amendment Effective Date, after giving effect to the Transactions.

Section 8.14. Intellectual Property. Each of the Borrower and the Restricted Subsidiaries owns or has the right to use all Intellectual Property that is used in or otherwise necessary for the operation of their respective businesses as currently conducted, except where the failure of the foregoing would not reasonably be expected to have a Material Adverse Effect. The operation of their respective businesses by the Borrower and the Restricted Subsidiaries does not infringe upon, misappropriate, violate or otherwise conflict with the Intellectual Property of any third party, except, in each case, as would not reasonably be expected to have a Material Adverse Effect.

Section 8.15. Environmental Laws.

(a) Except as set forth on Schedule 8.15, or as would not reasonably be expected to have a Material Adverse Effect: (i) each of the Borrower and the Restricted Subsidiaries and their respective operations and properties are in compliance with all applicable Environmental Laws; (ii) none of the Borrower or any Restricted Subsidiary has received written notice of any Environmental Claim; (iii) none of the Borrower or any Restricted Subsidiary is conducting any investigation, removal, remedial or other corrective action pursuant to any Environmental Law at any location; and (iv) to the knowledge of the Borrower, no underground or above ground storage tank or related piping, or any impoundment or other disposal area containing Hazardous Materials is located at, on or under any Real Estate currently owned or leased by the Borrower or any of the Restricted Subsidiaries.

(b) Except as set forth on Schedule 8.15, none of the Borrower or any of the Restricted Subsidiaries has treated, stored, transported, Released or arranged for disposal or transport for disposal or treatment of Hazardous Materials at, on, under or from any currently or, formerly owned or operated property nor, to the knowledge of the Borrower, has there been any other Release of Hazardous Materials at, on, under or from any such properties, in each case, in a manner that would reasonably be expected to have a Material Adverse Effect.

Section 8.16. Properties.

(a) Each of the Borrower and the Restricted Subsidiaries has good and valid record title to, valid leasehold interests in, or rights to use, all properties that are necessary for the ordinary operation of their respective businesses as currently conducted, free and clear of all Liens (other than any Liens permitted by this Agreement) and except where the failure to have such title, interest or rights would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and no Mortgage, if any, encumbers improved Real Estate that is located in an area that has been identified by the Secretary of Housing and Urban Development as an area having special flood hazards within the meaning of the National Flood Insurance Act of 1968 unless flood insurance available under such Act has been obtained in accordance with Section 9.3(b).

(b) Set forth on Schedule 8.16 is a list of each real property located in Canada or the United States owned in fee by any Credit Party as of the ~~Fourth~~Seventh Amendment Effective Date having a book value in excess of $5,000,000, if any.

Section 8.17. Solvency. On the ~~Fifth~~Seventh Amendment Effective Date, after giving effect to the ~~2021~~2025 Refinancing Transactions (as defined in the ~~Fifth~~Seventh Amendment), immediately following the making of the ~~2021~~2025 Refinancing Term Loans and the 2025 New Term Loans, and after giving effect to the application of the proceeds of such ~~2021~~2025 Refinancing Term Loans and 2025 New Term Loans, the Borrower, on a consolidated basis with the Restricted Subsidiaries, will be Solvent.

Section 8.18. Patriot Act; Anti-Terrorism Laws. On the ~~Fifth~~Seventh Amendment Effective Date, no proceeds of the ~~2021~~2025 Refinancing Term Loans (including the 2025 New Term Loans) will be used by Holdings, the Borrower or their respective Subsidiaries (a) in violation of United States Foreign Corrupt Practices Act of 1977, (b) in violation of the Patriot Act, (c) in violation of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Criminal Code (Canada), Freezing Assets of Corrupt Foreign Officials Act (Canada), Special Economic Measures Act (Canada), United Nations Act (Canada) or any other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” laws of Canada or any province or territory thereof or (d) for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC, in each case, in any material respect.

Section 8.19. Security Interest in Collateral. ~~Subject to the terms of the proviso contained in Section 6.1(b), the~~The provisions of this Agreement and the other Credit Documents create legal and valid Liens on all of the Collateral in favor of the Collateral Agent, for the benefit of itself and the other Secured Parties (provided that, with respect to the creation and perfection of security interests with respect to Indebtedness, Capital Stock and Stock Equivalents of Foreign Subsidiaries, only to the extent the creation and perfection of such obligation is governed by the Uniform Commercial Code or PPSA), and upon the making of such filings and taking of such other actions required to be taken hereby or by the applicable Credit Documents (including the filing of appropriate Uniform Commercial Code and PPSA financing statements with the office of the Secretary of State of the state of organization of each Credit Party or applicable filing office in Canada, respectively, the filing of appropriate notices with the Canadian Intellectual Property Office, the U.S. Patent and Trademark Office and the U.S. Copyright Office, and the proper recordation of Mortgages and fixture filings with respect to any Mortgaged Property, in each case, in favor of the Collateral Agent for the benefit of the Secured Parties and the delivery to the Collateral Agent of any stock or equivalent certificates or promissory notes required to be delivered pursuant to the applicable Credit Documents), such Liens constitute perfected Liens on the Collateral of the type required by the Security Documents securing the Obligations to the extent such Liens may be perfected by such filings and the taking of such other actions. Notwithstanding the foregoing, the parties hereto agree that no Credit Party or any Subsidiary thereof shall be required to take any action outside the United States, Canada and the United Kingdom to grant, maintain or perfect any security interest in the Collateral (including the execution of any agreement, document or other instrument governed by the law of any jurisdiction other than the United States, Canada, any State or province thereof or the District of Columbia, or the United Kingdom), and the foregoing representation and warranty in this Section 8.19 shall be construed not to require any such actions.

Section 8.20. Anti-Terrorism Laws.

(a) To the extent applicable, each of Holdings, the Borrower and each Restricted Subsidiary is in compliance, in all material respects, with the Trading with the Enemy Act and each of the foreign assets control regulations of the United States Treasury Department (31 CFR Subtitle B, Chapter V) and any other enabling legislation or executive order relating thereto.

(b) No part of the proceeds of the Loans will be used by Holdings, the Borrower or any of the Restricted Subsidiaries, directly or, to the knowledge of the Borrower, indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business, or to obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977 or under similar Requirements of Law in Canada.

(c) None of Holdings, the Borrower or any Restricted Subsidiary nor, to the knowledge of the Borrower, any director, officer or employee of Holdings, the Borrower or any Restricted Subsidiary, (i) is a person on the list of “Specially Designated Nationals and Blocked Persons” or (ii) is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).

SECTION 9

Affirmative Covenants

The Borrower hereby covenants and agrees that on the ~~Fourth~~Seventh Amendment Effective Date and thereafter, until the Commitments have terminated and the Loans, together with interest, Fees and all other Obligations incurred hereunder (other than contingent obligations, Secured Hedge Obligations, Secured Bank Product Obligations and Secured Cash Management Obligations), are paid in full:

Section 9.1. Information Covenants. The Borrower will furnish to the Administrative Agent (which shall promptly make such information available to the Lenders in accordance with its customary practice):

(a) Annual Financial Statements. On or before the date that is 120 days after the end of each fiscal year, commencing with the fiscal year ending on or about March 31, ~~2021~~2025, the consolidated balance sheets of Holdings, the Borrower and its Subsidiaries as at the end of such fiscal year, and the related consolidated statements of income or operations and cash flows for such fiscal year, and setting forth comparative consolidated figures for the prior fiscal year, all in reasonable detail and prepared in accordance with IFRS, and, in each case, certified by Deloitte, LLP or independent certified public accountants of recognized national standing whose opinion shall not be qualified as to the scope of audit or as to the status of the Borrower or any Restricted Subsidiaries as a going concern (~~other than any exception, explanatory paragraph or qualification, that is expressly solely with respect to, or expressly resulting solely from, (i) an upcoming maturity date under any~~except to the extent such qualification or exception is solely a result of (i) the impending maturity of any Credit Facility or any other Indebtedness of the Borrower ~~and its Restricted Subsidiaries occurring within one year~~

~~from the time such opinion is delivered or (ii) any~~or any Subsidiary of the Borrower, (ii) a prospective or actual default ~~of a~~or event of default resulting from any financial maintenance covenant (or any anticipated inability to satisfy any financial maintenance covenant), (iii) the activities, operations, financial results, assets or liabilities of Unrestricted Subsidiaries or (iv) changes in accounting principles or practices reflecting changes in accounting standards and required or approved by the Borrower’s (or its direct or indirect parent company’s) independent certified public accounting firm (but, for the avoidance of doubt, may contain emphasis of matter, explanatory paragraph or like statement)), together with a narrative providing a summary description of the highlights of results of operations of the Borrower and its Restricted Subsidiaries for such fiscal year commencing with the fiscal ~~quarter~~year ending on or about March 31, ~~2019~~2025; provided that if at the end of any applicable fiscal year there are any Unrestricted Subsidiaries, the Borrower shall also furnish the related consolidating balance sheets of the Borrower and its Restricted Subsidiaries as at the end of such fiscal year, and the related consolidating statements of income or operations and cash flows for such fiscal year, in each case, reflecting the adjustments necessary to eliminate such Unrestricted Subsidiaries from the consolidated balance sheets of the Borrower and its Restricted Subsidiaries as at the end of such fiscal year, and the related consolidated statements of income or operations and cash flows for such fiscal year; provided, further, that no consolidating financial statements provided pursuant to the immediately preceding proviso shall be required to be audited.

(b) Quarterly Financial Statements. On or before the date that is 45 days after the end of each of the first three fiscal quarters of each fiscal year, commencing with the fiscal quarter ending on or about ~~September~~June 30, ~~2020~~2025, the consolidated balance sheets of Holdings, the Borrower and its Subsidiaries as at the end of such fiscal quarter and the related consolidated statements of income or operations for such fiscal quarter and for the elapsed portion of the fiscal year ended with the last day of such fiscal quarter, and the related consolidated statement of cash flows for the elapsed portion of the fiscal year ended with the last day of such fiscal quarter, and a narrative providing a summary description of the highlights of results of operations of the Borrower and its Restricted Subsidiaries for such fiscal quarter and for the elapsed portion of the fiscal year ended with the last day of such fiscal quarter and commencing with the fiscal quarter ending on or about June 30, ~~2019~~2025 setting forth comparative consolidated figures for the related periods in the prior fiscal year or, in the case of such consolidated balance sheet, for the last day of the related period in the prior fiscal year, all of which shall be certified by an Authorized Officer of the Borrower as fairly presenting in all material respects the financial position, results of operations and cash flows of the Borrower and its Subsidiaries in accordance with IFRS (except as noted therein), subject to changes resulting from normal year-end adjustments and the absence of footnotes; provided that if at the end of any applicable fiscal quarter there are any Unrestricted Subsidiaries, the Borrower shall also furnish the related consolidating balance sheets of the Borrower and its Restricted Subsidiaries as at the end of such fiscal quarter, and the related consolidating statements of income or operations and cash flows for such fiscal quarter, in each case, reflecting the adjustments necessary to eliminate such Unrestricted Subsidiaries from the consolidated balance sheets of the Borrower and its Restricted Subsidiaries as at the end of such fiscal quarter, and the related consolidated statements of income or operations and cash flows for such fiscal quarter.

(c) [Reserved].

(d) Officer’s Certificates. Not later than five days after the delivery of the financial statements provided for in Sections 9.1(a) and (b), a certificate of an Authorized Officer of the Borrower to the effect that no Event of Default exists or, if any Event of Default does exist, specifying the nature and extent thereof, as the case may be, which certificate shall set forth a specification of any change in the identity of the Restricted Subsidiaries and Unrestricted Subsidiaries as at the end of such fiscal year or period, as the case may be, from the Restricted Subsidiaries and Unrestricted Subsidiaries, respectively, identified to the Administrative Agent on the ~~Fourth~~Seventh Amendment Effective Date, the date of the most recent certificate delivered pursuant to this clause (d) or the most recent disclosure of any such information to the Administrative Agent, as the case may be. At the time of the delivery of the financial statements provided for in Section 9.1(a), a certificate of an Authorized Officer of the Borrower setting forth changes to the legal name, jurisdiction of formation, type of entity and organizational number (or equivalent) (to the extent such Person is organized in a jurisdiction where an organizational identification number is required to be included in a Uniform Commercial Code or PPSA financing statement (or equivalent document)), in each case for each Credit Party or confirming that there has been no change in such information since the ~~Fourth~~Seventh Amendment Effective Date, the date of the most recent certificate delivered pursuant to this clause (d) or the most recent disclosure of any such information to the Administrative Agent, as the case may be.

(e) Notice of Default or Litigation. Promptly after an Authorized Officer of the Borrower or any Restricted Subsidiary obtains knowledge thereof, notice of (i) the occurrence of any event that constitutes ~~a Default or~~ an Event of Default, which notice shall specify the nature thereof, the period of existence thereof and what action the Borrower proposes to take with respect thereto and (ii) any litigation or governmental proceeding pending against the Borrower or any of the Restricted Subsidiaries that would reasonably be expected to result in a Material Adverse Effect.

(f) Other Information. Promptly upon filing thereof, copies of any filings (including on the Annual Information Form, Form 10-K, 10-Q or 8-K) or prospectus or registration statements with, and reports to, any Canadian provincial or territorial securities regulator, the SEC or any analogous Governmental Authority in any relevant jurisdiction by the Borrower or any of the Restricted Subsidiaries (other than amendments to any prospectus or registration statement (to the extent such prospectus or registration statement, in the form it becomes effective, is delivered to the Administrative Agent), exhibits to any of the foregoing and, if applicable, any registration statements on Form S-8 or any analogous form under Canadian Securities Laws) and copies of all financial statements, notices of default, and reports that the Borrower or any of the Restricted Subsidiaries shall send or otherwise make available to the holders of any publicly issued debt of the Borrower or any of the Restricted Subsidiaries, in their capacity as such holders (in each case to the extent not theretofore delivered to the Administrative Agent pursuant to this Agreement) and, with reasonable promptness, such other information (financial or otherwise) as the Administrative Agent on its own behalf or on behalf of any Lender (acting through the Administrative Agent) may reasonably request in writing from time to time; provided that none of the Borrower nor any Restricted Subsidiary will be required to disclose or permit the inspection or discussion of, any document, information or other matter (unless such information is otherwise in such filing or other information sent or made available to the holders of any publicly issued debt in their capacity as such holder) (i) that constitutes non-registered Intellectual Property, non-financial trade secrets or non-financial proprietary information, (ii) in respect of which disclosure to the Administrative Agent or any Lender (or their respective contractors) is prohibited by law or any binding agreement or (iii) that is subject to attorney-client or similar privilege or constitutes attorney work product.

(g) Lender Calls. Solely to the extent required by holders of debt securities of the Borrower, the Borrower shall conduct a conference call that the Lenders may attend to discuss the financial condition and results of operations of the Borrower and its Restricted Subsidiaries for the most recently ended measurement period for which financial statements have been delivered pursuant to Section 9.1(a), at a date and time to be determined by the Borrower with reasonable advance notice to the Administrative Agent; provided that if the Borrower is holding a conference call open to the public to discuss the financial condition and results of operations of the Borrower and its Restricted Subsidiaries for the most recently ended measurement period for which financial statements have been delivered pursuant to Section 9.1(a), the Borrower will not be required to hold a second, separate call for the Lenders as long as the Lenders are provided access to such initial conference call and the ability to ask questions thereon.

Notwithstanding the foregoing, the obligations in clauses (a) and (b) of this Section 9.1 may be satisfied with respect to financial information of Holdings, the Borrower and the Restricted Subsidiaries by furnishing (A) the applicable financial statements of any direct or indirect parent of the Borrower or (B) the Form 10-K or 10-Q (or any equivalent form under applicable Canadian Securities Laws), as applicable, of the Borrower or any direct or indirect parent of the Borrower, as applicable, filed with the SEC or Canadian Securities Administrator (or the Ontario Securities Commission, British Columbia Securities Commission or other securities commission in Canada or any province or territory thereof); provided that, with respect to each of subclauses (A) and (B) of this paragraph, to the extent such information relates to a parent of the Borrower, such information is accompanied by unaudited consolidating or other information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Borrower and the Restricted Subsidiaries on a standalone basis, on the other hand.

Documents required to be delivered pursuant to clauses (a), (b), and (f) of this Section 9.1 may be delivered electronically and if so delivered, shall be deemed to have been delivered on the earliest date on which (i) the Borrower posts such documents, or provides a link thereto, on the Borrower’s website on the Internet; (ii) such documents are posted on the Borrower’s behalf on IntraLinks/IntraAgency, Syndtrak or another website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent), or (iii) such financial statements and/or other documents are posted on the SEC’s website on the internet at www.sec.gov (or equivalent website of the Canadian Securities Administrator or the Ontario Securities Commission, British Columbia Securities Commission or other securities commission in Canada or any province or territory thereof); provided that (A) the Borrower shall, at the request of the Administrative Agent, continue to deliver copies (which delivery may be by electronic transmission) of such documents to the Administrative Agent and (B) the Borrower shall notify (which notification may be by facsimile or electronic transmission) the Administrative Agent of the posting of any such documents on any website described in this paragraph. Each Lender shall be solely responsible for timely accessing posted documents or requesting delivery of paper copies of such documents from the Administrative Agent and maintaining its copies of such documents.

Section 9.2. Books, Records, and Inspections.

(a) The Borrower will, and will cause each Restricted Subsidiary to, permit officers and designated representatives of the Administrative Agent to visit and inspect any of the properties or assets of the Borrower and any such Restricted Subsidiary in whomsoever’s possession to the extent that it is within such party’s control to permit such inspection (and shall use commercially reasonable efforts to cause such inspection to be permitted to the extent that it is not within such party’s control to permit such inspection), and to examine the books and records of the Borrower and any such Restricted Subsidiary and discuss the affairs, finances and accounts of the Borrower and any such Restricted Subsidiary with, and be advised as to the same by, its and their officers and independent accountants, all at such reasonable times and intervals, and reasonable advance notice, and to such reasonable extent as the Administrative Agent may request (and subject, in the case of any such meetings or advice from such independent accountants, to such accountants’ customary policies and procedures); provided that, excluding any such visits and inspections during the continuation of an Event of Default, (1) only the Administrative Agent on behalf of the Required Lenders may exercise rights of the Administrative Agent and the Lenders under this Section 9.2, (2) the Administrative Agent shall not exercise such rights more than one time in any calendar year, which such visit will be at the Borrower’s expense, and (3) notwithstanding anything to the contrary in this Section 9.2, none of the Borrower or any of the Restricted Subsidiaries will be required to disclose, permit the inspection, examination or making copies or abstracts of, or discussion of, any document, information or other matter that (x) constitutes non-registered Intellectual Property, non-financial trade secrets or non-financial proprietary information, (y) in respect of which disclosure to the Administrative Agent or any Lender (or their respective representatives or contractors) is prohibited by law or any binding agreement or (z) is subject to attorney-client or similar privilege or constitutes attorney work product; provided, further, that when an Event of Default exists, the Administrative Agent (or any of its respective representatives or independent contractors) may do any of the foregoing at the expense of the Borrower at any time during normal business hours and upon reasonable advance notice. The Administrative Agent shall give the Borrower the opportunity to participate in any discussions with the Borrower’s independent public accountants.

(b) The Borrower will, and will cause each Restricted Subsidiary to, maintain proper books of record and account, in which entries that are full, true and correct in all material respects and are in conformity, in all material respects, with IFRS shall be made of all material financial transactions and matters involving the assets of the business of the Borrower or such Restricted Subsidiary, as the case may be (it being understood and agreed that any Restricted Subsidiary may maintain its individual books and records in conformity with local standards or customs and that such maintenance shall not constitute a breach of the representations, warranties or covenants hereunder).

Section 9.3. Maintenance of Insurance. (a) The Borrower will, and will cause each Material Subsidiary to, at all times maintain in full force and effect, pursuant to self-insurance arrangements or with insurance companies that the Borrower believes (in the good faith judgment of the management of the Borrower) are financially sound and responsible at the time the relevant coverage is placed or renewed, insurance in at least such amounts (after giving effect to any self-insurance which the Borrower believes (in the good faith judgment of management of the Borrower) is reasonable and prudent in light of the size and nature of its business and the availability of insurance on a cost-effective basis) and against at least such risks (and with such risk retentions) as the Borrower believes (in the good faith judgment of management of the Borrower) is reasonable and prudent in light of the size and nature of its business and the availability of insurance on a cost-effective basis; and will furnish to the Administrative Agent, promptly following written request from the Administrative Agent, information presented in reasonable detail as to the insurance so carried (provided that, for so long as no Event of Default has occurred and is continuing, the Administrative Agent shall be entitled to make such request only once in any calendar year) and (b) with respect to any Mortgaged Property, the Borrower will obtain flood insurance in such total amount as may reasonably be required by the Collateral Agent, if at any time the area in which any improvements located on any Mortgaged Property is designated a “special flood hazard area” in any Flood Insurance Rate Map published by the Federal Emergency Management Agency (or any successor agency), and otherwise comply with the National Flood Insurance Program as set forth in the Flood Disaster Protection Act of 1973. Each such policy of insurance maintained by the Borrower or other Credit Party shall (i) in the case of each general liability and umbrella liability insurance policy, name the Collateral Agent, on behalf of the Secured Parties as an additional insured thereunder as its interests may appear and (ii) in the case of each casualty insurance policy, contain a loss payable clause or endorsement that names the Collateral Agent, on behalf of the Secured Parties as a loss payee thereunder.

Section 9.4. Payment of Taxes. The Borrower will pay and discharge, and will cause each of the Restricted Subsidiaries to pay and discharge, all Taxes imposed upon it (including in its capacity as a withholding agent) or upon its income or profits, or upon any properties belonging to it, prior to the date on which penalties attach thereto, and all lawful claims in respect of any Taxes imposed, assessed or levied that, if unpaid, would reasonably be expected to become a material Lien upon any properties of the Borrower or any of the Restricted Subsidiaries; provided that neither the Borrower nor any of the Restricted Subsidiaries shall be required to pay or discharge any such Tax (x) that is being contested in good faith and by proper actions if it has maintained adequate reserves (in the good faith judgment of management of the Borrower) with respect thereto to the extent required by IFRS or (y) the failure to pay or discharge would not reasonably be expected to result in a Material Adverse Effect.

Section 9.5. Preservation of Existence; Consolidated Corporate Franchises. The Borrower will, and will cause each Material Subsidiary to, take all actions necessary (a) to preserve and keep in full force and effect its existence, organizational rights and authority and (b) to maintain its rights, privileges (including its good standing (if applicable)), permits, licenses and franchises necessary in the normal conduct of its business, in each case, except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect; provided, however, that the Borrower and its Subsidiaries may consummate any transaction permitted under Permitted Investments and Sections 10.2, 10.3, 10.4 or 10.5.

Section 9.6. Compliance with Statutes, Regulations, Etc. The Borrower will, and will cause each Restricted Subsidiary to, comply with all laws, rules, regulations and orders of any

Governmental Authority (including all Environmental Laws) applicable to it or its property (owned or leased), except where the failure to do so would not reasonably be expected to have a Material Adverse Effect; provided that this Section 9.6 shall not apply to laws related to Taxes.

Section 9.7. [Reserved].

Section 9.8. Maintenance of Properties. The Borrower will, and will cause each of the Restricted Subsidiaries to, keep and maintain all tangible property material to the conduct of its business in good working order and condition, ordinary wear and tear, casualty, and condemnation excepted, except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect.

Section 9.9. Additional Guarantors and Grantors. In each case subject to any applicable limitations set forth in the Credit Documents, the Borrower shall cause each (x) direct or indirect Subsidiary (other than, in each case, any Excluded Subsidiary) of the Borrower formed or otherwise purchased or acquired after the ~~Fourth~~Seventh Amendment Effective Date (including pursuant to a Permitted Acquisition) and (y) other Subsidiary which would otherwise be required to provide a Guarantee but for its classification as an Excluded Subsidiary that ceases to constitute an Excluded Subsidiary to, within sixty (60) days from the date of the applicable formation, acquisition or cessation, as applicable (or such later date as the Administrative Agent may determine in its reasonable discretion), and the Borrower may at its option cause any Subsidiary to, execute a supplement to each of the Guarantee, the applicable Pledge Agreement and the applicable Security Agreement in order to become a Guarantor under the applicable Guarantee and a grantor under such Security Documents, respectively, or, to the extent reasonably requested by the Collateral Agent, enter into an appropriate new Guarantee and appropriate new Security Document substantially consistent with the analogous existing Guarantee or Security Documents or otherwise in form and substance reasonably satisfactory to the Borrower and the Collateral Agent and take all other action reasonably requested by the Collateral Agent to grant a perfected (with respect to Collateral consisting of Intellectual Property, if and to the extent required under the Security Documents of existing Credit Parties in the applicable jurisdiction) security interest in its assets to substantially the same extent as created by the Credit Parties and only if and to the extent required under, and in accordance with, the Security Documents. Notwithstanding anything to the contrary herein or in any other Credit Document, it is understood and agreed that: (i) no Credit Party or any Subsidiary shall be required to take any action outside the United States, Canada or the United Kingdom to guarantee the Obligations or grant, maintain or perfect any security interest in the Collateral (including the execution of any agreement, document or other instrument governed by the law of any jurisdiction other than the United States, Canada, any State or province thereof or the District of Columbia, or the United Kingdom); and (ii) no environmental reports shall be required to be delivered hereunder or under any other Credit Document.

Section 9.10. Pledge of Additional Stock and Evidence of Indebtedness. Subject to any applicable limitations set forth in the Credit Documents and other than (x) when in the reasonable determination of the Administrative Agent and the Borrower (as agreed in writing), the cost, burden or other consequences of doing so would be excessive in view of the benefits to be obtained by the Lenders therefrom or (y) to the extent doing so could result in a material adverse tax consequence as reasonably determined by the Borrower in consultation with the

Administrative Agent, the Borrower will cause (i) all certificates representing Capital Stock of any Restricted Subsidiary (other than any Excluded Stock and Stock Equivalents) held directly by the Borrower or any Guarantor, (ii) all evidences of Indebtedness for borrowed money in excess of $5,000,000 received by the Borrower or any of the Guarantors in connection with any disposition of assets pursuant to Section 10.4(b), and (iii) any promissory notes executed after the ~~Fourth~~Seventh Amendment Effective Date evidencing Indebtedness for borrowed money in excess of $5,000,000 that is owing to the Borrower or any Guarantor, in each case, to be delivered to the Collateral Agent as security for the Obligations accompanied by undated instruments of transfer executed in blank pursuant to the terms of the applicable Security Documents; provided, however, that in no event shall Holdings be required to deliver the DTR Note to the Collateral Agent. Notwithstanding the foregoing, any promissory note among the Borrower or its Subsidiaries need not be delivered to the Collateral Agent pursuant to this Section 9.10 so long as (i) a global intercompany note, including any Intercompany Note, superseding or supplementing such promissory note has been delivered to the Collateral Agent, (ii) such promissory note is not delivered to any other party other than the Borrower or its Subsidiaries, in each case, owed money thereunder, and (iii) such promissory note indicates on its face that it is subject to the security interest of the Collateral Agent.

Section 9.11. Use of Proceeds. The proceeds of the Initial Term Loans will be applied (i) on the Closing Date to pay the Closing Distribution; (ii) with respect to the proceeds of the Initial Term B-1 Loans, to pay Transaction Expenses; and (iii) with respect to any remaining proceeds of the Initial Term B-1 Loans, to fund cash to the Borrower’s balance sheet and for other general corporate purposes. The proceeds of the 2019 Refinancing Term Loans made on the Third Amendment Effective Date will be applied to prepay in full the outstanding principal amount of all Initial Term Loans. The proceeds of the 2020 Refinancing Term Loans (other than the 2020 New Term Loans) made on the Fourth Amendment Effective Date will be applied to refinance in full the outstanding principal amount of all 2019 Refinancing Term Loans. The proceeds of the 2020 New Term Loans shall be used (x) to finance working capital of the Borrower and its Restricted Subsidiaries, (y) to pay fees and expenses incurred in connection with the Fourth Amendment and the transactions contemplated thereto and (z) for general corporate purposes (including any transaction not prohibited by this Agreement). The proceeds of the 2021 Refinancing Term Loans made on the Fifth Amendment Effective Date will be applied to prepay in full the outstanding principal amount of all 2020 Refinancing Term Loans. The proceeds of the 2025 Refinancing Term Loans (other than the Extended Existing Term Loans and the 2025 New Term Loans) made on the Seventh Amendment Effective Date will be applied to refinance in full the outstanding principal amount of all 2021 Refinancing Term Loans that do not become Extended Existing Term Loans on the Seventh Amendment Effective Date. The proceeds of the 2025 New Term Loans shall be used (x) to finance working capital of the Borrower and its Restricted Subsidiaries, (y) to pay fees and expenses incurred in connection with the Seventh Amendment and the transactions contemplated thereby and (z) for general corporate purposes (including any transaction not prohibited by this Agreement).

Section 9.12. Further Assurances.

(a) Subject to the terms of, and limitations and exceptions contained in, Sections 9.9, and 9.10, this Section 9.12 and the Security Documents, the Borrower will, and will cause each other Credit Party to, execute any and all further documents, financing statements, agreements, and instruments, and take all such further actions (including the filing and recording of financing statements, fixture filings, mortgages, deeds of trust, and other documents) that may be required under any applicable law, or that the Collateral Agent or the Required Lenders may reasonably request, in order to grant, preserve, protect, and perfect (if and to the extent required under the Security Documents) the validity and priority of the security interests created or intended to be created by the applicable Security Documents, all at the expense of the Borrower.

(b) Subject to any applicable limitations set forth in the Security Documents and other than (x) when in the reasonable determination of the Administrative Agent and the Borrower (as agreed to in writing), the cost or other consequences of doing so could be excessive in view of the benefits to be obtained by the Lenders therefrom or (y) to the extent doing so could result in a material adverse tax consequence as reasonably determined by the Borrower in consultation with the Administrative Agent, if any assets (other than Excluded Property) (including any fee-owned real property located in the United States or Canada or improvements thereto or any interest therein but excluding Capital Stock and Stock Equivalents of any Subsidiary and excluding any real estate which the Borrower or applicable Credit Party intends to dispose of pursuant to a Permitted Sale Leaseback so long as actually disposed of within 270 days of acquisition (or such longer period as the Administrative Agent may reasonably agree)) with a book value in excess of $5,000,000 (at the time of acquisition) are acquired by the Borrower or any other Credit Party after the ~~Fourth~~Seventh Amendment Effective Date (other than assets constituting Collateral under a Security Document that become subject to the Lien of the applicable Security Document upon acquisition thereof) that are of a nature secured by a Security Document or that constitute fee-owned real property in the United States or Canada, the Borrower will notify the Collateral Agent, and, if requested by the Collateral Agent, the Borrower will cause such assets to be subjected to a Lien securing the Obligations (provided that in the event such real property required to be subject to a Mortgage pursuant to this Section 9.12(b) is located in a jurisdiction which imposes mortgage recording tax, intangibles tax or any similar taxes, fees or charges, such Mortgage shall only secure an amount equal to the Fair Market Value of such real property) and will take, and cause the other applicable Credit Parties to take, such actions as shall be necessary or reasonably requested by the Collateral Agent, as soon as commercially reasonable but in no event later than 90 days, unless extended by the Administrative Agent in its reasonable discretion, to grant and perfect such Liens consistent with the applicable requirements of the Security Documents, including actions described in clause (a) of this Section 9.12.

(c) Any Mortgage delivered to the Collateral Agent in accordance with the preceding clause (b) shall, if requested by the Collateral Agent, be received no later than 90 days after acquisition of such Mortgaged Property, unless extended by the Administrative Agent in its reasonable discretion, and shall be accompanied by (w) a policy or policies (or an unconditional binding commitment therefor to be replaced by a final title policy) of title insurance issued by a nationally recognized title insurance company, in such amounts as are reasonably acceptable to the Administrative Agent not to exceed the Fair Market Value of the applicable Mortgaged Property, insuring the Lien of each Mortgage as a valid first Lien on the Mortgaged Property described therein, free of any other Liens except as permitted by Section 10.2 or as otherwise permitted by the Administrative Agent and otherwise in form and substance reasonably acceptable to the Administrative Agent and the Borrower, together with such endorsements, coinsurance and reinsurance as the Administrative Agent may reasonably request but only to the extent such endorsements are (i) available in the relevant jurisdiction (provided in no event shall the Administrative Agent request a creditors’ rights endorsement) and (ii) available at commercially reasonable rates, (x) to the extent reasonably requested by the Collateral Agent, a customary opinion of local counsel to the applicable Credit Party in the jurisdiction in which any Mortgaged Property is located, with respect to the local law enforceability and perfection of the Mortgage(s) in form and substance reasonably satisfactory to the Collateral Agent, (y) a completed “Life-of-Loan” Federal Emergency Management Agency Standard Flood Hazard Determination, and if any improvements on such Mortgaged Property are located in a special flood hazard area, (i) a notice about special flood hazard area status and flood disaster assistance duly executed by the applicable Credit Parties and (ii) certificates of insurance evidencing the insurance required by Section 9.3 in form reasonably satisfactory to the Administrative Agent, and (z) an ALTA survey in a form and substance reasonably acceptable to the Collateral Agent or such existing survey together with a no-change affidavit sufficient for the title company to remove all standard survey exceptions from the title policy related to such Mortgaged Property and issue the endorsements required in clause (w) above.

Section 9.13. Lines of Business. The Borrower and the Restricted Subsidiaries, taken as a whole, will not fundamentally and substantively alter the character of their business, taken as a whole, from the business conducted or proposed to be conducted by the Borrower and the Restricted Subsidiaries, taken as a whole, on the ~~Fourth~~Seventh Amendment Effective Date and other business activities which are extensions thereof or otherwise similar, incidental, complementary, synergistic, reasonably related, or ancillary to any of the foregoing (and non-core incidental businesses acquired in connection with any Permitted Acquisition or permitted Investment), in each case as determined by the Borrower in good faith.

Section 9.14. Canadian Pension Benefit Plan. In each case except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect, each Canadian Credit Party shall cause each of its Canadian Pension Plans to be administered in all respects in compliance with, as applicable, the Supplemental Pension Plans Act (Quebec), the Pension Benefits Act (Ontario), all other applicable laws (including regulations, orders and directives) and the terms of the Canadian Pension Plans and any agreements relating thereto. In each case except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect, each Canadian Credit Party shall ensure: (a) it has no unfunded, solvency, or deficiency on windup liability and no accumulated funding deficiency (whether or not waived), or any amount of unfunded benefit liabilities in respect of any Canadian Pension Plan; (b) no liability upon it or them or Lien on any of its or their ~~asset~~assets or property arises or exists in respect of any Canadian Pension Plan; and (c) it makes all required contributions to Canadian Pension Plans when due.

SECTION 10

Negative Covenants

The Borrower hereby covenants and agrees that on the ~~Fourth~~Seventh Amendment Effective Date and thereafter, until the Commitments have terminated and the Loans, together with interest, Fees and all other Obligations incurred hereunder (other than contingent obligations, Secured Hedge Obligations, Secured Bank Product Obligations and Secured Cash Management Obligations), are paid in full:

Section 10.1. Limitation on Indebtedness. The Borrower will not, and will not permit any Restricted Subsidiary to, create, incur, issue, assume, guarantee or otherwise become liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”), with respect to any Indebtedness (including Acquired Indebtedness) and the Borrower will not, and will not permit any Restricted Subsidiary to, issue any shares of Disqualified Stock or, in the case of Restricted Subsidiaries that are not Guarantors, preferred Capital Stock; provided that the Borrower may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of preferred Capital Stock, in an aggregate outstanding principal amount at the time of incurrence or issuance not greater than (1) the greater of (x) $80,000,000 and (y)  ~~37.5~~38.5% of Consolidated EBITDA for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of such incurrence or issuance, in each case plus (2) additional amounts if, after giving effect thereto, for the most recently ended Test Period (on a Pro Forma Basis) at the time of incurrence or issuance, the Interest Coverage Ratio is not less than 2.00 to 1.00; provided that the amount of Indebtedness (other than Acquired Indebtedness), Disqualified Stock and preferred Capital Stock that may be incurred and issued pursuant to the foregoing, together with any amounts incurred under Section 10.1(n)(x) by Restricted Subsidiaries that are not Guarantors, shall not exceed an aggregate principal amount equal to at any one time outstanding the greater of (x) $~~107,000,000~~208,300,000 and (y) ~~50.5~~100% of Consolidated EBITDA for the most recently ended Test Period (calculated on a Pro Forma Basis).

The foregoing limitations will not apply to:

(a) Indebtedness arising under the Credit Documents;

(b) Indebtedness representing deferred compensation to, or similar arrangements with, employees and independent contractors of the Borrower or any Restricted Subsidiary to the extent incurred in the ordinary course of business;

(c) (i) Indebtedness (including any unused commitment) outstanding on the ~~Fourth~~Seventh Amendment Effective Date listed on Schedule 10.1 and (ii) intercompany Indebtedness (including any unused commitment) outstanding on the ~~Fourth~~Seventh Amendment Effective Date owed by the Borrower to a Restricted Subsidiary, by a Restricted Subsidiary to the Borrower or by a Restricted Subsidiary to another Restricted Subsidiary;

(d) Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and preferred Capital Stock incurred or issued by the Borrower or any Restricted Subsidiary to finance the purchase, lease, construction, installation, maintenance, replacement or improvement of property (real or personal) or equipment that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets and Indebtedness arising from the conversion of the obligations of the Borrower or any Restricted Subsidiary under or pursuant to any “synthetic lease” transactions to on-balance sheet Indebtedness of the Borrower or such Restricted Subsidiary, in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness, Disqualified Stock and preferred Capital Stock then outstanding and incurred or issued pursuant to this clause (d), does not exceed the sum of (i) greater of (x) $~~80,000,000~~104,150,000 and (y) ~~37.5~~50.0% of Consolidated EBITDA for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of incurrence or issuance, and (ii) an unlimited amount so long as, in the case of this Section 10.1(d)(ii), the First Lien Net Leverage Ratio (provided that, solely for purpose of calculating such First Lien Net Leverage Ratio pursuant to this Section 10.1(d)(ii), the outstanding principal amount of such Indebtedness incurred pursuant to this Section 10.1(d)(ii) shall be included in then determining the First Lien Net Leverage Ratio for purposes of this Section 10.1(d)(ii)) determined on a Pro Forma Basis, shall not exceed 3.00 to 1.00; provided that Capitalized Lease Obligations incurred by the Borrower or any Restricted Subsidiary pursuant to this clause (d) in connection with a Permitted Sale Leaseback shall not be subject to the foregoing limitation so long as the Net Cash Proceeds of such Permitted Sale Leaseback are used by the Borrower or such Restricted Subsidiary to permanently repay outstanding Term Loans or other Indebtedness secured by a Lien on the assets subject to such Permitted Sale Leaseback;

(e) Indebtedness incurred by the Borrower or any Restricted Subsidiary (including letter of credit obligations constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business), in respect of workers’ compensation claims, bid, appeal, performance or surety bonds, performance or completion guarantees, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement or indemnification type obligations regarding workers’ compensation claims, bid, appeal, performance or surety bonds, performance or completion guarantees, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance;

(f) Indebtedness constituting any part of any Permitted Reorganization;

(g) Indebtedness of the Borrower owing, or Disqualified Stock of the Borrower issued, to Holdings or a Restricted Subsidiary; provided that any Indebtedness under this clause (g) owing to a Restricted Subsidiary that is not a Credit Party must be subordinated in right of payment to the Obligations pursuant to an Intercompany Note or otherwise and any such Indebtedness owing by the Borrower to Holdings shall be subject to the Holdings Subordination Agreement for so long as the Holdings Subordination Agreement is in effect in accordance with its terms prior to the Closing Distribution; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any applicable Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness or Disqualified Stock (except to Holdings, the Borrower or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case to be an incurrence of such Indebtedness, or issuance of such Disqualified Stock, as applicable, not permitted by this clause (g);

(h) Indebtedness of a Restricted Subsidiary owing, or Disqualified Stock or preferred Capital Stock of a Restricted Subsidiary issued, to the Borrower or another Restricted Subsidiary; provided that if a Guarantor incurs such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor, such Indebtedness is subordinated in right of payment to the

Guarantee of such Guarantor; provided, further, that any subsequent transfer of any such Indebtedness, Disqualified Stock or preferred Capital Stock (except to Holdings, the Borrower or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case to be an incurrence of such Indebtedness, or issuance of Disqualified Stock or preferred Capital Stock, as applicable, not permitted by this clause (h);

(i) to the extent constituting Indebtedness, customer deposits and advance payments (including progress payments) received in the ordinary course of business from customers for goods and services purchased in the ordinary course of business;

(j) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) and obligations in respect of Bank Products, in each case, both as defined under this Agreement and as defined under the ABL Credit Agreement;

(k) obligations in respect of self-insurance, performance, bid, appeal, and surety bonds and completion guarantees and similar obligations provided by the Borrower or any Restricted Subsidiary or obligations in respect of letters of credit, bankers’ acceptances, warehouse receipts, bank guarantees or similar instruments related thereto, in each case, in the ordinary course of business;

(l) (i) Indebtedness, Disqualified Stock and preferred Capital Stock of the Borrower or any Restricted Subsidiary in an aggregate principal amount or liquidation preference up to 100.0% of the net cash proceeds received by the Borrower since the ~~Fourth~~Seventh Amendment Effective Date from the issue or sale of Equity Interests of the Borrower or cash contributed to the capital of the Borrower (in each case, other than Excluded Contributions, proceeds of Disqualified Stock or proceeds of sales of Equity Interests to the Borrower or any of its Subsidiaries) as determined in accordance with Sections 10.5(a)(iii)(B) and 10.5(a)(iii)(C) to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to Section 10.5(b) or to make Permitted Investments (other than Permitted Investments specified in clauses (i) and (iii) of the definition thereof) and (ii) Indebtedness, Disqualified Stock or preferred Capital Stock of the Borrower or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and preferred Capital Stock then outstanding and incurred or issued pursuant to this clause (l)(ii), does not at any one time outstanding exceed the greater of (x) $~~100,000,000~~156,500,000 and (y) ~~46.75~~75.0% of Consolidated EBITDA for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of incurrence or issuance (it being understood that any Indebtedness, Disqualified Stock or preferred Capital Stock incurred or issued pursuant to this clause (l)(ii) shall cease to be deemed incurred, issued or outstanding for purposes of this clause (l)(ii) but shall be deemed incurred or issued for the purposes of the first paragraph of this Section 10.1 from and after the first date on which the Borrower or such Restricted Subsidiary could have incurred or issued such Indebtedness, Disqualified Stock or preferred Capital Stock under the first paragraph of this Section 10.1 without reliance on this clause (l)(ii));

(m) the incurrence or issuance by the Borrower or any Restricted Subsidiary of Indebtedness, Disqualified Stock or preferred Capital Stock which serves to refinance any

Indebtedness, Disqualified Stock or preferred Capital Stock incurred or issued as permitted under (i) the first paragraph of this Section 10.1, (ii) Sections 10.1(c), (d), (l)(i), (n), (w), (x), (y) and (dd) and this Section 10.1(m) or (iii) any Indebtedness, Disqualified Stock or preferred Capital Stock incurred or issued to so refinance, replace, refund, extend, renew, defease, restructure, amend, restate or otherwise modify (collectively, “refinance”) such Indebtedness, Disqualified Stock or preferred Capital Stock (the “Refinancing Indebtedness”) on or prior to its respective maturity, so long as the aggregate principal amount, accreted value or liquidation preference, as applicable, of such Refinancing Indebtedness shall equal no more than the aggregate outstanding principal amount, accreted value or liquidation preference of the refinanced Indebtedness, Disqualified Stock or preferred Capital Stock (plus the amount of any unused commitments thereunder), plus accrued interest, fees, defeasance costs and premium (including call and tender premiums), if any, under the refinanced Indebtedness, Disqualified Stock or preferred Capital Stock, plus underwriting discounts, fees, commissions and expenses (including original issue discount, upfront fees and similar items) in connection with the refinancing of such Indebtedness, Disqualified Stock or preferred Capital Stock and the incurrence or issuance of such Refinancing Indebtedness; provided that such Refinancing Indebtedness (other than such Refinancing Indebtedness incurred or issued in respect of Indebtedness under Section 10.1(d) or Section 10.1(dd)) (1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or preferred Capital Stock being refinanced, (2) to the extent such Refinancing Indebtedness refinances (I) Indebtedness that is secured by a Lien ranking junior to the Liens securing any First Lien Obligations, such Refinancing Indebtedness is unsecured or secured by a Lien ranking junior to the Liens securing any First Lien Obligations or (II) Disqualified Stock or preferred Capital Stock, such Refinancing Indebtedness must consist of Disqualified Stock or preferred Capital Stock, respectively, and (3) shall not include Indebtedness, Disqualified Stock or preferred Capital Stock of a Subsidiary of the Borrower that is not a Guarantor that refinances Indebtedness, Disqualified Stock or preferred Capital Stock of the Borrower or a Guarantor; provided, further, that in the case of a refinancing of Permitted Other Indebtedness incurred pursuant to Section 10.1(x)(b) with other Refinancing Indebtedness (“Refinancing Permitted Other Indebtedness”), such Refinancing Permitted Other Indebtedness, if secured, may only be secured by a Lien ranking junior to the Lien securing the First Lien Obligations outstanding under this Agreement and in the case of Refinancing Indebtedness with respect to clauses (d), (l)(i), (n) (but only to the extent such Refinancing Indebtedness is incurred by non-Credit Parties), (x)(a) (but only to the extent such Refinancing Indebtedness refinances Permitted Other Indebtedness incurred in reliance on the Free and Clear Basket) and (dd) of this Section 10.1, the incurrence of such Refinancing Indebtedness shall be without duplication of any amounts outstanding under any such clauses;

(n) Indebtedness, Disqualified Stock or preferred Capital Stock of (x) the Borrower or a Restricted Subsidiary incurred, assumed or issued to finance an acquisition, merger, amalgamation or consolidation; provided that the outstanding principal amount of Indebtedness, Disqualified Stock and preferred Capital Stock that may be incurred or issued pursuant to the foregoing, together with any outstanding principal amounts incurred or issued under the first paragraph of this Section 10.1 (other than Acquired Indebtedness), in each case, by Restricted Subsidiaries that are not Guarantors shall not exceed the greater of (A)  $~~107,000,000~~208,300,000 and (B)  ~~50.5~~100 % of Consolidated EBITDA for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of incurrence or issuance, and

(y) Persons that are acquired by the Borrower or any Restricted Subsidiary or merged into or amalgamated or consolidated with the Borrower or a Restricted Subsidiary in accordance with the terms hereof (including designating an Unrestricted Subsidiary a Restricted Subsidiary); provided that, after giving effect to any such acquisition, merger, amalgamation, consolidation or designation described in this clause (n), on a Pro Forma Basis, either: (A) the Interest Coverage Ratio as of the most recently ended Test Period is at least 2.00 to 1.00 or is not less than the Interest Coverage Ratio as of immediately prior to such acquisition, merger, amalgamation, consolidation or designation or (B) the Total Net Leverage Ratio as of the most recently ended Test Period is not greater than ~~5.50~~5.00 to 1.00 or is not higher than the Total Net Leverage Ratio as of immediately prior to such acquisition, merger, amalgamation, consolidation or designation; provided that any cash proceeds of any new Indebtedness, Disqualified Stock or preferred Capital Stock then being incurred shall not be netted from the numerator in the Total Net Leverage Ratio, as applicable for purposes of calculating the Total Net Leverage Ratio, as applicable, under this clause (n) for purposes of determining whether such Indebtedness, Disqualified Stock or preferred Capital Stock can be incurred;

(o) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business;

(p) (i) Indebtedness of the Borrower or any Restricted Subsidiary supported by a letter of credit, in a principal amount not in excess of the stated amount of such letter of credit so long as such letter of credit is otherwise permitted to be incurred pursuant to this Section 10.1 or (ii) obligations in respect of letters of support, guarantees or similar obligations issued, made or incurred for the benefit of the Borrower or any Subsidiary of the Borrower to the extent required by law or in connection with any statutory filing or the delivery of audit opinions performed in jurisdictions other than within Canada and the United States;

(q) (i) any guarantee by the Borrower or any Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as in the case of a guarantee of Indebtedness by a Restricted Subsidiary that is not a Guarantor, such Indebtedness could have been incurred directly by the Restricted Subsidiary providing such guarantee or (ii) any guarantee by a Restricted Subsidiary of Indebtedness or other obligations of the Borrower;

(r) Indebtedness of (or Disqualified Stock or preferred Capital Stock issued by) Restricted Subsidiaries that are not Guarantors in a principal amount not to exceed, in the aggregate at any one time outstanding, the greater of (x)  $~~80,000,000~~83,400,000 and (y) ~~37.5~~40.0% of Consolidated EBITDA for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of incurrence or issuance (it being understood that any Indebtedness, Disqualified Stock or preferred Capital Stock incurred or issued pursuant to this clause (r) shall cease to be deemed incurred, issued or outstanding for purposes of this clause (r) but shall be deemed incurred or issued for the purposes of the first paragraph of this covenant from and after the first date on which such Restricted Subsidiary could have incurred such Indebtedness or issued such Disqualified Stock or preferred Capital Stock under the first paragraph of this Section 10.1 without reliance on this clause (r));

(s) Indebtedness of the Borrower or any Restricted Subsidiary consisting of (i) the financing of insurance premiums or (ii) take or pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business;

(t) Indebtedness of the Borrower or any Restricted Subsidiary undertaken in connection with cash management (including netting services, automatic clearinghouse arrangements, overdraft protections, employee credit card programs and related or similar services or activities) with respect to the Borrower or any of its Subsidiaries or with respect to any joint venture in the ordinary course of business, including with respect to financial accommodations of the type described in the definition of Cash Management Services;

(u) Indebtedness consisting of Indebtedness issued by the Borrower or any Restricted Subsidiary to future, current or former officers, directors, managers and employees thereof, their respective trusts, heirs, estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Borrower or any direct or indirect parent company of the Borrower to the extent described in Section 10.5(b)(4);

(v) [Reserved];

(w) Indebtedness in respect of Permitted Other Indebtedness to the extent that the Net Cash Proceeds therefrom are applied to the prepayment of Term Loans in the manner set forth in Section 5.2(a)(iii);

(x) Indebtedness in respect of Permitted Other Indebtedness; provided that either (a) the aggregate principal amount of such Permitted Other Indebtedness issued or incurred pursuant to this clause (x)(a) shall not exceed the Maximum Incremental Facilities Amount at the time of incurrence or issuance thereof (provided, in the case of this clause (x)(a), to the extent such Permitted Other Indebtedness is in the form of broadly syndicated term loans secured by Liens on the Collateral on a pari passu basis with the 2025 Refinancing Term Loans, such Permitted Other Indebtedness shall be subject to the MFN Adjustment (to the extent then applicable, and subject to the MFN Exceptions and all other exceptions and limitations applicable thereto), determined for purposes of this clause (x)(a) as if such Permitted Other Indebtedness were New Term Loans) or (b) the Net Cash Proceeds thereof shall be applied no later than ten (10) Business Days after the receipt thereof to repurchase, repay, redeem or otherwise defease Junior Debt (provided, in the case of this clause (x)(b), such Permitted Other Indebtedness is unsecured or secured by a Lien ranking junior to the Lien securing any First Lien Obligations);

(y) Indebtedness in respect of Permitted Debt Exchange Notes incurred pursuant to a Permitted Debt Exchange in accordance with Section 2.15;

(z) Indebtedness arising from agreements of the Borrower or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, earnout or any similar obligations, in each case, incurred or assumed in connection with any transaction not expressly prohibited by this Agreement;

(aa) Indebtedness to the seller of any business or assets permitted to be acquired by the Borrower or any Restricted Subsidiary under this Agreement; provided that the aggregate principal amount of Indebtedness outstanding under this clause (aa) shall not exceed the greater of (x) $35,000,000 and (y) ~~16.5~~16.85% of Consolidated EBITDA for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of incurrence or issuance;

(bb) obligations in respect of Disqualified Stock and preferred Capital Stock in an amount not to exceed $7,000,000 outstanding at any time;

(cc) Indebtedness incurred in connection with any accounts receivable factoring facility in compliance with clause (h) of the definition of “Asset Sale” and in the ordinary course of business;

(dd) Indebtedness under the ABL Credit Documents, and any guarantee thereof, in an aggregate principal amount at any time outstanding not to exceed the product of (x) 115% and (y) the greater of (A)  $~~550,000,000~~617,500,000 and (B) the Borrowing Base (as defined in, and calculated in accordance with, the ABL Credit Agreement); ~~and~~

(ee) Indebtedness incurred for the benefit of joint ventures in an aggregate outstanding principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (ee), does not exceed an amount equal to the greater of (x) $73,000,000 and (y) 35.0% of Consolidated EBITDA (calculated on a Pro Forma Basis) for the most recently ended Test Period at the time of incurrence; and

(ff) ~~(ee)~~ to the extent constituting Indebtedness, all premiums (if any), interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on obligations described in clauses (a) through (~~dd~~ ee) above.

For purposes of determining compliance with this Section 10.1: (i) in the event that an item of Indebtedness, Disqualified Stock or preferred Capital Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or preferred Capital Stock described in clauses (a) through (~~ee~~ff ) above or is entitled to be incurred pursuant to the first paragraph of this Section 10.1, the Borrower, in its sole discretion, will classify and may reclassify such item of Indebtedness, Disqualified Stock or preferred Capital Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or preferred Capital Stock in one of the above clauses or paragraphs; and (ii) at the time of incurrence or issuance or at the time of any reclassification, the Borrower will be entitled to divide and classify (or reclassify) an item of Indebtedness, Disqualified Stock or preferred Capital Stock in more than one of the types of Indebtedness, Disqualified Stock or preferred Capital Stock described in this Section 10.1.

Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount and the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or preferred Capital Stock will not be deemed to be an incurrence or issuance of Indebtedness, Disqualified Stock or preferred Capital Stock for purposes of this covenant.

For purposes of determining compliance with any Dollar-denominated or U.S. Dollar-denominated restriction on the incurrence of Indebtedness (including pursuant to Sections 2.14 and 2.15 or in connection with the incurrence of Replacement Term Loans pursuant to Section 13.1), as applicable, the principal amount of Indebtedness denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on, at the Borrower’s election, either (x) the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt or (y) the date of pricing or allocation, whichever the Borrower elects, of such Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in another currency, and such refinancing would cause the applicable Dollar or U.S. Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing or the date of pricing or allocation of such Indebtedness, as applicable, such Dollar or U.S. Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed (i) the principal amount of such Indebtedness being refinanced (plus unused commitments thereunder) plus (ii) the aggregate amount of accrued interest, premiums (including call and tender premiums), defeasance costs, underwriting discounts, fees, commissions, costs and expenses (including original issue discount, upfront fees and similar items) incurred in connection with such refinancing.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

This Agreement will not treat (1) unsecured Indebtedness as subordinated or junior to secured Indebtedness merely because it is unsecured or (2) senior Indebtedness as subordinated or junior to any other senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Section 10.2. Limitation on Liens.

(a) The Borrower will not, and will not permit any of the Restricted Subsidiaries to, create, incur, assume or suffer to exist any Lien upon any property or assets of any kind (real or personal, tangible or intangible) of the Borrower or any Restricted Subsidiary, whether now owned or hereafter acquired (each, a “Subject Lien”) that secures obligations under any Indebtedness on any asset or property of the Borrower or any Restricted Subsidiary, except:

(i) in the case of Subject Liens on any Collateral, if such Subject Lien is a Permitted Lien; and

(ii) in the case of any other asset or property, any Subject Lien if (A) the Obligations are equally and ratably secured with (or on a senior basis to, in the case such Subject Lien secures any secured Junior Debt) the obligations secured by such Subject Lien or (B) such Subject Lien is a Permitted Lien (provided, however, that any Lien upon any Intellectual Property owned or licensed by Canada Goose International AG that is incurred in reliance on this Section 10.2(a)(ii)(B) may not be incurred in reliance on clause (vi) (other than Liens securing Indebtedness and obligations (and any guarantee in respect thereof) permitted to be incurred pursuant to clause (a), (r) or (dd) of Section 10.1), (xviii) (solely with respect to Liens to secure the refinancing, refunding, extension, renewal, or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clause (vi) of the definition of Permitted Liens (other than Liens securing Indebtedness and obligations (and any guarantee in respect thereof) permitted to be incurred pursuant to clause (a), (r) or (dd) of Section 10.1)), (xx) or (xlii) of the definition of Permitted Liens).

(b) Any Lien created for the benefit of the Secured Parties pursuant to Section 10.2(a)(ii) shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Subject Lien that gave rise to the obligation to so secure the Obligations.

Section 10.3. Limitation on Fundamental Changes. The Borrower will not, and will not permit any of the Restricted Subsidiaries to, merge, consolidate or amalgamate, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease, assign, transfer or otherwise dispose of, all or substantially all its business units, assets or other properties, except that:

(a) so long as no Event of Default has occurred and is continuing or would result therefrom, any Subsidiary of the Borrower or any other Person may be merged, amalgamated or consolidated with or into the Borrower; provided that (A) the Borrower shall be the continuing or surviving entity or (B) if the Person formed by or surviving any such merger, amalgamation or consolidation is not the Borrower (such other Person, the “Successor Borrower”), (1) the Successor Borrower shall be an entity organized or existing under the laws of Canada or any province thereof or of the United States, any state thereof or the District of Columbia, (2) the Successor Borrower shall expressly assume all the obligations of the Borrower under this Agreement and the other Credit Documents in a manner and pursuant to documentation reasonably satisfactory to the Administrative Agent, (3) each Guarantor, unless it is the other party to such merger, amalgamation or consolidation, shall have by a supplement to the Guarantee confirmed that its guarantee thereunder shall apply to any Successor Borrower’s obligations under this Agreement, (4) each Subsidiary grantor and each Subsidiary pledgor, unless it is the other party to such merger, amalgamation or consolidation, shall have by a supplement to any applicable Security Document affirmed that its obligations thereunder shall apply to its Guarantee as reaffirmed pursuant to clause (3), (5) each mortgagor of a Mortgaged Property, if any, unless it is the other party to such merger, amalgamation or consolidation, shall have affirmed that its obligations under the applicable Mortgage shall apply to its Guarantee as reaffirmed pursuant to clause (3), (6) the Successor Borrower shall have delivered to the Administrative Agent (x) an officer’s certificate of an Authorized Officer stating that such merger, amalgamation, or consolidation complies with the applicable requirements set forth in this clause (a) and (y) if reasonably requested by the Administrative Agent, an opinion of counsel as to corporate matters and to the effect that the provisions set forth in the preceding clauses (3) through (5), preserve the enforceability of the Guarantee and the perfection of the Liens created under the applicable Security Documents, (7) such transaction does not result in any adverse tax consequences to any Lender (unless reimbursed hereunder) or to the Administrative Agent (unless reimbursed hereunder), and (8) the Administrative Agent shall have received at least five

(5) Business Days’ prior written notice of the proposed transaction and the Borrower shall promptly and in any event at least two (2) Business Days’ prior to the consummation of the transaction provide all information any Lender or any Agent may reasonably request to satisfy its “know your customer” and other similar requirements necessary for such Person to comply with its internal compliance and regulatory requirements with respect to the proposed Successor Borrower (it being understood that if the foregoing are satisfied, the Successor Borrower will succeed to, and be substituted for, such Borrower under this Agreement);

(b) so long as no Event of Default has occurred and is continuing or would result therefrom, any Subsidiary of the Borrower or any other Person (in each case, other than the Borrower) may be merged, amalgamated or consolidated with or into any one or more Subsidiaries of the Borrower; provided that (i) in the case of any merger, amalgamation or consolidation involving one or more Restricted Subsidiaries, (A) a Restricted Subsidiary shall be the continuing or surviving Person or (B) the Borrower shall cause the Person formed by or surviving any such merger, amalgamation or consolidation (if other than a Restricted Subsidiary) to become a Restricted Subsidiary and (ii) in the case of any merger, amalgamation or consolidation involving a Credit Party, the Borrower shall have delivered to the Administrative Agent an officer’s certificate stating that such merger, amalgamation or consolidation complies with the applicable requirements set forth in this clause (b);

(c) the Transactions may be consummated;

(d) any Restricted Subsidiary may convey, sell, lease, assign, transfer or otherwise dispose of any or all of its assets (upon voluntary liquidation or dissolution or otherwise) to the Borrower or to any other Restricted Subsidiary; provided that the consideration for any such disposition paid to any Person other than a Guarantor shall not exceed the fair value of such assets;

(e) any Restricted Subsidiary may liquidate, dissolve or wind up if the Borrower determines in good faith that such liquidation, dissolution or winding up is in the best interests of the Borrower and the Restricted Subsidiaries, taken as a whole, and is not materially disadvantageous to the Lenders;

(f) the Borrower and the Restricted Subsidiaries may consummate a merger, amalgamation, dissolution, liquidation, consolidation, investment or conveyance, sale, lease, license, sublicense, assignment or disposition, the purpose of which is to effect (i) a disposition otherwise permitted hereunder, other than a disposition effected pursuant to clause (b) of the definition of “Asset Sale” or (ii) a dividend, distribution or Investment permitted pursuant to Section 10.5, including an Investment that constitutes a Permitted Investment;

(g) so long as no Event of Default has occurred and is continuing or would result therefrom, the Borrower or any Restricted Subsidiary may change its legal form;

(h) the Borrower or any Restricted Subsidiary may consummate any Permitted Reorganization;

(i) the Borrower, the Restricted Subsidiaries and the Unrestricted Subsidiaries may enter into and consummate any Intercompany License Agreement; and

(j) any merger, consolidation or amalgamation the purpose and only substantive effect of which is to reincorporate or reorganize the Borrower or any Restricted Subsidiary in a jurisdiction in the Borrower’s or any applicable Restricted Subsidiary’s country of organization shall be permitted.

Section 10.4. Limitation on Sale of Assets. The Borrower will not, and will not permit any Restricted Subsidiary to, consummate an Asset Sale, unless:

(a) the Borrower or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the Fair Market Value (as determined at the time of contractually agreeing to such Asset Sale) of the assets sold or otherwise disposed of; and

(b) except in the case of a Permitted Asset Swap, if the property or assets sold or otherwise disposed of have a Fair Market Value in excess of the greater of (x) $44,500,000 and (y) ~~21.0~~21.4% of Consolidated EBITDA for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of such Asset Sale, at least 75% of the consideration therefor received by the Borrower or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of:

(i) any liabilities (as reflected on the Borrower’s or such Restricted Subsidiary’s most recent consolidated balance sheet or in the footnotes thereto, or if incurred or accrued subsequent to the date of such balance sheet, such liabilities that would have been reflected on the Borrower’s consolidated balance sheet or in the footnotes thereto if such incurrence or accrual had taken place on or prior to the date of such balance sheet, as determined in good faith by the Borrower) of the Borrower or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Loans or any guarantee of the Loans, that (A) are assumed by the transferee of any such assets or (B) are otherwise cancelled, extinguished or terminated in connection with the transactions relating to such Asset Sale and, in the case of clause (A) only, for which the Borrower and all such Restricted Subsidiaries have been validly released by all applicable creditors in writing;

(ii) any securities, notes or other obligations or assets received by the Borrower or such Restricted Subsidiary from such transferee that are converted by the Borrower or such Restricted Subsidiary into cash or Cash Equivalents, or by their terms are required to be satisfied for cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received), in each case, within 180 days following the closing of such Asset Sale;

(iii) Indebtedness, other than liabilities that are by their terms subordinated to the Loans, that is of any Person that is no longer a Restricted Subsidiary as a result of such Asset Sale, to the extent that the Borrower and all Restricted Subsidiaries have been validly released from any guarantee of payment of such Indebtedness in connection with such Asset Sale;

(iv) consideration consisting of Indebtedness of any Credit Party (other than Subordinated Indebtedness) received after the ~~Fourth~~Seventh Amendment Effective Date from Persons who are not Restricted Subsidiaries; and

(v) any Designated Non-Cash Consideration received by the Borrower or such Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (v) that is at that time outstanding, not to exceed the greater of $~~30,000,000~~52,100,000 and ~~14.0~~25.0 % of Consolidated EBITDA for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of the receipt of such Designated Non-Cash Consideration, with the Fair Market Value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash for purposes of this clause (b) and for no other purpose.

An amount equal to any Net Cash Proceeds of any Asset Sale permitted by this Section 10.4 shall be applied to prepay Term Loans, Permitted Other Indebtedness and other Indebtedness in accordance with, and to the extent required by, Section 5.2(a)(i).

(c) Pending the final application of an amount equal to any Net Cash Proceeds from any Asset Sale made pursuant to this Section 10.4, the Borrower or the applicable Restricted Subsidiary may apply such Net Cash Proceeds temporarily to reduce Indebtedness outstanding under the Revolving Credit Facility, the ABL Credit Facility or any other revolving credit facility or otherwise invest such Net Cash Proceeds in any manner not prohibited by this Agreement.

Section 10.5. Limitation on Restricted Payments.

(a) The Borrower will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

(1) declare or pay any dividend or make any payment or distribution on account of the Borrower’s or any Restricted Subsidiary’s Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation, other than:

(A) dividends or distributions by the Borrower payable in Equity Interests (other than Disqualified Stock) of the Borrower or in options, warrants or other rights to purchase such Equity Interests; or

(B) dividends or distributions by any Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Subsidiary other than a Wholly-Owned Subsidiary, the Borrower or a Restricted Subsidiary, as applicable, receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(2) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Borrower or any direct or indirect parent of the Borrower, including in connection with any merger, amalgamation or consolidation, in each case held by Persons other than the Borrower or a Restricted Subsidiary which is a Credit Party;

(3) make any voluntary principal payment on, or voluntarily redeem, purchase, repurchase, defease or otherwise acquire or retire for value, in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness with an aggregate principal amount in excess of the greater of (I) $~~21,250,000~~62,500,000 and (II) ~~10.0~~30.0 % of Consolidated EBITDA for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of such voluntary principal payment, redemption, purchase, repurchase, defeasance or other acquisition or retirement for value of Subordinated Indebtedness (it being understood, for the avoidance of doubt, that payments of regularly scheduled principal, interest and mandatory prepayments shall be permitted), other than (A) Indebtedness permitted under clauses (g) and (h) of Section 10.1 or (B) the purchase, repurchase, redemption, defeasance, retirement for value or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of payment, redemption, repurchase, defeasance, acquisition or retirement; or

(4) make any Restricted Investment;

(all such payments and other actions set forth in clauses (1) through (4) above (other than any exception thereto) being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(i) (x) in the case of Restricted Payments described in clauses (a)(1), (2) and (3) above made in reliance on clause (iii)(A) below, no Event of Default shall have occurred and be continuing and (y) in the case of Restricted Investments made in reliance on clause (iii)(A) below, no Event of Default under Section 11.1 or 11.5 shall have occurred and be continuing;

(ii) in the case of Restricted Payments described in clauses (a)(1), (2) and (3) above made in reliance on clause (iii)(A) below, on a Pro Forma Basis after giving effect thereto, the Interest Coverage Ratio shall not be less than 2.00 to 1.00 as of the most recently ended Test Period; and

(iii) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Borrower and the Restricted Subsidiaries after the ~~Fourth~~Seventh Amendment Effective Date (excluding Restricted Payments permitted by Section 10.5(b)), is less than the sum of (without duplication):

(A) an amount equal to 50% of the Consolidated Net Income of the Borrower for the period (taken as one accounting period) from the first day of the fiscal quarter during which the Fourth Amendment Effective Date occurs to the end of the Borrower’s most recently ended fiscal quarter for which financial statements have been delivered pursuant to Section 9.1(a) or (b) (which amount in this clause (A) shall not be less than zero for any component fiscal quarter (and, in any case if such amount is less than zero for any component fiscal quarter, such amount for the applicable fiscal quarter shall be deemed to be zero)), plus

(B) 100% of the aggregate net cash proceeds and the Fair Market Value of marketable securities or other property received by the Borrower since immediately after the ~~Fourth~~Seventh Amendment Effective Date (other than to the extent such net cash proceeds have been used to incur or issue Indebtedness, Disqualified Stock or preferred Capital Stock pursuant to clause (l)(i) of Section 10.1) from the issue or sale of (x) Equity Interests of the Borrower, including Retired Capital Stock, but excluding cash proceeds and the Fair Market Value of marketable securities or other property received from the sale of (A) Equity Interests to any employee, director, manager or consultant of the Borrower, any direct or indirect parent of the Borrower and any of the Borrower’s Subsidiaries after the ~~Fourth~~Seventh Amendment Effective Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of Section 10.5(b) below and (B) Designated Preferred Stock, and, to the extent such net cash proceeds are actually contributed to the Borrower, Equity Interests of any direct or indirect parent of the Borrower (excluding contributions of the proceeds from the sale of Designated Preferred Stock to any such parent or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of Section 10.5(b) below) or (y) Indebtedness, Disqualified Stock or preferred Capital Stock of the Borrower or a Restricted Subsidiary that has been converted into or exchanged for Equity Interests of the Borrower or any direct or indirect parent of the Borrower after the Seventh Amendment Effective Date; provided that this clause (B) shall not include the proceeds from (a) Refunding Capital Stock, (b) Equity Interests or Indebtedness that has been converted or exchanged for Equity Interests of the Borrower sold to a Restricted Subsidiary, as the case may be, (c) Disqualified Stock or Indebtedness that has been converted or exchanged into Disqualified Stock or (d) Excluded Contributions, plus

(C) 100% of the aggregate amount of cash and the Fair Market Value of marketable securities or other property contributed to the capital of the Borrower following the ~~Fourth~~Seventh Amendment Effective Date (other than to the extent such net cash proceeds (i) have been used to incur Indebtedness, Disqualified Stock or preferred Capital Stock pursuant to clause (l)(i) of Section 10.1), (ii) are contributed by the Borrower or a Restricted Subsidiary or (iii) constitute Excluded Contributions), plus

(D) 100% of the aggregate amount received in cash and the Fair Market Value of marketable securities or other property received by means of (A)

the sale or other disposition (other than to the Borrower or a Restricted Subsidiary) of Restricted Investments made by the Borrower or any Restricted Subsidiary and repurchases and redemptions of such Restricted Investments from the Borrower or any Restricted Subsidiary and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments made by the Borrower or any Restricted Subsidiary, in each case that were originally made in reliance on this Section 10.5(a), after the Fourth Amendment Effective Date; or (B) the sale (other than to the Borrower or a Restricted Subsidiary) of the stock or other ownership interest of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary or joint venture or a dividend from an Unrestricted Subsidiary or joint venture after the Fourth Amendment Effective Date, plus

(E) in the case of the redesignation of an Unrestricted Subsidiary as, or merger, consolidation or amalgamation of an Unrestricted Subsidiary with or into, a Restricted Subsidiary after the Fourth Amendment Effective Date, the Fair Market Value of the Investment in such Unrestricted Subsidiary at the time of the redesignation of such Unrestricted Subsidiary as, or merger, consolidation or amalgamation of such Unrestricted Subsidiary with or into, a Restricted Subsidiary, other than to the extent the Investment in such Unrestricted Subsidiary was made by the Borrower or a Restricted Subsidiary pursuant to Section 10.5(b)(7) below or to the extent such Investment constituted a Permitted Investment, plus

(F) the aggregate amount of any (1) Retained Declined Proceeds since the Fourth Amendment Effective Date, (2) Net Cash Proceeds of Asset Sales below the Asset Sale Prepayment Trigger since the Fourth Amendment Effective Date ~~and~~, (3) Net Cash Proceeds of Casualty Events below the Casualty Event Prepayment Trigger since the Fourth Amendment Effective Date and (4) Retained Asset Sale Proceeds, plus

(G) an amount equal to the greater of $~~64,000,000~~104,150,000 and ~~30.0~~50.0 % of Consolidated EBITDA for the most recently ended Test Period (calculated on a Pro Forma Basis), plus

(H) without duplication of any amounts above, any returns, profits, distributions and similar amounts received on account of a Restricted Investment made in reliance upon this Section 10.5(a) (up to the amount of the original Investment).

(b) The foregoing provisions of Section 10.5(a) will not prohibit:

(1) the payment of any dividend or distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration thereof or the giving of such irrevocable notice, as applicable, if at the date of declaration or the giving of such notice such payment would have complied with the provisions of this Agreement;

(2) (x) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Borrower or any direct or indirect parent of the Borrower, including any accrued and unpaid dividends or distributions thereon (“Retired Capital Stock”), or Subordinated Indebtedness, in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to Holdings, the Borrower or a Restricted Subsidiary) of, Equity Interests of the Borrower or any direct or indirect parent of the Borrower to the extent contributed to the Borrower (in the case of proceeds only) (in each case, other than Excluded Contributions, Disqualified Stock or sales of Equity Interests to any Subsidiary) (“Refunding Capital Stock”), (y) the declaration and payment of dividends or distributions on Retired Capital Stock out of the proceeds of the substantially concurrent sale or issuance (other than to the Borrower or a Restricted Subsidiary) of Refunding Capital Stock and (z) if immediately prior to the retirement of Retired Capital Stock, the declaration and payment of dividends thereon was permitted under Section 10.5(b)(6) and not made pursuant to clause (y) above, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent of the Borrower) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Retired Capital Stock immediately prior to such retirement;

(3) the prepayment, redemption, defeasance, repurchase or other acquisition or retirement for value of Subordinated Indebtedness made by exchange for, or out of the proceeds of, the substantially concurrent sale of, new Indebtedness of the Borrower or a Restricted Subsidiary, as the case may be, which is incurred or issued in compliance with Section 10.1 so long as: (A) the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on the Subordinated Indebtedness being so redeemed, defeased, repurchased, exchanged, acquired or retired for value, plus the amount of any premium (including call and tender premiums), defeasance costs and any reasonable fees and expenses (including original issue discount, upfront fees and similar items) incurred in connection with the incurrence or issuance of such new Indebtedness, (B) such new Indebtedness is subordinated to the Obligations or the applicable Guarantee at least to the same extent, in all material respects, as such Subordinated Indebtedness so purchased, exchanged, redeemed, defeased, repurchased, acquired or retired for value, (C) such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, defeased, repurchased, exchanged, acquired or retired, (D) if such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value is (i) unsecured then such new Indebtedness shall be unsecured or (ii) Permitted Other Indebtedness incurred pursuant to Section 10.1(x)(b) and is secured by a Lien ranking junior to the Liens securing any First Lien Obligations then such new Indebtedness shall be unsecured or secured by a Lien ranking junior to the Liens securing any First Lien Obligations, and (E) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, defeased, repurchased, exchanged, acquired or retired;

(4) any Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Borrower or any direct or indirect parent of the Borrower held by any future, present or former employee, director, manager or consultant of the Borrower, any of its Subsidiaries or any direct or indirect parent of the Borrower, or their respective estates, descendants, family, trusts, heirs, spouse or former spouse pursuant to any equityholder, employee or director equity plan or stock or other equity option plan or any other management or employee benefit plan or agreement, other compensatory arrangement or any stock or other equity subscription, co-invest or equityholder agreement (including, for the avoidance of doubt, any principal and interest payable on any notes issued by the Borrower or any direct or indirect parent of the Borrower in connection with such repurchase, retirement or other acquisition), including any arrangement including Equity Interests rolled over by management of the Borrower, any Subsidiary of the Borrower or any direct or indirect parent of the Borrower in connection with the Transactions; provided that, except with respect to non-discretionary purchases, the aggregate Restricted Payments made under this clause (4) subsequent to the ~~Fourth~~Seventh Amendment Effective Date do not exceed in any calendar year $7,000,000 (with unused amounts in any calendar year being carried over to succeeding calendar years); provided, further, that such amount in any calendar year may be increased by an amount not to exceed: (A) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Borrower and, to the extent contributed to the Borrower, the cash proceeds from the sale of Equity Interests of any direct or indirect parent of the Borrower, in each case to any future, present or former employees, directors, managers or consultants of the Borrower, any of its Subsidiaries or any direct or indirect parent of the Borrower that occurs after the ~~Fourth~~Seventh Amendment Effective Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of Section 10.5(a)(iii), plus (B) the cash proceeds of key man life insurance policies received by the Borrower and the Restricted Subsidiaries after the ~~Fourth~~Seventh Amendment Effective Date, less (C) the amount of any Restricted Payments previously made pursuant to subclauses (A) and (B) of this clause (4); and provided, further, that cancellation of Indebtedness owing to the Borrower or any Restricted Subsidiary from any future, present or former employees, directors, managers or consultants of the Borrower, any direct or indirect parent of the Borrower or any Restricted Subsidiary, or their estates, descendants, family, trusts, heirs, spouse or former spouse pursuant in connection with a repurchase of Equity Interests of the Borrower or any direct or indirect parent of the Borrower will not be deemed to constitute a Restricted Payment for purposes of this Section 10.5 or any other provision of this Agreement;

(5) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Borrower or any Restricted Subsidiary or any class or series of preferred Capital Stock of any Restricted Subsidiary, in each case, issued in accordance with Section 10.1;

(6) (A) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Borrower after the ~~Fourth~~Seventh Amendment Effective Date, (B) the declaration and payment of dividends to any direct or indirect parent of the Borrower, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent; provided that the amount of dividends paid pursuant to this clause (B) shall not exceed the aggregate amount of cash actually contributed to the Borrower from the sale of such Designated Preferred Stock or (C) the declaration and payment of dividends on Refunding Capital Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of Section 10.5(b); provided that, in the case of each of subclauses (A), (B), and (C) of this clause (6), for the most recently ended Test Period as of the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock, after giving effect to such issuance or declaration on a Pro Forma Basis, the Borrower would have had an Interest Coverage Ratio of at least 2.00 to 1.00;

(7) Investments in Unrestricted Subsidiaries ~~and joint ventures~~, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, in an aggregate amount outstanding not to exceed the greater of (x)  $~~64,000,000~~62,500,000 and (y) 30.0% of Consolidated EBITDA for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) payments made or expected to be made by the Borrower or any Restricted Subsidiary in respect of withholding,

employment or similar taxes payable by any future, present or former employee, director, manager, or consultant of the Borrower or any Restricted Subsidiary or any direct or indirect parent of the Borrower and any repurchases of Equity Interests deemed to occur upon exercise, vesting or settlement of, or payment with respect to, any equity or equity-based award, including, without limitation, stock or other equity options, stock or other equity appreciation rights, warrants, restricted equity units, restricted equity, deferred equity units or similar rights if such Equity Interests are used by the holder of such award to pay a portion of the exercise price of such options, appreciation rights, warrants or similar rights or to satisfy any required withholding or similar taxes with respect to any such award;

(9) Restricted Payments, following consummation of the first public offering of the Borrower’s common Equity Interests or the common Equity Interests of any direct or indirect parent of the Borrower after the Closing Date, of up to 6.0% per annum of the net cash proceeds received by or contributed to the Borrower in or from any such public offering and subsequent public equity offerings, in each case, other than public offerings with respect to the Borrower’s (or its direct or indirect parent’s) common Equity Interests registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

(10) Restricted Payments in an amount that does not exceed the amount of Excluded Contributions made since the ~~Fourth~~Seventh Amendment Effective Date;

(11) Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11) from and after the ~~Fourth~~Seventh Amendment Effective Date not to exceed sum of (this clause (11) shall be referred to as the “General Restricted Payments Basket”) (x) the greater of (~~x~~I) $~~64,000,000~~104,150,000 and (~~y~~II )  ~~30.0~~50.0 % of Consolidated EBITDA for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time made, minus (y) any amount available for use under this General Restricted Payments Basket that has been re-allocated by the Borrower to the General Subordinated Payments Basket or the General Investments Basket;

(12) distributions or payments of Receivables Fees and Securitization Fees;

(13) any Restricted Payment made in connection with the Transactions (and the fees and expenses related thereto) or used to fund amounts owed to Affiliates (including dividends or distributions to any direct or indirect company of the Borrower to permit payment by such parent of such amount) to the extent permitted by Section 10.10 (other than clause (b) thereof), and Restricted Payments in respect of working capital adjustments or purchase price adjustments pursuant to any Permitted Acquisition or other Permitted Investment and to satisfy indemnity and other similar obligations under any Permitted Acquisition or other Permitted Investment;

(14) so long as no Event of Default has occurred and is continuing or would result therefrom, Restricted Payments; provided that after giving Pro Forma Effect to such Restricted Payments, the Total Net Leverage Ratio is equal to or less than 3.00 to 1.00 as of the most recently ended Test Period;

(15) the declaration and payment of dividends or distributions by the Borrower to, or the making of loans or advances to, any direct or indirect parent of the Borrower in amounts required for any such direct or indirect parent (or such parent’s direct or indirect equity owners) to pay:

(A) (i) franchise, excise and similar taxes, and other fees and expenses, required to maintain its corporate, legal and organizational existence and (ii) distributions to such direct or indirect parent’s equity owners in proportion to their equity interests sufficient to allow each such equity owner to receive an amount at least equal to the aggregate amount of its out-of-pocket costs to any unaffiliated third parties directly attributable to creating (including any incorporation or registration fees) and maintaining the existence of the applicable equity owner (including doing business fees, franchise taxes, excise taxes and similar taxes, fees, or expenses), and legal and accounting and other costs directly attributable to maintaining its corporate, legal, or organizational existence and complying with applicable legal requirements, including such costs attributable to the preparation of tax returns or compliance with tax laws,

(B) any Tax Distribution,

(C) customary salary, bonus, severance (including, in each case, payroll, social security and similar taxes in respect thereof) and other benefits payable to, and indemnities provided on behalf of, officers, employees, directors, consultants and managers of any direct or indirect parent of the Borrower to the extent such salaries, bonuses, and other benefits are attributable to the ownership or operation of the Borrower and the Restricted Subsidiaries, including the Borrower’s and the Restricted Subsidiaries’ proportionate share of such amount relating to such parent being a public company,

(D) general corporate, administrative, compliance or other operating (including, without limitation, expenses related to auditing or other accounting matters) and overhead costs and expenses of any direct or indirect parent of the Borrower to the extent such costs and expenses are attributable to the ownership or operation of the Borrower and the Restricted Subsidiaries, including the Borrower’s and the Restricted Subsidiaries’ proportionate share of such amount relating to such parent company being a public company,

(E) amounts required for any direct or indirect parent of the Borrower to pay fees and expenses incurred by any direct or indirect parent of the Borrower related to (i) the maintenance by such parent entity of its corporate or other entity existence and (ii) transactions of such parent of the type described in clause (xi) of the definition of Consolidated Net Income,

(F) cash payments in lieu of issuing fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Equity Interests of the Borrower or any direct or indirect parent of the Borrower,

(G) repurchases deemed to occur upon the cashless exercise of stock or other equity options,

(H) to finance Permitted Acquisition and other Investments or other acquisitions otherwise permitted to be made pursuant to this Section 10.5 if made by the Borrower or a Restricted Subsidiary; provided that (i) such Restricted Payment shall be made substantially concurrently with the closing of such Investment or other acquisition, (ii) such direct or indirect parent of the Borrower shall, promptly following the closing thereof, cause (1) all property acquired (whether assets or Equity Interests) to be contributed to the Borrower or a Restricted Subsidiary or (2) the merger, amalgamation, consolidation, or sale of the Person formed or acquired into the Borrower or a Restricted Subsidiary (in a manner not prohibited by Section 10.3) in order to consummate such Investment or other acquisition, (iii) such direct or indirect parent of the Borrower and its Affiliates (other than the Borrower or a Restricted Subsidiary) receives no consideration or other payment in connection with such transaction except to the extent the Borrower or a Restricted Subsidiary could have given such consideration or made such payment in compliance herewith, (iv) any property received in connection with such transaction shall not constitute an Excluded Contribution or increase amounts available for Restricted Payments pursuant to Section 10.5(a)(iii)(C) and (v) to the extent constituting an Investment, such Investment shall be deemed to be made by the Borrower or such Restricted Subsidiary pursuant to another provision of this Section 10.5 or pursuant to the definition of Permitted Investments,

(I) to the extent constituting Restricted Payments, amounts that would be permitted to be paid directly by the Borrower or its Restricted Subsidiaries under Section 10.10 (other than Section 10.10(b)),

(J) AHYDO Payments with respect to Indebtedness of any direct or indirect parent of the Borrower; provided that the proceeds of such Indebtedness have been contributed to the Borrower as a capital contribution, and

(K) expenses incurred by any direct or indirect parent of the Borrower in connection with any public offering or other sale of Capital Stock or Indebtedness (i) where the net proceeds of such offering or sale are intended to be received by or contributed to the Borrower or a Restricted Subsidiary, (ii) in a pro-rated amount of such expenses in proportion to the amount of such net proceeds intended to be so received or contributed or (iii) otherwise on an interim basis prior to completion of such offering so long as any direct or indirect parent of the Borrower shall cause the amount of such expenses to be repaid to the Borrower or the relevant Restricted Subsidiary out of the proceeds of such offering promptly if completed;

(16) the repurchase, redemption or other acquisition for value of Equity Interests of the Borrower deemed to occur in connection with paying cash in lieu of fractional shares of such Equity Interests in connection with a share dividend, distribution, share split, reverse share split, merger, consolidation, amalgamation or other business combination of the Borrower, in each case, permitted under this Agreement;

(17) the distribution, by dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Borrower or a Restricted Subsidiary by, Unrestricted Subsidiaries or the proceeds thereof;

(18) any Restricted Payment constituting any part of a Permitted Reorganization;

(19) Restricted Payments described in clause (a)(3) ~~or (4)~~ above, in an aggregate amount pursuant to this clause (19) not to exceed the sum of (this clause shall be referred to as the “General Subordinated Payments Basket”) (x) the greater of (~~x~~I) $~~80,000,000~~104,150,000 and (~~y~~II ) ~~37.5~~50.0 % of Consolidated EBITDA for the most recently ended Test Period (calculated on a Pro Forma Basis) at the time such Restricted Payment is made~~; and~~, plus (y) (1) at the option of the Borrower, any amounts available for use under the General Restricted Payments Basket that have been re-allocated by the Borrower to the General Subordinated Payments Basket from time to time and (2) at the option of the Borrower, any amounts available for use under the Available RP Capacity Basket, minus (z) any amount available for use under this General Subordinated Payments Basket that has been reallocated by the Borrower to the General Investment Basket; and

(20) AHYDO Payments with respect to Indebtedness permitted under Section 10.1~~;~~.

~~provided that at the time of, and after giving effect to, any Restricted Payment described in clauses (a)(1), (2) and (3) above incurred or made in reliance under clauses (b)(11), (14) or (19) above, no Event of Default shall have occurred and be continuing or would occur as a consequence thereof.~~

The Borrower will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the ~~penultimate sentence~~third to last paragraph of the definition of Unrestricted Subsidiary. For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Borrower and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be an Investment in an amount determined as set forth in the last sentence of the definition of Investment. Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to Section 10.5(a) or under clauses (7), (10), (11) or (14) of Section 10.5(b), or pursuant to the definition of Permitted Investments, and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in this Agreement.

For purposes of determining compliance with this covenant, in the event that a proposed Restricted Payment or Investment (or a portion thereof) meets the criteria of clauses (1) through (~~21~~20) above or is entitled to be made pursuant to Section 10.5(a) and/or one or more of the exceptions contained in the definition of Permitted Investments, the Borrower will be entitled to classify or later reclassify (based on circumstances existing on the date of such reclassification) such Restricted Payment (or portion thereof) among such clauses (1) through (~~21~~20), Section 10.5(a) and/or one or more of the exceptions contained in the definition of “Permitted Investments”, in a manner that otherwise complies with this covenant.

~~(c) Prior to the Term Loan Maturity Date, to the extent any Permitted Debt Exchange Notes are issued pursuant to Section 10.1(y) for the purpose of consummating a Permitted Debt Exchange, (i) the Borrower will not, and will not permit any Restricted Subsidiary to, prepay, repurchase, redeem or otherwise defease or acquire any Permitted Debt Exchange Notes unless the Borrower or a Restricted Subsidiary shall concurrently voluntarily prepay Term Loans pursuant to Section 5.1(a) on a pro rata basis among the Term Loans, in an amount not less than the product of (a) a fraction, the numerator of which is the aggregate principal amount (calculated on the face amount thereof) of such Permitted Debt Exchange Notes that are proposed to be prepaid, repurchased, redeemed, defeased or acquired and the denominator of which is the aggregate principal amount (calculated on the face amount thereof) of all Permitted Debt Exchange Notes in respect of the relevant Permitted Debt Exchange then outstanding (prior to giving effect to such proposed prepayment, repurchase, redemption, defeasance or acquisition) and (b) the aggregate principal amount (calculated on the face amount thereof) of Term Loans then outstanding and (ii) the Borrower will not waive, amend or modify the terms of any Permitted Debt Exchange Notes or any indenture pursuant to which such Permitted Debt Exchange Notes have been issued in any manner inconsistent with the terms of Section 2.15(a), Section 10.1(y), or the definition of Permitted Other Indebtedness or that would result in a Default hereunder if such Permitted Debt Exchange Notes (as so amended or modified) were then being issued or incurred.~~

Section 10.6. Limitation on Subsidiary Distributions. The Borrower will not, and will not permit any Restricted Subsidiary that is not a Guarantor to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(a) (i) pay dividends or make any other distributions to the Borrower or any Restricted Subsidiary that is a Guarantor on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits or (ii) pay any Indebtedness owed to the Borrower or any Restricted Subsidiary that is a Guarantor;

(b) make loans or advances to the Borrower or any Restricted Subsidiary that is Guarantor;

(c) sell, lease or transfer any of its properties or assets to the Borrower or any Restricted Subsidiary that is a Guarantor;

except (in each case) for such encumbrances or restrictions (x) which the Borrower has reasonably determined in good faith will not materially impair the Borrower’s ability to make payments under this Agreement when due or (y) existing under or by reason of:

(i) contractual encumbrances or restrictions in effect on the ~~Fourth~~Seventh Amendment Effective Date, including pursuant to this Agreement and the related documentation and related Hedging Obligations;

(ii) the ABL Credit Documents and the ABL Loans;

(iii) purchase money obligations and Capitalized Lease Obligations that impose restrictions of the nature discussed in clause (a), (b) or (c) above on the property so acquired, any replacements of such property or assets and additions and accessions thereto, after-acquired property subject to such arrangement, the proceeds and the products thereof and customary security deposits in respect thereof and in the case of multiple financings of equipment provided by any lender, other equipment financed by such lender (it being understood that such restriction shall not be permitted to apply to any property to which such restriction would not have applied but for such acquisition);

(iv) Requirement of Law or any applicable rule, regulation or order, or any request of any Governmental Authority having regulatory authority over the Borrower or any of its Subsidiaries;

(v) any agreement or other instrument of a Person acquired by or merged or consolidated with or into the Borrower or any Restricted Subsidiary, or of an Unrestricted Subsidiary that is designated a Restricted Subsidiary, or that is assumed in connection with the acquisition of assets from such Person, in each case that is in existence at the time of such transaction (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired or designated, any replacements of such property or assets and additions and accessions thereto, after-acquired property subject to such agreement or instrument, the proceeds and the products thereof and customary security deposits in respect thereof and in the case of multiple financings of equipment provided by any lender, other equipment financed by such lender (it being understood that such encumbrance or restriction shall not be permitted to apply to any property to which such encumbrance or restriction would not have applied but for such acquisition);

(vi) contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Borrower pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary and restrictions on transfer of assets subject to Permitted Liens;

(vii) (x) secured Indebtedness otherwise permitted to be incurred pursuant to Sections 10.1 and 10.2 that limit the right of the debtor to dispose of the assets securing such Indebtedness and (y) restrictions on transfers of assets subject to Permitted Liens (but, with respect to any such Permitted Lien, only to the extent that such transfer restrictions apply solely to the assets that are the subject of such Permitted Lien);

(viii) restrictions on cash or other deposits or net worth imposed by customers under, or made necessary or advisable by, contracts entered into in the ordinary course of business;

(ix) other Indebtedness, Disqualified Stock or preferred Capital Stock of Restricted Subsidiaries permitted to be incurred subsequent to the Fourth Amendment Effective Date pursuant to the provisions of Section 10.1;

(x) customary provisions in joint venture agreements or arrangements and other similar agreements or arrangements relating solely to such joint venture and the Equity Interests issued thereby;

(xi) customary provisions contained in leases, sub-leases, licenses, sub-licenses or similar agreements, in each case, entered into in the ordinary course of business;

(xii) restrictions created in connection with any Receivables Facility or any Securitization Facility that, in the good faith determination of the board of directors (or analogous governing body) of the Borrower, are necessary or advisable to effect such Receivables Facility or Securitization Facility, as the case may be;

(xiii) customary restrictions on leases, subleases, licenses, sublicenses or asset sale agreements otherwise permitted hereby so long as such restrictions relate to property interest, rights or the assets subject thereto;

(xiv) customary provisions restricting assignment of any agreement entered into in the ordinary course of business; or

(xv) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (i) through (xiv) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, or refinancings (x) are, in the good faith judgment of the Borrower, no more restrictive in any material respect with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing or (y) do not materially impair the Borrower’s ability to pay its obligations under the Credit Documents as and when due (as determined in good faith by the Borrower);

provided that (x) the priority of any preferred Capital Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock and (y) the subordination of (including the application of any standstill requirements to) loans or advances made to the Borrower or any Restricted Subsidiary that is a Guarantor to other Indebtedness incurred by the Borrower or any Restricted Subsidiary that is a Guarantor shall not be deemed to constitute such an encumbrance or restriction.

Section 10.7. Organizational and Subordinated Indebtedness Documents. The Borrower will not, and will not permit any Restricted Subsidiary to:

(a) amend its Organizational Documents after the ~~Fourth~~Seventh Amendment Effective Date in a manner that is materially adverse to the Lenders, except as required by law; or

(b) amend documentation governing Subordinated Indebtedness having a principal amount of more than $8,000,000 in a manner materially adverse to the Lenders, other than in connection with (i) a refinancing or replacement of such Indebtedness permitted hereunder or (ii) in a manner expressly permitted by, or not prohibited under, the applicable intercreditor or subordination terms or agreement(s) governing the relationship between the Lenders, on the one hand, and the lenders or purchasers of the applicable Subordinated Indebtedness, on the other hand.

Section 10.8. Permitted Activities. Holdings will not engage in any material operating or business activities; provided that the following and any activities incidental thereto shall be permitted in any event: (i) its ownership of the Equity Interests of the Borrower and its other Subsidiaries, including receipt and payment of Restricted Payments and other amounts in respect of Equity Interests, (ii) the maintenance of its legal existence (including the ability to incur and pay, as applicable, fees, costs and expenses and taxes relating to such maintenance), (iii) the performance of its obligations with respect to the Transactions, the Credit Documents, the ABL Credit Documents and any other documents governing Indebtedness permitted hereby, (iv) any public offering of its common equity or any other issuance or sale of its Equity Interests, (v) financing activities, including the issuance of securities, incurrence of debt, receipt and payment of dividends and distributions, making contributions to the capital of its Subsidiaries, guaranteeing the obligations of the Borrower and its other Subsidiaries and receipt of the DTR Note and any transaction involving the satisfaction of the DTR Note in accordance with its terms, (vi) if applicable, participating in tax, accounting and other administrative matters as a member of the consolidated group and the provision of administrative and advisory services (including treasury and insurance services) to its Subsidiaries of a type customarily provided by a holding company to its Subsidiaries, (vii) holding any cash or property (but not operate any property), (viii) making and receiving of any Restricted Payments or Investments permitted hereunder, (ix) providing indemnification to officers and directors, (x) activities relating to any Permitted Reorganization, (xi) merging, amalgamating or consolidating with or into any direct or indirect parent or subsidiary of Holdings (in compliance with the definitions of “Holdings” and

“New Holdings” in this Agreement), (xii) repurchases of Indebtedness ~~through open market purchases and Dutch auctions~~, (xiii) activities incidental to Permitted Acquisitions or similar Investments consummated by the Borrower and the Restricted Subsidiaries, including the formation of acquisition vehicle entities and intercompany loans and/or Investments incidental to such Permitted Acquisitions or similar Investments, (xiv) any transaction with the Borrower or any Restricted Subsidiary to the extent expressly permitted under this Section 10 and (xv) any activities incidental or reasonably related to the foregoing.

Section 10.9. Fiscal Year. The Borrower will not change its fiscal year to end on a date inconsistent with past practice; provided, however, that the Borrower may, upon written notice from the Borrower to the Administrative Agent, change the financial reporting convention specified above (x) to align the dates of such fiscal year and for any Restricted Subsidiary whose fiscal years end on dates different from those of the Borrower or (y) to any other financial reporting convention reasonably acceptable to the Administrative Agent, in which case the Borrower and the Administrative Agent will, and are hereby authorized by the Lenders to, make any adjustments to this Agreement that are necessary in order to reflect such change in financial reporting.

Section 10.10. Affiliate Transactions. The Borrower will not conduct, and will not permit the Restricted Subsidiaries to conduct, any transactions (or series of related transactions) with an aggregate value in excess of $10,000,000 with any of the Borrower’s Affiliates (other than Holdings, the Borrower and the Restricted Subsidiaries or any entity that becomes a Restricted Subsidiary as a result of such transaction), unless such transaction is on terms that are not materially less favorable to the Borrower or such Restricted Subsidiary than those that would have been obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate (and for any such transactions with a value in excess of $7,500,000, such determination shall be made by the board of directors (or analogous governing body) of the Borrower or such Restricted Subsidiary in good faith); provided that the foregoing restrictions shall not apply to:

(a) (i) the payment of management, monitoring, consulting, advisory and other fees (including termination and transaction fees) to the Sponsor pursuant to the Sponsor Management Agreement (plus any unpaid management, monitoring, consulting, advisory and other fees (including transaction and termination fees) accrued in any prior year); provided that the annual management fee payable under this clause (a)(i) may accrue but may not be paid during the continuance of an Event of Default under Section 11.1 or Section 11.5, (ii) customary payments by the Borrower or any of the Restricted Subsidiaries to the Sponsor made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities (including in connection with acquisitions or divestitures), which payments are approved by the majority of the members of the board of directors (or analogous governing body) or a majority of the disinterested members of the board of directors (or analogous governing body) of the Borrower in good faith and (iii) indemnification and reimbursement of expenses pursuant to the Sponsor Management Agreement (plus any unpaid indemnities and expenses accrued in any prior year),

(b) Restricted Payments permitted by Section 10.5 or Investments permitted by the definition of Permitted Investments and other transactions expressly permitted under Sections 10.1 through 10.8 (other than solely by reference to this Section 10.10),

(c) the consummation of the Transactions and the payment of fees and expenses (including the Transaction Expenses) related to the Transactions,

(d) the issuance and transfer of Qualified Stock or Stock Equivalents of the Borrower (or any direct or indirect parent thereof) or any of its Subsidiaries not otherwise prohibited by the Credit Documents,

(e) loans, advances and other transactions between or among the Borrower, any Restricted Subsidiary or any joint venture (regardless of the form of legal entity) in which the Borrower or any Subsidiary has invested (and which Subsidiary or joint venture would not be an Affiliate of the Borrower but for the Borrower’s or a Subsidiary of the Borrower’s ownership of Capital Stock or Stock Equivalents in such joint venture or Subsidiary) to the extent permitted under Section 10,

(f) (i) employment, consulting and severance arrangements between the Borrower and the Restricted Subsidiaries (or any direct or indirect parent of the Borrower) and their respective officers, employees, directors or consultants in the ordinary course of business (including loans and advances in connection therewith) and (ii) transactions pursuant to any equityholder, employee or director equity plan or stock or other equity option plan or any other management or employee benefit plan or agreement, other compensatory arrangement or any stock or other equity subscription, co-invest or equityholder agreement, including any arrangement including Equity Interests rolled over by management of the Borrower, any Restricted Subsidiary or any direct or indirect parent of the Borrower in connection with the Transactions,

(g) payments by the Borrower (and any direct or indirect parent thereof) and any Subsidiaries thereof pursuant to tax sharing agreements among the Borrower (and any such parent thereof) and such Subsidiaries on customary terms to the extent attributable to the ownership or operations of the Borrower and the Restricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Borrower, the Restricted Subsidiaries and the Unrestricted Subsidiaries (to the extent of the amount received from Unrestricted Subsidiaries) would have been required to pay in respect of such foreign, federal, state and/or local taxes for such fiscal year had the Borrower, the Restricted Subsidiaries and the Unrestricted Subsidiaries (to the extent described above) paid such taxes separately from any such direct or indirect parent of the Borrower,

(h) the payment of customary fees and reasonable out of pocket costs to, and indemnities provided on behalf of, directors, managers, consultants, officers, employees of the Borrower (or any direct or indirect parent thereof) and the other Subsidiaries,

(i) transactions undertaken pursuant to membership in a purchasing consortium,

(j) transactions pursuant to any agreement or arrangement as in effect as of the ~~Fourth~~Seventh Amendment Effective Date, or any amendment, modification, supplement or replacement thereto (so long as any such amendment, modification, supplement or replacement is not disadvantageous in any material respect to the Lenders when taken as a whole as compared to the applicable agreement as in effect on the ~~Fourth~~Seventh Amendment Effective Date as determined by the Borrower in good faith),

(k) transactions in which Holdings, the Borrower or any Restricted Subsidiary, as the case may be, delivers to the Administrative Agent a letter from an Independent Financial Advisor stating that such transaction is fair to the Borrower or such Restricted Subsidiary from a financial point of view or meets the requirements of Section 10.10,

(l) the existence and performance of agreements and transactions with any Unrestricted Subsidiary that were entered into prior to the designation of a Restricted Subsidiary as such Unrestricted Subsidiary to the extent that the transaction was permitted at the time that it was entered into with such Restricted Subsidiary and transactions entered into by an Unrestricted Subsidiary with an Affiliate prior to the redesignation of any such Unrestricted Subsidiary as a Restricted Subsidiary; provided that such transaction was not entered into in contemplation of such designation or redesignation, as applicable,

(m) Affiliate repurchases of the Loans or Commitments to the extent permitted hereunder, and the holding of such Loans or Commitments and, in the case of each of the foregoing, the payments and other transactions reasonably related thereto,

(n) (i) investments by Permitted Holders in securities of the Borrower or any Restricted Subsidiary (and payment of reasonable out-of-pocket expenses incurred by such Permitted Holders in connection therewith) so long as the investment is being offered by the Borrower or such Restricted Subsidiary generally to other investors on the same or more favorable terms, and (ii) payments to Permitted Holders in respect of securities or loans of the Borrower or any Restricted Subsidiary contemplated in the foregoing clause (i) or that were acquired from Persons other than the Borrower and the Restricted Subsidiaries, in each case, in accordance with the terms of such securities or loans; provided that with respect to securities of the Borrower or any Restricted Subsidiary contemplated in clause (i) above, such investment constitutes less than 10% of the proposed or outstanding issue amount of such class of securities,

(o) transactions pursuant to any arrangement or agreement set forth on Schedule 10.10, or any amendment, modification or replacement of any such arrangement or agreement (so long as any such amendment, modification or replacement is not adverse to the Lenders in any material respect in the good faith judgment of the Borrower when taken as a whole),

(p) any customary transactions with a Receivables Subsidiary effected as part of a Receivables Facility and any customary transactions with a Securitization Subsidiary effected as part of a Qualified Securitization Financing, and

(q) the payment of reasonable out-of-pocket costs and expenses relating to registration rights and indemnities provided to shareholders of Holdings or any direct or indirect parent thereof pursuant to the equityholders agreement, limited liability company agreement or the registration rights agreement entered into on or after the Fourth Amendment Effective Date.

Section 10.11. Canadian Pension Plans. No Credit Party shall, without the consent of the Administrative Agent, maintain, administer, establish or contribute to, or shall become liable in respect of, any Canadian DB Plan.

SECTION 11

Events of Default

Each of the following specified events referred to in Sections 11.1 through 11.11 shall constitute an “Event of Default”:

Section 11.1. Payments. The Borrower shall (a) default in the payment when due of any principal of the Loans, (b) default, and such default shall continue for five or more Business Days, in the payment when due of any interest on the Loans or (c) default, and such default shall continue for ten or more Business Days, in the payment when due of any Fees or of any other amounts owing hereunder or under any other Credit Document; ~~or~~provided that with respect to this Section 11.1, (A) a failure to pay caused by administrative or technical error shall not constitute an Event of Default if payment is made within three (3) Business Days of the discovery of such error or of the Administrative Agent notifying the Borrower of such error, and (B) if the Borrower has made, on the due date or before the expiry of any grace period, a payment in an amount that is not less than the amount set forth in a calculation, if any, received from the Administrative Agent, and any such payment was less than the amount due and owing under this Agreement (an “underpayment”), then such underpayment will not become (i) a Default unless and until such underpayment remains outstanding after the third (3rd) Business Day after the date (if any) on which the Borrower receives written notice from the Administrative Agent of an underpayment setting forth the amount of the deficiency (such date of notice, the “underpayment notice date”) or (ii) an Event of Default (and the Default Rate shall not apply) unless and until such underpayment remains outstanding after the later of (x) the third (3rd) Business Day after such underpayment notice date and (y) the applicable grace period otherwise contained in this Section 11.1; or

Section 11.2. Representations, Etc. Any representation and warranty made or deemed made by any Credit Party herein or in any other Credit Document or any certificate delivered or required to be delivered pursuant hereto or thereto shall prove to be untrue in any material respect on the date as of which made or deemed made, and, to the extent capable of being cured, such incorrect representation and warranty shall remain incorrect in any material respect for a period of 30 days after written notice thereof from the Administrative Agent to the Borrower; or

Section 11.3. Covenants. Any Credit Party shall:

(a) default in the due performance or observance by it of any term, covenant or agreement contained in Section 9.1(e)(i), Section 9.5(a) (solely with respect to the Borrower’s existence) or Section 10; or

(b) default in the due performance or observance by it of any term, covenant or agreement (other than those referred to in Section 11.1 or 11.2 or clause (a) of this Section 11.3) contained in this Agreement or any Security Document and such default shall continue unremedied for a period of at least 30 days after receipt by the Borrower of written notice thereof from the Administrative Agent; or

Section 11.4. Default Under Other Agreements. (a) Holdings, the Borrower or any of the Restricted Subsidiaries shall (i) default in any payment with respect to any Indebtedness (other than the Obligations) in excess of the greater of (x) $~~20,000,000~~52,100,000 and (y) 25% of Consolidated EBITDA (calculated on a Pro Forma Basis) for the most recently ended Test Period in the aggregate, for Holdings, the Borrower and such Restricted Subsidiaries, beyond the period of grace and following all required notices, if any, provided in the instrument or agreement under which such Indebtedness was created or (ii) default in the observance or performance of any agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist (after giving effect to all applicable grace periods and delivery of all required notices) (other than, with respect to Indebtedness consisting of any Hedge Agreements, termination events or equivalent events pursuant to the terms of such Hedge Agreements (it being understood that clause (i) shall apply to any failure to make any payment in excess of the greater of (x) $~~20,000,000~~52,100,000 and (y) 25% of Consolidated EBITDA (calculated on a Pro Forma Basis) for the most recently ended Test Period that is required as a result of any such termination or similar event and that is not otherwise being contested in good faith)), the effect of which default or other event or condition is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause, any such Indebtedness to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity, or (b) without limiting the provisions of clause (a) above, any such Indebtedness shall be declared to be due and payable, or required to be prepaid other than by a regularly scheduled required prepayment or as a mandatory prepayment (and, with respect to Indebtedness consisting of any Hedge Agreements, other than due to a termination event or equivalent event pursuant to the terms of such Hedge Agreements (it being understood that clause (a)(i) above shall apply to any failure to make any payment in excess of the greater of (x) $~~20,000,000~~52,100,000 and (y) 25% of Consolidated EBITDA (calculated on a Pro Forma Basis) for the most recently ended Test Period that is required as a result of any such termination or equivalent event and that is not otherwise being contested in good faith)), prior to the stated maturity thereof; provided that clauses (a) and (b) shall not apply to (x) secured Indebtedness that becomes due as a result of the sale, transfer or other disposition (including as a result of a casualty or condemnation event) of the property or assets securing such Indebtedness (to the extent such sale, transfer or other disposition is not prohibited under this Agreement or is otherwise reasonably expected to be permitted), (y) Indebtedness which is convertible into Equity Interests and converts to Equity Interests in accordance with its terms and such conversion is not prohibited hereunder, or (z) any breach or default that is (I) remedied, or being contested in good faith, by Holdings, the Borrower or the applicable Restricted Subsidiary or (II) waived (including in the form of amendment) by the required holders of the applicable item of Indebtedness, in either case, prior to the acceleration of Loans pursuant to this Section 11. Notwithstanding the foregoing provisions of this Section 11.4, no breach, default or event of default under the ABL Credit Documents shall constitute an Event of Default under this Section 11.4, except (W) any event of default, giving effect to any applicable grace period, under Section 12.1 or Section 12.5 of the ABL Credit Agreement (or any successor provision thereto), (X) any event of default (except any event of default described in the immediately preceding clause (W)

or under Section 11.11 of the ABL Credit Agreement (or any successor provision thereto)), giving effect to any applicable grace period, under the ABL Credit Agreement that remains unremedied and unwaived for thirty (30) consecutive days after the occurrence thereof, (Y) any acceleration of the ABL Loans or termination of the Revolving Credit Commitments (as defined in the ABL Credit Agreement) prior to the scheduled maturity thereof as a result of an event of default under the ABL Credit Documents or (Z) the exercise of any secured creditor remedy by the ABL Administrative Agent or any other agent under the ABL Credit Documents (excluding, for the avoidance of doubt, the exercise of cash dominion rights during a Cash Dominion Period under, and as defined in, the ABL Credit Agreement); or

Section 11.5. Bankruptcy, Etc. Except as otherwise permitted by Section 10.3, Holdings, the Borrower or any Significant Subsidiary shall commence a voluntary case, proceeding or action concerning itself under any applicable Insolvency Law, including, Title 11 of the United States Code entitled “Bankruptcy” (the “Bankruptcy Code”), the BIA or the Companies’ Creditors Arrangement Act (Canada), in each case as now or hereafter in effect, or any successor thereto; or an involuntary case, proceeding or action is commenced against Holdings, the Borrower or any Significant Subsidiary and the petition is not dismissed or stayed within 60 days after commencement of the case, proceeding or action; or a custodian (as defined in the Bankruptcy Code), judicial manager, compulsory manager, receiver, receiver manager, trustee, liquidator, administrator, administrative receiver or similar Person is appointed for, or takes charge of, all or substantially all of the property of Holdings, the Borrower or any Significant Subsidiary; or Holdings, the Borrower or any Significant Subsidiary commences any other voluntary proceeding or action under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency, winding-up, administration or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to Holdings, the Borrower or any Significant Subsidiary; or there is commenced against Holdings, the Borrower or any Significant Subsidiary any such proceeding or action that remains undismissed or unstayed for a period of 60 days; or Holdings, the Borrower or any Significant Subsidiary is adjudicated bankrupt; or any order of relief or other order approving any such case or proceeding or action is entered; or Holdings, the Borrower or any Significant Subsidiary suffers any appointment of any custodian receiver, receiver manager, trustee, administrator or the like for it or any substantial part of its property to continue undischarged or unstayed for a period of 60 days; or Holdings, the Borrower or any Significant Subsidiary makes a general assignment for the benefit of creditors; or

Section 11.6. ERISA; Canadian Pension Plan.

(a) An ERISA Event or a Foreign Plan Event shall have occurred, and such ERISA Event or Foreign Plan Event, alone or together with all other such ERISA Events and Foreign Plan Events, if any, would reasonably be expected to result in a Material Adverse Effect; or

(b) (i) any event or condition shall occur or exist with respect to a Canadian Pension Plan that would reasonably be expected to subject the Borrower or any other Canadian Credit Party to any tax, penalty or other liabilities under the Supplemental Pension Plans Act (Quebec), the Pension Benefits Act (Ontario) or any other applicable laws which would reasonably be expected to result in a Material Adverse Effect, or (ii) the Borrower or any other

Canadian Credit Party is in default with respect to required payments to a Canadian Pension Plan, which default would reasonably be expected to result in a Material Adverse Effect; or

Section 11.7. Guarantee. Any Guarantee provided by Holdings or any Guarantor that is a Material Subsidiary, or any material provision thereof, shall cease to be in full force or effect (other than pursuant to the terms hereof or thereof) or any Credit Party shall deny or disaffirm in writing any such Guarantor’s material obligations under its Guarantee; or

Section 11.8. Pledge Agreements. Any Security Document pursuant to which the Capital Stock of the Borrower or any Material Subsidiary is pledged or any material provision thereof shall cease to be in full force or effect (other than pursuant to the terms hereof or thereof, as a result of acts or omissions of the Collateral Agent or any Lender or as a result of the Collateral Agent’s failure to maintain possession of any Capital Stock that has been previously delivered to it) or any Credit Party shall deny or disaffirm in writing such Credit Party’s obligations under any Security Document; or

Section 11.9. Security Agreements. Any Security Agreement or any other Security Document pursuant to which the assets of Holdings, the Borrower or any Material Subsidiary are pledged as Collateral or any material provision thereof shall cease to be in full force or effect (other than pursuant to the terms hereof or thereof, as a result of acts or omissions of the Collateral Agent in respect of certificates, promissory notes or instruments actually delivered to it or as a result of the Collateral Agent’s failure to file a Uniform Commercial Code continuation statement (or equivalent filing under other applicable law)), which results in the Collateral Agent ceasing to have (on behalf of the Lenders) a perfected security interest on a material portion of the Collateral on the terms and conditions set forth in such Security Documents or any Credit Party shall deny or disaffirm in writing its obligations under any Security Agreement or any other Security Document; or

Section 11.10. Judgments. One or more final judgments or decrees shall be entered against Holdings, the Borrower or any of the Restricted Subsidiaries involving a liability requiring the payment of money in an amount of the greater of (x) $~~20,000,000 or~~52,100,000 and (y) 25% of Consolidated EBITDA (calculated on a Pro Forma Basis) for the most recently ended Test Period or more in the aggregate for all such final judgments and decrees against Holdings, the Borrower and the Restricted Subsidiaries (to the extent not paid or covered by insurance or indemnities as to which the applicable insurance company or third party has not denied coverage) and any such final judgments or decrees shall not have been satisfied, vacated, discharged or stayed or bonded pending appeal within 60 days after the entry thereof; or

Section 11.11. Change of Control. A Change of Control shall occur.

Section 11.12. Remedies Upon Event of Default. If an Event of Default occurs and is continuing, the Administrative Agent shall, upon the written request of the Required Lenders, by written notice to the Borrower, take any or all of the following actions, without prejudice to the rights of the Administrative Agent or any Lender to enforce its claims against Holdings and the Borrower, except as otherwise specifically provided for in this Agreement (provided that, if an Event of Default specified in Section 11.5 shall occur with respect to Holdings or the Borrower, the result that would occur upon the giving of written notice by the Administrative Agent as specified in clauses (i) and (ii) below shall occur automatically without the giving of any such notice): (i) declare the Total Revolving Credit Commitment terminated, whereupon the Revolving Credit Commitments, if any, of each Lender shall forthwith terminate immediately and any Fees theretofore accrued shall forthwith become due and payable without any other notice of any kind and/or (ii) declare the principal of and any accrued interest and fees in respect of all Loans and all Obligations to be, whereupon the same shall become, forthwith due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower to the extent permitted by applicable law.

Notwithstanding anything herein to the contrary or in any other Credit Document, neither the Administrative Agent nor Required Lenders may take any of the actions described in this Section 11.12 with respect to any Default or Event of Default resulting from any action, transaction or the occurrence of any event reported publicly or otherwise disclosed to the Lenders more than two years prior to such date unless the Administrative Agent is exercising remedies or reserved its rights by written notice to the Borrower at such time.

Section 11.13. Application of Proceeds. Subject to the terms of the ABL/Term Loan Intercreditor Agreement, the Junior Lien Intercreditor Agreement, the Pari Intercreditor Agreement and any other intercreditor agreement permitted by this Agreement, any amount received by the Administrative Agent or the Collateral Agent from any Credit Party (or from proceeds of any Collateral) following any acceleration of the Obligations under this Agreement or any Event of Default with respect to the Borrower under Section 11.5 shall be applied:

(i) first, to the payment of all reasonable and documented costs and expenses incurred by the Administrative Agent or the Collateral Agent in connection with any collection or sale of the Collateral or otherwise in connection with any Credit Document, including all court costs and the reasonable fees and expenses of its agents and legal counsel, the repayment of all advances made by the Administrative Agent or the Collateral Agent hereunder or under any other Credit Document on behalf of any Credit Party and any other reasonable and documented costs or expenses incurred in connection with the exercise of any right or remedy hereunder or under any other Credit Document to the extent reimbursable hereunder or thereunder;

(ii) second, to the Secured Parties, an amount equal to all Obligations owing to them on the date of any distribution; and

(iii) third, any surplus then remaining shall be paid to the applicable Credit Parties or their successors or assigns or to whomsoever may be lawfully entitled to receive the same or as a court of competent jurisdiction may direct.

Notwithstanding the foregoing, amounts received from any Guarantor that is not an “Eligible Contract Participant” (as defined in the Commodity Exchange Act) shall not be applied to its Obligations that are Excluded Swap Obligations.

SECTION 12

The Agents

Section 12.1. Appointment.

(a) Each Lender hereby irrevocably designates and appoints the Administrative Agent as the agent of such Lender under this Agreement and the other Credit Documents and irrevocably authorizes the Administrative Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Credit Documents and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement and the other Credit Documents, together with such other powers as are reasonably incidental thereto. The provisions of this Section 12 (other than Section 12.1(c) with respect to any Joint Lead Arranger and any Joint Bookrunner and Sections 12.1, 12.9, 12.11, 12.12 and 12.13 with respect to the Borrower) are solely for the benefit of the Agents and the Lenders, and none of Holdings, the Borrower or any other Credit Party shall have rights as third party beneficiary of any such provision. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Credit Document or otherwise exist against the Administrative Agent. In performing its functions and duties hereunder, each Agent shall act solely as an agent of Lenders and does not assume and shall not be deemed to have assumed any obligation towards or relationship of agency or trust with or for Holdings, the Borrower or any of their respective Subsidiaries.

(b) The Administrative Agent and each Lender hereby irrevocably designate and appoint the Collateral Agent as the agent with respect to the Collateral, and each of the Administrative Agent and each Lender irrevocably authorizes the Collateral Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Credit Documents and to exercise such powers and perform such duties as are expressly delegated to the Collateral Agent by the terms of this Agreement and the other Credit Documents, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Collateral Agent shall not have any duties or responsibilities except those expressly set forth herein, or any fiduciary relationship with any of the Administrative Agent or the Lenders, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Credit Document or otherwise exist against the Collateral Agent.

(c) Each Lender on behalf of itself and its Affiliates (“Lender Parties”) hereby appoints the Collateral Agent to act as its trustee under, and in relation to, any UK Collateral Document and to hold the assets subject to the security thereby created as trustee for the Lender Parties on the trusts and other terms contained in any UK Collateral Document. Each Lender Party hereby irrevocably authorizes the Collateral Agent in its capacity as security trustee of Lender Parties to exercise such rights, remedies, powers and discretions as are specifically delegated to the Collateral Agent as security trustee of the Lender Parties by the terms of any UK Collateral Documents or otherwise under this Agreement, together with all such rights, remedies, powers and discretions as are reasonably incidental thereto, in each case, in accordance with, and subject to the terms of, such UK Collateral Documents and this Agreement.

(d) The Joint Lead Arrangers and Joint Bookrunners, in their capacity as such, shall not have any obligations, duties or responsibilities under this Agreement but shall be entitled to all benefits of this Section 12.

(e)

(i) Each Lender hereby agrees that (i) if the Administrative Agent notifies such Lender that the Administrative Agent has determined in its sole discretion that any funds received by such Lender from or on behalf of the Administrative Agent or any of its Affiliates were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Lender (whether or not known to such Lender) (whether as a payment, prepayment or repayment of principal, interest, fees or otherwise; individually and collectively, an “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Lender shall promptly, but in no event later than one Business Day thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Lender to the date such amount is repaid to the Administrative Agent in same day funds at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect and (ii) to the extent permitted by applicable law, such Lender shall not assert any right or claim to the Erroneous Payment, and hereby waives, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payments received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine. A notice of the Administrative Agent to any Lender under this Section 12.1(e) shall be conclusive, absent manifest error.

(ii) Without limiting the immediately preceding clause (i), each Lender hereby further agrees that if it receives an Erroneous Payment from or on behalf of the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment sent by the Administrative Agent (or any of its Affiliates) with respect to such Erroneous Payment (an “Erroneous Payment Notice”), (y) that was not preceded or accompanied by an Erroneous Payment Notice, or (z) that such Lender otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), in each case, an error has been made (and that it is deemed to have knowledge of such error at the time of receipt of such Erroneous Payment) with respect to such Erroneous Payment, and to the extent permitted by applicable law, such Lender shall not assert any right or claim to the Erroneous Payment, and hereby waives, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payments received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine. Each Lender agrees that, in each such case, it shall promptly (and, in all events, within one Business Day of its knowledge (or deemed knowledge) of such error) notify the Administrative Agent of such occurrence and, upon demand from the Administrative Agent, it shall promptly, but in all events no later than one Business Day thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Lender to the date such amount is repaid to the Administrative Agent in same day funds at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect.

(iii) Each Lender hereby agrees that, to the extent it fails to return any Erroneous Payment to the Administrative Agent pursuant to, and within the time periods required by, clauses (i) or (ii) above, the Administrative Agent (or its Affiliates) is authorized at any time and from time to time thereafter, to the fullest extent permitted by law, to set off and apply any and all deposits of such Lender (general or special, time or demand, provisional or final) at any time held by or on behalf of the Administrative Agent (or its Affiliate, including by branches and agencies of the Administrative Agent, wherever located) for the account of such Lender against any such amounts.

(iv) The Borrower and each other Credit Party hereby agrees that (x) in the event an Erroneous Payment (or portion thereof) is not recovered from any Lender that has received such Erroneous Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights of such Lender with respect to such amount and (y) an Erroneous Payment that was not originated from the Borrower or another Credit Party shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrower or any other Credit Party; provided that this Section 12.1(e) shall not be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), the Obligations of the Borrower relative to the amount (and/or timing for payment) of the Obligations that would have been payable had such Erroneous Payment not been made by the Administrative Agent.

(v) Each party’s obligations under this Section 12.1(e) shall survive the resignation or replacement of the Administrative Agent, the termination of the Commitments or the repayment, satisfaction or discharge of all (or any portion thereof) under any Credit Document.

Section 12.2. Delegation of Duties. The Administrative Agent and the Collateral Agent may each execute any of its duties under this Agreement and the other Credit Documents by or through agents, sub-agents, employees or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The exculpatory, indemnification and other provisions of this Section 12 shall apply to any such sub-agent and to the Affiliates of the Administrative Agent or the Collateral Agent, as applicable, and any such sub-agent, and shall apply, without limiting the foregoing, to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent. Neither the Administrative Agent nor the Collateral Agent shall be responsible for the negligence or misconduct of any agents, subagents or attorneys-in-fact selected by it in the absence of its bad faith, gross negligence or willful misconduct (as determined in the final non-appealable judgment of a court of competent jurisdiction).

Section 12.3. Exculpatory Provisions. No Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or Affiliates shall be (a) liable for any action lawfully taken or omitted to be taken by any of them under or in connection with this Agreement or any other Credit Document (except for its or such Person’s own bad faith, gross negligence or willful misconduct, or such Person’s material breach of this Agreement or any other Credit Document, as determined in the final non-appealable judgment of a court of competent jurisdiction, in connection with its duties expressly set forth herein) or (b) responsible in any manner to any of the Lenders or any participant for any recitals, statements, representations or warranties made by any Credit Party or any officer thereof contained in this Agreement or any other Credit Document or in any certificate, report, statement or other document referred to or provided for in, or received by such Agent under or in connection with, this Agreement or any other Credit Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Credit Document, or the perfection or priority of any Lien or security interest created or purported to be created under the Security Documents, or for any failure of any Credit Party to perform its obligations hereunder or thereunder. No Agent shall be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Credit Document, or to inspect the properties, books or records of any Credit Party or any Affiliate thereof. The Collateral Agent shall not be under any obligation to the Administrative Agent or any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Credit Document, or to inspect the properties, books or records of any Credit Party.

Section 12.4. Reliance by Agents. The Administrative Agent and the Collateral Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telecopy, telex or teletype message, statement, order or other document or instruction believed by it (in good faith) to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including counsel to the Borrower), independent accountants and other experts selected by the Administrative Agent or the Collateral Agent. Each Agent also may rely upon any statement made to it orally and believed by it to be made by a proper Person, and shall not incur any liability for relying thereon. The Administrative Agent may deem and treat the Lender specified in the Register with respect to any amount owing hereunder as the owner thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with the Administrative Agent. The Administrative Agent and the Collateral Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Credit Document unless it shall first receive such advice or concurrence of the Required Lenders as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent and the Collateral Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Credit Documents in accordance with a request of the Required Lenders, and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Loans; provided that the Administrative Agent and the Collateral Agent shall not be required to take any action that, in its opinion or in the opinion of its counsel, may expose it to liability or that is contrary to any Credit Document or applicable law.

Section 12.5. Notice of Default. Neither the Administrative Agent nor the Collateral Agent shall be deemed to have knowledge or notice of the occurrence of any Default or Event of Default hereunder unless the Administrative Agent or the Collateral Agent has received written notice from a Lender or the Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default”. In the event that the Administrative Agent receives such a notice, it shall give notice thereof to the Lenders and the Collateral Agent. The Administrative Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders; provided that, unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders except to the extent that this Agreement requires that such action be taken only with the approval of the Required Lenders, each directly and adversely affected Lender or each of the Lenders, as applicable.

Section 12.6. Non-Reliance on Administrative Agent, Collateral Agent, and Other Lenders. Each Lender expressly acknowledges that the Credit Documents set forth the terms of a commercial lending facility and, in participating as a Lender, it is engaged in making, acquiring or holding commercial loans and in providing other facilities set forth herein as may be applicable to such Lender, in each case in the ordinary course of business, and not for the purpose of investing in the general performance or operations of the Borrower, or for the purpose of purchasing, acquiring or holding any other type of financial instrument such as a security (and each Lender agrees not to assert a claim in contravention of the foregoing, such as a claim under the federal or state securities laws), and neither the Administrative Agent nor the Collateral Agent nor any of their respective officers, directors, employees, agents, attorneys-in-fact or Affiliates has made any representations or warranties to it and that no act by the Administrative Agent or the Collateral Agent hereinafter taken, including any review of the affairs of the Borrower or any other Credit Party, shall be deemed to constitute any representation or warranty by the Administrative Agent or the Collateral Agent to any Lender. Each Lender represents to the Administrative Agent and the Collateral Agent that it has, independently and without reliance upon the Administrative Agent, the Collateral Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Borrower and each other Credit Party and made its own decision to make its Loans hereunder and enter into this Agreement. Each Lender also represents that it will, independently and without reliance upon the Administrative Agent, the Collateral Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Credit Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of any of the Credit Parties. Except for notices, reports, and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder, neither the Administrative Agent nor the Collateral Agent shall have any duty or responsibility to provide any Lender with any credit or other information concerning the business, assets, operations, properties, financial condition, prospects or creditworthiness of any Credit Party that may come into the possession of the Administrative Agent or the Collateral

Agent any of their respective officers, directors, employees, agents, attorneys-in-fact or Affiliates.

Section 12.7. Indemnification. The Lenders agree to severally indemnify each Agent in its capacity as such (to the extent not reimbursed by the Credit Parties and without limiting the obligation of the Credit Parties to do so), ratably according to their respective portions of the Total Credit Exposure in effect on the date on which indemnification is sought (or, if indemnification is sought after the date upon which the Commitments shall have terminated and the Loans shall have been paid in full, ratably in accordance with their respective portions of the Total Credit Exposure in effect immediately prior to such date), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses, or disbursements of any kind whatsoever that may at any time (including at any time following the payment of the Loans) be imposed on, incurred by or asserted against an Agent in any way relating to or arising out of the Commitments, this Agreement, any of the other Credit Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by the Administrative Agent or the Collateral Agent under or in connection with any of the foregoing; provided that no Lender shall be liable to an Agent for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from such Agent’s gross negligence or willful misconduct as determined by a final non-appealable judgment of a court of competent jurisdiction; provided, further, that no action taken by the Administrative Agent in accordance with the directions of the Required Lenders (or such other number or percentage of the Lenders as shall be required by the Credit Documents) shall be deemed to constitute gross negligence or willful misconduct for purposes of this Section 12.7. In the case of any investigation, litigation or proceeding giving rise to any liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time occur (including at any time following the payment of the Loans), this Section 12.7 applies whether any such investigation, litigation or proceeding is brought by any Lender or any other Person~~.~~ and whether or not any Agent is a party thereto. Without limitation of the foregoing, each Lender shall reimburse each Agent upon demand for its ratable share of any costs or out-of-pocket expenses (including attorneys’ fees) incurred by such Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice rendered in respect of rights or responsibilities under, this Agreement, any other Credit Document, or any document contemplated by or referred to herein, to the extent that such Agent is not reimbursed for such expenses by or on behalf of the Borrower; provided that such reimbursement by the Lenders shall not affect the Borrower’s continuing reimbursement obligations with respect thereto. If any indemnity furnished to any Agent for any purpose shall, in the opinion of such Agent, be insufficient or become impaired, such Agent may call for additional indemnity and cease, or not commence, to do the acts indemnified against until such additional indemnity is furnished; provided, in no event shall this sentence require any Lender to indemnify any Agent against any liability, obligation, loss, damage, penalty, action, judgment, suit, cost, expense or disbursement in excess of such Lender’s pro rata portion thereof; and provided, further, this sentence shall not be deemed to require any Lender to indemnify any Agent against any liability, obligation, loss, damage, penalty, action, judgment, suit, cost, expense or disbursement resulting from such Agent’s gross negligence or willful misconduct as determined by a final non-appealable judgment of a court of competent jurisdiction. The agreements in this Section 12.7 shall survive the payment of the Loans and all other amounts payable hereunder. The indemnity provided to each Agent under this Section 12.7 shall also apply to such Agent’s respective Affiliates, directors, officers, members, controlling persons, employees, trustees, investment advisors and agents and successors.

Section 12.8. Agents in Their Individual Capacities. The agency hereby created shall in no way impair or affect any of the rights and powers of, or impose any duties or obligations upon, any Agent in its individual capacity as a Lender hereunder. Each Agent and its Affiliates may make loans to, accept deposits from and generally engage in any kind of business with any Credit Party as though such Agent were not an Agent hereunder and under the other Credit Documents. With respect to the Loans made by it, each Agent shall have the same rights and powers under this Agreement and the other Credit Documents as any Lender and may exercise the same as though it were not an Agent, and the terms Lender and Lenders shall include each Agent in its individual capacity.

Section 12.9. Successor Agents.

(a) Each of the Administrative Agent and the Collateral Agent may at any time give notice of its resignation to the Lenders and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, subject to the consent of the Borrower (not to be unreasonably withheld or delayed) so long as no Event of Default under Sections 11.1 or 11.5 (with respect to the Borrower) is continuing, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States (in each case, other than any Disqualified Lender). If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation (the “Resignation Effective Date”), then the retiring Agent may on behalf of the Lenders, appoint a successor Agent meeting the qualifications set forth above (including receipt of the Borrower’s consent); provided that if the Administrative Agent or the Collateral Agent shall notify the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice.

(b) If the Person serving as the Administrative Agent is a Defaulting Lender by virtue of clause (v) or (vi) of the definition of Lender Default, the Required Lenders or the Borrower may, in each case, to the extent permitted by applicable law by notice in writing to, in the case of a notice from the Required Lenders, the Borrower, or, in the case of a notice from the Borrower, the Required Lenders, and, in each case, such Person, remove such Person as the Administrative Agent, and, if such appointment is by the Required Lenders (as opposed to the Borrower) with the consent of the Borrower (not to be unreasonably withheld or delayed) so long as no Event of Default under Section 11.1 or 11.5 (with respect to the Borrower) is continuing or, if such appointment is by the Borrower, with the consent of the Required Lenders (not to be unreasonably withheld or delayed), appoint a successor. If no such successor shall have been so appointed by the Required Lenders or the Borrower (with the consent of the Borrower or the Required Lenders, as applicable, as required above) and shall have accepted such appointment within 30 days (or such earlier day as shall be agreed by the Required Lenders and the Borrower) (the “Removal Effective Date”), then such removal shall nonetheless become effective in accordance with such notice on the Removal Effective Date.

(c) With effect from the Resignation Effective Date or the Removal Effective Date (as applicable), (1) the retiring or removed agent shall be discharged from its duties and obligations hereunder (other than its obligations under Section 13.16) and under the other Credit Documents (except that in the case of any collateral security held by the Collateral Agent on behalf of the Lenders under any of the Credit Documents, the retiring or removed Collateral Agent shall continue to hold such collateral security as nominee until such time as a successor Collateral Agent is appointed) and (2) all payments, communications and determinations provided to be made by, to or through the retiring or removed Administrative Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders or the Borrower, as applicable, appoint a successor Agent as provided for above in this paragraph (and otherwise subject to the terms in this Section 12.9). Upon the acceptance of a successor’s appointment as the Administrative Agent or the Collateral Agent, as the case may be, hereunder, and upon the execution and filing or recording of such financing statements, or amendments thereto, and such amendments or supplements to the Mortgages, and such other instruments or notices, as may be necessary or desirable, or as the Required Lenders may request, in order to continue the perfection of the Liens granted or purported to be granted by the Security Documents, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) or removed Agent, and the retiring or removed Agent shall be discharged from all of its duties and obligations hereunder (other than its obligations under Section 13.16) or under the other Credit Documents (if not already discharged therefrom as provided above in this Section 12.9). Except as provided above, any resignation or removal of ~~Credit Suisse~~UBS AG, ~~Cayman Islands~~Stamford Branch, or any successor thereto, as the Administrative Agent pursuant to this Section 12.9 shall also constitute the resignation or removal of such Person as the Collateral Agent. The fees payable by the Borrower (following the effectiveness of such appointment) to such Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring or removed Agent’s resignation or removal hereunder and under the other Credit Documents, the provisions of this Section 12 (including Section 12.7) and Section 13.5 shall continue in effect for the benefit of such retiring or removed Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring or removed Agent was acting as an Agent.

Section 12.10. Withholding Tax. To the extent required by any applicable law, the Administrative Agent may withhold from any payment to any Lender under any Credit Document an amount equivalent to any applicable withholding Tax. If the Canada Revenue Agency or Internal Revenue Service or any authority of Canada or the United States or other jurisdiction asserts a claim that the Administrative Agent did not properly withhold Tax from amounts paid to or for the account of any Lender for any reason (including, because the appropriate form was not delivered, was not properly executed, or because such Lender failed to notify the Administrative Agent of a change in circumstances that rendered the exemption from, or reduction of, withholding Tax ineffective) or if the Administrative Agent reasonably determines that a payment was made to a Lender pursuant to this Agreement without deduction of applicable withholding Tax from such payment, such Lender shall indemnify the Administrative Agent (to the extent that the Administrative Agent has not already been reimbursed by any applicable Credit Party and without limiting the obligation of any applicable Credit Party to do so) fully for all amounts paid, directly or indirectly, by the Administrative Agent as Tax or otherwise, including penalties, additions to Tax and interest, together with all expenses incurred, including legal expenses, allocated staff costs and any out of pocket expenses. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under this Agreement or any other Credit Document against any amount due to the Administrative Agent under this Section 12.10. The agreements in this Section 12.10 shall survive the resignation and/or replacement of the Administrative Agent, any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all other Obligations.

Section 12.11. Agents Under Security Documents and Guarantee. Each Secured Party hereby further authorizes the Administrative Agent or the Collateral Agent, as applicable, on behalf of and for the benefit of the Secured Parties, to be the agent for and representative of the Secured Parties with respect to the Collateral and the Security Documents; provided that neither the Administrative Agent nor the Collateral Agent shall owe any fiduciary duty, duty of loyalty, duty of care, duty of disclosure or any other obligation whatsoever to any holder of Secured Hedge Obligations, Secured Bank Product Obligations or Secured Cash Management Obligations. Subject to Section 13.1, without further written consent or authorization from any Secured Party, the Administrative Agent or the Collateral Agent, as applicable, may execute any documents or instruments necessary to (a) release any Lien on any property granted to or held by the Administrative Agent or the Collateral Agent (or any sub-agent thereof) under any Credit Document (i) upon the payment in full of all Obligations (except for contingent obligations in respect of which a claim has not yet been made, Secured Hedge Obligations, Secured Bank Product Obligations and Secured Cash Management Obligations), (ii) that is sold or to be sold or transferred as part of or in connection with any sale or other transfer permitted hereunder or under any other Credit Document to a Person that is not a Credit Party or in connection with the designation of any Restricted Subsidiary as an Unrestricted Subsidiary, (iii) if the property subject to such Lien is owned by a Credit Party, upon the release of such Credit Party from its Guarantee otherwise in accordance with the Credit Documents, (iv) as to the extent provided in the Security Documents or (v) if approved, authorized or ratified in writing in accordance with Section 13.1; (b) release any Guarantor from its obligations under the Guarantee if such Person ceases to be a Restricted Subsidiary (or becomes an Excluded Subsidiary~~)~~ (subject to the last sentence of the definition thereof)) as a result of a transaction or designation permitted hereunder; (c) subordinate any Lien on any property granted to or held by the Administrative Agent or the Collateral Agent under any Credit Document to the holder of any Lien permitted under clauses (v), (vi) (solely with respect to Section 10.1(d) ~~and Section 10.1(n)(y)~~), (vii), (viii), (ix) and (xviii) (solely in respect of any of the foregoing) of the definition of Permitted Liens; or (d) enter into subordination or intercreditor agreements with respect to Indebtedness to the extent the Administrative Agent or the Collateral Agent is otherwise contemplated herein as being a party to such intercreditor or subordination agreement, including the ABL/Term Loan Intercreditor Agreement, the Junior Lien Intercreditor Agreement and the Pari Intercreditor Agreement.

The Collateral Agent shall have its own independent right to demand payment of the amounts payable by the Borrower under this Section 12.11, irrespective of any discharge of the Borrower’s obligations to pay those amounts to the other Lenders resulting from failure by them to take appropriate steps in insolvency proceedings affecting the Borrower to preserve their entitlement to be paid those amounts.

Any amount due and payable by the Borrower to the Collateral Agent under this Section 12.11 shall be decreased to the extent that the other Lenders have received (and are able to retain) payment in full of the corresponding amount under the other provisions of the Credit Documents and any amount due and payable by the Borrower to the Collateral Agent under those provisions shall be decreased to the extent that the Collateral Agent has received (and is able to retain) payment in full of the corresponding amount under this Section 12.11.

Section 12.12. Right to Realize on Collateral and Enforce Guarantee. Anything contained in any of the Credit Documents to the contrary notwithstanding, the Borrower, the Agents, and each Secured Party hereby agree that (i) no Secured Party shall have any right individually to realize upon any of the Collateral or to enforce the Guarantee, it being understood and agreed that all powers, rights, and remedies hereunder may be exercised solely by the Administrative Agent, on behalf of the Secured Parties in accordance with the terms hereof and all powers, rights, and remedies under the Security Documents may be exercised solely by the Collateral Agent, and (ii) in the event of a foreclosure by the Collateral Agent on any of the Collateral pursuant to a public or private sale or other disposition, the Collateral Agent or any Lender may be the purchaser or licensor of any or all of such Collateral at any such sale or other disposition and the Collateral Agent, as agent for and representative of the Secured Parties (but not any Lender or Lenders in its or their respective individual capacities unless Required Lenders shall otherwise agree in writing) shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold at any such public sale, to use and apply any of the Obligations as a credit on account of the purchase price for any collateral payable by the Collateral Agent at such sale or other disposition. No holder of Secured Hedge Obligations, Secured Bank Product Obligations or Secured Cash Management Obligations shall have any rights in connection with the management or release of any Collateral or of the obligations of any Credit Party under this Agreement. No holder of Secured Hedge Obligations, Secured Bank Product Obligations or Secured Cash Management Obligations that obtains the benefits of any Guarantee or any Collateral by virtue of the provisions hereof or of any other Credit Document shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Credit Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) other than in its capacity as a Lender or Agent and, in such case, only to the extent expressly provided in the Credit Documents. Notwithstanding any other provision of this Agreement to the contrary, the Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Obligations arising under Secured Hedge Agreements, Secured Bank Product Obligations and Secured Cash Management Agreements, unless the Administrative Agent has received written notice of such Obligations, together with such supporting documentation as the Administrative Agent may request, from the applicable Cash Management Bank, Bank Product Provider or Hedge Bank, as the case may be.

Section 12.13. Intercreditor Agreements Govern. The Administrative Agent, the Collateral Agent, and each Lender (a) hereby agrees that it will be bound by and will take no actions contrary to the provisions of any intercreditor agreement entered into pursuant to the terms hereof, (b) hereby authorizes and instructs the Administrative Agent and the Collateral Agent to enter into each intercreditor agreement (including the ABL/Term Loan Intercreditor Agreement, the Junior Lien Intercreditor Agreement and the Pari Intercreditor Agreement) entered into pursuant to the terms hereof and to subject the Liens securing the Obligations to the provisions thereof, (c) hereby authorizes and instructs the Administrative Agent and the Collateral Agent to enter into any intercreditor agreement that includes, or to amend any then existing intercreditor agreement to provide for, the terms described in the definition of Permitted Other Indebtedness and (d) hereby consents to the subordination of the Liens on the Collateral other than Term Priority Collateral securing the Obligations on the terms set forth in the ABL/Term Loan Intercreditor Agreement. In the event of any conflict or inconsistency between the provisions of each intercreditor agreement (including the ABL/Term Loan Intercreditor Agreement, the Junior Lien Intercreditor Agreement and the Pari Intercreditor Agreement) and this Agreement, the provisions of such intercreditor agreement shall control.

Section 12.14. Quebec Security. For the purposes of the grant of security under the laws of the Province of Quebec which may now or in the future be required to be provided by any Canadian Credit Party, ~~Credit Suisse~~UBS AG, ~~Cayman Islands~~Stamford Branch, or any successor thereto, as part of its duties as the Collateral Agent, is hereby irrevocably authorized and appointed to act as the hypothecary representative (within the meaning of Article 2692 of the Civil Code of Québec) for all Secured Parties in order to hold any hypothec granted under the laws of the Province of Quebec pursuant to a deed of hypothec as security for any Obligations and to exercise such rights and duties as are conferred upon a hypothecary representative under the relevant deed of hypothec and applicable laws (with the power to delegate any such rights or duties). The execution prior to the ~~Fifth~~Seventh Amendment Effective Date by the Collateral Agent of any deed of hypothec made pursuant to the laws of the Province of Quebec, is hereby ratified and confirmed. For greater certainty, the Collateral Agent, acting as hypothecary representative, shall have the same rights, powers, immunities, indemnities and exclusions from liability as are prescribed in favour of the Collateral Agent which shall apply mutatis mutandis. In the event of the resignation and appointment of a successor Collateral Agent such successor Collateral Agent shall also act as the successor hypothecary representative on behalf of all Secured Parties under each deed of hypothec without any further documentation or other formality being required to evidence the appointment of the successor hypothecary representative (subject to the registration of a notice of replacement as required by Article 2692 of the Civil Code of Québec). Notwithstanding any provision herein to the contrary, this provision shall be governed and construed in accordance with the laws of the Province of Quebec.

Section 12.15. Certain ERISA Matters.

(a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Agents and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Credit Party, that at least one of the following is and will be true:

(i) such Lender is not using “plan assets” (within the meaning of 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA) of one or more Benefit Plans in connection with the Loans or the Commitments,

(ii) the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement,

(iii) (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement, or

(iv) such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b) In addition, unless sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or such Lender has ~~not~~ provided another representation, warranty and covenant as provided in sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Agents and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Credit Party, that:

(i) none of the Agents or any of their respective Affiliates is a fiduciary with respect to the assets of such Lender (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Credit Document or any documents related ~~to~~ hereto or thereto),

(ii) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement is independent (within the meaning of 29 CFR § 2510.3-21) and is a bank, an insurance carrier, an investment adviser, a broker-dealer or other person that holds, or has under management or control, total assets of at least $50 million, in each case as described in 29 CFR § 2510.3-21(c)(1)(i)(A)-(E),

(iii) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement is capable of evaluating investment risks independently, both in general and with regard to particular transactions and investment strategies (including in respect of the Obligations),

(iv) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement is a fiduciary under ERISA or the Code, or both, with respect to the Loans, the Commitments and this Agreement and is responsible for exercising independent judgment in evaluating the transactions hereunder, and

(v) no fee or other compensation is being paid directly to the ~~Administrative Agent or the Lead Arrangers~~Agents or any their respective Affiliates for investment advice (as opposed to other services) in connection with the Loans, the Commitments or this Agreement.

(c) The Agents hereby inform the Lenders that each such Person is not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the transactions contemplated hereby, and that such Person has a financial interest in the transactions contemplated hereby in that such Person or an Affiliate thereof (i) may receive interest or other payments with respect to the Loans, the Commitments and this Agreement, (ii) may recognize a gain if it extended the Loans or the Commitments for an amount less than the amount being paid for an interest in the Loans or the Commitments by such Lender or (iii) may receive fees or other payments in connection with the transactions contemplated hereby, the Credit Documents or otherwise, including structuring fees, commitment fees, arrangement fees, facility fees, upfront fees, underwriting fees, ticking fees, agency fees, administrative agent or collateral agent fees, utilization fees, minimum usage fees, letter of credit fees, fronting fees, deal-away or alternate transaction fees, amendment fees, processing fees, term out premiums, banker’s acceptance fees, breakage or other early termination fees or fees similar to the foregoing.

SECTION 13

Miscellaneous

Section 13.1. Amendments, Waivers, and Releases.

~~Section 13.1.~~ Neither this Agreement nor any other Credit Document, nor any terms hereof or thereof, may be amended, supplemented, modified or waived except in accordance with the provisions of this Section 13.1. Except as provided to the contrary under Section 2.14 or 2.15 or the ~~third,~~ fifth, sixth, eighth, ninth~~,~~ and tenth ~~and eleventh~~ paragraphs hereof, and other than with respect to any amendment, modification or waiver contemplated in clause (x)(i), clause (x)(ii), clause (x)(vi), clause (x)(vii), clause (y) or clause (z) below, which, in each case, shall only require the consent of the Lenders or the Administrative Agent, as applicable, as expressly set forth therein and not Required Lenders, the Required Lenders may, or, with the written consent of the Required Lenders, the Administrative Agent and/or the Collateral Agent may, from time to time, (a) enter into with the relevant Credit Party or Credit Parties written amendments, supplements or modifications hereto and to the other Credit

Documents for the purpose of adding any provisions to this Agreement or the other Credit Documents for changing in any manner the rights of the Lenders or of the Credit Parties hereunder or thereunder or for any other purpose or (b) waive in writing, on such terms and conditions as the Required Lenders or the Administrative Agent and/or the Collateral Agent, as the case may be, may specify in such instrument, any of the requirements of this Agreement or the other Credit Documents or any Default or Event of Default and its consequences; provided, however, that each such waiver and each such amendment, supplement or modification shall be effective only in the specific instance and for the specific purpose for which given; and provided, further, that no such waiver and no such amendment, supplement or modification shall:

(x)

(i) forgive or reduce any portion of any Loan or extend the final scheduled maturity date of any Loan or reduce the stated interest rate (it being understood that only the consent of the Required Lenders shall be necessary to waive any obligation of the Borrower to pay interest at the “default rate” or amend Section 2.8(c)), or forgive any portion thereof, or extend the date for the payment of any principal, interest or fee payable hereunder (other than as a result of waiving the applicability of any post-default increase in interest rates), or make any Loan, interest, Fee or other amount payable in any currency other than expressly provided herein, in each case without the written consent of each Lender directly and adversely affected thereby; provided that, in each case for purposes of this clause (x)(i) and clause (y) below, a waiver of any condition precedent in Section 6 of this Agreement, the waiver of any Default, Event of Default, default interest, mandatory prepayment or reductions (in each case with respect to waivers of mandatory prepayments or reductions, except as provided in the immediately succeeding clause (x)(i)(B)), any modification, waiver or amendment to the financial definitions or financial ratios or any component thereof or the waiver of any other covenant shall not constitute an increase of any Commitment of a Lender, a reduction or forgiveness of any portion of any Loan or in the interest rates or the fees or premiums or a postponement of any date scheduled for the payment of principal or interest or an extension of the final maturity of any Loan~~,~~ or the scheduled termination date of any Commitment, or

(ii) consent to the assignment or transfer by the Borrower of its rights and obligations under any Credit Document to which it is a party (except as permitted pursuant to Section 10.3), in each case without the written consent of each Lender directly and adversely affected thereby, or

(iii) amend, modify or waive any provision of Section 12 without the written consent of the then-current Administrative Agent and Collateral Agent in a manner that directly and adversely affects such Person, or

(iv) release all or substantially all of the Guarantors under the Guarantees (except as expressly permitted by the Guarantees, the ABL/Term Loan Intercreditor Agreement, the Junior Lien Intercreditor Agreement, the Pari Intercreditor Agreement, any other intercreditor agreement or arrangement permitted under this Agreement or this Agreement) or release all or substantially all of the Collateral under the Security Documents (except as expressly permitted by the Security Documents, the

ABL/Term Loan Intercreditor Agreement, the Junior Lien Intercreditor Agreement, the Pari Intercreditor Agreement, any other intercreditor agreement or arrangement permitted under this Agreement or this Agreement) without the prior written consent of each Lender, or

(v) reduce the percentages specified in the definitions of the terms Required Lenders or Required Facility Lenders or amend, modify or waive any provision of this Section 13.1 that has the effect of decreasing the number of Lenders that must approve any amendment, modification or waiver, without the written consent of each Lender, or

(vi) amend, waive or otherwise modify any term or provision which directly and adversely affects Lenders under one or more of a given Class of Incremental Revolving Credit Commitments, a given Extension Series of Extended Revolving Credit Commitments or a given Class of Refinancing Revolving Credit Commitments and does not directly affect Lenders under any other Credit Facilities, in each case, without the written consent of the Required Facility Lenders under such applicable Credit Facility or Credit Facilities with respect to a given Class of Incremental Revolving Credit Commitments, a given Extension Series of Extended Revolving Credit Commitments or a given Class of Refinancing Revolving Credit Commitments (and in the case of multiple Credit Facilities which are affected, such Required Facility Lenders shall consent together as one Credit Facility); provided, however, that the waivers described in this clause (vi) shall not require the consent of any Lenders other than the Required Facility Lenders under such Credit Facility or Credit Facilities (it being understood that any amendment to the conditions of effectiveness of New Loan Commitments set forth in Section 2.14 shall be subject to clause (vii) below)), or

(vii) amend, waive or otherwise modify any term or provision (including the availability and conditions to funding under Section 2.14 with respect to New Term Loans and Incremental Revolving Credit Commitments and the rate of interest applicable thereto) which directly affects Lenders of one or more Classes of New Term Loans or Incremental Revolving Credit Commitments and does not directly affect Lenders under any other Credit Facility, in each case, without the written consent of the Required Facility Lenders under such applicable New Term Loans or Incremental Revolving Credit Commitments (and in the case of multiple Credit Facilities which are affected, such Required Facility Lenders shall consent together as one Credit Facility), or

(y) notwithstanding anything to the contrary in clause (x) above (other than the proviso in clause (x)(i)(A)), (i) extend the final expiration date of any Lender’s Commitment or (ii) increase the aggregate amount of the Commitments of any Lender, in each case, without the written consent of such Lender (but no other Lender), or

(z) in connection with an amendment that addresses solely a repricing transaction in which any Class of Commitments and/or Loans is refinanced with a replacement Class of Commitments and/or Loans bearing (or is modified in such a manner such that the resulting Commitments and/or Loans bear) a lower Effective Yield, require the consent of any Lender other than the Lenders holding Commitments and/or Loans subject to such permitted repricing transaction that will continue as Lenders in respect of the repriced Class of Commitments and/or Loans or modified Class of Commitments and/or Loans.

Notwithstanding anything to the contrary herein, (i) no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except (x) that the Commitment of such Lender may not be increased or extended without the consent of such Lender (it being understood that any Commitments or Loans held or deemed held by any Defaulting Lender shall be excluded for a vote of the Lenders hereunder requiring any consent of the Lenders) and (y) for any such amendment, waiver or consent that treats such Defaulting Lender disproportionately and adversely from the other Lenders of the same Class (other than because of its status as a Defaulting Lender)~~.~~, (ii) no Net Short Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder or under any of the Credit Documents and instead shall be deemed to have voted its interest as a Lender as provided below and (iii) no Lender shall seek any advice from any participant with respect to any voting matter that is not subject to any express consent right of such participant under this Agreement.

Notwithstanding anything to the contrary herein, in connection with any determination as to whether the requisite Lenders have (A) consented (or not consented) to any amendment or waiver of any provision of this Agreement or any other Credit Document or any departure by the Borrower or any Restricted Subsidiary therefrom, (B) otherwise acted on any matter related to any Credit Document, or (C) directed or required the Administrative Agent or any Lender to undertake any action (or refrain from taking any action) with respect to or under any Credit Document, any Lender (other than any Lender that is a Regulated Bank) (or any Affiliate of any such Lender (provided that for purposes of this paragraph, Affiliates shall not include Persons that are subject to customary procedures to prevent the sharing of confidential information between such Lender and such Person and such Person is managed having independent fiduciary duties to the investors or other equityholders of such Person)), that, as a result of its (or its Affiliates’) interest in any participation, total return swap, total rate of return swap, credit default swap or other derivative contract (other than any such total return swap, total rate of return swap, credit default swap or other derivative contract entered into pursuant to bona fide market making activities), has a net short position with respect to the Loans and/or Commitments or with respect to any other tranche, class or series of Indebtedness for borrowed money incurred or issued by the Borrower or any of its Restricted Subsidiaries at such time of determination secured by the Collateral on a pari passu or senior basis with the Obligations (including commitments with respect to any revolving credit facility, including the ABL Credit Facility) (each such item of Indebtedness, including the Loan and Commitments, “Specified Indebtedness”) (each, a “Net Short Lender”) shall have no right to vote with respect to any amendment, modification or waiver of this Agreement or any other Credit Documents and shall be deemed to have voted its interest as a Lender without discretion in the same proportion as the allocation of voting with respect to such matter by Lenders who are not Net Short Lenders. For purposes of determining whether a Lender (alone or together with its Affiliates) has a “net short position” on any date of determination: (i) derivative contracts with respect to any Specified Indebtedness and such contracts that are the functional equivalent thereof shall be counted at the notional amount thereof in U.S. Dollars, (ii) notional amounts in other currencies shall be converted to the U.S. Dollar equivalent thereof by such Lender in a commercially reasonable manner consistent with generally accepted financial practices and based on the prevailing conversion rate (determined on a mid-market basis) on the date of determination, (iii) derivative contracts in respect of an index that includes the Borrower or any other Restricted Subsidiary or any instrument issued or guaranteed by the Borrower or any other Restricted Subsidiary shall not be deemed to create a short position with respect to such Specified Indebtedness, so long as (x) such index is not created, designed, administered or requested by such Lender or its Affiliates and (y) the Borrower and the other Restricted Subsidiaries and any instrument issued or guaranteed by the Borrower or the other Restricted Subsidiaries collectively, shall represent less than 5% of the components of such index, (iv) derivative transactions that are documented using either the 2014 ISDA Credit Derivatives Definitions or the 2003 ISDA Credit Derivatives Definitions (collectively, the “ISDA CDS Definitions”) shall be deemed to create a short position with respect to the relevant Specified Indebtedness if such Lender or its Affiliates is a protection buyer or the equivalent thereof for such derivative transaction and (x) the relevant Specified Indebtedness is a “Reference Obligation” under the terms of such derivative transaction (whether specified by name in the related documentation, included as a “Standard Reference Obligation” on the most recent list published by Markit, if “Standard Reference Obligation” is specified as applicable in the relevant documentation or in any other manner), (y) the relevant Specified Indebtedness would be a “Deliverable Obligation” under the terms of such derivative transaction or (z) the Borrower or any other Restricted Subsidiary is designated as a “Reference Entity” under the terms of such derivative transactions, and (v) credit derivative transactions or other derivatives transactions not documented using the ISDA CDS Definitions shall be deemed to create a short position with respect to the Loans and/or Commitments if such transactions are functionally equivalent to a transaction that offers the Lender protection in respect of the Loans or the Commitments, or as to the credit quality of any of the Borrower or other Credit Parties and (vi) any participation of a Loan shall be deemed to reduce the exposure to the underlying Loan on a dollar-for-dollar basis other than, in each case, as part of an index so long as (x) such index is not created, designed, administered or requested by such Lender and (y) the Borrower and other Credit Parties and any instrument issued or guaranteed by any of the Borrower or other Credit Parties, collectively, shall represent less than 5% of the components of such index. In connection with any such determination, each Lender shall promptly notify the Administrative Agent in writing that it is a Net Short Lender, or shall otherwise be deemed to have represented and warranted to the Borrower and the Administrative Agent that it is not a Net Short Lender (it being understood and agreed that the Borrower and the Administrative Agent shall be entitled to rely on each such representation and deemed representation).

Any such waiver and any such amendment, supplement or modification shall apply equally to each of the affected Lenders and shall be binding upon Holdings, the Borrower, such Lenders, the Administrative Agent, the Collateral Agent and all future holders of the affected Loans. In the case of any waiver, Holdings, the Borrower, the Lenders, the Administrative Agent and the Collateral Agent shall be restored to their former positions and rights hereunder and under the other Credit Documents, and any Default or Event of Default waived shall be deemed to be cured and not continuing, it being understood that no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon. In connection with the foregoing provisions, the Administrative Agent may, but shall have no obligations to, with the concurrence of any Lender, execute amendments, modifications, waivers or consents on behalf of such Lender.

Notwithstanding the foregoing, in addition to any credit extensions and related ~~Joinder Agreement~~Incremental Amendment(s), Extension Amendment(s) and Refinancing

Amendment(s) effectuated without the consent of Lenders in accordance with Section 2.14, this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent, Holdings and the Borrower (a) to add one or more additional credit facilities to this Agreement and to permit the extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Credit Documents with the Term Loans and the Revolving Loans and the accrued interest and fees in respect thereof and (b) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders and other definitions related to such new Term Loans and Revolving Loans.

In addition, notwithstanding the foregoing, this Agreement may be amended with the written consent of the Administrative Agent, Holdings, the Borrower and the Lenders providing the relevant Replacement Term Loans to permit the refinancing of all outstanding Term Loans of any Class (“Refinanced Term Loans”) with a replacement term loan tranche (“Replacement Term Loans”) hereunder; provided that (a) the aggregate principal amount of such Replacement Term Loans shall not exceed the aggregate principal amount of such Refinanced Term Loans (plus an amount equal to all accrued but unpaid interest, fees, premiums, and expenses incurred in connection therewith (including original issue discount, upfront fees and similar items)), (b) ~~[reserved]~~the Maturity Date of such Replacement Term Loans shall not be earlier than the Maturity Date of such Refinanced Term Loans at the time of such refinancing, (c) the Weighted Average Life to Maturity of such Replacement Term Loans shall not be shorter than the Weighted Average Life to Maturity of such Refinanced Term Loans at the time of such refinancing, and (d) the covenants, events of default and guarantees shall not be materially more restrictive to the Borrower (as determined in good faith by the Borrower), when taken as a whole, than the terms of the Refinanced Term Loans (except for (1) covenants or other provisions applicable only to periods after the Maturity Date (as of the date of the refinancing) of such Class of Refinanced Term Loans and (2) pricing, fees, rate floors, premiums, optional prepayment or redemption terms) unless the Lenders under the other Classes of Term Loans existing on the refinancing date (other than the Refinanced Term Loans), receive the benefit of such more restrictive terms.

The Lenders hereby irrevocably agree that the Liens granted to the Collateral Agent by the Credit Parties on any Collateral shall be automatically released (i) in full, upon the termination of this Agreement and the payment of all Obligations hereunder (except for Secured Cash Management Obligations, Secured Bank Product Obligations, Secured Hedge Obligations and contingent obligations in respect of which a claim has not yet been made), (ii) upon the sale or other disposition of such Collateral (including as part of or in connection with any other sale or other disposition permitted hereunder) to any Person other than another Credit Party, to the extent such sale or other disposition is made in compliance with the terms of this Agreement (and the Collateral Agent may rely conclusively on a certificate to that effect provided to it by any Credit Party upon its reasonable request without further inquiry), (iii) to the extent such Collateral is comprised of property leased to a Credit Party, upon termination or expiration of such lease, (iv) if the release of such Lien is approved, authorized or ratified in writing by the Required Lenders (or such other percentage of the Lenders whose consent may be required in accordance with this Section 13.1), (v) to the extent the property constituting such Collateral is owned by any Guarantor, upon the release of such Guarantor from its obligations under the applicable Guarantee (in accordance with the second following sentence), (vi) as required to effect any sale or other disposition of Collateral in connection with any exercise of remedies of the Collateral Agent pursuant to the Security Documents, and (vii) if such assets constitute Excluded Property or Excluded Stock and Stock Equivalents. Any such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those being released) upon (or obligations (other than those being released) of the Credit Parties in respect of) all interests retained by the Credit Parties, including the proceeds of any sale, all of which shall continue to constitute part of the Collateral except to the extent otherwise released in accordance with the provisions of the Credit Documents. Additionally, the Lenders hereby irrevocably agree that any Restricted Subsidiary that is a Guarantor shall be released from the Guarantees upon consummation of any transaction not prohibited by this Agreement resulting in such Subsidiary ceasing to constitute a Restricted Subsidiary or upon becoming an Excluded Subsidiary (subject to the last sentence of the definition thereof). The Lenders hereby authorize the Administrative Agent and the Collateral Agent, as applicable, to, and the Administrative Agent and the Collateral Agent agree to, execute and deliver any instruments, documents, and agreements necessary or desirable or reasonably requested by the Borrower to evidence and confirm the release of any Guarantor or Collateral pursuant to the foregoing provisions of this paragraph, all without the further consent or joinder of any Lender.

Notwithstanding anything herein to the contrary, the Credit Documents may be amended to (i) add syndication or documentation agents and make customary changes and references related thereto and (ii) if applicable, add or modify “parallel debt” language in any jurisdiction in favor of the Collateral Agent or add Collateral Agents, in each case under (i) and (ii), with the consent of only the Borrower and the Administrative Agent, and in the case of clause (ii), the Collateral Agent.

Notwithstanding anything in this Agreement (including, without limitation, this Section 13.1) or any other Credit Document to the contrary, (i) this Agreement and the other Credit Documents may be amended to effect an incremental facility, refinancing facility or extension facility pursuant to Section 2.14 (and the Administrative Agent and the Borrower may effect such amendments to this Agreement and the other Credit Documents without the consent of any other party as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the terms of any such incremental facility, refinancing facility or extension facility); (ii) no Lender consent is required to effect any amendment or supplement to the ABL/Term Loan Intercreditor Agreement, the Junior Lien Intercreditor Agreement, the Pari Intercreditor Agreement or other intercreditor agreement or arrangement permitted under this Agreement that is for the purpose of adding the holders of any Indebtedness as expressly contemplated by the terms of the ABL/Term Loan Intercreditor Agreement, the Junior Lien Intercreditor Agreement, the Pari Intercreditor Agreement or such other intercreditor agreement or arrangement permitted under this Agreement, as applicable (it being understood that any such amendment or supplement may make such other changes to the applicable intercreditor agreement as, in the good faith determination of the Administrative Agent in consultation with the Borrower, are required to effectuate the foregoing; provided that such other changes are not adverse, in any material respect, to the interests of the Lenders taken as a whole); provided, further, that no such agreement shall amend, modify or otherwise directly and adversely affect the rights or duties of the Administrative Agent hereunder or under any other Credit Document without the prior written consent of the Administrative Agent; (iii) any provision of this Agreement or any other Credit Document (including, for the avoidance of doubt, any exhibit, schedule or other attachment to any Credit Document) may be amended by an agreement in writing entered into by the Borrower and the Administrative Agent to (x) cure any ambiguity, omission, mistake, defect or inconsistency (as reasonably determined by the Administrative Agent and the Borrower) and (y) to effect administrative changes of a technical or immaterial nature and such amendment shall be deemed approved by the Lenders if the Lenders shall have received at least five Business Days’ prior written notice of such change and the Administrative Agent shall not have received, within five Business Days of the date of such notice to the Lenders, a written notice from the Required Lenders stating that the Required Lenders object to such amendment; and (iv) guarantees, collateral documents and related documents executed by the Credit Parties in connection with this Agreement may be in a form reasonably determined by the Administrative Agent and may be, together with any other Credit Document, entered into, amended, supplemented or waived, without the consent of any other Person, by the applicable Credit Party or Credit Parties and the Administrative Agent or the Collateral Agent in its or their respective sole discretion, to (A) effect the granting, perfection, protection, expansion or enhancement of any security interest in any Collateral or additional property to become Collateral for the benefit of the Secured Parties, (B) as required by local law or advice of counsel to give effect to, or protect any security interest for the benefit of the Secured Parties, in any property or so that the security interests therein comply with applicable Requirements of Law, or (C) to cure ambiguities, omissions, mistakes or defects (as reasonably determined by the Administrative Agent and the Borrower) or to cause such guarantee, collateral security document or other document to be consistent with this Agreement and the other Credit Documents.

Notwithstanding anything in this Agreement or any Security Document to the contrary, the Administrative Agent may, in its sole discretion, grant extensions of time for the satisfaction of any of the requirements under Sections 9.9, 9.10 and 9.12 or any Security Documents in respect of any particular Collateral or any particular Subsidiary if it determines that the satisfaction thereof with respect to such Collateral or such Subsidiary cannot be accomplished without undue expense or unreasonable effort or due to factors beyond the control of Holdings, the Borrower and the Restricted Subsidiaries by the time or times at which it would otherwise be required to be satisfied under this Agreement or any Security Document.

Section 13.2. Notices. Unless otherwise expressly provided herein, all notices and other communications provided for hereunder or under any other Credit Document shall be in writing (including by facsimile or other electronic transmission). All such written notices shall be mailed, faxed or delivered to the applicable address, facsimile number or electronic mail address, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(a) if to Holdings, the Borrower, the Administrative Agent or the Collateral Agent, to the address, facsimile number, electronic mail address or telephone number specified for such Person on Schedule 13.2 or to such other address, facsimile number, electronic mail address or telephone number as shall be designated by such party in a notice to the other parties; and

(b) if to any other Lender, to the address, facsimile number, electronic mail address or telephone number specified in its Administrative Questionnaire or to such other address, facsimile number, electronic mail address or telephone number as shall be designated by such party in a notice to Holdings, the Borrower, the Administrative Agent and the Collateral Agent.

All such notices and other communications shall be deemed to be given or made upon the earlier to occur of (i) actual receipt by the relevant party hereto and (ii) (A) if delivered by hand or by courier, when signed for by or on behalf of the relevant party hereto; (B) if delivered by mail, three Business Days after deposit in the mails, postage prepaid; (C) if delivered by facsimile, when sent and receipt has been confirmed by telephone; and (D) if delivered by electronic mail, when delivered; provided that notices and other communications to the Administrative Agent or the Lenders pursuant to Sections 2.3, 2.6, 2.9, 4.2 and 5.1 shall not be effective until received.

Section 13.3. No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of the Administrative Agent, the Collateral Agent or any Lender, any right, remedy, power or privilege hereunder or under the other Credit Documents shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers, and privileges provided by law.

Section 13.4. Survival of Representations and Warranties. All representations and warranties made hereunder, in the other Credit Documents and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the making of the Loans hereunder.

Section 13.5. Payment of Expenses; Indemnification.

The Borrower agrees (a) to pay or reimburse the Agents for all their reasonable and documented out-of-pocket costs and expenses (without duplication) incurred in connection with the preparation and execution and delivery of, and any amendment, supplement, waiver or modification to, this Agreement and the other Credit Documents and any other documents prepared in connection herewith or therewith, and the consummation and administration of the transactions contemplated hereby and thereby (limited (i) in the case of legal fees and expenses, to the reasonable documented fees, disbursements and other charges of Latham & Watkins LLP (or such other counsel as may be agreed by the Administrative Agent and the Borrower) and, if reasonably necessary, of a single firm of local counsel in each relevant jurisdiction, excluding in all cases allocated costs of in-house counsel, and (ii) in the case of fees and expenses related to any other advisor or consultant, solely to the extent the Borrower has consented to the retention or engagement of such Person), (b) to pay or reimburse each Agent for all its reasonable and documented out-of-pocket costs and expenses incurred in connection with the enforcement or preservation of any rights under this Agreement, the other Credit Documents and any other documents delivered in connection herewith or therewith upon the occurrence and during the continuance of an Event of Default (limited, in the case of legal fees and expenses of the Agents and the Lenders (taken as a whole), to the reasonable documented fees, disbursements and other charges of Latham & Watkins LLP (or such other counsel as may be agreed by the Administrative Agent and the Borrower) and (x) if reasonably necessary, of a single firm of local counsel in each relevant jurisdiction and (y) if there is an actual conflict of interest, one additional counsel for the affected similarly situated (taken as a whole) Persons), in each case excluding in all cases allocated costs of in-house counsel, and (c) to pay, indemnify, and hold harmless each Lender, each Agent and their respective Affiliates, directors, officers, members, controlling persons, employees, trustees, investment advisors, and agents and successors of the foregoing (in each case, excluding any Excluded Affiliate, the “Indemnified Persons”) from and against any and all actual losses, damages, claims, expenses or liabilities of any kind or nature whatsoever (limited (i) in the case of legal fees and expenses, to the reasonable and documented fees, disbursements, and other charges of one primary counsel and, if reasonably necessary, one local counsel in each relevant jurisdiction for all such Indemnified Persons (taken as a whole) and, if there is an actual conflict of interest, one additional counsel for the affected Indemnified Persons similarly situated (taken as a whole), in each case excluding in all cases allocated costs of in-house counsel, and (ii) in the case of fees and expenses related to any other advisor or consultant, solely to the extent the Borrower has consented to the retention or engagement of such Person in writing), in each case to the extent arising out of or relating to any claim, litigation or other proceeding, regardless whether any such Indemnified Person is a party thereto or whether such claim, litigation or other proceeding is brought by a third party or by the Borrower or any of its Affiliates, that is related to the execution, delivery, enforcement, performance, and administration of this Agreement, the other Credit Documents and other documents delivered in connection herewith or therewith or the use of proceeds of any Credit Facility (all the foregoing in this clause (c), collectively, the “Indemnified Liabilities”); provided that the Borrower shall have no obligation hereunder to any Indemnified Person with respect to Indemnified Liabilities (i) resulting from disputes between and among any Indemnified Persons (or any of such Indemnified Person’s Affiliates or any of its or their respective officers, directors, employees, agents, controlling persons, members or the successors of any of the foregoing) that does not involve an act or omission by the Borrower or any of its Subsidiaries (other than any claims against the Administrative Agent, the Collateral Agent, any Joint Lead Arranger or any Joint Bookrunner in their respective capacities as such, subject to the immediately succeeding clause (ii)), (ii) to the extent it has been determined by a final non-appealable judgment of a court of competent jurisdiction to have resulted from (x) the gross negligence, bad faith or willful misconduct of such Indemnified Person (or any of such Indemnified Person’s Affiliates or any of its or their respective officers, directors, employees, agents, controlling persons, members or the successors of any of the foregoing) or (y) a material breach of any Credit Document by such Indemnified Person (or any of such Indemnified Person’s Affiliates or any of its or their respective officers, directors, employees, agents, controlling persons, members or the successors of any of the foregoing) or (iii) in its capacity as a financial advisor to the Borrower and any of its Subsidiaries in connection with the Transactions. No Person entitled to indemnification under Section 13.5(c) and no other Person party to this Agreement shall be liable (1) for any damages to any other Indemnified Person or party hereto arising from the use by others of any information or other materials obtained through IntraLinks or other similar information transmission systems in connection with this Agreement except to the extent that such damage resulted from bad faith, willful misconduct or gross negligence of such Indemnified Person, such other Person or any of such Indemnified Person’s or such other Person’s Affiliates or any of its or their respective officers, directors, employees, agents, controlling persons, members or the successors of any of the foregoing or (2) for any special, punitive, indirect or consequential damages relating to this Agreement or any other Credit Document or arising out of its activities in connection herewith or therewith (whether before or after the ~~Fourth~~Seventh Amendment Effective Date); provided that this clause (2) shall not limit the Borrower’s indemnity or reimbursement obligations to the extent such special, punitive, indirect or consequential damages are included in any claim by a third party with respect to which the applicable Indemnified Person is entitled to indemnification in accordance with Section 13.5(c). All amounts due under this Section 13.5 shall be paid within thirty (30) days after written demand therefor (together with backup documentation supporting such reimbursement request); provided, however, that an Indemnified Person shall promptly refund any amount to the extent that there is a final judicial or arbitral determination that such Indemnified Person was not entitled to indemnification rights with respect to such payment pursuant to this Section 13.5.

The Borrower shall not be liable for any settlement of any proceeding effected without the Borrower’s written consent (which consent shall not be unreasonably withheld or delayed), but if settled with the Borrower’s written consent or if there is a final and non-appealable judgment by a court of competent jurisdiction for the plaintiff in any such proceeding, the Borrower agrees to indemnify and hold harmless each Indemnified Person from and against any and all actual losses, damages, claims, liabilities, and reasonable and documented legal or other out-of-pocket expenses by reason of such settlement or judgment in accordance with, and to the extent provided in, the other provisions of this Section 13.5.

Holdings, the Borrower and their respective Subsidiaries shall not, without the prior written consent of any Indemnified Person (which consent shall not be unreasonably withheld or delayed), effect any settlement of any pending or threatened proceedings in respect of which indemnity could have been sought hereunder by such Indemnified Person unless such settlement (i) includes an unconditional release of such Indemnified Person in form and substance reasonably satisfactory to such Indemnified Person from all liability or claims that are the subject matter of such proceedings and (ii) does not include any statement as to or any admission of fault, culpability, wrongdoing or a failure to act by or on behalf of any Indemnified Person.

Each Indemnified Person, by its acceptance of the benefits of this Section 13.5, agrees to refund and return any and all amounts paid by the Borrower to it if, pursuant to limitations on indemnification set forth in this Section 13.5, such Indemnified Person was not entitled to receipt of such amounts.

The agreements in this Section 13.5 shall survive repayment of the Loans and all other amounts payable hereunder. This Section 13.5 shall not apply with respect to Taxes, other than any Taxes that represent liabilities, obligations, losses, damages, penalties, judgments, costs, expenses, or disbursements, etc., arising from any non-Tax claim.

Section 13.6. Successors and Assigns; Participations and Assignments.

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) except as expressly permitted by Section 10.3, the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section 13.6.

Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants (to the extent provided in clause (c) of this Section 13.6) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the Collateral Agent and the Lenders and each other Person entitled to indemnification under Section 13.5) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) (i) Subject to the conditions set forth in clause (b)(ii) below and Section 13.7 and subject to the Assignment/Participation Limitations, any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Loans of any Class at the time owing to it) with the prior written consent ~~(in each case~~, such consent not to be unreasonably withheld or delayed~~; it being understood~~ (provided that, without limitation, the Borrower shall have the right to withhold or delay its consent to any assignment ~~if,~~(whether or not reasonable) (x) in order for such assignment to comply with applicable law~~,~~ or if the Borrower would be required to obtain the consent of, or make any filing or registration with, any Governmental Authority ~~or~~, (y) if such assignment is to a Disqualified Lender~~) of:~~ (or to a Person that is not a Disqualified Lender but is known by the Borrower to be an Affiliate of a Disqualified Lender regardless of whether such person is identifiable as an Affiliate of a Disqualified Lender on the basis of such Affiliate’s name or otherwise) or (z) of Term Loans to any Person (including any Person that manages or advises funds) that invests (or who has any Affiliates that invest) directly or indirectly in distressed debt, “special situations” or “opportunities”) of:

(A) the Borrower; provided that no consent of the Borrower shall be required for (1) an assignment of Term Loans to (X) a Lender, (Y) an Affiliate of a Lender, or (Z) an Approved Fund or (2) an assignment of Loans or Commitments to any assignee if an Event of Default under Section 11.1 or Section 11.5 (with respect to the Borrower) has occurred and is continuing; and

(B) the Administrative Agent; provided that no consent of the Administrative Agent shall be required for an assignment of any Commitment or Loan to a Lender, an Affiliate of a Lender, an Approved Fund or, in the case of any Term Loan, Holdings and its Subsidiaries or an Affiliated Lender.

Notwithstanding the foregoing, no such assignment shall be made to a (i) natural Person, Excluded Affiliate, Disqualified Lender or Defaulting Lender and (ii) with respect to any Revolving Credit Commitments or Revolving Loans, Holdings, the Borrower or any of its Subsidiaries or any Affiliated Lender (other than a Bona Fide Debt Fund). For the avoidance of doubt, the Administrative Agent shall have no obligation with respect to, and shall bear no responsibility or liability for, the monitoring or enforcing of the list of Persons who are Disqualified Lenders (or any provisions relating thereto) at any time.

(ii) Assignments shall be subject to the following additional conditions:

(A) except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Commitment or Loans of any Class, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than U.S.$2,500,000 in the case of Revolving Credit Commitments and U.S.$1,000,000 in the case of Term Loans, unless each of the Borrower and the Administrative Agent otherwise consents (which consents shall not be unreasonably withheld or delayed); provided that no such consent of the Borrower shall be required if an Event of Default under Section 11.1 or Section 11.5 (with respect to any Credit Party) has occurred and is continuing; provided, further, that contemporaneous assignments by a Lender and its Affiliates or Approved Funds shall be aggregated for purposes of meeting the minimum assignment amount requirements stated above (and simultaneous assignments to or by two or more Related Funds shall be treated as one assignment), if any;

(B) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement; provided that this clause (B) shall not be construed to prohibit the assignment of a proportionate part of all the assigning Lender’s rights and obligations in respect of one Class of Commitments or Loans;

(C) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance via an electronic settlement system or other method reasonably acceptable to the Administrative Agent, together with a processing and recordation fee in the amount of U.S.$3,500; provided that the Administrative Agent may, in its sole discretion, elect to waive or reduce such processing and recordation fee in the case of any assignment; provided, further, that such recordation fee shall not be payable in the case of assignments by any Affiliate of any Joint Lead Arranger or any Joint Bookrunner;

(D) the assignee, if it was not a Lender prior to such assignment, shall deliver to the Administrative Agent an administrative questionnaire in a form approved by the Administrative Agent and the Borrower (the “Administrative Questionnaire”) and applicable tax forms (as required under Section 5.4(e)); and

(E) any assignment to the Borrower, any Subsidiary or an Affiliated Lender (other than a Bona Fide Debt Fund) shall also be subject to the requirements of Section 13.6(h).

For the avoidance of doubt, the Administrative Agent shall have no obligation with respect to, and shall bear no responsibility or liability for, the tracking or monitoring of assignments to or participations by any Affiliated Lender.

(iii) Subject to acceptance and recording thereof pursuant to clause (b)(v) of this Section 13.6 from and after the effective date specified in each

Assignment and Acceptance, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations (other than under Section 13.16) under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.10, ~~2.11,~~ 5.4 and 13.5). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 13.6 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with clause (c) of this Section 13.6. For the avoidance of doubt, in case of an assignment to a new Lender pursuant to this Section 13.6, (i) the Administrative Agent, the new Lender and other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the new Lender been an original Lender signatory to this Agreement with the rights and/or obligations acquired or assumed by it as a result of the assignment and to the extent of the assignment the assigning Lender shall ~~each~~ be released from further obligations under the Credit Documents and (ii) the benefit of each Security Document shall be maintained in favor of the new Lender.

(iv) The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at the Administrative Agent’s Office a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amount of the Loans (and stated interest amounts) owing to each Lender pursuant to the terms hereof from time to time (the “Register”). Further, the Register shall contain the name and address of the Administrative Agent and the lending office through which each such Person acts under this Agreement. Notwithstanding anything to the contrary herein, the entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Administrative Agent, the Collateral Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower, the Collateral Agent, the Administrative Agent and its Affiliates and, with respect to itself, any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(v) Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire and applicable tax forms (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in Section 13.6(b)(ii)(C) and any written consent to such assignment required by Section 13.6(b)(i), the Administrative Agent shall promptly accept such Assignment and Acceptance and record the information contained therein in the Register. No assignment, whether or not evidenced by a promissory note, shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this clause (b)(v).

(c) (i) ~~Any~~Subject to the Assignment/Participation Limitations, any Lender may, without the consent of the Borrower or the Administrative Agent, sell participations to one or more banks or other entities (other than (x) the Borrower and its Subsidiaries, and (y) any Disqualified Lender provided, ~~however, that, notwithstanding clause (y) hereof, participations may be sold to Disqualified Lenders unless a list of Disqualified Lenders pursuant to clause (i) or (ii) of the definition thereof has been made available to all Lenders who so request~~that the Administrative Agent may confirm, verbally upon request of any Lender, whether any potential participant is a Disqualified Lender (provided that such Lender agrees to keep such identity confidential) (each, a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans owing to it); provided that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (C) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. For the avoidance of doubt, the Administrative Agent shall (x) have no obligation to, and shall bear no responsibility or liability for, ascertaining, monitoring or inquiring as to whether any Lender is a Net Short Lender and (y) have no obligation with respect to, and shall bear no responsibility or liability for, the monitoring or enforcing of the list of Disqualified Lenders with respect to the sales of participations at any time. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to (I) enforce this Agreement and (II) approve any amendment, modification or waiver of any provision of this Agreement or any other Credit Document; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in clauses (x)(i) and (x)(iv) of the second proviso to Section 13.1 that directly and adversely affects such Participant. Subject to clause (c)(ii) of this Section 13.6, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.10~~, 2.11~~ and 5.4 to the same extent as if it were a Lender (subject to the limitations and requirements of those Sections as though it were a Lender and had acquired its interest by assignment pursuant to clause (b) of this Section 13.6, including the requirements of clause (e) of Section 5.4) (it being agreed that any documentation required under Section 5.4(e) shall be provided to the participating Lender, and if additional amounts are required to be paid pursuant to Section 5.4, to the Borrower and the Administrative Agent). To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 13.8(b) as though it were a Lender; provided such Participant shall be subject to Section 13.8(a) as though it were a Lender.

(ii) A participant shall not be entitled to receive any greater payment under Section 2.10~~, 2.11~~ or 5.4 than the applicable Lender would have been entitled to receive absent the sale of the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent (which consent may be withheld in the Borrower’s sole discretion). Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest amounts) of each Participant’s interest in the Loans or other obligations under this Agreement (the “Participant Register”). The entries in the Participant Register shall be conclusive, absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. No Lender shall have any obligation to disclose all or any portion of the Participant Register to any Person (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans or its other obligations under any Credit Document) except to the extent that such disclosure is necessary to establish that such commitment, loan or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations or as is otherwise required by law.

(d) Any Lender may, without the consent of the Borrower or the Administrative Agent, at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section 13.6 shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(e) Subject to Section 13.16, the Borrower authorizes each Lender to disclose to any Participant, secured creditor of such Lender or assignee (each, a “Transferee”) and any prospective Transferee any and all financial information in such Lender’s possession concerning the Borrower and its Affiliates that has been delivered to such Lender by or on behalf of the Borrower and its Affiliates pursuant to this Agreement or that has been delivered to such Lender by or on behalf of the Borrower and its Affiliates in connection with such Lender’s credit evaluation of the Borrower and its Affiliates prior to becoming a party to this Agreement.

(f) The words “execution”, “signed”, “signature” and words of like import in any Assignment and Acceptance shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

(g) SPV Lender. Notwithstanding anything to the contrary contained herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle (an “SPV”), identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Borrower, the option to provide to the Borrower all or any part of any Loan that such Granting Lender would otherwise be obligated to make the Borrower pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPV to make any Loan and (ii) if an SPV elects not to exercise such option or otherwise fails to provide all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof. The making of a Loan by an SPV hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender. Each party hereto hereby agrees that no SPV shall be liable for any indemnity or similar payment obligation under this Agreement (all liability for which shall remain with the Granting Lender). In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior indebtedness of any SPV, it shall not institute against, or join any other Person in instituting against, such SPV any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings under the laws of Canada, the United States or any State or province thereof. In addition, notwithstanding anything to the contrary contained in this Section 13.6, any SPV may (i) with notice to, but without the prior written consent of, the Borrower and the Administrative Agent and without paying any processing fee therefor, assign all or a portion of its interests in any Loans to the Granting Lender or to any financial institutions (consented to by the Borrower and the Administrative Agent) other than a Disqualified Lender providing liquidity and/or credit support to or for the account of such SPV to support the funding or maintenance of Loans and (ii) subject to Section 13.16, disclose on a confidential basis any non-public information relating to its Loans to any rating agency, commercial paper dealer or provider of any surety, guarantee or credit or liquidity enhancement to such SPV. This Section 13.6(g) may not be amended without the written consent of the SPV. Notwithstanding anything to the contrary in this Agreement but subject to the following sentence, each SPV shall be entitled to the benefits of Sections 2.10~~, 2.11~~ and 5.4 to the same extent as if it were a Lender (subject to the limitations and requirements of those Sections as though it were a Lender and had acquired its interest by assignment pursuant to clause (b) of this Section 13.6, including the requirements of clause (e) of Section 5.4 (it being agreed that any documentation required under Section 5.4(e) shall be provided to the Granting Lender)). Notwithstanding the prior sentence, an SPV shall not be entitled to receive any greater payment under Section 2.10~~, 2.11~~ or 5.4 than its Granting Lender would have been entitled to receive absent the grant to such SPV, unless such grant to such SPV is made with the Borrower’s prior written consent (which consent shall not be unreasonably withheld). If a Granting Lender grants an option to an SPV as described herein and such grant is not reflected in the Register, the Granting Lender shall maintain a separate register on which it records the name and address of each SPV and the principal amounts (and related interest) of each SPV’s interest with respect to the Loans, Commitments or other interests hereunder, which entries shall be conclusive absent manifest error; provided, further, that no Lender shall have any obligation to disclose any portion of such register to any Person except to the extent disclosure is necessary to establish that the Loans, Commitments or other interests hereunder are in registered form for United States federal income tax purposes (or as is otherwise required by law).

(h) Notwithstanding anything to the contrary contained herein, (x) any Lender may, at any time, assign all or a portion of its rights and obligations under this Agreement in respect of its Term Loans to Holdings, the Borrower, any Subsidiary or an Affiliated Lender and (y) Holdings, the Borrower and any Subsidiary may, from time to time, purchase or prepay Term Loans, in each case, on a non-pro rata basis through (1) private negotiations, (2) Dutch auction procedures open to all applicable Lenders on a pro rata basis in accordance with customary procedures to be agreed between the Borrower and the Auction Agent or (~~2~~3) ~~open market~~any other pro rata or non pro rata purchases; provided that:

(i) any Loans or Commitments acquired by Holdings, the Borrower or any Subsidiary shall be retired and cancelled to the extent permitted by applicable law as determined in good faith by the Borrower or its advisors (and any such Loans not cancelled shall be subject to the voting and other restrictions applicable to Affiliated Lenders);

(ii) by its acquisition of Loans or Commitments, an Affiliated Lender shall be deemed to have acknowledged and agreed that:

(A) it shall not have any right to (x) attend or participate in (including, in each case, by telephone) any meeting (including “Lender only” meetings) or discussions (or portion thereof) among the Administrative Agent or any Lender to which representatives of the Borrower are not then present, (y) receive any information or material prepared by the Administrative Agent or any Lender or any communication by or among the Administrative Agent and one or more Lenders or any other material which is “Lender only”, except to the extent such information or materials have been made available to the Borrower or its representatives (and in any case, other than the right to receive notices of prepayments and other administrative notices in respect of its Loans required to be delivered to Lenders pursuant to Section 2) or receive any advice of counsel to the Administrative Agent or (z) make any challenge to the Administrative Agent’s or any other Lender’s attorney-client privilege on the basis of its status as a Lender; and

(B) except with respect to any amendment, modification, waiver, consent or other action (I) in Section 13.1 requiring the consent of all Lenders, all Lenders directly and adversely affected or specifically such Lender, (II) that alters an Affiliated Lender’s pro rata share of any payments given to all Lenders, or (III) affects the Affiliated Lender (in its capacity as a Lender) in a manner that is disproportionate to the effect on any Lender in the same Class, the Loans held by an Affiliated Lender shall be disregarded in both the numerator and denominator in the calculation of any Lender vote (and, in the case of a plan of reorganization that does not affect the Affiliated Lender in a manner that is materially adverse to such Affiliated Lender relative to other Lenders, shall be deemed to have voted its interest in the Term Loans in the same proportion as the other Lenders in the same Class) (and shall be deemed to have been voted in the same percentage as all other applicable Lenders voted if necessary to give legal effect to this paragraph) (but, in any event, in connection with any amendment, modification, waiver, consent or other action, shall be entitled to any consent fee, calculated as if all of such Affiliated Lender’s Loans had voted in favor of any matter for which a consent fee or similar payment is offered);

(iii) no such acquisition by an Affiliated Lender shall be permitted if, after giving effect to such acquisition, the aggregate principal amount of Term Loans held by Affiliated Lenders would exceed 25% of the aggregate principal amount of all Term Loans outstanding at the time of such purchase; provided that to the extent any assignment to an Affiliated Lender would result in the aggregate principal amount of all Loans held by Affiliated Lenders exceeding such 25% threshold at the time of such purchase, the purchase of such excess amount will be void ab initio;

(iv) any such Loans acquired by an Affiliated Lender may, with the consent of the Borrower, be (but shall not be required to be) contributed to the Borrower (whether through any of its direct or indirect parent entities or otherwise) and exchanged for debt or equity securities of the Borrower or such parent entity that are otherwise permitted to be issued by such entity at such time (and such Loans or Commitments contributed to the Borrower shall be retired and cancelled to the extent permitted by applicable law as determined in good faith by the Borrower or its advisors (and any such Loans not cancelled shall be subject to the voting and other restrictions applicable to Affiliated Lenders));

(v) no assignment of Term Loans to Holdings, the Borrower or any Subsidiary (i) may be purchased with the proceeds of any Revolving Loans or ABL Loans or (ii) may occur while an Event of Default under Section 11.1 or Section 11.5 has occurred and is continuing hereunder;

(vi) in connection with each assignment pursuant to this Section 13.6(h), none of Holdings, the Borrower, any Subsidiary or an Affiliated Lender purchasing any Lender’s Term Loans shall be required to make a representation that it is not in possession of MNPI with respect to the Borrower and its Subsidiaries or their respective securities, and all parties to such transaction may render customary “big boy” letters to each other (or to the Auction Agent, if applicable); and

(vii) in the case of any Term Loans (A) acquired by, or contributed to, Holdings, the Borrower or any Subsidiary thereof and (B) cancelled and retired in accordance with this Section 13.6(h), (1) the aggregate outstanding principal amount of the Term Loans of the applicable Class shall be deemed reduced by the full par value of the aggregate principal amount of such Term Loans acquired by, or contributed to, Holdings, the Borrower or such Subsidiary and (2) any scheduled principal repayment installments with respect to the Term Loans of such Class occurring pursuant to Sections 2.5(b) through (c), as applicable, prior to the final maturity date for Term Loans of such Class, shall be reduced pro rata by the par value of the aggregate principal amount of Term Loans so purchased or contributed (and subsequently cancelled and retired), with such reduction being applied solely to the remaining Term Loans of the Lenders which sold or contributed such Term Loans.

For avoidance of doubt, the foregoing limitations in Section 13.6(h) shall not be applicable to Bona Fide Debt Funds. Each Lender that sells its Term Loans pursuant to this Section 13.6 acknowledges and agrees that (i) the Affiliated Lenders may come into possession of additional information regarding the Loans or the Credit Parties at any time after a repurchase has been consummated pursuant to an auction hereunder that was not known to such Lender or the Affiliated Lenders at the time such repurchase was consummated and that, when taken together with information that was known to the Affiliated Lenders at the time such repurchase was consummated, may be information that would have been material to such Lender’s decision to enter into an assignment of such Term Loans hereunder (“Excluded Information”), (ii) such Lender will independently make its own analysis and determination to enter into an assignment of its Loans and to consummate the transactions contemplated by an auction notwithstanding such Lender’s lack of knowledge of Excluded Information and (iii) none of the Sponsors or any of their respective Affiliates, or any other Person, shall have any liability to such Lender with respect to the nondisclosure of the Excluded Information.

Section 13.7. Replacements of Lenders Under Certain Circumstances.

(a) The Borrower shall be permitted (x) to replace any Lender or (y) terminate the Commitment of such Lender and repay all Obligations of the Borrower due and owing to such Lender relating to the Loans and participations held by such Lender as of such termination date that (I) requests reimbursement for amounts owing pursuant to Section 2.10 or 5.4, (II) is affected in the manner described in Section 2.10(a)(iii) and as a result thereof any of the actions described in such Section is required to be taken, (III) is or becomes a Disqualified Lender or a Defaulting Lender or (IV) refuses to make an Extension Election pursuant to Section 2.14, with a replacement bank, other financial institution or other Person (other than a natural Person or a Disqualified Lender); provided that, solely in the case of the foregoing clause (x), (i) such replacement does not conflict with any Requirement of Law, (ii) the Borrower shall repay (or the replacement bank, other financial institution or other Person (other than a natural Person or a Disqualified Lender) shall purchase, at par (or in the case of a Disqualified Lender, the lesser of par and the amount such Disqualified Lender paid for such Loan or participation)) all Loans and other amounts pursuant to Section 2.10~~, 2.11~~ or 5.4, as the case may be, owing to such replaced Lender (in respect of any applicable Credit Facility only, at the election of the Borrower) prior to the date of replacement, (iii) the replacement bank, other financial institution or other Person (other than a natural Person or a Disqualified Lender), if not already a Lender, an Affiliate of a Lender, an Affiliated Lender or Approved Fund, and the terms and conditions of such replacement, shall be reasonably satisfactory to the Administrative Agent, (iv) the replacement bank, other financial institution or other Person (other than a natural Person or a Disqualified Lender), if not already a Lender shall be subject to the provisions of Section 13.6(b), (v) the replaced Lender shall be obligated to make such replacement in accordance with the provisions of Section 13.6 (provided that, unless otherwise agreed, the Borrower shall be obligated to pay the registration and processing fee referred to therein), and (vi) any such replacement shall not be deemed to be a waiver of any rights that the Borrower, the Administrative Agent or any other Lender shall have against the replaced Lender.

(b) If any Lender (such Lender, a “Non-Consenting Lender”) has failed to consent to a proposed amendment, waiver, discharge or termination that pursuant to the terms of Section 13.1 requires the consent of either (i) all of the Lenders of the applicable Class or Classes directly and adversely affected or (ii) all of the Lenders of the applicable Class or Classes, and, in each case, with respect to which the Required Lenders (or Required Facility Lenders in respect of the applicable Class or Classes) shall have granted their consent, then, the Borrower shall have the right (unless such Non-Consenting Lender grants such consent) to (x) replace such Non-Consenting Lender by requiring such Non-Consenting Lender to assign its Loans and its Commitments hereunder (in respect of any applicable Class only, at the election of the Borrower) to one or more assignees reasonably acceptable to the Administrative Agent (to the extent such consent would be required under Section 13.6) or (y) terminate the Commitment of such Lender and repay all Obligations of the Borrower due and owing to such Lender relating to the Loans and participations held by such Lender as of such termination date; provided that (I) all Obligations hereunder of the Borrower owing to such Non-Consenting Lender being replaced shall be paid in full to such Non-Consenting Lender concurrently with such assignment ~~including any amounts that such Lender is owed pursuant to Section 2.11~~ and (II) the replacement Lender shall purchase the foregoing by paying to such Non-Consenting Lender a price equal to the principal amount thereof plus accrued and unpaid interest thereon. In connection with any such assignment, the Borrower, the Administrative Agent, such Non-Consenting Lender and the replacement Lender shall otherwise comply with Section 13.6.

Section 13.8. Adjustments; Set-off.

(a) Except as contemplated in Section 13.6 or elsewhere herein, if any Lender (a “Benefited Lender”) shall at any time receive any payment of all or part of its Loans, or interest thereon, or receive any collateral in respect thereof as part of the exercise of remedies under this Agreement or any other Credit Document (whether voluntarily or involuntarily, by set-off, pursuant to events or proceedings of the nature referred to in Section 11.5, or otherwise), in a greater proportion than any such payment to or such collateral received by any other Lender, if any, in respect of such other Lender’s Loans, or interest thereon, such Benefited Lender shall purchase for cash from the other Lenders a participating interest in such portion of each such other Lender’s Loan, or shall provide such other Lenders with the benefits of any such collateral, or the proceeds thereof, as shall be necessary to cause such Benefited Lender to share the excess payment or benefits of such collateral or proceeds ratably with each of the Lenders; provided, however, that if all or any portion of such excess payment or benefits is thereafter recovered from such Benefited Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest.

(b) After the occurrence and during the continuance of an Event of Default, in addition to any rights and remedies of the Lenders provided by law, each Lender shall have the right, without prior notice to the Credit Parties but with the prior consent of the Administrative Agent, any such notice being expressly waived by the Borrower and the other Credit Parties to the extent permitted by applicable law, upon any amount becoming due and payable by the Credit Parties hereunder (whether at the stated maturity, by acceleration or otherwise) to set-off and appropriate and apply against such amount any and all deposits (general or special, time or demand, provisional or final) (other than payroll, trust, tax, fiduciary, employee health and benefits, pension, 401(k), and petty cash accounts (collectively, “Excluded Deposit Accounts”)), in any currency, and any other credits, indebtedness or claims, in any currency, in each case then matured and owing by such Lender or any branch or agency thereof to or for the credit or the account of the Borrower or the other Credit Parties. Each Lender agrees promptly to notify the Credit Parties and the Administrative Agent after any such set-off and application made by such Lender; provided that the failure to give such notice shall not affect the validity of such set-off and application.

Section 13.9. Counterparts. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts (including by facsimile or other electronic transmission), and all of said counterparts taken together shall be deemed to constitute one and the same instrument. A set of the copies of this Agreement signed by all the parties shall be lodged with the Borrower and the Administrative Agent.

Section 13.10. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 13.11. Integration. This Agreement and the other Credit Documents represent the agreement of Holdings, the Borrower, the Collateral Agent, the Administrative Agent and the Lenders with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by Holdings, the Borrower, the Administrative Agent, the Collateral Agent nor any Lender relative to the subject matter hereof not expressly set forth or referred to herein or in the other Credit Documents.

Section 13.12. GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

Section 13.13. Submission to Jurisdiction; Waivers. The Borrower, on behalf of each Credit Party that is organized under the laws of a jurisdiction outside of the United States, hereby appoints Canada Goose US, Inc., with an office at ~~601 W 26th Street, Suite 1740, New York, NY, 10001~~251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808, as its agent for service of process in any matter related to this Agreement or the other Credit Documents. Each party hereto irrevocably and unconditionally:

(a) submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Credit Documents to which it is a party to the exclusive general jurisdiction of the courts of the State of New York or the courts of the United States for the Southern District of New York, in each case sitting in New York City in the Borough of Manhattan, and appellate courts from any thereof;

(b) consents that any such action or proceeding shall be brought in such courts and waives (to the extent permitted by applicable law) any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same or to commence or support any such action or proceeding in any other courts;

(c) agrees that service of process in any such action or proceeding shall be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such Person at its address set forth on Schedule 13.2 at such other address of which the Administrative Agent shall have been notified pursuant to Section 13.2;

(d) agrees that nothing herein shall affect the right of the Administrative Agent, any Lender or another Secured Party to effect service of process in any other manner permitted by law; and

(e) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section 13.13 any special, exemplary, punitive or consequential damages.

Section 13.14. Acknowledgments. The Borrower hereby acknowledges that:

(a) the Borrower and the other Credit Parties are capable of evaluating and understanding, and understand and accept, the terms, risks and conditions of the transactions contemplated hereby and by the other Credit Documents (including any amendment, waiver or other modification hereof or thereof);

(b) the Administrative Agent, each other Agent and each Affiliate of the foregoing may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower and their Affiliates, and neither the Administrative Agent nor any other Agent has any obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship;

(c) neither the Administrative Agent nor any other Agent has provided and none will provide any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby (including any amendment, waiver or other modification hereof or of any other Credit Document) and the Borrower ~~have~~has consulted ~~their~~its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate. The Borrower hereby waives and releases, to the fullest extent permitted by law, any claims that it may have against the Administrative Agent or any other Agent with respect to any breach or alleged breach of agency or fiduciary duty in connection with the transactions contemplated hereby or the process leading thereto; and

(d) no joint venture is created hereby or by the other Credit Documents or otherwise exists by virtue of the transactions contemplated hereby among the Lenders or among the Borrower, on the one hand, and any Lender, on the other hand.

Section 13.15. WAIVERS OF JURY TRIAL. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES (TO THE EXTENT PERMITTED BY APPLICABLE LAW) THE RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY ANY PARTY RELATED TO OR ARISING OUT OF THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT OR THE PERFORMANCE OF SERVICES HEREUNDER OR THEREUNDER.

Section 13.16. Confidentiality. The Administrative Agent, each other Agent and each Lender (collectively, the “Restricted Persons” and, each, a “Restricted Person”) shall treat confidentially all non-public information provided to any Restricted Person by or on behalf of any Credit Party hereunder in connection with such Restricted Person’s evaluation of whether to become a Lender hereunder or obtained by such Restricted Person pursuant to the requirements of this Agreement (“Confidential Information”) and shall not publish, disclose or otherwise divulge such Confidential Information; provided that nothing herein shall prevent any Restricted Person from disclosing any such Confidential Information (a) pursuant to the order of any court or administrative agency or in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law, rule or regulation or compulsory legal process (in which case such Restricted Person agrees (except with respect to any routine or ordinary course audit or examination conducted by bank accountants or any governmental or bank regulatory authority exercising examination or regulatory authority), to the extent practicable and not prohibited by applicable law, rule or regulation, to inform the Borrower promptly thereof prior to disclosure), (b) upon the request or demand of any regulatory authority having jurisdiction over such

Restricted Person or any of its Affiliates (in which case such Restricted Person agrees (except with respect to any routine or ordinary course audit or examination conducted by bank accountants or any governmental or bank regulatory authority exercising examination or regulatory authority) to the extent practicable and not prohibited by applicable law, rule or regulation, to inform the Borrower promptly thereof prior to disclosure), (c) to the extent that such Confidential Information becomes publicly available other than by reason of improper disclosure by such Restricted Person or any of its Affiliates or any Related Parties thereto in violation of any confidentiality obligations owing under this Section 13.16 or other confidentiality obligations owed to the Borrower or its Affiliates, (d) to the extent that such Confidential Information is received by such Restricted Person from a third party that is not, to such Restricted Person’s knowledge, subject to confidentiality obligations owing to any Credit Party or any of their respective Subsidiaries or Affiliates, (e) to the extent that such Confidential Information was already in our possession prior to any duty or other undertaking of confidentiality or is independently developed by the Restricted Persons without the use of such Confidential Information or otherwise subject to any confidentiality obligation, (f) to such Restricted Person’s Affiliates and to its and their respective officers, directors, partners, employees, legal counsel, independent auditors and other experts or agents, in each case who need to know such Confidential Information in connection with providing the Loans or action as an Agent hereunder and who are informed of the confidential nature of such Confidential Information and who are subject to customary confidentiality obligations of professional practice or who agree to be bound by the terms of this Section 13.16 (or confidentiality provisions at least as restrictive as those set forth in this Section 13.16) (with each such Restricted Person, to the extent within its control, responsible for such person’s compliance with this paragraph), (g) to potential or prospective Lenders, hedge providers or counterparties to other derivative transactions (“Derivative Counterparties”), participants or assignees, in each case who agree (pursuant to customary syndication practice) to be bound by the terms of this Section 13.16 (or confidentiality provisions at least as restrictive as those set forth in this Section 13.16); provided that (i) the disclosure of any such Confidential Information to any Lenders, Derivative Counterparties or prospective Lenders, Derivative Counterparties or participants or prospective participants referred to above shall be made subject to the acknowledgment and acceptance by such Lender, Derivative Counterparty or prospective Lender or participant or prospective participant that such Confidential Information is being disseminated on a confidential basis (on substantially the terms set forth in this Section 13.16 or confidentiality provisions at least as restrictive as those set forth in this Section 13.16) in accordance with the standard syndication processes of such Restricted Person or customary market standards for dissemination of such type of information, which shall in any event require “click through” or other affirmative actions on the part of recipient to access such Confidential Information and (ii) no such disclosure shall be made by such Restricted Person to any person that is at such time a Disqualified Lender, (h) for purposes of establishing a “due diligence” defense, or (i) to rating agencies in connection with obtaining ratings for the Borrower and the Credit Facilities to the extent such rating agencies are subject to customary confidentiality obligations of professional practice or agree to be bound by the terms of this Section 13.16 (or confidentiality provisions at least as restrictive as those set forth in this Section 13.16); provided that, no such disclosure shall be made to any Excluded Affiliates other than a limited number of senior employees who are required, in accordance with industry regulations or the relevant Restricted Person’s internal policies and procedures to act in a supervisory capacity and such Restricted Person’s internal legal, compliance, risk management, credit or investment committee members. Notwithstanding the foregoing, (i) Confidential Information shall not include, with respect to any Person, information available to it or its Affiliates on a non-confidential basis from a source other Holdings, its Subsidiaries or their respective Affiliates, (ii) the Administrative Agent shall not be responsible for compliance with this Section 13.16 by any other Restricted Person (other than its officers, directors or employees), (iii) in no event shall any Lender, the Administrative Agent or any other Agent be obligated or required to return any materials furnished by Holdings or any of its Subsidiaries, (iv) each Agent and each Lender may disclose the existence of this Agreement and the information about this Agreement to market data collectors, similar services providers to the lending industry, and service providers to the Agents and the Lenders in connection with the administration, settlement and management of this Agreement and the other Credit Documents and (v) nothing in any Credit Document shall prevent disclosure of any Confidential Information or other matter to the extent that preventing that disclosure would otherwise cause any transaction contemplated by the Credit Documents or any transaction carried out in connection with any transaction contemplated by the Credit Documents to become an arrangement described in Part II A 1 of Annex IV of Directive 2011/16/EU.

For the avoidance of doubt, nothing in this confidentiality provision shall prohibit any person from voluntarily disclosing or providing any information regarding suspected violations of laws or regulations to any governmental, regulatory or self-regulatory organization (any such entity, a “Regulatory Authority”) to the extent that any such prohibition on disclosure set forth in this confidentiality provision shall be prohibited by the laws or regulations applicable to such Regulatory Authority.

Section 13.17. Direct Website Communications. Each of Holdings and the Borrower may, at its option, provide to the Administrative Agent any information, documents and other materials that it is obligated to furnish to the Administrative Agent pursuant to the Credit Documents, including, without limitation, all notices, requests, financial statements, financial, and other reports, certificates, and other information materials, but, unless otherwise agreed by the Administrative Agent, excluding any such communication that (A) relates to a request for a new, or a conversion of an existing, borrowing or other extension of credit (including any election of an interest rate or interest period relating thereto), (B) relates to the payment of any principal or other amount due under this Agreement prior to the scheduled date therefor, or (C) provides notice of any default or event of default under this Agreement (all such non-excluded communications being referred to herein collectively as “Communications”), by transmitting the Communications in an electronic/soft medium in a format reasonably acceptable to the Administrative Agent to the Administrative Agent at an email address provided by the Administrative Agent from time to time; provided that (i) upon written request by the Administrative Agent, the Borrower shall deliver paper copies of such documents to the Administrative Agent for further distribution to each Lender until a written request to cease delivering paper copies is given by the Administrative Agent and (ii) the Borrower shall notify (which may be by facsimile or electronic mail) the Administrative Agent of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents. Each Lender shall be solely responsible for timely accessing posted documents or requesting delivery of paper copies of such documents from the Administrative Agent and maintaining its copies of such documents. Nothing in this Section 13.17 shall prejudice the right of Holdings, the Borrower, the Administrative Agent, any

other Agent or any Lender to give any notice or other communication pursuant to any Credit Document in any other manner specified in such Credit Document.

The Administrative Agent agrees that the receipt of the Communications by the Administrative Agent at its e-mail address set forth on Schedule 13.2 shall constitute effective delivery of the Communications to the Administrative Agent for purposes of the Credit Documents. Each Lender agrees that notice to it (as provided in the next sentence) specifying that the Communications have been posted to the Platform shall constitute effective delivery of the Communications to such Lender for purposes of the Credit Documents. Each Lender agrees (A) to notify the Administrative Agent in writing (including by electronic communication) from time to time of such Lender’s e-mail address to which the foregoing notice may be sent by electronic transmission and (B) that the foregoing notice may be sent to such e-mail address.

(a) Each of Holdings and the Borrower further agrees that any Agent may make the Communications available to the Lenders by posting the Communications on Intralinks, Syndtrak or a substantially similar electronic transmission system (the “Platform”), so long as the access to such Platform (i) is limited to the Agents, the Lenders and Transferees or prospective Transferees and (ii) remains subject to the confidentiality requirements set forth in Section 13.16.

(b) THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE”. THE AGENT PARTIES DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF ANY MATERIALS OR INFORMATION PROVIDED BY THE CREDIT PARTIES (THE “BORROWER MATERIALS”) OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM. In no event shall (x) the Administrative Agent or any of its Related Parties (collectively, the “Agent Parties” and, each, an “Agent Party”) have any liability to the Borrower, any Lender, or any other Person or (y) Holdings, the Borrower or any of their respective Subsidiaries have any liability to any Agent, any Lender or any other Person, for losses, claims, damages, liabilities, or expenses of any kind (whether in tort, contract or otherwise) arising out of any Credit Party’s or the Administrative Agent’s transmission of Borrower Materials through the internet, except to the extent, in the case of clause (x), the liability of any Agent Party resulted from such Agent Party’s (or any of its Related Parties’ (other than any trustee or advisor)) gross negligence, bad faith or willful misconduct or material breach of the Credit Documents, in each case, as determined in the final non-appealable judgment of a court of competent jurisdiction or, in the case of clause (y), the liability of any of Holdings, the Borrower or any of their respective Subsidiaries resulted from such Person’s (or any of its Related Parties’ (other than any trustee or advisor)) gross negligence, bad faith or willful misconduct or material breach of the Credit Documents, in each case, as determined in the final non-appealable judgment of a court of competent jurisdiction.

(c) Each of Holdings and the Borrower and each Lender acknowledge that certain of the Lenders may be “public-side” Lenders (Lenders that do not wish to receive MNPI with respect to the Borrower or its Subsidiaries or their respective securities) and, if documents or notices required to be delivered pursuant to the Credit Documents or otherwise are being distributed through the Platform, any document or notice that Holdings or the Borrower has indicated contains only publicly available information with respect to Holdings or the Borrower may be posted on that portion of the Platform designated for such public-side Lenders. If Holdings or the Borrower has not indicated whether a document or notice delivered contains only publicly available information, the Administrative Agent shall post such document or notice solely on that portion of the Platform designated for Lenders who wish to receive MNPI with respect to the Borrower, its Subsidiaries and their respective securities. Notwithstanding the foregoing, the Borrower shall use commercially reasonable efforts to indicate whether any document or notice to be distributed through the Platform contains only publicly available information; provided, however, that the Borrower shall not be required to mark any materials “PUBLIC”; provided, further, that the following documents shall be deemed to be marked “PUBLIC”, unless the Borrower notifies the Administrative Agent promptly (after the Borrower has been given a reasonable opportunity to review such documents) that any such document contains material nonpublic information: (1) the Credit Documents, (2) any notification of changes in the terms of any Credit Facility and (3) all financial statements and certificates delivered pursuant to Sections 9.1(a) and (b). In no event shall the Administrative Agent distribute Projections delivered hereunder to “public-side” Lenders. Each “public side” Lender agrees to cause at least one individual at or on behalf of such Person to at all times have selected the “Private Side Information” or similar designation on the content declaration screen of the Platform in order to enable such “public side” Lender or its delegate, in accordance with such Person’s compliance procedures and applicable law, including foreign, Canadian Securities Laws, United States Federal and state securities laws, to make reference to communications that are not made available through the “Public Side Information” and that may contain material non-public information with respect to the Borrower or its securities for purposes of Canadian Securities Laws, United States Federal or state securities laws.

Section 13.18. USA PATRIOT Act; etc.

(a) Each Lender hereby notifies each Credit Party that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”) and the Beneficial Ownership Regulation, it may be required to obtain, verify, and record information that identifies each Credit Party, which information includes the name and address of each Credit Party and other information that will allow such Lender to identify each Credit Party in accordance with the Patriot Act and Beneficial Ownership Regulation; and

(b) pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” laws, including any guidelines or orders thereunder, the Lenders and the Agents may be required to obtain, verify and record information regarding Holdings, the Borrower, the Guarantors, their directors, authorized signing officers, direct or indirect shareholders or other Persons in control of Holdings, the Borrower and the Guarantors, and the transactions contemplated hereby. The Borrower shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or Agent, or any prospective assignee or participant of a Lender or Agent, in order to comply with such laws, whether now or hereafter in existence; and

(c) each of the Lenders agrees that none of the Agents has any obligation to ascertain the identity of Holdings, the Borrower or any other Guarantor or any authorized signatories of Holdings, the Borrower or any other Guarantor on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from Holdings, the Borrower or any other Guarantor or any such authorized signatory in doing so.

Section 13.19. Payments Set Aside. To the extent that any payment by or on behalf of Holdings or the Borrower is made to any Agent or any Lender, or any Agent or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by such Agent or such Lender in its discretion) to be repaid to a trustee, receiver, or any other party, in connection with any proceeding or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share of any amount so recovered from or repaid by any Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the applicable Overnight Rate from time to time in effect.

Section 13.20. No Fiduciary Duty. Each Agent, each Lender and their Affiliates (collectively, solely for purposes of this paragraph, the “Lenders”), may have economic interests that conflict with those of the Credit Parties, their stockholders and/or their affiliates. Each Credit Party agrees that nothing in the Credit Documents or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between any Lender, on the one hand, and such Credit Party, its stockholders or its affiliates, on the other. The Credit Parties acknowledge and agree that (i) the transactions contemplated by the Credit Documents (including the exercise of rights and remedies hereunder and thereunder) are arm’s-length commercial transactions between the Lenders, on the one hand, and the Credit Parties, on the other, and (ii) in connection therewith and with the process leading thereto, (x) except as otherwise expressly agreed in writing, no Lender has assumed an advisory or fiduciary responsibility in favor of any Credit Party, its stockholders or its affiliates with respect to the transactions contemplated hereby (or the exercise of rights or remedies with respect thereto) or the process leading thereto (irrespective of whether any Lender has advised, is currently advising or will advise any Credit Party, its stockholders or its Affiliates on other matters) or any other obligation to any Credit Party except the obligations expressly set forth in the Credit Documents and (y) each Lender is acting solely as principal and not as the agent or fiduciary of any Credit Party, its management, stockholders or creditors. Each Credit Party acknowledges and agrees that it has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. Each Credit Party agrees that it will not claim that any Lender has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to such Credit Party, in connection with such transaction or the process leading thereto.

Section 13.21. Acknowledgement and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Credit Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Credit Document, to the extent such liability is unsecured, may be subject to the ~~write-down and conversion powers~~Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b) the effects of any ~~Bail-in~~Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability:

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Credit Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the ~~write-down and conversion powers~~Write-Down and Conversion Powers of the applicable Resolution Authority.

Section 13.22. Acknowledgment Regarding Any Supported QFCs. To the extent that the Credit Documents provide support, through a guarantee or otherwise, for Hedge Agreements or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Credit Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States): In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Credit Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Credit Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

Section 13.23. Joint and Several Obligations. Notwithstanding any other provision contained herein or in any other Credit Document, if a “secured creditor” (as that term is defined under the Bankruptcy and Insolvency Act (Canada)) is determined by a court of competent jurisdiction not to include a Person to whom obligations are owed on a joint or joint and several basis, then each of the Borrower’s Obligations (and the Obligations of each other Credit Party), to the extent such Obligations are secured, shall be several obligations and not joint or joint and several obligations.

Section 13.24. Limitations Acts. Each of the parties hereto agrees that any and all limitation periods provided for in the Limitations Act, 2002 (Ontario) or Limitation Act (British Columbia) shall be excluded from application to the Obligations and any undertaking, covenant, indemnity or other agreement of any Credit Party provided for in any Credit Document to which it is a party in respect thereof, in each case to fullest extent permitted by applicable laws.

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[Signature Pages Intentionally Omitted]

Pursuant to Regulation S-K, Item 601(a)(5), certain schedules to this agreement, identified with [***],

have not been filed. The Registrant agrees to furnish supplementally a copy of any omitted schedules or exhibits to the Securities and Exchange Commission upon request; provided, however, that the Registrant may request confidential treatment of omitted items.

Annex 1

Schedules to Credit Agreement

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Pursuant to Regulation S-K, Item 601(a)(5), certain schedules to this agreement, identified with [***],

have not been filed. The Registrant agrees to furnish supplementally a copy of any omitted schedules or exhibits to the Securities and Exchange Commission upon request; provided, however, that the Registrant may request confidential treatment of omitted items.

Annex 2

Supplement to Security Agreement Schedules

[***]